


13001861

Notice of 2013 Annual Meeting, Proxy Statement and 2012 Annual Report

PHH®
CORPORATION

Five-Year Historical Financial Table

	Year Ended and As of December 31,				
	2012	2011	2010	2009	2008
Consolidated Statements of Operations Data:	(In millions, except per share data)				
Net revenues	$ 2,743	$ 2,214	$ 2,438	$ 2,606	$ 2,056
Net income (loss) attributable to PHH Corporation[1]	34	(127)	48	153	(254)
Basic earnings (loss) per share attributable to PHH Corporation	$ 0.60	$ (2.26)	$0.87	$2.80	$(4.68)
Diluted earnings (loss) per share attributable to PHH Corporation	0.56	(2.26)	0.86	2.77	(4.68)
Consolidated Balance Sheet Data:					
Total assets	$ 9,603	$ 9,777	$ 11,270	$ 8,123	$ 8,273
Debt	6,554	6,914	8,085	5,160	5,764
PHH Corporation stockholders' equity	1,526	1,442	1,564	1,492	1,266

[1] Net income (loss) attributable to PHH Corporation for the year ended December 31, 2011 includes a $68 million pre-tax gain on the sale of 50.1% of the equity interests in our appraisal services business. Net income (loss) attributable to PHH Corporation for the year ended December 31, 2008 included $42 million of pre-tax income related to a terminated merger agreement with General Electric Capital Corporation and a $61 million non-cash charge for Goodwill impairment ($26 million net impact after the income tax benefit and the portion attributable to noncontrolling interest).

Market Price of Common Stock

Shares of our Common stock are listed on the NYSE under the symbol "PHH". The following table sets forth the high and low sales prices for our Common stock for the periods indicated as reported by the NYSE:

	Stock Price	
	High	Low
January 1, 2012 to March 31, 2012	$ 16.04	$ 9.68
April 1, 2012 to June 30, 2012	17.92	14.78
July 1, 2012 to September 30, 2012	20.94	15.29
October 1, 2012 to December 31, 2012	23.15	18.50

Stock Price Performance

The following graph and table compare the cumulative total stockholder return of PHH Common Stock with (i) the Russell 2000® Financial Services Index and (ii) the Russell 2000® Total Return Index.



150
120
90
60
PHH Common Stock
Russell 2000 Financial Services Index
Russell 2000 Total Return Index
Dec 31, 2007
Dec 31, 2008
Dec 31, 2009
Dec 31, 2010
Dec 31, 2011
Dec 31, 2012

	Amount in Dollars					
	DEC 31, 2007	DEC 31, 2008	DEC 31, 2009	DEC 31, 2010	DEC 31, 2011	DEC 31, 2012
■ PHH Common Stock	100.00	72.17	91.33	131.24	60.66	128.97
● Russell 2000 Financial Services Index	100.00	72.00	69.20	80.76	75.55	88.37
▲ Russell 2000 Total Return Index	100.00	66.21	84.20	106.82	102.36	119.09

The graph and table above assume that $100 was invested in PHH Common Stock, the Russell 2000 Financial Services Index and the Russell 2000 Total Return Index on December 31, 2007. Total stockholder performance returns assume reinvestment of dividends. The stock price performance depicted in the graph and table above may not be indicative of future stock price performance.

PHH®
CORPORATION

Letter from Glen Messina

Dear Fellow PHH Stockholder:

As I look back on 2012, we spent the year focusing on the execution of the four key strategies I laid out at the beginning of the year. Those strategies remain:

- Disciplined growth in our franchise platforms, which are our Private Label and Real Estate channels within our Mortgage business, and our Fleet business,
- Operational excellence,
- An unwavering commitment to customer service, and
- Prioritization of liquidity, cash flow and deleveraging.

Our solid operating performance in 2012 reflects our commitment to these key strategies, and I believe our continued implementation of them will maximize value for our stockholders by positioning us for growth and making us a more competitive, more profitable and more capital-efficient company.

We delivered disciplined growth in our franchise platforms. We significantly expanded our Mortgage retail platforms, enabling us to grow total loan closings on those platforms by 28%. In Fleet, we grew both our net investment in leases (the key driver of net leasing income) and average service units.

We delivered on operational excellence. We made defect reduction a priority in both our Mortgage and Fleet businesses. We reduced our Fannie Mae new origination defect rate by approximately 80% and reduced our defect rate for critical processes in Fleet by more than 30%. This investment ultimately should reduce risk and operating costs in both of our businesses.

We delivered on our commitment to customer service. Our customer satisfaction scores improved in both Mortgage and Fleet. In Mortgage, we are proud to have achieved this in a year in which we saw such rapid growth in demand for our retail platform. In Fleet, we earned seven awards in 2012 recognizing our leadership and innovation in customer service.

We delivered on generating liquidity and cash flow and deleveraging. We ended 2012 with $829 million in unrestricted cash and cash equivalents, double the balance at the start of the year, while also reducing our unsecured debt by $183 million. As a result, we are approaching our goal of a ratio of unencumbered assets to unsecured debt of 3x or better.

2012 Results

For 2012, we reported consolidated net income of $34 million or $0.60 per basic share. Our core earnings (after-tax) and core earnings per share, both of which exclude unrealized changes in the fair value of our mortgage servicing rights and realized and unrealized changes in the fair value of any related derivatives, were $168 million and $2.96, respectively.* This compares to a consolidated net loss of $127 million, or $2.26 per share, and core earnings (after-tax) and core earnings per share of $182 million and $3.23, respectively, for 2011.

2012 Mortgage Highlights

- We continued to grow origination volumes and our servicing portfolio.
- Mortgage originations grew to $55.6 billion, a 7% increase from 2011, including a 28% increase in retail closings as we de-emphasized our wholesale/correspondent channel.
- Total loan margin increased 45% to 392 basis points, a record level for PHH.
- Total loan servicing portfolio grew by 1% to $183.7 billion in unpaid principal balance (UPB) at year end, representing growth in subservicing UPB offset by a decline in the owned portfolio.
- Our mortgage delinquencies at year end remained among the lowest in the industry and less than half the level reported for large servicers.[1]

(continued)

2012 Fleet Highlights

- We achieved a third consecutive year of double-digit segment profit growth by emphasizing fee-based services to clients, growth in our net investment in fleet leases, and lower debt costs.
- Segment profit was $87 million, up 16% from 2011.
- Our culture of customer-centric employees and technology innovation were key drivers of high client retention rates, expansion of core fleet services and success in new client signings in the United States and Canada.

Liquidity Update

Maintaining a sound and stable financial foundation is an important component of our business, and in 2012 we significantly strengthened our liquidity position.

Our liquidity achievements in 2012 include:

- We issued $250 million in aggregate principal amount of 6% convertible senior notes due 2017.
- We issued $275 million in 7.375% senior notes due 2019.
- We closed $300 million in multi-year unsecured U.S. revolving credit facilities and a C$125 million three-year secured Canadian revolving credit facility for our Fleet business.
- We renewed or extended more than $6 billion of mortgage-related funding arrangements.
- We issued $1.2 billion in Fleet term asset-backed securitization debt and renewed $2.3 billion in Fleet lease conduit financing facilities.

I believe we are in a strong position to continue to meet our upcoming debt maturities through a combination of our significant cash and cash equivalents on hand, access to the capital markets, and operating cash flow.

Outlook for 2013

Industry forecasts indicate that residential mortgage origination volumes are expected to decline in 2013, and a reduction in volume levels could cause priced-in margins to narrow. The result could be a more challenging environment for our mortgage production business. In addition, with the transition of our mortgage business to a greater emphasis on retail and as the overall mortgage market transitions to a home purchase-driven market, we expect our origination volume going forward to more closely follow the seasonality of the home purchase market.

Our business model is well-designed to respond to change and opportunities in the mortgage and fleet industries, and I see significant long-term growth potential through both increased penetration of our existing clients and expansion of our client base. We were delighted to recently add HSBC as a new private label mortgage client, which we expect to meaningfully contribute to the growth of our business.

I firmly believe the successful execution of our four key strategies will enhance our ability to adapt to the rapidly-changing environment in both Mortgage and Fleet and will enable PHH to produce strong cash flows and attractive returns for our stockholders in the future.

In closing, I want to thank our stockholders, clients, partners and employees for supporting our vision for PHH.

Sincerely,



Glen A. Messina
President and Chief Executive Officer

(1) Source: *Inside Mortgage Finance* 2012; PHH rate based on UPB; includes foreclosure and excludes REO

* NOTE REGARDING NON-GAAP FINANCIAL MEASURES

Core earnings (after-tax) and core earnings per share are financial measures that are not in accordance with U.S. generally accepted accounting principles ("GAAP"). See Non-GAAP Reconciliations below for a reconciliation of these measures to the most directly comparable GAAP financial measures as required by Regulation G.

Core earnings (after-tax) and core earnings per share involve differences from Net income (loss) attributable to PHH Corporation and Basic earnings (loss) per share attributable to PHH Corporation computed in accordance with GAAP. Core earnings (after-tax) and core earnings per share should be considered as supplementary to, and not as a substitute for, Net income (loss) attributable to PHH Corporation or Basic earnings (loss) per share attributable to PHH Corporation computed in accordance with GAAP as a measure of the Company's financial performance.

The Company believes that these Non-GAAP Financial Measures can be useful to investors because they provide a means by which investors can evaluate the Company's underlying key drivers and operating performance of the business, exclusive of certain adjustments and activities that investors may consider to be unrelated to the underlying economic performance of the business for a given period.

The Company also believes that any meaningful analysis of the Company's financial performance by investors requires an understanding of the factors that drive the Company's underlying operating performance, which can be obscured by significant unrealized changes in value of the Company's mortgage servicing rights, as well as any gain or loss on derivatives that are intended to offset market-related fair value adjustments on the Company's mortgage servicing rights, in a given period that are included in Net income (loss) attributable to PHH Corporation and Basic earnings (loss) per share attributable to PHH Corporation in accordance with GAAP.

Core earnings (after-tax) and core earnings per share

Core earnings (after-tax) and core earnings per share measure the Company's financial performance excluding unrealized changes in fair value of the Company's mortgage servicing rights that are based upon projections of expected future cash flows and prepayments, as well as realized and unrealized changes in the fair value of derivatives that are intended to offset changes in the fair value of mortgage servicing rights. The changes in fair value of mortgage servicing rights and related derivatives are highly sensitive to changes in interest rates and are dependent upon the level of current and projected interest rates at the end of each reporting period.

Value lost from actual prepayments and recurring cash flows are recorded when actual cash payments or prepayments of the underlying loans are received, and are included in core earnings based on the current fair value of the mortgage servicing rights at the time the payments are received.

The presentation of core earnings is designed to more closely align the timing of recognizing the actual value lost from prepayments in the mortgage servicing segment with the associated value created through new originations in the mortgage production segment. The Company believes that it will likely replenish most, if not all, realized value lost from changes in value from actual prepayments through new loan originations and actively manages and monitors economic replenishment rates to measure its ability to continue to do so. Therefore, management does not believe the unrealized change in value of the mortgage servicing rights is representative of the economic change in value of the business as a whole.

Core earnings metrics are used in managing the Company's mortgage business. The Company has also designed certain management incentives based upon the achievement of core earnings targets, subject to potential adjustments that may be made at the discretion of the Human Capital and Compensation Committee of the Company's Board of Directors.

Limitations on the use of Core Earnings

Since core earnings (after-tax) and core earnings per share measure the Company's financial performance excluding unrealized changes in value of mortgage servicing rights, such measures may not appropriately reflect the rate of value lost on subsequent actual payments or prepayments over time. As such, core earnings (after-tax) and core earnings per share may tend to overstate operating results in a declining interest rate environment and understate operating results in a rising interest rate environment, absent the effect of any offsetting gains or losses on derivatives that are intended to offset changes in fair value on the Company's mortgage servicing rights.

PHH Corporation and Subsidiaries

NON-GAAP RECONCILIATIONS – CORE EARNINGS
(In millions, except per share data)
See "Note Regarding Non-GAAP Financial Measures" for a description of the uses and limitations of these Non-GAAP Financial Measures.

Regulation G Reconciliation

	Year Ended December 31,	
	2012	2011
Net income (loss) attributable to PHH Corporation — as reported	$ 34	$ (127)
Market-related fair value adjustments, net of taxes[1][2]	131	307
Net derivative loss related to MSRs, net of taxes[2]	3	2
Core earnings (after-tax)	$ 168	$ 182
Basic earnings (loss) per share attributable to PHH Corporation — as reported	$ 0.60	$ (2.26)
Market-related fair value adjustments, net of taxes[1][3]	2.31	5.46
Net derivative loss related to MSRs, net of taxes[3]	0.05	0.03
Core earnings per share	$ 2.96	$ 3.23

(1) Represents the Change in fair value of MSRs due to changes in market inputs and assumptions used in the valuation model.

(2) An incremental effective tax rate of 41% was applied to the MSRs fair value adjustments to arrive at the net of taxes amounts.

(3) Basic weighted-average shares outstanding of 56.815 million and 56.349 million for the years ended December 31, 2012 and 2011, respectively, were used to calculate per share amounts.

FORWARD-LOOKING STATEMENTS

Certain statements in this Notice of 2013 Annual Meeting, Proxy Statement and 2012 Annual Report are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Generally, forward-looking statements are not based on historical facts but instead represent only our current beliefs regarding future events. All forward-looking statements are, by their nature, subject to risks, uncertainties and other factors. Investors are cautioned not to place undue reliance on these forward-looking statements. You should understand that these statements are not guarantees of performance or results and are preliminary in nature. Statements preceded by, followed by or that otherwise include the words "expects," "anticipates," "intends," "projects," "estimates," "plans," "may increase," "may result," "will result," "may fluctuate" and similar expressions or future or conditional verbs such as "will," "should," "would," "may" and "could" are generally forward-looking in nature and not historical facts.

You should consider the areas of risk described under the heading "Cautionary Note Regarding Forward-Looking Statements" and "Risk Factors" in our periodic reports filed with the Securities and Exchange Commission under the Exchange Act, including our most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, in connection with any forward-looking statements that may be made by us and our businesses generally. Except for our ongoing obligations to disclose material information under the federal securities laws and applicable stock exchange listing standards, and unless otherwise required by law, we undertake no obligation to release publicly any updates or revisions to any forward-looking statements or to report the occurrence or non-occurrence of anticipated or unanticipated events.

PHH Corporation

PHH

April 30, 2013

Dear Fellow Stockholder:

You are cordially invited to attend the 2013 Annual Meeting of Stockholders (the "Annual Meeting") of PHH Corporation (the "Company"), which will be held at our offices located at 3000 Leadenhall Road, Mt. Laurel, New Jersey 08054, on Wednesday, June 12, 2013, at 10:00 a.m., local time. At the Annual Meeting, stockholders will be asked to vote on the matters described in the accompanying Notice of 2013 Annual Meeting.

YOUR VOTE IS EXTREMELY IMPORTANT REGARDLESS OF THE NUMBER OF SHARES YOU OWN.

In order to ensure that your shares are represented at the Annual Meeting, whether you plan to attend or not, please vote in accordance with the enclosed instructions. You can vote your shares by telephone, electronically via the Internet or by completing and returning the enclosed proxy card. If you vote using the enclosed proxy card, you must sign, date and mail the proxy card in the enclosed envelope. If you decide to attend the Annual Meeting and wish to modify your vote, you may revoke your proxy and vote in person at the meeting.

Admission to the Annual Meeting will be by admission ticket only. If you are a stockholder of record and plan to attend the Annual Meeting, retain the top portion of your proxy card as your admission ticket and bring it and a photo ID with you so that you may gain admission to the meeting. If your shares are held through a bank, broker or other nominee, please contact your nominee and request that the nominee obtain an admission ticket for you or provide you with evidence of your share ownership, which will gain you admission to the Annual Meeting.

Pursuant to rules adopted by the U.S. Securities and Exchange Commission, we are furnishing via the Internet our proxy statement and other proxy materials to stockholders holding less than 1,000 shares of our common stock as of the record date for the Annual Meeting. We believe this e-proxy process reduces the environmental impact of our Annual Meeting, reduces our printing and postage costs, and expedites the receipt of proxy materials by our stockholders.

Thank you for your continued interest in PHH Corporation. We look forward to seeing you at the meeting.

Sincerely,



Glen A. Messina
President and Chief Executive Officer

PHH CORPORATION

3000 Leadenhall Road
Mt. Laurel, New Jersey 08054

NOTICE OF 2013 ANNUAL MEETING

To Our Stockholders:

The 2013 Annual Meeting of Stockholders of PHH Corporation (the "Company") will be held at our offices located at 3000 Leadenhall Road, Mt. Laurel, New Jersey 08054, on Wednesday, June 12, 2013, at 10:00 a.m., local time (the "Annual Meeting"), for the following purposes:

1. To elect, if Proposal 2 is approved by our stockholders, the ten director nominees identified in this Proxy Statement to our Board of Directors, each to serve for a one-year term until the 2014 annual meeting of stockholders and until their respective successors are duly elected and qualified, or until their earlier death, retirement or resignation; or to elect, if Proposal 2 is not approved, the four director nominees identified in this Proxy Statement as Class II directors to our Board of Directors to serve for a three-year term until the 2016 annual meeting of stockholders and until their respective successors are duly elected and qualified, or until their earlier death, retirement or resignation;

2. To approve an amendment to the Charter of the Company to declassify the Board of Directors as contemplated by the Articles of Amendment;

3. To ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for 2013;

4. To conduct an advisory vote to approve the compensation of our named executive officers; and

5. To transact such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

The Board of Directors has fixed the close of business on March 25, 2013 as the record date for the Annual Meeting. Only stockholders of record as of the close of business on the record date are entitled to notice of, and to vote at, the Annual Meeting and any adjournment or postponement thereof.

By Order of the Board of Directors



William F. Brown
Senior Vice President, General Counsel and Secretary

April 30, 2013

IMPORTANT NOTICE REGARDING THE INTERNET AVAILABILITY OF PROXY MATERIALS FOR THE 2013 ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON JUNE 12, 2013.

THIS NOTICE OF 2013 ANNUAL MEETING, PROXY STATEMENT AND 2012 ANNUAL REPORT IS AVAILABLE ON THE INTERNET AT:
http://www.proxyvote.com

PHH CORPORATION

3000 Leadenhall Road
Mt. Laurel, New Jersey 08054

PROXY STATEMENT FOR THE 2013 ANNUAL MEETING OF STOCKHOLDERS

This Proxy Statement is being furnished to the holders of common stock, par value $0.01 per share, of PHH Corporation, a Maryland corporation (the "Company"), in connection with the solicitation by our Board of Directors of proxies to be voted at the 2013 Annual Meeting of Stockholders of the Company (the "Annual Meeting") to be held at our offices located at 3000 Leadenhall Road, Mt. Laurel, New Jersey, on Wednesday, June 12, 2013, at 10:00 a.m., local time, or at any postponement or adjournment of the Annual Meeting, for the purposes set forth in the accompanying Notice of 2013 Annual Meeting.

This Proxy Statement and the other proxy materials are being mailed to stockholders and are first being made available via the Internet on or about April 30, 2013. If a stockholder executes and returns the enclosed proxy card or submits vote instructions to us by telephone or via the Internet, the stockholder may nevertheless revoke their proxy at any time prior to its use by filing with the Secretary of the Company a written revocation or a duly executed proxy bearing a later date or by submitting revised vote instructions to us by telephone or via the Internet prior to 11:59 p.m. EDT on Tuesday, June 11, 2013, in accordance with the instructions on the enclosed proxy card. A stockholder who attends the Annual Meeting in person may revoke his or her proxy at that time and vote in person if so desired.

Admission to the Annual Meeting will be by admission ticket only. If you are a stockholder of record and plan to attend the Annual Meeting, retain the top portion of your proxy card as your admission ticket and bring it and a photo ID with you so that you may gain admission to the meeting. If your shares are held through a bank, broker or other nominee, please contact your nominee and request that the nominee obtain an admission ticket for you or provide you with evidence of your share ownership, which will gain you admission to the Annual Meeting.

Unless revoked or unless contrary instructions are given, each proxy that is properly signed, dated and returned or authorized by telephone or via the Internet in accordance with the instructions on the enclosed proxy card prior to the start of the Annual Meeting will be voted as indicated on the proxy card or via telephone or the Internet and if no indication is made, each such proxy will be deemed to grant authority to vote, as applicable:

(1) Proposal 1: If Proposal 2 is approved, ***FOR***, the election of each of Mr. Jon A. Boscia, Ms. Jane D. Carlin, Mr. James O. Egan, Mr. Thomas P. Gibbons, Mr. Allan Z. Loren, Mr. Glen A. Messina, Mr. Gregory J. Parseghian, Mr. Charles P. Pizzi, Ms. Deborah M. Reif and Mr. Carroll R. Wetzel, Jr., each to serve until the 2014 Annual Meeting of Stockholders and until their respective successors are duly elected and qualified, or until their earlier death, retirement or resignation; or, if Proposal 2 is not approved, ***FOR***, the election of each of Ms. Jane D. Carlin, Mr. Thomas P. Gibbons, Ms. Deborah M. Reif and Mr. Carroll R. Wetzel, Jr. as Class II directors, each to serve until the 2016 Annual Meeting of Stockholders and until their respective successors are duly elected and qualified, or until their earlier death, retirement or resignation; (under each alternative, as the case may be, the "Director Election Proposal");

(2) Proposal 2: ***FOR*** the amendment to the Charter of the Company to declassify the Board of Directors as contemplated by the Articles of Amendment ("Charter Amendment Proposal to Declassify the Board of Directors");

(3) Proposal 3: ***FOR*** the ratification of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2013 (the "Ratification of Auditors Proposal");

(4) Proposal 4: ***FOR*** the advisory resolution approving compensation of our named executive officers as disclosed pursuant to Item 402 of Regulation S-K (the "Say on Pay Vote"); and

(5) At the discretion of the persons named in the enclosed proxy card, on any other matter that may properly come before the Annual Meeting or any adjournment or postponement of the Annual Meeting.

OUR BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE "*FOR*" THE ELECTION OF EACH OF THE NOMINEES LISTED UNDER THE DIRECTOR ELECTION PROPOSAL, "FOR" THE CHARTER AMENDMENT PROPOSAL TO DECLASSIFY THE BOARD OF DIRECTORS, "*FOR*" THE RATIFICATION OF AUDITORS PROPOSAL, AND "*FOR*" THE SAY ON PAY VOTE.

TABLE OF CONTENTS

GENERAL INFORMATION ABOUT THE 2013 ANNUAL MEETING

Why am I receiving these proxy materials?

You are receiving these proxy materials because our Board of Directors (the "Board") is soliciting your proxy to cast your vote at the 2013 Annual Meeting of Stockholders (the "Annual Meeting") of PHH Corporation, a Maryland corporation ("we," "our," "us," "PHH" or the "Company"), and any adjournment or postponement of the Annual Meeting. This Proxy Statement, the accompanying Notice of 2013 Annual Meeting, our Annual Report on Form 10-K for the year ended December 31, 2012 filed with the U.S. Securities and Exchange Commission (the "SEC") on February 28, 2013 (the "2012 Annual Report"), and the enclosed proxy card for those stockholders that have been sent printed copies of our proxy materials are being mailed to stockholders or are first being made available to stockholders via the Internet on or about April 30, 2013.

When and where is the Annual Meeting going to be held?

The Annual Meeting will be held at our offices located at 3000 Leadenhall Road, Mt. Laurel, New Jersey, on Wednesday, June 12, 2013, at 10:00 a.m., local time. Registration and seating will begin at 9:00 a.m., local time.

What is the purpose of the Annual Meeting?

At the Annual Meeting, stockholders will vote on the matters described in the accompanying Notice of 2013 Annual Meeting and this Proxy Statement. The only matters expected to be voted upon at the Annual Meeting are (1) the Director Election Proposal, (2) the Charter Amendment Proposal to Declassify the Board of Directors, (3) the Ratification of Auditors Proposal and (4) the Say on Pay Vote.

What are the Board's recommendations for how I should vote my shares?

The Board recommends that you vote your shares as follows:

- Proposal 1: if Proposal 2 is approved, ***FOR***, the election of each of Mr. Jon A. Boscia, Ms. Jane D. Carlin, Mr. James O. Egan, Mr. Thomas P. Gibbons, Mr. Allan Z. Loren, Mr. Glen A. Messina, Mr. Gregory J. Parseghian, Mr. Charles P. Pizzi, Ms. Deborah M. Reif and Mr. Carroll R. Wetzel, Jr., each to serve until the 2014 Annual Meeting of Stockholders and until their respective successors are duly elected and qualified, or until their earlier death, retirement or resignation; or, if Proposal 2 is not approved, ***FOR***, the election of each of Ms. Jane D. Carlin, Mr. Thomas P. Gibbons, Ms. Deborah M. Reif and Mr. Carroll R. Wetzel, Jr. as Class II directors, each to serve until the 2016 Annual Meeting of Stockholders and until their respective successors are duly elected and qualified, or until their earlier death, retirement or resignation;
- Proposal 2: ***FOR*** the amendment of the Charter of the Company to declassify the Board of Directors as contemplated by the Articles of Amendment;
- Proposal 3: ***FOR*** the ratification of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2013; and
- Proposal 4: ***FOR*** the advisory resolution approving compensation of our named executive officers as disclosed pursuant to Item 402 of Regulation S-K.

Who can attend the Annual Meeting?

Only stockholders of record as of the close of business on March 25, 2013, or their duly appointed proxies, may attend the Annual Meeting. Stockholders will be asked to present valid picture identification, such as a driver's license or passport. Please note that, if you are a beneficial owner and hold your shares in "street name," or through an intermediary, such as a bank, broker or other nominee, you must bring either an admission ticket from your bank, broker or other nominee that is the record holder of your shares or a copy of a brokerage statement reflecting your stock ownership as of the record date.

Cameras and video recording devices will not be permitted at the Annual Meeting. A list of stockholders entitled to vote at the Annual Meeting will be available for examination by any stockholder for any purpose germane to the Annual Meeting beginning ten days prior to the Annual Meeting during ordinary business hours at 3000 Leadenhall Road, Mt. Laurel, New Jersey 08054, our principal place of business, and ending on the date of the Annual Meeting.

Do I need an admission ticket to attend the Annual Meeting?

Yes. Attendance at the Annual Meeting will be limited to stockholders of record as of the record date, their authorized representatives and our guests. Admission will be by admission ticket only. For registered stockholders, the top portion of the proxy card enclosed with the Proxy Statement will serve as an admission ticket. If you are a beneficial owner and hold your shares in "street name," or through an intermediary, such as a bank, broker or other nominee, you should request an admission ticket from your bank, broker or other nominee or send a request in writing to PHH Corporation, Attention: Investor Relations, 3000 Leadenhall Road, Mt. Laurel, New Jersey 08054, and include proof of ownership of PHH Corporation common stock, such as a bank or brokerage firm account statement or letter from the bank, broker or other nominee holding your stock, confirming your beneficial ownership. Stockholders who do not obtain admission tickets in advance of the Annual Meeting may obtain them on the date of the Annual Meeting at the registration desk upon verifying their stock ownership as of the record date. In accordance with our security procedures, all persons attending the Annual Meeting must present picture identification along with their admission ticket or proof of beneficial ownership in order to gain admission to the meeting. Admission to the Annual Meeting will be expedited if admission tickets are obtained in advance. Admission tickets may be issued to others at our discretion.

How many votes must be present at the Annual Meeting to constitute a quorum?

Stockholders holding a majority of the issued and outstanding shares of our common stock entitled to vote as of the record date, March 25, 2013, must be present, in person or by proxy, to constitute a quorum at the Annual Meeting. As of the record date, there were 57,060,403 shares of our common stock issued and outstanding. Shares represented by abstentions on any proposal to be acted upon by stockholders at the Annual Meeting will be treated as present at the Annual Meeting for purposes of determining whether a quorum is present.

How many votes can be cast by all stockholders?

57,060,403 votes may be cast at the Annual Meeting. Each stockholder is entitled to cast one vote for each share of common stock held by such stockholder as of the record date. There is no cumulative voting and the holders of our common stock vote together as a single class.

What vote is needed for each of the proposals to be adopted?

- Proposal 1—Director Election Proposal: Directors are elected by a plurality of the votes cast by stockholders of record as of the record date that are present, in person or by proxy, at a meeting of stockholders at which a quorum is present. If Proposal 2 is approved by the stockholders at the Annual Meeting, the ten candidates with the highest number of "***FOR***" votes will be elected, subject to our majority vote standard for directors in uncontested elections as set forth in our Corporate Governance Guidelines and described below. If Proposal 2 is not approved by the stockholders at the Annual Meeting, the four candidates (comprised of Ms. Jane D. Carlin, Mr. Thomas P. Gibbons, Ms. Deborah M. Reif and Mr. Carroll R. Wetzel, Jr.) with the highest number of "***FOR***" votes will be elected, subject to our majority vote standard for directors in uncontested elections as set forth in our Corporate Governance Guidelines and described below. In each case, under applicable Maryland law, abstentions and broker non-votes, if any, will not be counted as votes cast for the election of directors and, therefore, will have no effect on the outcome of the vote, although abstentions and broker non-votes will be taken into account for purposes of determining whether a quorum is present at the meeting.

Under our Corporate Governance Guidelines, a director that fails to receive more votes cast "for" than "against" his or her election or re-election is expected to tender his or her resignation from the Board and, within 90 days following certification of the stockholder vote, the Corporate Governance Committee of the Board is required to determine whether to accept the director's resignation and to submit such recommendation for prompt consideration by the Board. Under our Corporate Governance Guidelines, the Board is required to act on any such recommendation from the Corporate Governance Committee and the Board shall nominate for election or re-election as director only candidates who agree to tender, promptly following such person's failure to receive the required vote for election or re-election at the next meeting at which such person would face election or re-election, an irrevocable resignation that will be effective upon Board acceptance of such resignation.

- Proposal 2—Charter Amendment Proposal to Declassify the Board of Directors: Approval of the amendment to our Charter to declassify our Board of Directors as contemplated by the Articles of Amendment requires the affirmative vote of eighty percent (80%) of the aggregate votes entitled to be cast on the proposal by stockholders of record as of the record date. Under applicable Maryland law, abstentions and broker non-votes, if any, will have the same effect as votes against the proposal, although abstentions and broker non-votes will be taken into account for the purpose of determining whether a quorum is present at the meeting.

- Proposal 3—Ratification of Auditors Proposal: Approval of the ratification of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2013 requires the affirmative vote of a majority of the votes cast on the proposal by stockholders of record as of the record date that are present, in person or by proxy, at a meeting of stockholders at which a quorum is present. Under applicable Maryland law, abstentions will be taken into account for the purpose of determining whether a quorum is present at the meeting, but will not be counted as votes cast or shares voting on the proposal and will have no effect on the outcome of the vote.

- Proposal 4—Say on Pay Vote: Approval of the advisory resolution approving compensation of our named executive officers as disclosed pursuant to Item 402 of Regulation S-K, requires the affirmative vote of a majority of the votes cast on the proposal by stockholders of record as of the record date that are present, in person or by proxy, at a meeting of stockholders at which a quorum is present. Under applicable Maryland law, abstentions and broker non-votes, if any, will be taken into account for the purpose of determining whether a quorum is present at the meeting, but will not be counted as votes cast or shares voting on the proposal and will have no effect on the outcome of the vote. Although the Say on Pay Vote is only advisory in nature and is not binding on the Board or the Company, we intend to review the voting results with the Board and the Human Capital and Compensation Committee of the Board so that such voting results may be taken into consideration in connection with future executive compensation decisions.

- Other business: All other business that may properly come before the Annual Meeting requires the affirmative vote of a majority of the votes cast on the proposal by stockholders of record as of the record date that are present, in person or by proxy, at a meeting of stockholders at which a quorum is present. Under applicable Maryland law, abstentions and broker non-votes, if any, will not be counted as votes cast or shares voting on the proposal and, therefore, will have no effect on the outcome of the vote, although abstentions and broker non-votes will be taken into account for the purpose of determining whether a quorum is present at the meeting.

What is a broker non-vote?

Generally, a broker non-vote occurs when shares held by a bank, broker or other nominee for a beneficial owner are not voted with respect to a particular proposal because (i) the nominee has not received voting instructions from the beneficial owner and (ii) the nominee lacks discretionary voting power to vote such shares. Under the rules of the New York Stock Exchange (the "NYSE"), a nominee does not have discretionary voting power with respect to "non-routine" matters.

"Non-routine" matters under the NYSE's rules include director elections, whether contested or uncontested, and votes concerning executive compensation and certain corporate governance proposals. As a result, your bank, broker or other nominee may only vote your shares on "non-routine" matters if you have provided your bank, broker or other nominee with specific voting instructions.

Thus, if your shares are held in "street name" and you do not provide instructions as to how your shares are to be voted on "non-routine" matters, your bank, broker or other nominee will not be able to vote your shares on your behalf and your shares will be reported as "broker non-votes." For matters that are still considered "routine" under the NYSE's rules (e.g., ratification of auditors), your bank, broker or other nominee may continue to exercise discretionary voting authority and may vote your shares on your behalf for such routine matters even if you fail to provide your bank, broker or other nominee with specific voting instructions as to how you would like your shares voted on such routine matters.

We urge you to provide instructions to your bank, broker or other nominee so that your votes may be counted for each proposal to be voted upon. You should vote your shares by following the instructions provided on the vote instruction form that you receive from your bank, broker or other nominee.

How do I vote?

You can vote in person or by valid proxy received by telephone, via the Internet or by mail. We urge you to vote by doing one of the following:

- *Vote by Telephone:* You can vote your shares by calling the toll-free number indicated on your proxy card using a touch-tone telephone 24 hours a day. Easy-to-follow voice prompts enable you to vote your shares and confirm that your voting instructions have been properly recorded. If you are a beneficial owner, or you hold your shares in "street name," please check your vote instruction form or contact your bank, broker or other nominee to determine whether you will be able to vote by telephone.

- *Vote by Internet:* You can also vote via the Internet by following the instructions on your proxy card. The website address for Internet voting is indicated on your proxy card. Internet voting is also available 24 hours per day. If you are a beneficial owner, or you hold your shares in "street name," please check your vote instruction form or contact your bank, broker or other nominee to determine whether you will be able to vote via the Internet.

- *Vote by Mail:* If you choose to vote by mail, complete, sign, date and return your proxy card in the postage-paid envelope provided. Please promptly mail your proxy card to ensure that it is received on or before June 11, 2013.

The deadline for voting by telephone or electronically through the Internet is 11:59 p.m. EDT on June 11, 2013.

Can I change my vote?

Yes. A proxy may be revoked at any time prior to the voting at the Annual Meeting by submitting a later dated proxy (including a proxy authorization submitted by telephone or electronically through the Internet prior to the deadline for voting by telephone or the Internet), by giving timely written notice of such revocation to our Corporate Secretary in advance of the Annual Meeting or by attending the Annual Meeting and voting in person. If you have shares held by a bank, broker or other nominee or in "street name", you may change your vote by submitting a later dated voting instruction form to your broker, bank or other nominee or fiduciary, or if you obtained a legal proxy from your broker, bank nominee or fiduciary giving you the right to vote your shares, by attending the meeting and voting in person.

Could other matters be decided at the Annual Meeting?

The Board does not intend to bring any matter before the Annual Meeting other than those described in this Proxy Statement. If any other matters properly come before the Annual Meeting, the persons named in the enclosed proxy, or their duly appointed substitutes acting at the Annual Meeting, will be authorized to vote or otherwise act in respect of any such matters in their discretion.

What if I vote for some but not all of the proposals?

Shares of our common stock represented by proxies received by us (whether received through the return of the enclosed proxy card or received via telephone or the Internet) where the stockholder has provided voting instructions with respect to the proposals described in this Proxy Statement, including the Director Election Proposal, the Charter Amendment Proposal to Declassify the Board of Directors, the Ratification of Auditors Proposal, and the Say on Pay Vote will be voted in accordance with the voting instructions so made. If your proxy card is properly executed and returned but does not contain voting instructions as to one or more of the proposals to be voted upon at the Annual Meeting, or if you give your proxy by telephone or via the Internet without indicating how you want to vote on each of the proposals to be voted upon at the Annual Meeting, your shares will be voted:

- ***FOR*** the Director Election Proposal;
- ***FOR*** the Charter Amendment Proposal to Declassify the Board of Directors;
- ***FOR*** the Ratification of Auditors Proposal;
- ***FOR*** the Say on Pay Vote; and
- At the discretion of the persons named in the enclosed proxy card, on any other matter that may properly come before the Annual Meeting or any adjournment or postponement of the Annual Meeting.

If your shares are held in street name and you do not properly instruct your bank, broker or other nominee how to vote your shares, your bank, broker or other nominee may either use its discretion to vote your shares on matters deemed "routine" by the NYSE or may not vote your shares. For any matters deemed "non-routine" by the NYSE, your bank, broker or other nominee would not be able to vote your shares on such matters. We encourage you to provide instructions to your bank, broker or other nominee by carefully following the instructions provided to ensure that your shares are voted at the Annual Meeting in accordance with your desires.

Who will pay for the cost of this proxy solicitation?

We will pay the cost of soliciting proxies on behalf of our Board. Our directors, officers and employees may solicit proxies on our behalf in person or by telephone, facsimile or electronically through the Internet, as described above. We have engaged Broadridge Financial Solutions, Inc. ("Broadridge") to assist us in the distribution and solicitation of proxies. We will also reimburse brokerage firms and other custodians, nominees and fiduciaries for their expenses incurred in sending our proxy materials to beneficial owners of our common stock as of the record date.

Who will count and certify the vote?

Representatives of Broadridge will count the votes and certify the voting results. The voting results are expected to be published in a Current Report on Form 8-K filed with the SEC within four business days following the conclusion of the Annual Meeting.

How can I access the proxy materials and 2012 Annual Report electronically?

Copies of the Notice of 2013 Annual Meeting, Proxy Statement and 2012 Annual Report, as well as other materials filed by us with the SEC, are available without charge to stockholders on our corporate website at www.phh.com or upon written request to PHH Corporation, Attention: Investor Relations, 3000 Leadenhall Road, Mt. Laurel, New Jersey 08054. You can elect to receive future annual reports, proxy statements and other proxy materials electronically by marking the appropriate box on your proxy card or by following the instructions provided if you vote by telephone or via the Internet.

Copies of our Corporate Governance Guidelines, Independence Standards for Directors, Code of Business Ethics and Conduct, Code of Ethics for Chief Executive Officer and Senior Financial Officers, and the charters of each standing committee of our Board, including our Audit Committee, Human Capital and Compensation Committee, Corporate Governance Committee, Finance and Risk Management Committee, and Regulatory Oversight Committee are also available without charge to stockholders on our corporate website at www.phh.com or upon written request to PHH Corporation, Attention: Investor Relations, 3000 Leadenhall Road, Mt. Laurel, New Jersey 08054.

PROPOSAL 1—DIRECTOR ELECTION PROPOSAL

Our Board of Directors currently consists of three Classes of directors with each director serving a staggered three-year term as follows:

Class I Directors Term Expires at 2015 Annual Meeting	Class II Directors Term Expires at this Annual Meeting	Class III Directors Term Expires at 2014 Annual Meeting
James O. Egan	Jane D. Carlin	Jon A. Boscia
Allan Z. Loren	Thomas P. Gibbons	Glen A. Messina
Gregory J. Parseghian	Deborah M. Reif	Charles P. Pizzi
	Carroll R. Wetzel, Jr.	

Proxy Statement

As described below under "Proposal 2—Charter Amendment Proposal to Declassify the Board of Directors," our Board of Directors is recommending that stockholders approve the declassification of our Board of Directors so that all directors will be elected annually. This Proposal 1 concerns the election of directors under two alternative scenarios:

*1. **If stockholders approve Proposal 2,*** to amend the Charter of the Company as contemplated by the Articles of Amendment (the "Charter Amendment") to eliminate our classified Board structure, our three incumbent Class I directors and three incumbent Class III directors will resign such that their terms will end at the Annual Meeting. Accordingly, if stockholders approve Proposal 2, the following ten individuals recommended by our Board of Directors are standing for election to serve a one-year term until the 2014 annual meeting of stockholders and until their respective successors are duly elected and qualified, or until their earlier death, retirement or resignation: Mr. Jon A. Boscia, Ms. Jane D. Carlin, Mr. James O. Egan, Mr. Thomas P. Gibbons, Mr. Allan Z. Loren, Mr. Glen A. Messina, Mr. Gregory J. Parseghian, Mr. Charles P. Pizzi, Ms. Deborah M. Reif and Mr. Carroll R. Wetzel, Jr.

*2. **If stockholders do not approve Proposal 2,*** the election of our three Class II director nominees will proceed under our Charter as currently in effect and our Class I and Class III directors will continue to serve the remainder of their current three-year terms. Accordingly, if stockholders do not approve Proposal 2, the following four individuals recommended by our Board of Directors are standing for election as Class II directors to serve a three-year term until the 2016 annual meeting of stockholders and until their respective successors are duly elected and qualified, or until their earlier death, retirement or resignation: Ms. Jane D. Carlin, Mr. Thomas P. Gibbons, Ms. Deborah M. Reif and Mr. Carroll R. Wetzel, Jr.

Each nominee has consented to being named in this Proxy Statement and to serve if elected. If Proposal 2 is approved, shares of our common stock represented by duly authorized proxies will be voted FOR Mr. Jon A. Boscia, Ms. Jane D. Carlin, Mr. James O. Egan, Mr. Thomas P. Gibbons, Mr. Allan Z. Loren, Mr. Glen A. Messina, Mr. Gregory J. Parseghian, Mr. Charles P. Pizzi, Ms. Deborah M. Reif and Mr. Carroll R. Wetzel, Jr., or any substitute nominee or nominees designated by the Board if, prior to the Annual Meeting, any nominee should become unable to serve, unless the Board determines to reduce the total number of directors in accordance with our Charter and Amended and Restated Bylaws.

The Charter Amendment, if approved by stockholders, will become effective upon acceptance for record of the Articles of Amendment by the State Department of Assessments and Taxation of Maryland ("SDAT"). We expect to file the Articles of Amendment with the SDAT as soon as practicable after the Charter Amendment has been approved at the Annual Meeting. Because the Articles of Amendment must be accepted for record by the SDAT prior to the election of directors at the Annual Meeting, the Board intends to briefly adjourn the Annual Meeting until the Articles of Amendment become effective.

If Proposal 2 is not approved, shares of our common stock represented by duly authorized proxies will be voted FOR Ms. Jane D. Carlin, Mr. Thomas P. Gibbons, Ms. Deborah M. Reif and Mr. Carroll R. Wetzel, Jr., or any substitute nominee or nominees designated by the Board if, prior to the Annual

Meeting, any nominee should become unable to serve, unless the Board determines to reduce the total number of directors in accordance with our Charter and Amended and Restated Bylaws.

THE BOARD RECOMMENDS A VOTE "FOR" THE ELECTION OF EACH DIRECTOR NOMINATED BY THE BOARD USING THE ENCLOSED PROXY CARD. UNLESS MARKED TO THE CONTRARY, PROPERLY EXECUTED PROXY CARDS RECEIVED BY US WILL BE VOTED "FOR" THE ELECTION OF EACH DIRECTOR NOMINATED BY THE BOARD OR ANY SUBSTITUTE NOMINEE OR NOMINEES DESIGNATED BY THE BOARD IF, PRIOR TO THE ANNUAL MEETING, ANY NOMINEE SHOULD BECOME UNABLE TO SERVE.

BOARD OF DIRECTORS

During 2012, our Board held twenty-two meetings. Each incumbent director and director nominee attended at least 75% of the meetings held by the Board during the period in which each such director served as a member of the Board. All directors are expected to attend each regularly scheduled meeting of the Board, as well as each annual meeting of our stockholders (subject to certain limited exceptions). All of our directors that were serving as directors on June 6, 2012, attended the 2012 Annual Meeting of Stockholders held on June 6, 2012.

Jon A. Boscia, 61, was elected a Class III director on September 27, 2012, to fill the vacancy on the Board created by the retirement of James W. Brinkley. Mr. Boscia currently serves as the President and Chief Executive Officer of Boardroom Advisors, LLC, a corporate governance consulting business based in Bala Cynwyd, Pennsylvania. From 2008 until his retirement in 2011, Mr. Boscia was President of Sun Life Financial, Inc. Beginning in 1983, Mr. Boscia held a series of increasingly responsible positions with Lincoln National Corporation, ultimately serving as President and Chief Executive Officer from 1998 to 2007. Mr. Boscia currently serves as a member of the Board of Directors and Chair of the Audit Committee of The Southern Company (NYSE:SO), and has served the company since 2007. Mr. Boscia was a member of the Board of Directors of Lincoln National Corporation from 1998 until 2007, serving as Chairman from 2001 through 2007. Mr. Boscia previously served on the Board of Directors of Sun Life Financial (2011 to 2012), Armstrong World Industries, Inc. (2008 to 2010), Hershey Foods Corporation (2001 to 2007), and Georgia-Pacific Corporation (2005). Mr. Boscia's prior experience in the financial services industry, his corporate governance expertise and his past service as a member of several other public company boards led to a conclusion that it is appropriate that, if Proposal 2 is approved, he be nominated to stand for re-election as a director, or if Proposal 2 is not approved, he continue to serve as a director.

Jane D. Carlin, 57, was elected a Class II director on September 27, 2012 to fill a newly-created position on the Board. Ms. Carlin served as a Managing Director and Global Head of Operational Risk, Business Continuity Planning, Information Security and New Product Approvals of the Morgan Stanley Group from 2006 until 2011. Ms. Carlin also served as Chairperson of the Financial Services Sector Coordinating Counsel for Critical Infrastructure Protection and Homeland Security from 2010 until 2012. From 2003 to 2006, she was with Credit Suisse Group as Managing Director and Global Head of Credit Suisse's Operational Risk Oversight Department. From 1987 until 2003, Ms. Carlin held a series of progressively responsible positions at the Morgan Stanley Group, including Managing Director, Deputy General Counsel and Head of Legal for Global Sales and Trading. Ms. Carlin's investment banking and financial services industry experience led to a conclusion that she be nominated to stand for re-election as a director.

James O. Egan, 64, serves as our Non-Executive Chairman of the Board and has served as a Class I director since March 30, 2009. Mr. Egan served as a Managing Director of Investcorp International, Inc., an alternative asset management firm specializing in private equity, hedge fund offerings and real estate and technology investments, from 1998 through 2008. Mr. Egan was the partner-in-charge, M&A Practice, U.S. Northeast Region for KPMG LLP from 1997 to 1998 and served as the Senior Vice President and Chief Financial Officer of Riverwood International, Inc. from 1996 to 1997. Mr. Egan began his career with PricewaterhouseCoopers (formerly Coopers & Lybrand) in 1971 and served as partner from 1982 to 1996 and a member of the Board of Partners from 1995 to 1996. Mr. Egan possesses over forty years of business experience involving companies of varying sizes from start-ups to Fortune 500 public companies operating across numerous industries, including twenty-five years of public accounting experience having served as lead audit partner involved in the audits of annual financial statements of numerous public companies. He also has ten years of private equity experience working with portfolio companies in the US and Europe to create shareholder value. Mr. Egan also currently serves as a director of New York & Company, Inc. and privately-held Victor Technologies Group, Inc. and Dots, LLC. Mr. Egan's broad business, strategic, operational, financial, and private equity experience led to a conclusion that, if Proposal

2 is approved, he be nominated to stand for re-election as a director, or if Proposal 2 is not approved, he continue to serve as a director.

Thomas P. Gibbons, 56, has served as a Class II director since July 1, 2011. Mr. Gibbons currently serves as a Vice Chairman and Chief Financial Officer of The Bank of New York Mellon Corporation and BNY Mellon, N.A. Mr. Gibbons served as Chief Risk Officer of BNY Mellon from July 2007 to July 2008. Prior to the merger of The Bank of New York with Mellon Financial Corporation, Mr. Gibbons served as Senior Executive Vice President and Chief Financial Officer of The Bank of New York Company, Inc. from September 2006 until June 2007, and in various other capacities at The Bank of New York Company, Inc. since 1986. Mr. Gibbons currently serves on the Board of Managers of ConvergEx Holdings, LLC and is on the advisory board of Wake Forest University's Business School. Mr. Gibbon's senior financial management and leadership experience in the financial services industry led to a conclusion that it is appropriate that he be nominated to stand for re-election as a director.

Allan Z. Loren, 74, has served as a Class I director since June 10, 2009. Mr. Loren currently serves as an Executive Coach to chief executive officers. He served as both Chairman and Chief Executive Officer of Dun & Bradstreet from 2000 through 2004 and as Chairman in 2005. Prior to joining Dun & Bradstreet, he served as Executive Vice President and Chief Information Officer of American Express from 1994 to 2000, as President and Chief Executive Officer of Galileo International from 1991 to 1994, as President of Apple Computer USA from 1988 to 1990, and as Chief Information Officer of Apple Computer from 1987 to 1988. Mr. Loren was also the Chief Administrative Officer and Chief Information Officer of Cigna from 1979 to 1987 and 1971 to 1987, respectively. He currently serves as a director of Iron Mountain Inc. and on the Board of Trustees of Queens College, City University of New York as a director. Mr. Loren previously served on the board of directors of Fair Isaac Corporation, Hershey Foods, Reynolds & Reynolds, U.S. Cellular, and Venator Group (currently known as Foot Locker, Inc.). Mr. Loren's operational, technological, executive coaching and leadership experience, including experience leading transformational change, led to a conclusion that it is appropriate that, if Proposal 2 is approved, he be nominated to stand for re-election as a director, or if Proposal 2 is not approved, he continue to serve as a director.

Glen A. Messina, 51, has served as a Class III director and as President and Chief Executive Officer since January 3, 2012. Mr. Messina served as our Chief Operating Officer from July 2011 to December 2011. Prior to joining PHH, Mr. Messina spent 17 years at General Electric Company ("GE") most recently as Chief Executive Officer of GE Chemical and Monitoring Solutions, a global water and process specialty chemicals services business, from 2008 until July 2011. Previously, Mr. Messina served as Chief Financial Officer of GE Water and Process Technologies from 2007 to 2008 and Chief Financial Officer of GE Equipment Services from 2002 to 2007. Prior thereto, Mr. Messina served in various other senior level positions at GE including, at GE Capital Mortgage Corporation, Chief Executive Officer from 1998 to 2000 and Chief Financial Officer from 1996 to 1998. Mr. Messina's position as our President and Chief Executive Officer and his operational and leadership experience led to a conclusion that it is appropriate that, if Proposal 2 is approved, he be nominated to stand for re-election as a director, or if Proposal 2 is not approved, he continue to serve as a director.

Gregory J. Parseghian, 52, has served as a Class I director since June 10, 2009. Mr. Parseghian is currently a private investor and, from September 2007 through December 2008, served as Director of Research for Brahman Capital. He has substantial experience in the financial and mortgage industries, having served in executive positions at First Boston Corp., BlackRock Financial Management and Salomon Brothers from 1982 through 1995. In 1996, Mr. Parseghian became Chief Investment Officer of Freddie Mac and served in that position until June 2003 at which time he was promoted by Freddie Mac's board of directors to serve as Chief Executive Officer until December 2003. He previously served on the board of directors of the Armenian Church Endowment Fund and The Langley School, both of which are non-profit organizations, and Everquest Financial, Ltd., a specialty finance holding company. Mr. Parseghian has had over twenty-five years of progressively increasing responsibility in the areas of investment banking, investment management and risk management. His background includes substantial involvement in the analysis, securitization and management of mortgage-backed securities. Mr. Parseghian's mortgage industry and risk management experience led to a conclusion that, if Proposal 2 is approved, he be nominated to stand for re-election as a director, or if Proposal 2 is not approved, he continue to serve as a director.

Charles P. Pizzi, 62, has served as a Class III director since January 26, 2012. Mr. Pizzi was a member of the Board of Directors of the Federal Reserve Bank of Philadelphia from 2006 through 2011 and served as its Chairman from 2010 through 2011. He served as the President and Chief Executive Officer of Tasty Baking Company from 2002 until its merger with Flowers Foods, Inc. in 2011. From 1989 to 2002, Mr. Pizzi was the President and Chief Executive Officer of the Greater Philadelphia Chamber of Commerce. Mr. Pizzi currently serves on the boards of Brandywine Realty Trust, AlliedBarton Security Services LLC, Independence Blue Cross, and FS Energy and Power Fund. Mr. Pizzi holds a B.S. in Business Administration from LaSalle University and an M.S. from the University of Pennsylvania. Mr. Pizzi's operational and leadership experience, including experience leading transformational change, led to a conclusion that, if Proposal 2 is approved, he be nominated to stand for re-election as a director, or if Proposal 2 is not approved, it is appropriate that he continue to serve as a director.

Deborah M. Reif, 60, has served as a Class II director since April 1, 2010. Ms. Reif served most recently as Chief Executive Officer and President of the Equipment Services division of General Electric Company, a global transportation equipment enterprise, from 2006 through 2009 with responsibility for a global operating lease portfolio and a supply chain service strategy. From 2005 to 2006, Ms. Reif served as President of Digital Media of NBC Universal where she led the transformation of that operation to a digital business model. Prior to that, Ms. Reif served as Executive Vice President of Financial Structuring for NBC Universal where she led the assessment and restructuring of the Universal Theme Park portfolio from 2004 through 2005. From 2001 through 2004, she served as Chairman and Chief Executive Officer of Financial Guaranty Insurance Company and earlier in her career, in various risk roles of increasing scope and importance with GE Capital from 1971 through 2001. Ms. Reif's financial, risk management and relevant operational experience and leadership roles within a large, publicly-traded global enterprise led to a conclusion that it is appropriate that she be nominated to stand for re-election as a director.

Carroll R. Wetzel, Jr., 69, has served as a Class II director since January 1, 2010. Mr. Wetzel also serves as a director of Exide Technologies, Inc. He previously served as Vice Chairman and lead director at Arch Wireless from 2001 through 2002; as non-executive Chairman of the Board of Directors of Safety Components International from 2000-2005; as a director of Laidlaw International, Inc. from 2004 to 2007; as a director of Brink's Home Security Holdings, Inc. from 2008-2010; and as a director of The Brink's Company during 2008. Before that, he spent approximately 20 years working in investment banking and corporate finance. From 1988 to 1996, Mr. Wetzel served as head of the Merger and Acquisition Group at Chemical Bank and following its merger with Chase Manhattan Bank as co-head of the Merger and Acquisition Group and also previously served as a corporate finance officer at Dillon Read & Co., Inc. and Smith Barney. Mr. Wetzel's investment banking and financial services industry experience and his past service as a member of several other public company Board's led to a conclusion that it is appropriate that he be nominated to stand for re-election as a director.

Independence of the Board of Directors

Under the rules of the NYSE and the SEC, our Board is required to affirmatively determine which directors are independent and to disclose such determination in our annual report to stockholders and in our proxy statement for each annual meeting of stockholders. Our Board has reviewed each director's relationships with us in conjunction with our previously adopted categorical Independence Standards for Directors (the "Independence Standards") and Section 303A of the NYSE's Listed Company Manual (the "NYSE Listing Standards"). A copy of our categorical Independence Standards is available on our corporate website at www.phh.com under the heading "Investor Relations—Corporate Governance." A copy of our Independence Standards is also available to stockholders upon request, addressed to the Corporate Secretary at 3000 Leadenhall Road, Mt. Laurel, New Jersey, 08054. Based on the Board's review, our Board has affirmatively determined that each of our current non-employee directors and director nominees—Messrs. Boscia, Egan, Gibbons, Loren, Parseghian, Pizzi and Wetzel and Ms. Carlin and Ms. Reif—is independent within the meaning of our categorical Independence Standards and the NYSE Listing Standards and has no material relationship with us or any of our subsidiaries, either directly or as a partner, stockholder or officer of an organization that has a relationship with us. Our Board has also determined that Mr. Messina, who serves as our Chief Executive Officer, is not an independent director. Accordingly, 90% of our incumbent directors, representing more than two-thirds of our incumbent directors as required by our Corporate Governance Guidelines, are independent.

COMMITTEES OF THE BOARD

The Board has a standing Audit Committee, Human Capital and Compensation Committee, Corporate Governance Committee, and Finance and Risk Management Committee. Additionally, on February 26, 2013, the Board approved the creation of a new standing Regulatory Oversight Committee. Each such committee consists solely of directors who have been affirmatively determined to be "independent" within the meaning of the NYSE Listing Standards and our Independence Standards. Each such committee operates pursuant to a written charter and a copy of each committee's charter is available on our corporate website at www.phh.com under the heading "Investor Relations—Corporate Governance." A copy of each committee's charter is also available to stockholders upon request, addressed to the Corporate Secretary at 3000 Leadenhall Road, Mt. Laurel, New Jersey, 08054.

Audit Committee

The Audit Committee assists our Board in the oversight of the integrity of our financial statements, our independent registered public accounting firm's qualifications and independence, the performance of our independent registered public accounting firm and our internal audit function, and our compliance with legal and regulatory requirements. The Audit Committee is a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Audit Committee also oversees our corporate accounting and reporting practices by:

- meeting with our financial management and independent registered public accounting firm to review and discuss our financial statements, quarterly earnings releases and financial data, and internal controls over financial reporting;
- appointing and pre-approving all services provided by the independent registered public accounting firm that will audit our financial statements;
- reviewing the internal audit plan; and
- reviewing the scope, procedures and results of our audits.

The Audit Committee is currently comprised of Messrs. Boscia, Egan (Chair), Gibbons, Parseghian and Wetzel. Our Board has determined that Messrs. Boscia, Egan and Gibbons qualify as "audit committee financial experts" within the meaning of applicable SEC rules and are independent directors under the Independence Standards and the NYSE Listing Standards. During 2012, the Audit Committee met thirteen times and each incumbent member of the Audit Committee attended at least 75% of the meetings held by the Audit Committee during the period in which each such member served as a member of the Audit Committee.

Human Capital and Compensation Committee

The Human Capital and Compensation Committee determines and approves all elements of compensation for our senior management and our Chief Executive Officer, whose compensation is further subject to final approval by the Board; reviews and approves our compensation strategy, including the elements of total compensation for senior management; reviews and approves the annual bonus and long-term bonus incentive plans, and reviews and grants equity awards for our employees. The Human Capital and Compensation Committee also assists us in reviewing and approving the Company's stated compensation philosophy and strategy for all employees, and developing compensation and benefit strategies to attract, develop and retain qualified employees. See "Executive Compensation" for additional information regarding the process for the determination and consideration of executive compensation. The Human Capital and Compensation Committee is also responsible for reviewing and recommending to the Board the compensation of our non-employee directors. The Human Capital and Compensation Committee is currently comprised of Messrs. Loren (Chair) and Pizzi and Ms. Reif. During 2012, the

Human Capital and Compensation Committee met twenty-two times and each incumbent member of the Human Capital and Compensation Committee attended at least 75% of the meetings held by the Human Capital and Compensation Committee during the period in which each such member served as a member of the Human Capital and Compensation Committee.

Corporate Governance Committee

The Corporate Governance Committee's responsibilities with respect to its governance function include considering matters of corporate governance and reviewing and revising our Corporate Governance Guidelines, Code of Business Ethics and Conduct, and Code of Ethics for Chief Executive Officer and Senior Financial Officers. The Corporate Governance Committee identifies, evaluates and recommends nominees for our Board for each annual meeting (see "Corporate Governance—Nomination Process and Qualifications for Director Nominees" below); evaluates the composition, organization and governance of our Board and its committees, and develops and recommends corporate governance principles and policies applicable to us. The Corporate Governance Committee is currently comprised of Messrs. Wetzel (Chair), Egan, Loren and Pizzi. During 2012, the Corporate Governance Committee met ten times and each incumbent member of the Corporate Governance Committee attended at least 75% of the meetings held by the Corporate Governance Committee during the period in which each such member served as a member of the Corporate Governance Committee.

Finance and Risk Management Committee

The Finance and Risk Management Committee assists our Board in fulfilling its oversight responsibilities with respect to the assessment of our overall capital structure and its impact on the generation of appropriate risk adjusted returns, as well as the existence, operation and effectiveness of our risk management programs, policies and practices. The Finance and Risk Management Committee is currently comprised of Messrs. Parseghian (Chair), Gibbons, Wetzel and Ms. Carlin and Ms. Reif. During 2012, the Finance and Risk Management Committee met eleven times and each incumbent member of the Finance and Risk Management Committee attended at least 75% of the meetings held by the Finance and Risk Management Committee during the period in which each such member served as a member of the Finance and Risk Management Committee.

Regulatory Oversight Committee

The Regulatory Oversight Committee was formed on February 26, 2013 to assist the Board, the Audit Committee and other Board Committees, as determined by the Board from time to time, with the oversight of any significant regulatory or compliance matter in which the Company's regulators have requested or expect direct Board oversight, as well as to assist our Board in fulfilling its oversight responsibilities with the identification, review and reporting of significant issues with respect to the Company's Compliance Management System. The Regulatory Oversight Committee is comprised of Ms. Carlin (Chair) and Messrs. Boscia and Parseghian.

CORPORATE GOVERNANCE

Board of Directors' Role in Risk Oversight

Our business and affairs are managed under the direction of the Board in accordance with our amended and restated by-laws. The role of the Board is one of oversight, including as to matters relating to risk management. Our management is responsible for managing our day-to-day operations and affairs, including the development and implementation of systems and processes to identify and monitor risks to the Company and policies and procedures to ensure that risks undertaken by the Company are consistent with our business objectives and risk tolerances. To assist it in fulfilling its oversight function, the Board has established five standing committees comprised of the Audit Committee, the Human Capital and Compensation Committee, the Corporate Governance Committee, the Finance and Risk Management Committee and the Regulatory Oversight Committee. Each standing committee regularly reports to the Board and is responsible for oversight in connection with actions taken by such committee consistent with the exercise of fiduciary duties by the directors serving on such committee. Our risk management process is intended to ensure that our risks are undertaken knowingly and purposefully.

As noted above, the primary purpose of the Finance and Risk Management Committee is to assist the Board in fulfilling its oversight responsibilities with respect to the assessment of our overall capital structure and its impact on the generation of appropriate risk adjusted returns, as well as the existence, operation and effectiveness of our risk management programs, policies and practices, among other things. The Finance and Risk Management Committee regularly discusses with our management, including, among others, our Chief Executive Officer, Chief Financial Officer, Chief Risk Officer and Treasurer, risks facing the Company and management's plans and initiatives undertaken to mitigate such risks.

The Audit Committee charter provides that the Audit Committee is responsible for discussing our guidelines and policies governing the process by which we undertake risk assessment and risk management, including our major financial risk exposures and the steps our management has taken to monitor and control such exposures. Further, as part of our periodic reporting process, management reviews with the Audit Committee our disclosure process and the disclosures contained in our periodic reports filed with the SEC, including disclosure concerning our risk factors.

The Human Capital and Compensation Committee has focused on aligning our compensation policies with our long-term interests and avoiding short-term rewards for management decisions that could pose long-term risks to us as described in more detail below under "Executive Compensation." The Board's compensation risk governance includes the Human Capital and Compensation Committee consulting with the Board's Audit Committee and Finance and Risk Management Committee around compensation and risk. The Finance and Risk Management Committee reviews the risk factors each year, and reviews program changes for these factors, consistent with its Charter.

Board Leadership Structure

Since 2005, our Chairman of the Board has been an independent, non-employee director. The Chairman of the Board is elected by a majority vote of the directors. Currently, James O. Egan serves as our non-executive Chairman of the Board, a position he has held since June 17, 2009. Mr. Egan has served as a director and as Chair of the Audit Committee of the Board since March 30, 2009. Mr. Egan also serves as a member of the Corporate Governance Committee of the Board.

In his capacity as non-executive Chairman of the Board, Mr. Egan leads all meetings of our Board at which he is present, but does not serve as an employee or corporate officer. The non-executive Chairman of the Board serves on appropriate committees as requested by the Board, sets meeting schedules and agendas and manages information flow to the Board to assure appropriate understanding of, and discussion regarding matters of interest or concern to the Board. The non-executive Chairman of the

Board also has such additional powers and performs such additional duties consistent with organizing and leading the actions of the Board as the Board may from time-to-time prescribe.

The decision to separate the positions of Chairman of the Board and Chief Executive Officer was made at the time of our spin-off in early 2005. Although the Board does not currently have a policy requiring that the positions of Chairman of the Board and Chief Executive Officer be separated, the Board continues to believe that it is appropriate for the Chairman of the Board to be an independent, non-employee director to ensure that the Board operates independently of management in the fulfillment of its oversight function and that the matters presented for consideration by the Board and its committees reflect matters of key importance to the Company and its stockholders as determined by the independent directors.

Executive Sessions of Non-Management Directors

Executive sessions of non-management directors are held regularly by the Board and its Committees without management present to discuss the criteria upon which the performance of the Chief Executive Officer and other senior executives is based, the performance of the Chief Executive Officer and other senior executives against such criteria, the compensation of the Chief Executive Officer and other senior executives and any other relevant matters. Our Board has designated Mr. Egan, our non-executive Chairman of the Board and Chairman of the Audit Committee, as the presiding director of executive sessions of the non-management directors of the Board.

Corporate Governance Guidelines

The Board has adopted Corporate Governance Guidelines to assist the Board in monitoring the effectiveness of decision-making, both at the Board and management levels and to enhance long-term stockholder value. The Corporate Governance Guidelines outline the following:

- the responsibilities of the Board;
- the composition of the Board, including the requirement that two-thirds of the directors be independent within the meaning of the NYSE Listing Standards;
- Director duties, tenure, retirement and succession;
- conduct of Board and Committee meetings; and
- the selection and evaluation of the Chief Executive Officer.

Our Corporate Governance Guidelines are available on our corporate website at www.phh.com under the heading "Investor Relations—Corporate Governance." A copy of our Corporate Governance Guidelines is also available to stockholders upon request, addressed to the Corporate Secretary at 3000 Leadenhall Road, Mt. Laurel, New Jersey, 08054.

Code of Business Ethics and Conduct

We are committed to conducting business ethically and in compliance with applicable laws, rules and regulations. In furtherance of this commitment, we promote ethical behavior and have adopted a Code of Business Ethics and Conduct (the "Code of Conduct") that is applicable to all of our directors, officers and employees. The Code of Conduct provides, among other things:

- guidelines for our directors, officers and employees with respect to ethical handling of conflicts of interest, including special procedures covering related party transactions between us and members of our Management Operating Committee or directors and their families, examples of the most common types of conflicts of interest that require disclosure (e.g., personal or family relationships with suppliers, vendors or contractors or a directors' service on other boards of directors) or that should be avoided altogether (e.g., receipt of improper personal benefits, having an ownership interest in other businesses that may compromise an officer's loyalty to us, obtaining outside employment with a competitor of ours, etc.);

- restrictions on competition between us and our directors, officers and employees and the protection of all our proprietary and personal and confidential information in our possession;
- a set of standards to promote full, fair, accurate, timely and understandable disclosure in periodic reports required to be filed by us, including, for example, a specific requirement that all financial records must be maintained accurately and in accordance with appropriate controls;
- a requirement to comply with all applicable laws, rules and regulations;
- restrictions on insider trading by our directors, officers and employees;
- guidance providing resources for compliance with the Code of Conduct and promoting prompt internal communication of any suspected violations of the Code of Conduct to the appropriate person or persons identified in the Code of Conduct, including information regarding our toll-free and anonymous Integrity hotline and secure website and our commitment to non-retaliation for reporting suspected violations of the Code of Conduct in good faith; and
- disciplinary measures for violations of the Code of Conduct and any other applicable rules and regulations.

The Code of Conduct is available on our corporate website at www.phh.com under the heading "Investor Relations—Corporate Governance—Code of Business Ethics and Conduct." We will post any amendments to the Code of Conduct, or waivers of its provisions with respect to our directors or executive officers, to our corporate website under the heading "Investor Relations—Corporate Governance." A copy of the Code of Conduct is also available to stockholders upon request, addressed to the Corporate Secretary at 3000 Leadenhall Road, Mt. Laurel, New Jersey, 08054.

Code of Ethics for Chief Executive Officer and Senior Financial Officers

Our Board has also adopted a Code of Ethics for the Chief Executive Officer and Senior Financial Officers (the "Financial Officers Code") that is applicable to our Chief Executive Officer, our Chief Financial Officer, Chief Accounting Officer, Treasurer, Controller and other persons performing similar functions (the "Covered Officers"). The Financial Officers Code provides, among other things:

- guidelines for our Covered Officers with respect to ethical handling of conflicts of interest, including procedures for handling any actual or apparent conflicts of interests;
- a set of standards to promote full, fair, accurate, timely and understandable disclosure in periodic reports required to be filed by us, including, for example, a specific prohibition from misrepresenting, omitting or causing others to misrepresent or omit material facts about us in our financial reporting and disclosure process;
- a requirement to comply with all applicable laws, rules and regulations;
- guidance promoting prompt internal communication of any violations, whether actual or probably, of the Financial Officers Code to the Chief Ethics and Compliance Officer; and
- disciplinary measures for violations of the Code of Conduct or failure to adhere to the Financial Officers Code.

The Financial Officers Code is available on our corporate website at www.phh.com under the heading "Investor Relations—Corporate Governance—Code of Ethics for Chief Executive Officer and Senior Financial Officers." We will post any amendments to the Financial Officers Code, or waivers of its provisions for any of our executive officers, to our corporate website under the heading "Investor

Relations—Corporate Governance." A copy of the Financial Officers Code is also available to stockholders upon request, addressed to the Corporate Secretary at 3000 Leadenhall Road, Mt. Laurel, New Jersey, 08054.

Nomination Process and Qualifications for Director Nominees

The Board has established certain procedures and criteria for the selection of nominees for election to our Board. In accordance with such procedures and criteria as set forth in our Corporate Governance Guidelines, the Board seeks members from diverse professional and personal backgrounds who combine a broad spectrum of experience and expertise with a reputation for integrity. Pursuant to its charter, the Corporate Governance Committee is required to identify individuals qualified to become members of the Board, which shall be consistent with the Board's criteria for selecting new directors. In identifying possible director candidates, the Corporate Governance Committee considers recommendations of professional search firms, stockholders, and members of management or the Board. In evaluating possible director candidates, the Corporate Governance Committee, consistent with the Board's Corporate Governance Guidelines and its charter, considers criteria such as skills, experience, age, diversity, and availability to prepare, attend and participate in Board and Board Committee meetings, as well as personal qualities of leadership, character, judgment, and reputation for integrity and adherence to the highest ethical standards, so as to enhance the Board's ability to oversee in the interest of our stockholders our affairs and business, including, when applicable, to enhance the ability of Committees of the Board to fulfill their duties and/or to satisfy any independence requirements imposed by law, regulation or NYSE requirement. In considering diversity, in particular, the Corporate Governance Committee considers general principles of diversity in the broadest sense. The Corporate Governance Committee seeks to recommend the nomination of directors who represent different qualities and attributes and a mix of professional and personal backgrounds and experiences that will enhance the quality of the Board's deliberations and oversight of our business. The Corporate Governance Committee is also responsible for conducting a review of the credentials of individuals it wishes to recommend to the Board as a director nominee, recommending director nominees to the Board for submission for a stockholder vote at either an annual meeting of stockholders or at any special meeting of stockholders called for the purpose of electing directors, reviewing the suitability for continued service as a director of each Board member when his or her term expires and when he or she has a significant change in status, including but not limited to an employment change, and recommending whether such a director should be re-nominated to the Board or continue as a director. The Corporate Governance Committee's assessment of director nominees includes an examination of whether the individual is independent and whether the individual's service as a director may give rise to a conflict of interest, as well as consideration of diversity, age, skills and experience in the context of the needs of the Board. Additionally, the Corporate Governance Committee conducts a vetting process that generally includes, among other things, personal interviews, discussions with professional references, background and credit checks, and resume verification. When formulating its director nominee recommendations, the Corporate Governance Committee also considers the advice and recommendations from others as it deems appropriate.

Our amended and restated by-laws provide the procedure for stockholders to make director nominations either at any annual meeting of stockholders or at any special meeting of stockholders called for the purpose of electing directors. A stockholder who is both a stockholder of record on the date of notice as provided for in our amended and restated by-laws and on the record date for the determination of stockholders entitled to vote at such meeting and gives timely notice can nominate persons for election to our Board either for an annual meeting of stockholders or at any special meeting of stockholders called for the purpose of electing directors. The notice must be delivered to or mailed and received by the Corporate Secretary at 3000 Leadenhall Road, Mt. Laurel, New Jersey, 08054:

- in the case of an annual meeting, not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is advanced by more than 30 days or delayed by more than 60 days after such anniversary date, notice by the stockholder must be so delivered not earlier than the close of business on the 90th day prior to the date of such annual meeting and not later than the close of business on the later of the 60th day prior to the date of such annual meeting or the tenth day following the day on which public announcement of the date of such annual meeting is first made, and

- in the case of a special meeting of stockholders called for the purpose of electing directors, not later than the close of business on the tenth day following the day on which notice of the date of the special meeting was sent or public announcement of the date of the special meeting was made, whichever first occurs.

The stockholder's notice to our Corporate Secretary must be in writing and include the following information, as more fully described in Section 1.10 of our amended and restated by-laws:

(i) as to each person whom the stockholder proposes to nominate for election as a director (each, a "Proposed Nominee"):

- all information relating to the Proposed Nominee that would be required to be disclosed in connection with solicitations of proxies for election of the Proposed Nominee pursuant to Regulation 14A of the Exchange Act; and
- a statement of the background and qualifications of each such Proposed Nominee;

(ii) as to the stockholder giving the notice of any Proposed Nominee and any Stockholder Associated Person (as defined in the amended and restated by-laws):

- the class, series and number of all shares of stock or other securities of the Company or any affiliate of the Company (collectively, the "Company Securities"), if any, which are owned (beneficially or of record) by such stockholder, Proposed Nominee or Stockholder Associated Person, the date on which each such Company Security was acquired and the investment intent of such acquisition, and any short interest (including any opportunity to profit or share in any benefit from any decrease in the price of such stock or other security) in any Company Securities of any such person;
- the nominee holder for, and number of, any Company Securities owned beneficially but not of record by such stockholder, Proposed Nominee or Stockholder Associated Person;
- whether and the extent to which such stockholder, Proposed Nominee or Stockholder Associated Person, directly or indirectly, is subject to or during the last six months has engaged in any hedging, derivative or similar transactions with respect to any Company Securities; and
- any interest, direct or indirect, of such stockholder, Proposed Nominee or Stockholder Associated Person, in the Company or any affiliate of the Company, other than an interest arising from the ownership of Company Securities;

(iii) as to the stockholder giving the notice, any Stockholder Associated Person with an interest or ownership referred to in (ii) above, and any Proposed Nominee, the name and address of such stockholder, as they appear on our stock ledger, and the current name and business address, if different, of each such Stockholder Associated Person and any Proposed Nominee;

(iv) a representation that such stockholder intends to appear in person or by proxy at the meeting to nominate the Proposed Nominee(s) in its notice, and

(v) any other information relating to such stockholder that would be required to be disclosed in connection with solicitations of proxies for election of the Proposed Nominee pursuant to Regulation 14A of the Exchange Act.

Such notice must be accompanied by a written consent of each Proposed Nominee to be named as a nominee and to serve as a director if elected. No person shall be eligible for election as a director of the Company unless nominated in accordance with the procedures set forth in our amended and restated by-laws. If the chairman of the meeting determines that a nomination was not made in accordance with the above-described procedures, the chairman of the meeting shall declare to the meeting that the nomination was defective and such defective nomination shall be disregarded. No adjournment or postponement of a meeting of stockholders shall commence a new period for the giving of notice of a stockholder proposal under our amended and restated by-laws.

Communication with Non-Management Directors

In accordance with our Corporate Governance Guidelines, all stockholder and interested party communications to any director, the non-management directors as a group or the Board shall be forwarded to the attention of the Chair of the Corporate Governance Committee, c/o the Corporate Secretary, 3000 Leadenhall Road, Mt. Laurel, New Jersey, 08054. The Corporate Secretary shall review all such stockholder and interested party communications and discard those which (i) are not related to our business or governance of our Company, (ii) are commercial solicitations which are not relevant to the Board's responsibilities and duties, (iii) pose a threat to health or safety or (iv) the Chair of the Corporate Governance Committee has otherwise instructed the Corporate Secretary not to forward. The Corporate Secretary will then forward all relevant stockholder and interested party communications to the Chair of the Corporate Governance Committee for review and dissemination.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Review and Approval of Related Person Transactions

Pursuant to the Audit Committee's charter, the Audit Committee reviews and approves all transactions with related persons, including executive officers and directors, as described in Item 404(a) of Regulation S-K promulgated by the U.S. Securities and Exchange Commission. We review any relationships or transactions in which we and our directors or executive officers, or their immediate family members, are participants to determine whether these persons have a direct or indirect material interest. Our Code of Conduct and Financial Officers Code provide specific provisions regarding such relationships between our directors or executive officers and us. Our Code of Conduct requires that any relationship that appears to create a conflict of interest must be promptly disclosed to our General Counsel or the Chairman of the Corporate Governance Committee, who will refer the matter, if appropriate, to the Corporate Governance Committee for further review.

See "Corporate Governance—Code of Business Ethics and Conduct "and "Corporate Governance—Code of Ethics for Chief Executive Officer and Senior Financial Officers" above for more information.

Transactions with BlackRock, Inc.

On February 11, 2013, BlackRock, Inc. ("BlackRock") filed a Schedule 13G/A with the U.S. Securities and Exchange Commission disclosing that certain of its affiliates held, in the aggregate, approximately 5.4% of our common stock as of December 31, 2012. Affiliates of BlackRock provide us with various investment management and risk analytics products and services. During the year ended December 31, 2012, we paid affiliates of BlackRock approximately $1.3 million for investment management and risk analytics products and services. During the year ending December 31, 2013, we expect to pay affiliates of BlackRock approximately $2.1 million for investment management and risk analytics products and services. All of our agreements with BlackRock's affiliates were made pursuant to arm's length transactions at prevailing market rates for the services or products rendered or delivered.

Transactions with BNY Mellon

Thomas P. Gibbons, who has served as one of our directors since July 1, 2011, is Vice Chairman and Chief Financial Officer of the Bank of New York Mellon Corporation, the Bank of New York Mellon, and BNY Mellon, N.A. (collectively, together with their respective affiliates, "BNY Mellon"). We have certain relationships and engage in various transactions with BNY Mellon, including financial services, commercial banking and other transactions. BNY Mellon participates as a lender in several of our credit facilities, functions as the custodian for loan files, and functions as the indenture trustee in respect of certain of our outstanding debt obligations. We also execute forward loan sales agreements and interest rate contracts with BNY Mellon. These transactions were entered into in the ordinary course of business upon terms, including interest rate and collateral, substantially the same as those prevailing at the time for comparable transactions. The fees paid to BNY Mellon, including interest expense, during the year ended December 31, 2012 aggregated approximately $5.9 million. Notwithstanding the foregoing, the Board has determined that Mr. Gibbons is an independent director within the meaning of our categorical Independence Standards and the NYSE Listing Standards and has no material relationship with us or any of our subsidiaries, either directly or as a partner, stockholder or officer of an organization that has a relationship with us.

Director Indemnification Agreements

We have entered into Amended & Restated Indemnification Agreements with each of our directors, including our President and Chief Executive Officer, Mr. Messina. Pursuant to such Amended & Restated Indemnification Agreements, we have agreed to indemnify and advance expenses and costs incurred by each director in connection with any claims, suits or proceedings arising as a result of his or her service as a director, to the maximum extent permitted by law, including third-party claims and proceedings brought by or in right of us.

Agreement with Alvarez & Marsal

Following approval by our Board, we entered into a letter agreement dated March 1, 2011, with Alvarez & Marsal North America, LLC ("A&M") pursuant to which David J. Coles, a Managing Director of A&M, served as our Interim Executive Vice President and Chief Financial Officer. Mr. Coles ceased serving as our Interim Executive Vice President and Chief Financial Officer on April 25, 2012 following the appointment of Robert Crowl as our Chief Financial Officer. Pursuant to the terms of our letter agreement with A&M, we paid an aggregate of $2.2 million to A&M for the services of Mr. Coles (including $185,000 of incentive compensation earned by A&M for Mr. Coles' services rendered in 2012) plus reimbursement for reasonable out-of-pocket expenses for the years 2011 and 2012. Mr. Coles was compensated pursuant to his arrangements with A&M and he was not separately compensated by us and did not participate in any of our equity compensation plans or employee benefit plans.

Employment of Mr. George J. Kilroy's Immediate Family Member

Bradford C. Burgess, who serves as Vice President, Keystone Sales at PHH Arval, is the son-in-law of George J. Kilroy, our Executive Vice President, Fleet. Mr. Burgess received compensation, including base salary, commissions and bonus payments, of $229,997 for 2012 and was eligible to participate in employee benefit plans available to employees generally on a non-discriminatory basis. Mr. Burgess' compensation and benefits were commensurate with other employees in comparable positions at PHH Arval. Mr. Kilroy has not been involved in decisions with respect to Mr. Burgess' compensation or job performance, and procedures have been established to limit Mr. Kilroy's access to such information.

Consumer Credit Loans in the Ordinary Course of Business

One or more of our mortgage lending subsidiaries has made, in the ordinary course of their respective consumer credit businesses, mortgage loans and/or home equity lines of credit to certain of our directors and executive officers or their immediate family members of types generally made available to the public by such mortgage lending subsidiaries. Such mortgage loans and/or home equity lines of credit were made on substantially the same terms, including interest rates and collateral requirements, as those prevailing at the time for comparable transactions with our other customers generally, and they did not involve more than the normal risk of collectability or present other unfavorable features. Generally, we sell these mortgage loans and/or home equity lines of credit, soon after origination, into the secondary market in the ordinary course of business.

DIRECTOR COMPENSATION

Our non-employee director compensation program is intended to align our non-employee directors' interests with those of our stockholders. We provide non-employee directors with a mix of cash and equity-based compensation to focus them on sustainable shareholder value creation and to provide them market-competitive compensation for their Board service. We pay over one-half of non-employee director compensation in the form of equity, with the rest in cash. This relative equity usage also supports our 100% stock ownership requirements for directors as described below. Members of our Board who are also our officers or employees do not receive any additional compensation for serving as a non-employee director. Currently, our only employee director is our Chief Executive Officer.

Our non-employee directors' equity-based compensation is paid in the form of restricted stock units ("Director RSUs") that are granted under the PHH Corporation Amended and Restated 2005 Equity and Incentive Plan, as amended (the "2005 Equity and Incentive Plan"). Director RSUs are not settled until one year after a director's service on the Board ends.

As a result, our non-employee directors are effectively restricted from selling any of their vested equity-based compensation, not only while serving as a director, but also for one year after their Board service ends. Accordingly, our non-employee directors are essentially subject to a 100% stock ownership requirement with respect to their Director RSUs and we believe that our non-employee directors' compensation program aligns the interests of our directors with long-term shareholder interests. This additional one year holding period also focuses directors on longer term performance, since the valued delivered through the Director RSUs will continue to change after their Board service ends.

The Human Capital and Compensation Committee is responsible for reviewing and making recommendations to the Board concerning our non-employee director compensation program. The full Board must approve any changes to that program. We believe that this practice is effective in both administering our non-employee directors' compensation program, and ensuring that all Board members have input into any changes in such program. None of our executive officers play a role in determining or recommending the amount or form of non-employee director compensation. (Our former Chief Executive Officer, in his capacity as a director, did however vote to approve the changes to our non-employee director compensation program in 2010.)

Our non-employee director compensation did not change in 2011 or 2012, and has been increased only once since we became publicly traded in 2005. The Human Capital and Compensation Committee's compensation consultant conducted a study in 2012 which found that our non-employee director compensation program was below market-competitive levels based on our directors' workload. Despite this finding, the Human Capital and Compensation Committee determined that it would recommend to the Board that the non-employee director compensation program should not be changed. The Human Capital and Compensation Committee reasoned that the director workload should decrease at some point in the near future, and therefore it should not increase directors' compensation at this time.

We believe the current non-employee director compensation program detailed below provides at or below market median compensation levels to our Board members in light of their workload relative to directors at other comparable companies.

	Annualized Amount
Non-Executive Chairman of the Board Retainer	$295,000
Board Member Retainer	220,000
Audit Committee, Chair Stipend	25,000
Audit Committee, Member Stipend	15,000
Human Capital and Compensation Committee, Chair Stipend	25,000
Human Capital and Compensation Committee, Member Stipend	15,000
Corporate Governance Committee, Chair Stipend	10,000
Corporate Governance Committee, Member Stipend	8,000
Finance and Risk Management Committee, Chair Stipend	25,000
Finance and Risk Management Committee, Member Stipend	15,000

In 2013, the Board created a Regulatory Oversight Committee. The Human Capital and Compensation Committee recommended that the Regulatory Oversight Committee Chair receive a stipend of $25,000, and members receive a $15,000 stipend annually, similar to the Finance and Risk Management Committee. This recommendation was based on the fact that the workload and visibility between the two Committees are similar. The Board approved the recommendation. The Committee further recommended, and the Board approved, a prohibition against hedging and/or pledging shares of our stock as collateral for loans or other reasons by our non-employee directors and executive officers.

We do not provide non-employee directors with special one-time grants of Director RSUs or other equity-based awards upon commencing service on the Board.

All Committee stipends are payable 50% in cash and 50% in the form of Director RSUs. The Non-Executive Chairman of the Board Retainer is payable $122,500 in cash and $172,500 in Director RSUs. The Non-Executive Board Member Retainer is payable $85,000 in cash and $135,000 in Director RSUs. We do not provide directors with stock options or any other form of equity grant.

Non-employee director compensation is paid in arrears in four equal quarterly installments at the end of each calendar quarter ("Fee Payment Date") and is paid in Director RSUs and cash as described above. It is our practice to pro rate non-employee director compensation for the portion of each calendar quarter during which an individual director actually serves as a member or chairperson of the Board or a Committee of the Board.

Each Director RSU represents the right to receive one share of our common stock upon settlement of such Director RSU. Director RSUs are immediately vested and are settled in shares of our common stock one year after the director is no longer a member of the Board. Director RSUs may not be sold or otherwise transferred for value prior to the director's termination of service on the Board. Director RSUs do not currently provide for dividends or dividend equivalents. Director RSUs, however, are settled immediately upon a change-in-control.

The number of Director RSUs granted to each non-employee director on each Fee Payment Date is determined by dividing the total dollar amount of compensation that is payable to each such non-employee director on such Fee Payment Date in the form of Director RSUs by the closing price of our common stock on the NYSE on such Fee Payment Date (or, if there was no trading of our common stock on the NYSE on such Fee Payment Date, the closing price of our common stock on the date last preceding such Fee Payment Date upon which our common stock was traded on the NYSE). Fractional Director RSUs are not granted and any fractional portion resulting from the foregoing calculation is paid in cash.

We do not maintain a pension plan or any deferred compensation plan for non-employee directors. Non-employee directors did not receive any form of compensation for 2012 other than as described above.

Director Compensation Table

The following table sets forth the compensation paid to or earned by each of our current and former non-employee directors that served as directors during 2012:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1][12]	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Jon A. Boscia[2]	$ 24,168	$ 37,150	$0	$0	$0	$0	$ 61,318
James W. Brinkley[3]	$ 48,262	$ 73,238	$0	$0	$0	$0	$121,500
Jane D. Carlin[4]	$ 24,168	$ 37,150	$0	$0	$0	$0	$ 61,318
James O. Egan[5]	$139,062	$188,958	$0	$0	$0	$0	$328,020
Thomas P. Gibbons[6]	$ 96,287	$146,213	$0	$0	$0	$0	$242,500
Allan Z. Loren[7]	$101,540	$151,460	$0	$0	$0	$0	$253,000
Gregory J. Parseghian[8]	$107,018	$156,982	$0	$0	$0	$0	$264,000
Charles P. Pizzi[9]	$ 88,186	$134,674	$0	$0	$0	$0	$222,860
Deborah M. Reif[10]	$102,043	$151,957	$0	$0	$0	$0	$254,000
Carroll R. Wetzel, Jr.[11]	$105,038	$154,962	$0	$0	$0	$0	$260,000

(1) The amounts shown in this column reflect the aggregate grant date fair value of awards to our non-employee directors of Director RSUs during 2012. See Note 19, "Stock-Based Compensation" in the Notes to Consolidated Financial Statements included in the 2012 Annual Report for the assumptions used in calculating our equity based compensation expense.

(2) Mr. Boscia commenced service on the Board on September 27, 2012. Since September 27, 2012, Mr. Boscia has served as a non-employee director and as a member of the Audit Committee. Mr. Boscia also serves as a member of the Regulatory Oversight Committee formed on February 26, 2013.

(3) Mr. Brinkley served as a non-employee director and as a member of the Corporate Governance and Human Capital and Compensation Committees between January 1, 2012 and June 30, 2012.

(4) Ms. Carlin commenced service on the Board on September 27, 2012. Since September 27, 2012 Ms. Carlin has served as a non-employee director and as a member of the Finance and Risk Management Committee. Ms. Carlin also serves as chair of the Regulatory Oversight Committee formed on February 26, 2013.

(5) Throughout 2012, Mr. Egan served as Non-Executive Chairman of the Board, as Chair of the Audit Committee and as a member of the Corporate Governance Committee.

(6) Throughout 2012, Mr. Gibbons served as a non-employee director and as a member of the Audit Committee. Since July 1, 2012, Mr. Gibbons has served as a member of the Finance & Risk Management Committee.

(7) Throughout 2012, Mr. Loren served as a non-employee director, as Chair of the Human Capital and Compensation Committee, and as a member of the Corporate Governance Committee.

(8) Throughout 2012, Mr. Parseghian served as a non-employee director, as Chair of the Finance and Risk Management Committee, and as a member of the Audit Committee. Mr. Parseghian served as a member of the Corporate Governance Committee from January 1, 2012 through June 30, 2012. Mr. Parseghian also serves as a member of the Regulatory Oversight Committee formed on February 26, 2013.

(9) Mr. Pizzi commenced service on the Board on January 26, 2012 as a non-employee director and member of the Human Capital and Compensation Committee. Effective July 1, 2012, Mr. Pizzi also became a member of the Corporate Governance Committee.

(10) Throughout 2012, Ms. Reif served as a non-employee director, and as a member of the Finance and Risk Committee and the Human Capital and Compensation Committee. Ms. Reif served as a member of the Corporate Governance Committee from January 1, 2012 through June 30, 2012.

(11) Throughout 2012, Mr. Wetzel served as a non-employee director, as Chair of the Corporate Governance Committee, and as a member of the Audit Committee and the Finance and Risk Management Committee.

(12) The following table sets forth the grant date fair value computed in accordance with ASC 718 of each equity award made to non-employee directors during 2012 and the aggregate number of stock awards (representing Director RSUs that are settled one year following termination of service as a Director) and option awards outstanding at fiscal year-end 2012 for each non-employee director that served as a non-employee director during 2012:

Name	Quarter Ended March 31, 2012 ($)	Quarter Ended June 30, 2012 ($)	Quarter Ended September 30, 2012 ($)	Quarter Ended December 31, 2012 ($)	Total ($)	Aggregate Number of Stock Awards Outstanding at Fiscal Year End 2012 (#)	Aggregate Number of Option Awards Outstanding at Fiscal Year End 2012 (#)
Jon A. Boscia	$ 0	$ 0	$ 1,547	$35,604	$ 37,150	1,641	0
James W. Brinkley	$36,617	$36,621	$ 0	$ 0	$ 73,238	37,810	0
Jane D. Carlin	$ 0	$ 0	$ 1,547	$35,604	$ 37,150	1,641	0
James O. Egan	$47,245	$47,231	$47,253	$47,229	$188,958	36,274	0
Thomas P. Gibbons	$35,612	$35,624	$37,485	$37,492	$146,213	13,374	0
Allan Z. Loren	$37,871	$37,862	$37,871	$37,856	$151,460	27,746	0
Gregory J. Parseghian	$39,742	$39,750	$38,746	$38,743	$156,982	28,917	0
Charles P. Pizzi	$25,835	$35,624	$36,610	$36,605	$134,674	7,116	0
Deborah M. Reif	$38,489	$38,491	$37,485	$37,492	$151,957	24,842	0
Carroll R. Wetzel, Jr.	$38,737	$38,736	$38,746	$38,743	$154,962	25,076	0

PROPOSAL 2—CHARTER AMENDMENT PROPOSAL TO DECLASSIFY THE BOARD OF DIRECTORS

Article Seventh, Paragraphs (e) and (f) of the Company's Charter divides our Board of Directors into three Classes of directors (Class I, Class II and Class III) with terms of three years each. Generally, absent the earlier resignation or removal of a director, the terms of these Classes are staggered so that one Class stands for re-election at each annual meeting of stockholders. The current terms of our director Classes expire as follows: Class I director terms expire at the 2015 annual meeting of stockholders; Class II director terms expire at this Annual Meeting; Class III director terms expire at the 2014 annual meeting of stockholders.

The Board has reviewed the advantages and disadvantages of maintaining a classified Board structure. The Board recognizes that a classified Board provides various advantages, including: (i) providing continuity and stability of directors by ensuring that at any time approximately two-thirds of the directors will have had prior experience with the Company; (ii) promoting a long-term director perspective; and (iii) reducing the vulnerability of the Company to hostile and potentially abusive takeover practices. However, the Board also understands that, in general, there is growing support among stockholders in favor of annual elections of all directors.

After evaluating the various considerations in favor of and against maintaining a classified Board, on April 11, 2013, upon the recommendation of the Corporate Governance Committee, the Board resolved that declassification of the Board by adoption of the Charter Amendment attached to this proxy statement as *Appendix A* is advisable, and that the Charter Amendment should be submitted to the stockholders of the Company for approval at this Annual Meeting. Our Board of Directors also has approved, subject to stockholder approval of the Charter Amendment and effective upon the acceptance for record of the Articles of Amendment by the Maryland State Department of Assessments and Taxation ("SDAT"), certain conforming amendments to our Amended and Restated Bylaws (Bylaw Amendment) to remove references to a classified Board.

As required by our existing Charter provisions, the Charter Amendment must be approved by our stockholders by the affirmative vote of not less than eighty percent (80%) of the aggregate votes entitled to be cast thereon (considered for this purpose as a single class). The Charter Amendment, if approved by stockholders, will become effective upon acceptance for record of the Articles of Amendment by the SDAT. We expect to file the Articles of Amendment with the SDAT as soon as practicable after the Charter Amendment has been approved at the Annual Meeting. Because the Articles of Amendment must be accepted for record by the SDAT prior to the election of directors at the Annual Meeting, the Board intends to briefly adjourn the Annual Meeting until the Articles of Amendment become effective.

If stockholders approve the Charter Amendment, our classified Board structure will be eliminated and our three incumbent Class I directors and three incumbent Class III directors will resign such that their terms will end at the Annual Meeting, which will have the cumulative effect of reducing the current terms of our Class I and Class III directors so that they expire at the Annual Meeting, and all ten members of our Board of Directors will stand for election to a one-year term at the Annual Meeting. The Bylaw Amendment will also become effective. The incumbent Class I and Class III directors have indicated their support for the declassification of our Board of Directors by agreeing to resign from their current three-year terms if stockholders approve the Charter Amendment, effective upon the Articles of Amendment becoming effective.

If stockholders do not approve the Charter Amendment, the Annual Meeting will not be adjourned and the election of our four Class II director nominees to a three-year term will proceed under the Charter as currently in effect, our Class I and Class III directors will continue to serve the remainder of their respective three-year terms, and the Bylaw Amendment will not become effective.

OUR BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE *FOR* THE APPROVAL OF THE AMENDMENT TO OUR CHARTER ELIMINATING THE CLASSIFICATION OF OUR BOARD OF DIRECTORS. UNLESS MARKED TO THE CONTRARY, PROXIES RECEIVED BY US WILL BE VOTED "*FOR*" THE APPROVAL OF THE AMENDMENT TO OUR CHARTER ELIMINATING THE CLASSIFICATION OF OUR BOARD OF DIRECTORS.

PROPOSAL 3—RATIFICATION OF AUDITORS PROPOSAL

The Audit Committee has appointed Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2013. The submission of this matter for approval by stockholders is not legally required; however, the Board believes that such submission provides stockholders an opportunity to provide feedback to the Board on an important issue of corporate governance. If stockholders do not approve the appointment of Deloitte & Touche LLP, the selection of such firm as our independent registered public accounting firm will be reconsidered. In the event that Deloitte & Touche LLP is unable to serve as independent registered public accounting firm for the fiscal year ending December 31, 2013, for any reason, the Audit Committee will appoint another independent registered public accounting firm. Representatives of Deloitte & Touche LLP are expected to be present at the Annual Meeting, will be given an opportunity to make a statement if they desire to do so and will be available to respond to appropriate stockholder questions regarding the Company.

THE BOARD RECOMMENDS A VOTE "*FOR*" THE RATIFICATION OF THE APPOINTMENT OF DELOITTE & TOUCHE LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2013. UNLESS MARKED TO THE CONTRARY, PROXIES RECEIVED BY US WILL BE VOTED "*FOR*" THE RATIFICATION OF THE APPOINTMENT OF DELOITTE & TOUCHE LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2013.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our Audit Committee is responsible for pre-approving all audit services and permitted non-audit services, including the fees and terms thereof, to be performed for us and our subsidiaries by our independent registered public accounting firm, Deloitte & Touche LLP (the "Independent Auditor"). The Audit Committee has adopted a pre-approval policy and implemented procedures that provide that all engagements of our Independent Auditor are reviewed and pre-approved by the Audit Committee, except for such services that fall within the *de minimis* exception for non-audit services described in Section 10A(i)(1)(B) of the Exchange Act that our Audit Committee approves prior to the completion of the audit. The pre-approval policy also permits the delegation of pre-approval authority to a member of the Audit Committee between meetings of the Audit Committee, and any such approvals are reviewed and ratified by the Audit Committee at its next scheduled meeting.

For the years ended December 31, 2012 and 2011, professional services were performed for us by our Independent Auditor pursuant to the oversight of our Audit Committee. Representatives of our Independent Auditor are expected to be present at the Annual Meeting, will be given an opportunity to make a statement if they desire to do so and will be available to respond to appropriate stockholder questions regarding the Company.

Set forth below are the fees billed to us by Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu and their respective affiliates. All fees and services were approved in accordance with the Audit Committee's pre-approval policy.

	Year Ended December 31,	
Fees by Type	2012	2011
	(In millions)	
Audit fees	$3.8	$3.8
Audit-related fees	0.9	0.8
Tax fees	0.4	0.3
All other fees	0.0	0.0
Total	$5.1	$4.9

Audit Fees. Audit fees primarily related to the annual audits of the Consolidated Financial Statements included in our Annual Reports on Form 10-K and our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act of 2002, the reviews of the Condensed Consolidated Financial Statements included in our Quarterly Reports on Form 10-Q and services provided in connection with regulatory and statutory filings.

Audit-Related Fees. Audit-related fees primarily related to audit fees for our employee benefit plans, comfort letters for registration statements and agreed upon procedures.

Tax Fees. Tax fees related to tax compliance, tax advice and tax planning.

All Other Fees. The aggregate fees billed for all other services during the years ended December 31, 2012 and 2011 were not significant.

AUDIT COMMITTEE REPORT

The Audit Committee is a standing committee of the Board of Directors of the Company that is comprised solely of non-employee directors who have been affirmatively determined to be "independent" within the meaning of the NYSE Listing Standards and the Company's Independence Standards. The Audit Committee operates pursuant to a written charter that is available at www.phh.com under the heading "Investor Relations—Corporate Governance" and is also available to stockholders upon request, addressed to the Corporate Secretary at 3000 Leadenhall Road, Mt. Laurel, New Jersey, 08054. See "Committees of the Board—Audit Committee" above for additional information regarding the role and responsibilities of the Audit Committee.

The Company's management is responsible for the preparation of the Company's consolidated financial statements. In connection with the preparation of the Company's consolidated financial statements for the year ended December 31, 2012, the Audit Committee:

- Reviewed and discussed the Company's audited consolidated financial statements with management;
- Discussed with the Company's independent registered public accounting firm, Deloitte & Touche LLP, the matters required to be discussed by Statement on Auditing Standards ("SAS") No. 61, as amended (AICPA, *Professional Standards*, Vol. 1. AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T; and
- Received the written disclosures and the letter from Deloitte & Touche LLP required by the applicable requirements of the Public Company Accounting Oversight Board regarding Deloitte & Touche LLP's communications with the Audit Committee concerning independence, and has discussed with Deloitte & Touche LLP their independence.

Based upon these reviews and discussions, the Audit Committee recommended to the Board of Directors that the Company's audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2012, for filing with the Securities and Exchange Commission.

Date: April 11, 2013

Audit Committee of the Board of Directors
James O. Egan (Chair)
Jon A. Boscia
Thomas P. Gibbons
Gregory J. Parseghian
Carroll R. Wetzel, Jr.

PROPOSAL 4—SAY ON PAY VOTE

In accordance with Section 14A of the Exchange Act and rules promulgated by the SEC, we are requesting the approval of the following advisory resolution:

"RESOLVED, that the compensation paid to the Company's named executive officers, as disclosed pursuant to Item 404 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion is hereby APPROVED."

Although the foregoing resolution is only advisory in nature and is not binding on the Board or the Company, we intend to review the voting results with the Board and the Human Capital and Compensation Committee of the Board so that such voting results may be taken into consideration in connection with future executive compensation decisions.

THE BOARD RECOMMENDS A VOTE "*FOR*" THE SAY ON PAY VOTE. UNLESS MARKED TO THE CONTRARY, PROXIES RECEIVED BY US WILL BE VOTED "*FOR*" THE SAY ON PAY VOTE.

COMPENSATION COMMITTEE REPORT

The Human Capital and Compensation Committee reviewed and discussed the Compensation Discussion and Analysis set forth below with management and, based on such review, recommended to the Board of Directors that the Compensation Discussion and Analysis set forth below be included in the Company's Proxy Statement and Annual Report on Form 10-K for the year ended December 31, 2012.

Date: April 11, 2013

Human Capital and Compensation Committee of the Board of Directors
Allan Z. Loren (Chair)
Charles P. Pizzi
Deborah M. Reif

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Executive Summary

2012 was a year of successfully enhancing shareholder value through continuous improvement and transformation. We made changes to our leadership team and improved our business operations, with a corresponding increase in financial performance and share price. Our compensation program also changed to further enhance our existing focus on pay-for-performance and shareholder value creation.

Our Compensation Program is designed to deliver Pay-for-Performance. Our compensation program places a strong emphasis on pay-for-performance. We believe we have created and implemented a pay-for-performance-based Total Rewards Philosophy that aligns our compensation programs with sustainable shareholder value creation. Under our Total Rewards Philosophy, all of our compensation programs should:

- Link total rewards with our financial performance, productivity, and individual performance and behaviors that create sustainable value.
- Provide both fixed and variable compensation that is both market-competitive and delivers pay commensurate with shareholder value creation through enterprise value creation.
- Create sustainable shareholder value creation without encouraging unnecessary or excessive risk.
- Attract and retain high performing and productive talent through the flexibility to modify the programs as necessary.

Our compensation program design is based on our Total Rewards Philosophy, and has the following elements:

- *Base salaries:* Set at market-competitive levels;
- *Annual cash incentive plan:* Drives a focus on sustainable profitable growth by providing payouts for both strong financial performance and achievement of key objectives;
- *Long-term incentive plan:* Intended to align key employees who drive our success with shareholder interests.

The following design features and implementation of our compensation program demonstrate our commitment to pay-for-performance:

- Variable pay comprises a greater percentage of the total compensation package than in most of our Peer Group, with long-term incentives which directly focus on multi-year sustainable shareholder value creation comprising a greater component than in most of the Peer Group.

- Payouts under our annual cash incentive plan are consistent with financial performance and demonstrating the right leadership behaviors.
- The long-term incentive plan only delivers value to executives when multi-year shareholder value is created in a transparent manner.
- Share ownership guidelines are imposed on executives (and directors) who receive equity grants.
- We implemented "clawback" provisions which we believe are broader than generally found at many other companies, and which apply to financial wrongdoing as well as other conduct that results in harm to our business.
- No executives are provided with employment contracts.
- Severance and change-in-control protections are within market practice and executives are required to comply with post-termination covenants that can include non-compete agreements.
- We do not provide tax gross-ups to executives.
- Our executive officers are prohibited from pledging our shares as collateral for loans or other reasons.
- Our executive officers are prohibited from hedging our shares.
- We conduct a rigorous assessment of the potential business risk from our compensation programs on an annual basis.

Our 2012 Compensation Program Delivered on the Pay-for-Performance Promise. We used a disciplined process to modify our 2012 compensation program to provide rewards to executives that were commensurate with our performance. The compensation program focused on the key business drivers of shareholder value creation balanced with share price movement. Our compensation program delivers the majority of rewards when shareholder value increases, with a substantial portion dependent upon multi-year performance. The performance metrics in our compensation program align with our four key strategies to create shareholder value:

1. Disciplined growth in our franchise platforms
2. Operational excellence
3. Unwavering commitment to customer service
4. Near-term liquidity cash generation and balance sheet deleveraging

Management Incentive Plan ("MIP")

Our 2012 Management Incentive Plan (MIP) was comprised of the following three metrics: (1) Core Earnings (Pre-tax) Per Diluted Share, (2) Adjusted Cash Flow and (3) Pre-tax Core ROE. These performance metrics accomplish the following objectives:

- Adjusted Cash Flow—60% of Opportunity: Our businesses rely on cash flow in order to fund our operations and pay our debt, and a focus on this measure is important to sustainable success.
- Core Earnings (Pre-Tax) Per Diluted Share—20% of Opportunity: This is a measure of the profitability of our ongoing business operations.
- Pre-tax Core ROE—20% of Opportunity: This is a measure of the efficiency of our use of shareholder assets, and a focus on Pre-tax Core ROE ensures that we are operating in a manner that will drive shareholder value.

In order to focus our employees on driving performance that they can control, we created separate goals for each of our Mortgage and Fleet business units. Our business unit leaders, George Kilroy and

David Tucker, were eligible for MIP payouts based 75% on their respective business unit's performance and 25% on our overall consolidated performance. The remaining Named Executive Officers received payouts based 100% on our overall consolidated performance.

Our focus on Adjusted Cash Flow in 2012 was emphasized by our using it as a "gate", such that no payouts would be made for business unit performance unless the business unit generated Adjusted Cash Flow at the Threshold level, which is 90% of Target.

We recognized that 2012 performance might not match prior years. Therefore, our target performance goals were set above our business plan, requiring performance levels above plan in order to receive target payouts. In order to provide an appropriate pay-for-performance relationship, performance above Target results in progressively greater payouts up to a maximum of 150% of an individual's target award amount for maximum performance, and performance below Target results in decreased payouts. Performance below threshold levels results in no payouts.

Each MIP participant also had individual Management by Objectives ("MBOs"). Our executive officers, including our named executive officers identified in the Summary Compensation Table below (our "Named Executive Officers" or "NEOs"), had MBOs that were focused on financial, operational excellence (including risk) and leadership (including talent) objectives, reflecting the view of the Human Capital and Compensation Committee (the "Committee") that these areas are critical to sustainable shareholder value creation. Potential payouts could be adjusted based on relative MBO achievement.

These design changes we believe created an incentive plan which is tightly aligned with the key operating and strategic objectives under our 2012 business plan. We had to generate sufficient Adjusted Cash Flow before any payouts could be made. Payout levels were determined by Core Earnings (Pre-Tax) Per Diluted Share, which is a profitability measure, Pre-tax Core ROE, which is a measure of efficiency in deploying shareholder assets, and Adjusted Cash Flow. Then, payouts potentially could still be reduced unless executives met all of their individual MBOs. These 2012 MIP design elements, combined with the need to exceed our business plan to get target payouts, ensured that individual and aggregate payouts under the 2012 MIP demonstrated pay for performance.

We exceeded our Business Plan and Target performance on all three metrics, paying out at 113.2% of Target for Mortgage business unit performance, 120.2% of Target for the Fleet business unit performance, and 116.0% of Target for overall consolidated performance.

Core Earnings (Pre-Tax) Per Diluted Share, Adjusted Cash Flow and Pre-tax Core ROE are financial measures that are not in accordance with U.S. generally accepted accounting principles ("GAAP"). See *Appendix B*—Note Regarding Non-GAAP Financial Measures for a detailed description of these non-GAAP financial measures and a reconciliation of these measures to their most directly comparable GAAP financial measures as required by Item 10(e) of Regulation S-K.

Long-term Incentive Plan

We made Long-term Incentive Plan grants in September 2012 (the "September 2012 LTIP Grant"). Our September 2012 LTIP Grants for our Named Executive Officers were designed to focus on share price appreciation, as a balance to the MIP performance metrics, which focus on business operations and profitability. This is consistent with executives' sign-on grants we made in 2012. We believe that this combination of annual operating/profitability measures and long-term share price measures provides an appropriate balance in creating sustainable shareholder value creation. The guiding principles we used in designing this grant includes:

- Create a strong pay-for-performance alignment by providing rewards only if we are successful in our operational transformation as reflected in share price appreciation.
- Align award levels with enterprise value creation and share price appreciation.

- Focus executives on resolving immediate challenges and positioning us for long-term success.

The September 2012 LTIP Grant was made to a limited group of key employees who are considered to be the most likely to drive substantial shareholder value creation, and should be rewarded commensurate with that value creation. The September 2012 LTIP Grant for our Named Executive Officers consisted of stock options and performance-based restricted stock units ("PRSUs").

- The number of employees that were recipients of the September 2012 LTIP Grant has been reduced by approximately 90% from prior years' grants in 2008 and 2009.
- Recipients of the September 2012 LTIP Grant are subject to restrictive covenant agreements that would prohibit the individual from engaging in certain competitive activities during the term of their employment with us and for one or two years following employment termination.
- The stock options granted as part of the September 2012 LTIP Grant are three-year cliff-vested. When shareholder value is created, as reflected in share price increases over a three-year period, executives will be rewarded for that value creation.
- The PRSUs granted as part of the September 2012 LTIP Grant are also three-year cliff-vested, and only vest if certain stock price targets are met in the three months prior to vesting. Therefore, if our performance is insufficient to result in the desired share price increase after a multi-year period, executives will not see any rewards from this grant.
- September 2012 LTIP Grant recipients that were granted stock options and PRSUs are subject to share ownership guidelines, and cannot sell their vested equity unless those ownership guidelines are met. We believe this ensures that executives will focus on sustainable performance due to their continued ownership of our stock.

Previous Say-on-Pay Vote

Shareholders previously recognized the linkage between pay and performance in our 2011 compensation program. 94% of our shareholders approved our executive compensation program in last year's "Say on Pay" vote. We did not make any changes to our executive compensation programs solely as a result of that vote. However, our 2012 and 2013 executive compensation programs reflect our continued efforts to align executive rewards with sustainable operating performance and shareholder value creation.

Executive Compensation Program

Introduction. Our executive compensation program in 2012 continued to evolve and focus executives on process and business improvements, profitability and shareholder value creation. The continued challenging economic and business environment in 2012, including the continued difficulties in the mortgage and liquidity markets, impacted our compensation program design. We believe our performance, and the relative payouts under the executive compensation program, demonstrated the appropriateness of the performance alignment of our compensation program design.

Building on the pay-for-performance focus in our Total Rewards Philosophy that was implemented in 2010, we utilized performance goals that were aligned to the business priorities and shareholder perspectives. We further utilized MBOs to drive individual performance and accountability for the Named Executive Officers and other incentive-eligible employees.

Corporate Governance

Human Capital and Compensation Committee Oversight of Executive Compensation. During 2012, the Board and the Committee continued to operationalize the Committee's Charter that had been redesigned in 2010. The Committee focused on sustainable shareholder value creation as the underpinning of our compensation programs.

The Committee was responsible for overseeing our executive compensation policies, including evaluating and approving the compensation of our Named Executive Officers as listed in the Summary Compensation Table below, as well as the compensation of up to 22 positions that were in our Management Operating Committee at some point during 2012. The Committee reviews and determines the MBOs, MBO achievement, performance, base salary, annual and long-term incentive awards, equity awards and other compensation for each Named Executive Officer, and evaluates our compensation policies. The Committee reviews the performance and compensation for the Chief Executive Officer, and makes recommendations to the full Board for final approval. The Committee also has the authority to engage and retain executive compensation consultants to assist with such evaluations and had, in fact, retained PricewaterhouseCoopers LLP ("PwC") as its consultant in 2012. Board members who are not members of the Committee are not involved in the decisions surrounding the engagement and/or retention of the Committee's consultant.

Role of Management in Executive Compensation Decisions. Generally, our Chief Executive Officer makes recommendations to the Committee as it relates to the compensation of our other executive officers. In addition, our executive officers, including our Chief Executive Officer, as well as our Chief Human Resources Officer, Chief Financial Officer, Chief Risk Officer, Chief Ethics and Compliance Officer and other human resources personnel, may provide input and make proposals as requested by the Committee regarding the design, operation, objectives and values of the various components of compensation in order to provide appropriate performance and retention incentives for key employees. These proposals may be made on the initiative of the Chief Executive Officer, the executive officers, or upon the request of the Committee. Our Chief Executive Officer provides a self-assessment to the Committee, and otherwise is not involved in deliberations relating to his own compensation.

Our Chief Executive Officer, Glen Messina, was promoted to the position in January 2012 from his prior position as Chief Operating Officer. Mr. Messina, following his appointment as our Chief Executive Officer in January 2012, made recommendations relating to the performance achievement of our executive officers against their individual MBOs and corresponding payouts under the 2011 MIP, and the terms of any severance agreements. Mr. Messina provided similar information to the Committee in connection with payouts under the 2012 MIP. The Committee, in consultation with its executive compensation consultant, makes the ultimate decisions relating to executive compensation design and payouts to our executive officers other than our Chief Executive Officer and may take into consideration the recommendations, if any, of our Chief Executive Officer in connection with determining the amount or form of compensation paid to our executive officers. The Committee meets in executive session to determine our Chief Executive Officer's compensation and presents its recommendations on the Chief Executive Officer's compensation to the full Board for discussion and final approval.

Executive Compensation Consultants. During 2012, the Committee retained PwC to assist with the evaluation of our executive compensation. In determining to retain PwC, the Committee considered PwC's prior engagements by the Committee since February 2008, which were prior to Mr. Egan, our current Non-Executive Chairman of the Board, joining the Board. The Committee did not consider Mr. Egan's past employment relationship with PwC that ended in 1996 as a conflict. Mr. Egan is not a member of the Committee and played no role in the Committee's decision to engage and/or retain PwC. Pursuant to its engagement, PwC analyzed and provided comparative executive and director compensation data and compensation program design assistance for the Committee's consideration in evaluating and setting the compensation of the Named Executive Officers and the overall structure of our compensation policies.

PwC was paid approximately $790,000 in fees during 2012 as a result of compensation services provided to the Committee. During 2012, PwC continued providing non-compensation-related consulting services to management. These additional services were mainly related to corporate tax planning, internal audit outsourcing and mortgage compliance/risk consulting services. Aggregate fees for these additional services were approximately $4,000,000. The Committee believes that these other services do not compromise PwC's ability to provide the Committee with an independent perspective on executive compensation. The factors that the Committee has considered in evaluating PwC's independence are primarily based on representations made to the Committee by PwC and its consultants and include the following:

- *PwC's provision of other services to us:* Although PwC provides other services to the Company, PwC's consultants that provide services to the Committee do not provide any other services to us, with the exception of assisting management with certain activities related to Committee decision-making.
- *Fees paid by us as a percentage of PwC's total revenue:* Fees paid by us to PwC represent approximately 0.01% of PwC's total revenue.
- *PwC's policies and procedures that are designed to prevent conflicts of interest:* PwC has a Global Conflict of Interest Policy that prohibits PwC's consultants that provide services to the Committee from engaging in activities that would present a conflict of interest. Further, such consultants have represented to the Committee that they do not receive compensation from PwC which is dependent on the amount of fees we pay PwC for non-Committee-related services.
- *Business or personal relationships with Committee members:* PwC's consultants have represented to the Committee that they do not have any personal or business relationships with any member of the Committee.
- *PHH shares owned by PwC's consultants:* PwC's consultants have represented to the Committee that they do not directly own any of our shares.
- *Business or personal relationships between PwC or its consultants and our executives:* PwC has represented to the Committee that neither PwC nor PwC's consultants have any business or personal relationship with any of our executive officers.
- *Consultant's compensation for other services:* PwC's consultants have represented to the Committee that they do not receive compensation from PwC that is dependent upon the non-compensation related services PwC provides to us.

PwC has also represented to the Committee that it has implemented the following additional safeguards to maintain the independence of its consultants that provide services to the Committee:

- PwC's consultants that provide services to the Committee are not involved in the pursuit or performance of non-compensation-related services by PwC to us.
- The remuneration of PwC's consultants that provide services to the Committee are not directly determined by the fact or amount of PwC's provision of non-compensation-related services to us.

PwC has continued to provide executive compensation consulting services to the Committee during 2013. The Committee is currently evaluating proposals from PwC and certain other compensation consulting firms and, in connection with such evaluation, the Committee intends to further consider the independence of PwC and the independence of such other compensation consulting firms in accordance with new SEC and NYSE rules that go into effect July 1, 2013,

Compensation Process

Executive Compensation Objectives. The primary objective of our executive compensation policies, as overseen by the Committee, is to attract, retain and motivate qualified executive officers to manage our business in order to create sustainable profitable growth and underlying stockholder value creation within approved risk profiles. Our executive compensation policies are intended to facilitate the achievement of our short-term and long-term business strategies through aligning compensation with performance by:

- aligning the interests of our executive officers with the interests of our stockholders through equity-based compensation;
- rewarding executive performance through variable, at-risk compensation that is dependent upon meeting specified financial, operating, talent and other performance targets; and
- providing base salaries and other compensation that are competitive and designed to attract and retain highly talented executives.

The Committee exercises its judgment in determining each Named Executive Officer's total compensation and the allocation of compensation among the various components of compensation described below, including the relative mix between short-term and long-term compensation or cash and equity compensation. The Committee utilizes factors such as market data, shareholder alignment, and attraction and retention needs to guide in its decision-making. The Committee considers this to be a "best practice," such that the Committee has the flexibility to make compensation-related decisions that best attract, retain and motivate the right talent to drive shareholder value creation. The Committee utilizes a disciplined process in exercising its business judgment, consistent with our Total Rewards Philosophy, in determining total compensation based upon the following criteria:

- our short-term and long-term strategic objectives, financial and other performance criteria, leadership behaviors, and individual MBOs;
- the competitive compensation levels for executive officers at companies in similar businesses and/or of similar size;
- the overall economic environment and industry conditions;
- unique circumstances impacting us and our executive officers; and
- the recommendations of the Committee's executive compensation consultants.

Based upon its analysis of these criteria, the Committee determines each component of executive compensation and aggregate compensation levels (as discussed below) for the Named Executive Officers, taking into consideration the total compensation relative to the Peer Group (as defined in "Benchmarking" below) and other market-competitive practice.

Benchmarking. The Committee believes that an understanding of market-competitive practices is a critical underpinning to making sound executive compensation decisions. The Committee utilizes a peer group of publicly-traded companies as a data point in determining market-competitive compensation practices. In 2012, the Committee conducted its regular review of the peer group with PwC's assistance. Based on this review, the Committee modified the peer group to make sure that it continues to be representative of the fact that we compete in both the mortgage and fleet management industries for customers and executive talent, as well as with outsourcing companies for executive talent.

The Committee eliminated three organizations due to their (1) being subject to TARP's compensation restrictions (Flagstar) or (2) reporting substantial losses and being approximately ⅓ our size (Astoria Financial Corporation and MBIA). The Committee added four organizations, Corelogic, Genpact,

Nationstar Mortgage Holdings and Ocwen Financial, since they are representative of our operations. The new peer group is set forth below:

Alliance Data Systems Corp.	Avis Budget Group, Inc.	Corelogic, Inc.
Euronet Worldwide, Inc.	Fidelity National Information Services, Inc.	GATX Corp.
Genpact, Ltd.	Heartland Payment Systems, Inc.	Lender Processing Services, Inc.
MGIC Investment Corp.	Nationstar Mortgage Holdings	New York Community Bancorp, Inc.
Ocwen Financial	Radian Group, Inc.	Ryder System, Inc.
United Rentals, Inc.		

At the time the peer group was developed, our revenues were above the peer group median, and our assets were at least 3x the assets of the peer group companies. The Committee will continue to evaluate the peer group in 2013 for appropriateness with our business profile, market changes, and size.

Recognizing that we compete in multiple industries, and many of the competitors in each of our business segments are divisions of much larger organizations, or are privately-held, the Committee also asked PwC to provide data from national compensation databases in order to assist in the compensation evaluation. The Committee is able to be flexible in making the right decisions to attract, retain and motivate executive talent, since it uses these multiple data sources for benchmarking executive compensation.

The Committee evaluated the base salary, short-term and long-term incentives and actual and target total compensation levels, as well as shareholder dilution levels, for the peer group and from the survey data, including the median and percentile ranges for each compensation component, and in the aggregate, for comparison with that of our Named Executive Officers. The Committee further reviewed the realizable value of the equity grants in analyzing the effectiveness and relative pay-for-performance relationships of the executive compensation program. The Committee determined that for 2012, total executive compensation for our Named Executive Officers should incent them to achieve above-market performance by paying them commensurate with that performance. The Committee further determined that the total compensation opportunity, including realizable value, represents an appropriate relationship between executive rewards and shareholder value creation, especially given the focus on profitability in the MIP and share price appreciation in the long-term incentive grants. The Committee intends to utilize this compensation philosophy again in 2013 and may adjust target total compensation levels, as well as base salary, short-term and long-term incentives, of our executive officers based upon how they advance these factors and sustainable stockholder value creation. In 2012, the Committee reviewed tally sheets setting forth the total remuneration for our Named Executive Officers, as well as walk-away sheets, setting forth the amounts they would receive if they left our employ. The Committee will review these again in 2013 and use them to provide context for its compensation decisions.

2012 Executive Compensation Program Design

Components of Executive Compensation. The primary components of our executive compensation arrangements for our Named Executive Officers are base salaries, variable annual compensation programs and long-term incentive awards. Consistent with our pay-for-performance philosophy, the focus of our compensation program is on variable, performance-based pay, with the largest component representing long-term incentives. The implementation of our pay-for-performance philosophy results in a pay mix for both our CEO and our other Named Executive Officers that is more heavily weighted towards performance-based pay than our Peer Group.

PHH—CEO Pay Mix


9% Base Salary
19% Annual Bonus
72% LTI

Peer Group—CEO Pay Mix


15% Base Salary
25% STI
60% LTI

PHH—Average of other NEOs Pay Mix


19% Base Salary
26% Annual Bonus
56% LTI

Peer Group—Average of other NEOs Pay Mix


22% Base Salary
25% STI
53% LTI

Base Salaries. The Committee is responsible for approving and recommending to the full Board for final approval the base salary of our Chief Executive Officer and approving the base salaries of our other Named Executive Officers, which includes review and approval of annual adjustments, if warranted, to their base salaries. Base salaries are intended to provide a level of cash compensation that is externally competitive in relation to the responsibilities of the executive's position in order to attract and retain executive talent.

Only one Named Executive Officer (George Kilroy) was employed in the same position in 2011 and 2012. Base salary increases represented relative market-competitive positioning, experience, tenure, performance and contributions to our success in 2011. Mr. Messina received an increase in 2012 reflective of his promotion to Chief Executive Officer, in the context of market-competitive compensation levels for comparable CEOs. Richard Bradfield received base salary increases reflecting his promotion and relative market positioning. Robert Crowl and David Tucker were hired in 2012. The following table sets forth the

2012 base salary increases, if any, and the 2011 and 2012 annualized base salaries for our Named Executive Officers:

Name	Title	2011 Annualized Base Salary as of 12/31/11	2012 Annualized Base Salary as of 12/31/12	Percent Increase
Glen A. Messina[(1)]	President and Chief Executive Officer	$700,000	$800,000	14.3%
Jerome J. Selitto[(2)]	Former President and Chief Executive Officer	$840,000	N/A	N/A
Robert B. Crowl[(3)]	Executive Vice President and Chief Financial Officer	N/A	$400,000	N/A
David E. Tucker[(4)]	Executive Vice President, Mortgage	N/A	$560,000	N/A
George J. Kilroy	Executive Vice President, Fleet	$472,500	$479,588	1.5%
Richard J. Bradfield[(5)]	Senior Vice President and Treasurer	$285,000	$330,000	15.8%

(1) Hired as Chief Operating Officer on July 13, 2011 with a base salary of $700,000. Salary increased from $700,000 to $800,000 on January 3, 2012 when he was appointed President and Chief Executive Officer.

(2) Employment terminated on January 3, 2012.

(3) Hired as Executive Vice President and Chief Financial Officer on April 26, 2012.

(4) Hired as Executive Vice President, Mortgage and President, PHH Mortgage on May 21, 2012.

(5) Salary increased from $285,000 to $300,000 on March 13, 2012 as a result of a promotion that expanded his accountabilities from SVP Capital Markets of PHH Mortgage to SVP and Treasurer of PHH Corporation. Salary further increased from $300,000 to $330,000 on September 8, 2012 in recognition of market competitive levels and strong performance since taking over the Treasurer role.

Variable Annual Cash Compensation Programs. In 2012, our Named Executive Officers, other executive officers, and certain other employees were eligible for additional cash compensation through participation in our annual cash-based Management Incentive Plan ("MIP"), which is a subplan of our 2005 Equity and Incentive Plan. Under the MIP, each participant was eligible for a target payout based on our achieving target performance objectives, and the employee achieving all or a portion of his or her individual MBOs. Performance above or below the target performance goals would increase or decrease executives' payout eligibility. Failure to achieve all the MBOs also could reduce an executive's payout eligibility.

The Committee considered the operating performance in 2011, and the significant challenges due to economic and business difficulties in 2012. Performance goals and payout opportunities were aligned with shareholder value creation, so that merely achieving the business plan would be reflected in lower incentive payouts for MIP participants; above business plan performance was necessary for participants to receive target incentive levels. In addition, we added performance metrics to focus participants on the need to generate cash flow and be efficient in the use of shareholder capital. In order to focus participants on critical activities and objectives, and to tie payouts more closely to performance which they can control, thereby increasing the effectiveness of the MIP, the Mortgage and Fleet Business Segments each had their own objectives, with Corporate employees (such as the Chief Executive Officer and Chief Financial Officer) evaluated based on our overall results. The MIP also included a key feature—each Business Segment had to achieve its Threshold Adjusted Cash Flow goal or there would be no payouts for any participant in the Business Segment. Similarly, we had to achieve our overall Threshold Adjusted Cash Flow goal for any corporate participants to be eligible for payouts under the MIP.

For 2012, MIP participants may receive a maximum cash payment equal to such participant's target award amount multiplied by the maximum payout percentage set forth in the following tables, as applicable, based upon the level of achievement of the Adjusted Cash Flow, Core Earnings (Pre-tax) Per Diluted Share and Pre-tax Core ROE metrics determined on either a consolidated or segment basis, as applicable, and as certified by the Committee, multiplied by the respective weighting of the metric.

PHH Corporation 2012 MIP Performance Goals

	Consolidated Adjusted Cash Flow		Consolidated Core Earnings (Pre-tax) Per Diluted Share		Consolidated Pre-tax Core ROE	
Achievement levels against Performance Goals	**Performance Goal**	**Maximum Payout Percentage**	**Performance Goal**	**Maximum Payout Percentage**	**Performance Goal**	**Maximum Payout Percentage**
Maximum	$452 million or more	150%	$9.83 or more	150%	37.5% or more	150%
Target	$301 million	100%	$6.55	100%	25.0%	100%
Threshold	$286 million	95%	$2.27	35%	8.7%	35%
Not Meeting Threshold	Less than $286 million	0%	Less than $2.27	0%	Less than 8.7%	0%

Combined Mortgage Segment 2012 MIP Performance Goals

	Segment Adjusted Cash Flow		Segment Core Earnings (Pre-tax) Per Diluted Share		Segment Pre-tax Core ROE	
Achievement levels against Performance Goals	**Performance Goal**	**Maximum Payout Percentage**	**Performance Goal**	**Maximum Payout Percentage**	**Performance Goal**	**Maximum Payout Percentage**
Maximum	$260 million	150%	$6.92	150%	37.5%	150%
Target	$173 million	100%	$4.61	100%	25.0%	100%
Threshold	$164 million	95%	$0.91	20%	4.9%	20%
Not Meeting Threshold	Less than $164 million	0%	Less than $0.91	0%	Less than 4.9%	0%

Fleet Segment 2012 MIP Performance Goals

	Segment Adjusted Cash Flow		Segment Core Earnings (Pre-tax) Per Diluted Share		Segment Pre-tax Core ROE	
Achievement levels against Performance Goals	**Performance Goal**	**Maximum Payout Percentage**	**Performance Goal**	**Maximum Payout Percentage**	**Performance Goal**	**Maximum Payout Percentage**
Maximum	$192 million	150%	$2.90	150%	37.5%	150%
Target	$128 million	100%	$1.93	100%	25.0%	100%
Threshold	$122 million	95%	$1.38	72%	17.8%	71%
Not Meeting Threshold	Less than $122 million	0%	Less than $1.38	0%	Less than 17.8%	0%

The Committee implemented one additional key performance criterion to ensure the sustainability of our results before paying out under the MIP. All MIP payouts were further contingent upon the Board's approval of a business plan for 2013 which is based on our having sufficient liquidity to execute on our objectives for 2013.

The Adjusted Cash Flow metric is based on either Consolidated Adjusted Cash Flow or Segment Adjusted Cash Flow, as applicable. Consolidated Adjusted Cash Flow is defined as free cash flow calculated as follows: the total change in our cash and cash equivalents from the beginning to the end of the performance period, adjusted as follows: (a) subtract net cash proceeds received by us from the sale of equity or equity instruments, (b) add cash paid by us for options and other derivative securities, (c) add cash paid by us for principal payments on unsecured borrowings, and (d) subtract proceeds received by us from unsecured borrowings. Segment Adjusted Cash Flow is defined as segment free cash flow calculated as follows: the total change in cash and cash equivalents from the beginning to the end of the performance period for either our fleet segment or combined mortgage segment, as applicable, adjusted as follows: (a) add cash paid by such segment during the year for principal payments on intercompany borrowings and (b) subtract proceeds received by such segment during the year from intercompany borrowings.

The Core Earnings (Pre-Tax) Per Diluted Share metric is based on "Core Earnings (Pre-tax)" (defined as pre-tax income after non-controlling interest excluding unrealized changes in fair value of mortgage servicing rights that are based upon projections of expected future cash flows and prepayments, as well as realized and unrealized changes in the fair value of derivatives that are intended to offset changes in the fair value of mortgage service rights) divided by our fully diluted weighted-average common shares outstanding during the performance period.

The Pre-tax Core ROE metric is based on Core Earnings (Pre-tax), as described above determined on either a consolidated or segment basis, as applicable, divided by "Adjusted Average Book Equity" determined on either a consolidated or segment basis, as applicable. Consolidated Adjusted Average Book Equity is based on an average of Total PHH Corporation stockholder's equity as of each of September 30, 2011, December 31, 2011, March 31, 2012, June 30, 2012, September 30, 2012 and December 31, 2012, adjusted for the equity impact of unrealized changes in the fair value of mortgage servicing rights that are based upon projections of expected future cash flows and prepayments and realized and unrealized changes in the fair value of derivatives that are intended to offset changes in the fair value of mortgage servicing rights that are recorded during the performance period. The adjustment to average Total PHH Corporation stockholders' equity will be calculated as follows: average Total PHH Corporation stockholders' equity plus or minus the after-tax impact (based upon a 41% effective tax rate) of unrealized changes in the fair value of mortgage servicing rights.

To calculate Segment Adjusted Average Book Equity and Segment Pre-tax Core ROE for each of our fleet and combined mortgage segments, segment equity as of each of September 30, 2011 and December 31, 2011 is based on the actual segment equity determined for those quarters under the methodology we generally use for determining segment equity, and segment equity for calendar quarters in 2012 is based on segment equity as of January 1, 2012, adjusted on a dollar-for-dollar basis based on the actual changes in each segment's equity determined in accordance with U.S. generally accepted accounting principles and adjusted for the equity impact of unrealized changes in fair value of mortgage servicing rights that are recorded during the performance period, to the extent applicable. The adjustment to the above segment equity amounts will be calculated as follows: the segment equity amounts determined above plus or minus the after-tax impact (based upon a 41% effective tax rate) of unrealized changes in the fair value of mortgage servicing rights, as applicable.

In order to tie a greater percentage of each executive officer's compensation to the achievement of our annual performance objective, our executive officers' target award amounts as a percentage of their base salaries were based on each such executive officer's duties and responsibilities, with greater target payouts as a percentage of base salary for executive officers with greater duties and responsibilities.

The Committee set the performance and payout targets under the 2012 MIP at levels that were consistent with our business plan and that were considered to be challenging based on historical performance as well as industry and market conditions. In our Mortgage business, we were facing a declining volume and margin environment for mortgage production. Our Fleet business was challenged by the economic conditions affecting our clients and their spend on our services. Our performance exceeded our Business Plan and Target performance measures except for Core Earnings (Pre-Tax) Per Diluted Share and Pre-tax Core ROE, resulting in the following overall payout levels:

- Mortgage business unit: 113.2% of Target
- Fleet business unit: 120.2% of Target
- Corporate: 116% of Target

Financial Metric	Weight	Mortgage Threshold	Mortgage Target	Mortgage Actual	Mortgage % of Target	Fleet Threshold	Fleet Target	Fleet Actual	Fleet % of Target	Consolidated Threshold	Consolidated Target	Consolidated Actual	Consolidated % of Target
Adjusted Cash Flow ($M)	60%	$ 164	$ 173	$ 249	144.1%	$ 122	$ 128	$ 341	150.0%	$ 286	$ 301	$ 563	150.0%
Core-Earnings (Pre-tax) Per Diluted Share	20%	$0.91	$4.61	$2.96	64.2%	$1.38	$1.93	$1.41	73.0%	$2.27	$6.55	$4.15	63.3%
Pre-Tax Core ROE	20%	4.9%	25.0%	17.4%	69.5%	17.8%	25.0%	19.5%	78.1%	8.7%	25.0%	16.6%	66.4%
Weighted Total	100%				113.2%				120.2%				116.0%

Individuals also had to meet individual MBOs that were set based on the critical responsibilities for each position, and their need to drive overall shareholder value creation. Each Named Executive Officer had MBOs that were focused on financial, operational excellence (including risk) and leadership (including talent) objectives, reflecting the view of the Committee that these areas are critical to sustainable shareholder value creation. More specifically, each Named Executive Officer had the following weight attached to their MBOs: Financial (25%); Operational Excellence (50%) and Core Leadership (25%). Within these categories, Named Executive Officers are rated on a 3 point scale: Did Not Meet, Met and Exceeds. The MBO review process was disciplined and rigorous. The process began with each individual preparing a self-assessment of his or her performance against their respective MBOs. Individuals' managers, our Human Resources personnel, and then our current Chief Executive Officer reviewed those assessments, and developed recommendations for relative MBO performance. Our Chief Executive Officer presented those recommendations for the individuals that are members of our Management Operating Committee and were eligible for payouts, including the Named Executive Officers, to the Committee, which determined their final relative performance against their MBOs.

The Committee then reviewed the leadership and other activities of the executives to ensure that their performance demonstrated good leadership behaviors, and further adjusted payouts where appropriate. The MBOs are designed to focus participants on driving our success through financial, operational excellence, and leadership objectives. Consistent with that design, the Committee recognized our strong performance in 2012 with MBO achievement assessments that generally were at or above 100% achievement. The Committee approved MBO recommendations for the Management Operating Committee that ranged from 97% of targeted achievement to 137% of targeted achievement. Our current Chief Executive Officer approved the final relative performance for all other MIP participants.

The Committee reviewed our current Chief Executive Officer's self-assessment, and the Board's and investors' and other stakeholders' perspectives on his performance, our overall performance, and the Chief Executive Officer's leadership in driving our performance. The Committee determined that our current Chief Executive Officer demonstrated outstanding leadership in managing through the challenges we faced in 2012 and recommended an MBO achievement level for our current Chief Executive Officer of 115% of targeted achievement. The full Board agreed with and approved the Committee's recommendation.

The actual 2012 MIP payout amounts approved for each Named Executive Officer are set forth in the Table below:

Name	Position	2012 Annualized Base Salary as of 12/31/12	2012 MIP Target Award Amount	2012 MIP Opportunity Range[4]	Actual 2012 MIP Approved Payout
Glen A. Messina[1]	President and Chief Executive Officer	$800,000	$1,200,000	$852,000 to $1,800,000	$1,391,400
Jerome J. Selitto	Former President and Chief Executive Officer	N/A	N/A	N/A to N/A	$ 0
Robert B. Crowl[2]	Executive Vice President and Chief Financial Officer	$400,000	$ 273,973	$194,521 to $ 410,960	$ 308,141
David E. Tucker[3]	Executive Vice President, Mortgage	$560,000	$ 431,507	$286,952 to $ 647,261	$ 491,497
George J. Kilroy	Executive Vice President, Fleet	$479,588	$ 472,500	$387,214 to $ 708,750	$ 562,960
Richard J. Bradfield	Senior Vice President and Treasurer	$330,000	$ 225,000	$159,750 to $ 337,500	$ 260,888

(1) Mr. Messina was appointed President and Chief Executive Officer on January 3, 2012.

(2) Mr. Crowl was hired effective April 26, 2012 as Executive Vice President and Chief Financial Officer. His employment offer indicated that his 2012 MIP target of $400,000 would be prorated based on his employment start date.

(3) Mr. Tucker was hired effective May 21, 2012 as Executive Vice President Mortgage and President, PHH Mortgage. His employment offer indicated that his 2012 MIP target of $700,000 would be prorated based on his employment start date and that a payout of $350,000 of his 2012 MIP award was guaranteed.

(4) Range shown is reflective of Threshold performance and Maximum performance against respective MIP Performance Leverage Table for respective organizational segment (PHH, Mortgage or Fleet).

For 2012 MIP participants whose approved MBO achievement level exceeded 100%, the Committee awarded discretionary cash bonuses reflecting such MBO achievement in addition to such participants' 2012 MIP approved payouts. For the Named Executive Officers, these discretionary cash bonuses are included in the Bonus column of the Summary Compensation Table below and were $208,600, $181,853, $19,873 and $55,067 for Messrs. Messina, Tucker, Kilroy and Bradfield, respectively.

The Committee recognized that by exercising its judgment to reward performance that exceeded expectations, the Company may lose the tax deductability under Internal Revenue Code Section 162(m) of payments to Named Executive Officers that exceed $1 million. The Committee believes in paying for performance, and that our 2012 performance in the financial, operational, and capital markets areas, demonstrates that certain Named Executive Officers exceeded their objectives, and that the additional discretionary bonus amounts disclosed on the Summary Compensation Table are consistent with paying for performance.

Long-Term Incentive Awards. The Committee administers the 2005 Equity and Incentive Plan, which provides for equity-based awards, including RSUs and options to purchase our common stock ("Stock Options"). The Committee considers equity-based awards to our Named Executive Officers an appropriate and effective method of retaining key management employees and aligning their interests with the interests of our stockholders. Eligibility for equity-based awards, the number of shares underlying each award and the terms and conditions of each award are determined by the Committee upon consultation with our management and the Committee's compensation consultant.

The Committee approved a long-term incentive plan grant in September 2012 (the "September 2012 LTIP Grant") to a limited group of employees who are expected to lead us in creating shareholder value, in order to continue to align them with long-term shareholder interests. The September 2012 LTIP Grant was designed specifically to provide incentives to a limited group of individuals who have the greatest influence over long-term shareholder value creation, including Company profitability and share price appreciation. In particular, the program provides grants levels that are targeted at the 75th percentile of the market peer group for comparable roles for the applicable executive. These awards will only deliver the targeted value to the Named Executive Officers if targeted PHH stock price appreciation occurs within the defined vesting periods and other conditions are met. Failure to reach these levels of stock price appreciation would result in the complete loss of all value in some of the awards. Moreover, in determining award levels the Committee also factored in the executives' total compensation level to ensure that we remain within market-competitive total compensation levels. The elements of the September 2012 LTIP Grant to the Named Executive Officers include:

Plan Element	Linkage to Shareholder Value Creation
Stock Options	Stock options granted as part of the September 2012 LTIP Grant are time vested and have an exercise price of $20.30, which was our share price on the date of grant. They vest on September 27, 2015 subject to provisions of the plan agreement including remaining continuously employed with the Company through the vesting date. They provide value to the executives when the share price rises, directly aligning executives with shareholder perspectives. The amount of value provided directly correlates to the amount of share price increase.
Performance-Based Restricted Stock Units ("PRSUs")	The PRSUs granted as part of the September 2012 LTIP Grant will vest only if we achieve specified share price targets in the three months at the end of the three-year vesting period. If our share price averages at least $30 during that three-month period, 100% of the PRSUs will vest. If our share price averages less than $30 and at least $25 during that time, 33% of the PRSUs will vest. This market condition balances the operational and profitability goals of the MIP, and ensures that Named Executive Officers understand the impact of their decisions on shareholder interests.
Three year cliff-vesting	Unless an accelerated vesting trigger has occurred as described below, both the Stock Options and the PRSUs granted as part of the September 2012 LTIP Grant vest after three years, so that long-term performance is required before executives receive awards and retention of key employees is enhanced.
Accelerated vesting triggers	If a Change in Control occurs during the performance period, the PRSU grants will become vested as specificied in the chart below:

Date of Change in Control	Percent Vested
Before January 1, 2013	0%
On or after January 1, 2013, but before January 1, 2014	25%
On or after January 1, 2014, but before January 1, 2015	50%
January 1, 2015 or thereafter	100%

For Stock Options, if a Change in Control occurs, the executive will vest in a prorated portion of the award based on the number of days from the grant date through the Change in Control date. The acquiring company also has the ability to replace the Stock Option awards with awards of the acquiring company.

Plan Element	Linkage to Shareholder Value Creation
	If the executive's employment is terminated without cause, the Stock Option grants will become vested as specified in the chart below:

Date of Termination of Employment Without Cause	Percent Vested
Before January 1, 2013	0%
On or after January 1, 2013, but before January 1, 2014	25%
On or after January 1, 2014, but before September 26, 2015	50%
September 27, 2015	100%

If the executive's employment is terminated without cause, the PRSU grants will become vested as specified in the chart below:

Date of Termination of Employment Without Cause	Percent Vested
Before January 1, 2013	0%
On or after January 1, 2013, but before January 1, 2014	25%
On or after January 1, 2014, but before September 26, 2015	50%
September 26, 2015	100%

Plan Element	Linkage to Shareholder Value Creation
Share ownership guidelines	September 2012 LTIP Grant recipients that are members of our Management Operating Committee are required to hold a specified amount of our common stock and are not permitted to sell any shares of our common stock acquired under the September 2012 LTIP Grant or any subsequent equity-based grants (except to pay taxes upon vesting or exercise). The ownership guidelines are as follows: • CEO—5x base salary • CFO and Business Unit Presidents—3x base salary • Other Senior Executives—2x base salary • Other equity-based grant recipients—1x base salary
Restrictive Covenant Agreements	Recipients of the September 2012 LTIP Grant were required to have previously signed a restrictive covenant agreement, or if not, to sign a restrictive covenant agreement, or forfeit their September 2012 LTIP Grant. The restrictive covenant agreements prohibit the executives from engaging in certain competitive activities during the term of their employment with us and for one to two years following employment termination. All of the September 2012 LTIP grant recipients signed and are subject to the restrictive covenants.

Plan Element	Linkage to Shareholder Value Creation
Claw-Back Provisions	Long-term incentive grants are subject to "claw back" provisions which state that any unvested award shall be forfeited and shares issued shall be returned if it is determined that the recipient violates non-competition, non-solicitation, non-disclosure, or other restrictive covenant agreements, is terminated for cause, or engages in conduct which materially harms us, such as financial or reputational harm, provides materially inaccurate information related to our financial statements, creates excessive risk or allows it to be created, violates our Code of Conduct, or is under investigation for a regulatory matter due to gross negligence or willful misconduct in the performance of the recipient's duties.

The following Named Executive Officers were recipients of September 2012 LTIP Grant awards. The September 2012 LTIP Grant levels, which were based on each individual's prior performance and expected future contribution to our success, and market-competitive practice, are detailed below:

Name	Title	2012 Annualized Base Salary as of 12/31/12	Number of PRSUs Granted as part of September 2012 LTIP Grants	Number of Stock Options Granted as part of September 2012 LTIP Grants	Total Grant Date Fair Value of September 2012 LTIP Grants	September 2012 LTIP Grant Date Fair Value as a Percent of Annualized Base Salary
Glen A. Messina	President and Chief Executive Officer	$800,000	73,891	145,772	$2,185,702	273%
Jerome J. Selitto	Former President and Chief Executive Officer	N/A	N/A	N/A	N/A	N/A
Robert B. Crowl	Executive Vice Present and Chief Financial Officer	$400,000	12,807	25,267	$ 378,846	95%
David E. Tucker	Executive Vice President, Mortgage	$560,000	22,068	43,537	$ 652,787	117%
George J. Kilroy	Executive Vice President, Fleet	$479,588	17,718	34,955	$ 524,110	109%
Richard J. Bradfield	Senior Vice President and Treasurer	$330,000	12,598	24,854	$ 372,657	113%

2013 Executive Compensation Decision-making

In 2013, we have continued to focus our executive compensation program on our overall business strategy, sustainable business performance, and shareholder value creation. Our executive compensation program is pay-for-performance oriented, with the expectation that this will drive success and create value. Success will continue to be determined by operating and individual performance, including the right leadership behaviors.

2013 Management Incentive Plan. We evaluated our expected operating, business and economic environment for 2013, and determined that our MIP should be modified to continue its focus on our key business objectives. In order to enhance the focus on operating efficiencies and performance, the weighting of the Adjusted Cash Flow performance measures was reduced from 60% to 50%, and the weightings of the Core Earnings (Pre-Tax) Per Diluted Share and Pre-tax Core ROE measures were increased to 25% each. The 2013 MIP provides all participants, including Named Executive Officers, with the opportunity to receive payouts if we meet our performance goals. Similar to the 2012 MIP, reflecting the importance of cash flow generation, no payouts under the 2013 MIP will be made if our Adjusted Cash Flow is not at least equal to the Threshold level of performance; similarly, no payouts will be made if we do not meet the net worth covenants in our borrowing arrangements. The pay-for-performance nature of the 2013 MIP is further enhanced by the continued use of individual MBOs, so that payouts may be adjusted based on relative performance against an individual's MBOs (including exhibiting the right leadership behaviors). We have continued to structure the 2013 MIP awards for business unit employees (other than our business unit Presidents) on business unit, rather than company-wide, performance. This business unit focus is intended to drive each participant to maximize the performance of his or her own business unit, and the performance which he or she controls. We believe that this is the best way to drive performance in the business units. For our business unit Presidents, we have structured their 2013 MIP awards to take into account both business unit and company-wide performance.

Establishment of 2013 MIP Performance Goals. The Committee approved the performance goals for awards made under the 2013 MIP. The performance period under the 2013 MIP is January 1, 2013 through December 31, 2013. The performance goals for awards granted under the 2013 MIP are based on three separate metrics: (1) "Adjusted Cash Flow," (2) "Core Earnings (Pre-Tax) Per Diluted Share," and (3) "Pre-tax Core ROE," which will be weighted 50%, 25%, and 25%, respectively, in determining the amount of awards to be paid at the conclusion of the performance period. The metrics for each particular award are conditioned on our performance as a whole, the performance of our Fleet segment, or the performance of our consolidated Mortgage segments, as applicable, based on the grant recipient's primary responsibilities.

PHH Corporation 2013 MIP Performance Goals

	Consolidated Adjusted Cash Flow	Consolidated Core Earnings (Pre-tax) Per Diluted Share	Consolidated Pre-tax Core ROE
Achievement levels against Performance Goals	Maximum Payout Percentage	Maximum Payout Percentage	Maximum Payout Percentage
Maximum	150%	150%	150%
Target	100%	100%	100%
Threshold	90%	49%	49%
Not Meeting Threshold	0%	0%	0%

Combined Mortgage Segment 2013 MIP Performance Goals

	Segment Adjusted Cash Flow	Segment Core Earnings (Pre-tax) Per Diluted Share	Segment Pre-tax Core ROE
Achievement levels against Performance Goals	Maximum Payout Percentage	Maximum Payout Percentage	Maximum Payout Percentage
Maximum	150%	150%	150%
Target	100%	100%	100%
Threshold	90%	45%	45%
Not Meeting Threshold	0%	0%	0%

Fleet Segment 2013 MIP Performance Goals

Achievement levels against Performance Goals	Segment Adjusted Cash Flow Maximum Payout Percentage	Segment Core Earnings (Pre-tax) Per Diluted Share Maximum Payout Percentage	Segment Pre-tax Core ROE Maximum Payout Percentage
Maximum	150%	150%	150%
Target	100%	100%	100%
Threshold	90%	75%	75%
Not Meeting Threshold	0%	0%	0%

In addition to meeting the financial objectives, additional "gates" have been established. These performance gates must be achieved in order for there to be payouts under the 2013 MIP. The 2013 MIP gates are:

1. Minimum Adjusted Cash Flow generation for each business unit (similar to the 2012 MIP design).
2. Approval of a 2014 Business Plan with adequate available liquidity resources to meet 2014 business needs (similar to the 2012 MIP design).
3. Compliance with minimum net worth covenants in our borrowing arrangements.

Payments under the 2013 MIP will only be made following certification by the Committee that the performance goals and gates have been met. The maximum payout percentage for a level of achievement of any metric above the "Threshold" level and between the "Target" and "Maximum" levels set forth in the tables above will be determined based on straight-line interpolation. The Committee set the performance goals to be "stretch" goals at the Target level, in addition to the gates that must be met. The Committee may exercise judgment to reduce actual payouts. Similar to 2012, MBOs are set for all executives.

2013 Long-Term Incentive Awards

Consistent with the key award features described earlier in the "September 2012 LTIP Grant" and pursuant to the 2005 Equity and Incentive Plan, which provides for equity-based awards, including RSUs and Stock Options, the Committee approved a long-term incentive plan grant in March 2013 (the "March 2013 LTIP Grant") which was granted to a limited group of employees who are expected to lead us in creating shareholder value in order to continue to align them with long-term shareholder interests. The March 2013 LTIP Grant was designed to provide equity incentives to a limited group of individuals who have the greatest influence over long-term shareholder value creation, including Company profitability and share price appreciation. In particular, the program provides grants levels that are targeted at the 75th percentile of the market peer group for comparable roles for the applicable executive. These awards to the Named Executive Officers will only deliver the targeted value if targeted PHH stock price appreciation occurs within the defined vesting periods and other conditions are met. Failure to reach these levels of stock price appreciation would result in the complete loss of all value in some of the awards. Moreover, in determining award levels, the Committee also factored in the executive's total compensation level to ensure that we remain within market-competitive total compensation levels.

Compensation of Our Current Chief Executive Officer

On January 3, 2012, Mr. Messina was promoted from Chief Operating Officer to President and Chief Executive Officer. In connection with his promotion, Mr. Messina received certain promotional considerations that were intended to recognize his new duties, as well as further align him with shareholder interests and incent him to drive shareholder value creation over the long-term, as follows. The guiding principles behind this compensation are intended to provide Mr. Messina with rewards commensurate with enterprise value creation, operational and financial improvements, and share price appreciation.

- Base salary increase to $800,000 from $700,000.
- Increase in MIP Target annual incentive opportunity to 150% of Base Salary from 125% of Base Salary.
- 203,937 PRSUs that vest February 19, 2015, only if share price targets are achieved and subject to Mr. Messina's continued employment with us. Each PRSU represents a contingent right to receive one share of our common stock upon vesting. The PRSUs will vest on February 19, 2015, if the average of our common stock price for the 90-day period prior to and including February 19, 2015, equals or exceeds $30.00 per share, subject to equitable adjustment upon the occurrence of certain events. One-third of the PRSUs will vest on February 19, 2015, if the average of our common stock price for the 90-day period prior to and including February 19, 2015, equals or exceeds $25.00 per share and is less than $30.00 per share, subject to equitable adjustment upon the occurrence of certain events. None of the PRSUs will vest if the average of our common stock price for the 90-day period prior to and including February 19, 2015, is less than $25.00 per share, subject to equitable adjustment upon the occurrence of certain events.
- 400,000 stock options that cliff-vest on February 19, 2015, subject to Mr. Messina's continued employment with us.

Other Named Executive Officer New Hires

On April 26, 2012, we hired Robert Crowl to be our Chief Financial Officer. Mr. Crowl was provided a 2012 annualized base salary of $400,000, and a Target 2012 MIP opportunity of $273,973, prorated based on his start date. Mr. Crowl also received a sign-on grant of 12,239 PRSUs, with the same vesting and share price targets as Mr. Messina's February 2012 PRSU grant, and 24,213 stock options with three-year cliff vesting. Mr. Crowl also received a grant of 1,900 RSUs, which represents a 1:1 matching grant for his open market purchases of our stock. These matching RSUs will vest after one year, subject to continued employment with us.

On May 21, 2012, we hired David Tucker to be Executive Vice President, Mortgage and President of our Mortgage Business Segment. Mr. Tucker was provided a 2012 annualized base salary of $560,000, and a Target 2012 MIP opportunity of $431,507, prorated based on his start date. Mr. Tucker also received a sign-on grant of 76,499 PRSUs, with the same vesting and share price targets as Mr. Messina's February 2012 PRSU grant, and a grant of 151,331 stock options, with three-year cliff vesting. Mr. Tucker also received a grant of 10,000 RSUs, which represents a 1:1 matching grant for his open market purchases of our stock. These matching RSUs will vest after one year, subject to continued employment with us, and was the maximum matching grant permitted under his offer.

The long-term incentive grants to Messrs. Crowl and Tucker are consistent with those provided to our Chief Executive Officer, and ensure that we receive long-term shareholder value creation before they provide rewards to the executives.

Retirement Benefits

Mr. Kilroy and Mr. Bradfield participate in the PHH Corporation Pension Plan, which is a defined benefit pension plan that was available to all of our employees prior to 2005. The benefits payable under the PHH Corporation Pension Plan have been frozen for Mr. Kilroy and Mr. Bradfield as well as the other plan participants. See "—Pension Benefits" below for more information regarding benefits available to Mr. Kilroy and Mr. Bradfield under this plan. In addition, all of our Named Executive Officers are eligible to participate in the PHH Corporation Employee Savings Plan (the "PHH Savings Plan") on the same basis as other employees during the term of their employment. The PHH Savings Plan is a tax-qualified retirement savings plan that provides for employee contributions made on a pre-tax basis and matching contributions based on a portion of the employee's compensation contributed to the PHH Savings Plan up to the statutory limit. The matching contribution percentage under the PHH Savings Plan is 4% of the employee's compensation contributed to the PHH Savings Plan up to the statutory limit. See "All Other Compensation" in Footnote 6 under "—Summary Compensation Table" for more information regarding matching contributions to the PHH Savings Plan made on behalf of each Named Executive Officer.

Perquisites and Other Compensation

We provide only two perquisites to our Named Executive Officers. Our Named Executive Officers generally are provided with or have use of company vehicles. Also, incumbent Named Executive Officers continue to receive financial planning services, but they are not being provided to newly-hired executives. We do not provide tax reimbursements on the foregoing perquisites. Considering our fleet management business, the provision of vehicles to our Named Executive Officers is considered an appropriate perquisite. The Committee reviews the appropriateness of perquisites each year, and will do so again in 2013. Each of our Named Executive Officers also is entitled to participate in various employee benefit plans available generally to all employees on a non-discriminatory basis.

Change in Control and Other Severance Arrangements

In 2012, we modified our executive severance program to provide consistency with market practice and to protect shareholders through the use of restrictive covenants. The executive severance program now has the following elements:

- In the event of a termination without cause, a participant in the Tier I Severance Program is entitled to receive severance benefits as described below, provided a general release agreement is executed.
- Certain members of the executive leadership team, including Named Executive Officers and certain Management Operating Committee members, as well as other key employees, are eligible to participate in the Tier I Severance Program, depending upon whether they were required to execute restrictive covenants that included non-competition provisions as a condition of participating in the long term incentive program.
- Severance benefits under the Tier I Severance Program include salary continuation for either one or two years which runs concurrent with the duration of the non-compete and non-solicitation provisions contained in restrictive covenant agreements executed as a condition of participation in the long term incentive program; outplacement assistance services not to exceed $17,000 to be used within 24 months of the separation from employment; and reimbursement for the cost of COBRA coverage during the duration of the restrictive covenants.

We also maintain a general severance program for senior level executives and other employees. In 2013, we modified our general severance plan to state that if a Senior Vice President is terminated without cause after one year of service (vs. within 6 months), he or she would receive 26 weeks of salary, and that if the individual is terminated without cause before completing one year of service, he or she is eligible for 16 weeks of salary, rather than 26 weeks. The executive is required to execute confidentiality and non-solicitation agreements, and to provide a general release of all claims, in order to receive the benefits.

Under the 2005 Equity and Incentive Plan, unvested equity-based awards generally will become fully and immediately vested and, in the case of stock options, exercisable, upon the occurrence of a change in control transaction (as defined in the 2005 Equity and Incentive Plan). See below for additional information regarding payments in the event of a change in control or other termination of employment for each Named Executive Officer.

We entered into a separation agreement with Mr. Selitto following his termination without cause on January 3, 2012. In exchange for a general release of claims and a non-compete period of 24 months, beginning on the date of his termination, Mr. Selitto received the following severance benefits: (a) 12 months of salary continuation at $840,000; (b) Reimbursement of COBRA payment premiums from date of separation until the earlier of the date he eligible for coverage under a new group health plan or January 31, 2013. We reimbursed Mr. Selitto for $15,873 of COBRA benefits; (c) The opportunity to continue to vest in nonqualified stock options provided on October 26, 2009 as if Mr. Selitto remained employed through October 26, 2012; and (d) Transfer of title to his company provided car. Mr. Selitto purchased his vehicle at fair market value of $33,810. See also "Potential Payments Upon Termination of Employment or Change in Control—Potential Payments and Benefits—Severance" below for additional information.

Deductibility of Executive Compensation

In accordance with Section 162(m) of the Internal Revenue Code, the deductibility for federal corporate income tax purposes of compensation paid to certain of our executive officers in excess of $1 million in any year may be restricted. The Committee believes that it is in the best interests of our stockholders to provide tax-deductible compensation when consistent with meeting our key strategic and operational goals and objectives and paying for performance. Accordingly, where it is deemed necessary and in our best interests to attract and retain the best possible executive talent and to motivate such executives to achieve the goals inherent in our business strategy, the Committee may approve compensation to executive officers that may exceed the limits of deductibility imposed by Section 162(m). The 2012 and 2013 Management Incentive Plans were specifically designed, approved and implemented for favorable tax treatment under Section 162(m). The Committee retains the ability to exercise its judgment to make awards that it believes are in the best interests of shareholders, even if those awards do not result in favorable tax treatment, as it did for certain awards in 2013 where the Committee exercised that judgment to reward outstanding performance by certain Named Executive Officers as described in the Summary Compensation Table.

Compensation Risk Assessment

Our management, with the assistance of the Human Capital and Compensation Committee's compensation consultant, conducted a risk assessment of our compensation programs to determine whether such programs are reasonably likely to have a material adverse effect on us. The risk assessment determined that our compensation programs do not encourage excessive or unnecessary risk-taking and are not reasonably likely to have a material adverse effect on us. While risk-taking is a necessary part of profitable growth, the Human Capital and Compensation Committee has focused on aligning our compensation policies with our long-term interests and avoiding short-term rewards for management decisions that could pose long-term risks to us, as follows:

- *Limits on MIP awards.* MIP awards are capped at 150% of an executive's target award to protect against disproportionately large short-term incentives, and the Human Capital and Compensation Committee has discretion in determining reductions in the size of MIP awards based on those factors it deems appropriate, including whether an executive has caused us to incur unnecessary or excessive risk. (Performance below the Threshold performance level does not result in payouts.) The MIP also has "gates" related to cash flow and other key business needs to ensure that payouts are not made unless we provide sustainable performance. Further, senior executive officers have specific risk components embedded in their MBOs.
- *Use of Long-Term Incentive Compensation.* Equity-based long-term incentive compensation that vests over a period of years, including awards with performance objectives, is a component of senior executive compensation. This vesting period encourages our executives to focus on sustaining our long-term performance. All equity grants have multi-year cliff vesting (with the exception of matching RSU grants), to ensure a focus on sustainable performance.

- *Multi-Level Review and Oversight.* We have multi-level review and oversight of our business operations and compensation processes in order to mitigate the possibility of employees receiving rewards for engaging in short-term, unsustainable performance decisions.

We have other compensation risk governance practices in place as well. Our Chief Risk Officer is responsible for understanding the risks posed by our operations and processes, including our compensation programs. The Chief Risk Officer's and Chief Ethics and Compliance Officer's input also are expressly solicited by the Committee in the design phase when changes to our compensation programs are being considered. They provide analyses of the fraud and other risks and mitigating factors to the Committee in connection with all compensation program changes. The Board's compensation risk governance includes the Human Capital and Compensation Committee consulting with the Board's Audit Committee and Finance and Risk Management Committee around compensation and risk. The Finance and Risk Management Committee reviews the risk factors each year, and reviews program changes for these factors, consistent with its Charter.

In sum, our compensation programs are structured so that a considerable amount of compensation of our executives is tied to our long-term health, which encourages risk oversight. We believe our compensation programs avoid the type of disproportionately large short-term incentives that could encourage executives and other employees to take risks that may not be in our long-term interests, include risk management in the individual objectives of executives and other key employees to align them with incentive payouts, and provide incentives to manage for long-term performance. The Human Capital and Compensation Committee believe this combination of factors encourages our executives and other employees to manage our businesses in a prudent manner.

Compensation Committee Interlocks and Insider Participation

The Human Capital and Compensation Committee is currently comprised of Messrs. Loren (Chair) and Pizzi and Ms. Reif. Mr. Pizzi was appointed to the Human Capital and Compensation Committee on January 26, 2012. The Human Capital and Compensation Committee consists entirely of "outside directors" within the meaning of the regulations under Section 162(m) of the Internal Revenue Code of 1986, as amended, "non-employee directors" under SEC Rule 16b-3, and "independent" directors as affirmatively determined by the Board pursuant to the NYSE Listing Standards and our categorical Independence Standards. The current members of the Human Capital and Compensation Committee are the individuals named as signatories to the Compensation Committee Report set forth above under "Compensation Committee Report." None of the individuals that served on the Human Capital and Compensation Committee during 2012 and none of the current members of the Human Capital and Compensation Committee are former officers or employees of the Company.

SUMMARY COMPENSATION TABLE

The information below sets forth the compensation awarded to, earned by or paid to our "Named Executive Officers" as defined in Item 402 of Regulation S-K (collectively referred to as our "Named Executive Officers"). The form and amount of the compensation awarded to, earned by or paid to our Named Executive Officers for the year ended December 31, 2012, was determined by the Human Capital and Compensation Committee of our Board. The amounts included in the "Stock Awards," "Option Awards" and "Total" columns reflect the aggregate grant date fair value of equity-based compensation awards made during a given year in accordance with SEC rules, as opposed to the amount of equity-based compensation expense recognized by us during such year or the amount of value actually realized from equity-based compensation awards during such year by the particular Named Executive Officer. Accordingly, the amounts in the "Total" column do not necessarily reflect either the compensation expense recognized by us for a given year or the value actually realized from equity-based compensation awards by our Named Executive Officers for a given year, either of which may be substantially greater or less than the amounts included in the "Total" column below. See the "Option Exercises and Stock Vested During 2012" table below for information concerning the amount of value actually realized during 2012 by our Named Executive Officers from equity-based compensation awards. For Mr. Selitto, the values included in the All Other Compensation column reflect compensation paid in connection with his separation from the Company effective January 3, 2012.

Name and Principal Positions	Year	Salary ($)	Bonus ($)[1]	Stock Awards ($)[2]	Option Awards ($)[3]	Non-Equity Incentive Plan Compensation ($)[4]	Change in pension Value and Non-qualified Deferred Compensation Earnings ($)[5]	All other Compensation ($)[6]	Total ($)
Glen A. Messina[7]	2012	795,769	208,600	1,617,700	4,399,994	1,391,400	—	17,287	8,430,750
President and Chief Executive	2011	304,231	300,000	892,824	2,148,346	406,151	—	17,287	4,068,839
Officer	2010	—	—	—	—	—	—	—	—
Jerome J. Selitto[8]	2012	23,385	—	—	—	—	—	813,280	836,665
Former President and Chief	2011	821,231	—	643,388	708,700	—	—	28,301	2,201,620
Executive Officer	2010	800,000	—	—	—	800,000	—	155,736	1,755,736
Robert B. Crowl[9]	2012	256,923	—	219,168	459,996	308,141	—	15,250	1,259,478
Executive Vice President	2011	—	—	—	—	—	—	—	—
and Chief Financial Officer	2010	—	—	—	—	—	—	—	—
David Coles[10]	2012	—	—	—	—	—	—	—	—
Former Interim Executive	2011	—	—	—	—	—	—	—	—
Vice President and	2010	—	—	—	—	—	—	—	—
Chief Financial Officer									
David E. Tucker[11]	2012	323,077	531,853	822,375	1,697,990	141,497	—	50,000	3,566,792
Executive Vice President,	2011	—	—	—	—	—	—	—	—
Mortgage	2010	—	—	—	—	—	—	—	—
George J. Kilroy	2012	477,134	19,873	164,423	359,687	562,960	68,141	28,546	1,680,764
Executive Vice President, Fleet	2011	461,942	—	217,371[12]	239,440[12]	294,162	85,219	24,395	1,322,529
	2010	450,000	—	—	—	320,625	88,927	39,189	898,741
Richard J. Bradfield[13]	2012	304,557	55,067	116,909	255,748	260,888	2,956	32,885	1,029,010
Senior Vice President	2011	—	—	—	—	—	—	—	—
and Treasurer	2010	—	—	—	—	—	—	—	—

(1) The figures shown in this column represent discretionary bonus amounts awarded to certain Named Executive Officers. In particular, for Mr. Messina this figure, which was recommended by the Human Capital and Compensation Committee and approved by the Board of Directors, was awarded because he demonstrated outstanding leadership in managing through the challenges we faced in 2012, both anticipated and unanticipated. For Mr. Tucker, Mr. Kilroy and Mr. Bradfield these additional amounts acknowledge their respective roles and leadership demonstrated in 2012 and other performance beyond their individual objectives. In addition, for Mr. Tucker, this figure also includes a $350,000 guaranteed 2012 MIP payment pursuant to the terms of his employment offer letter.

(2) The amounts shown in this column reflect the aggregate grant date fair value of equity-based compensation awards to our Named Executive Officers, in the form of common stock or RSUs. See Note 19 "Stock-Based Compensation" in the Notes to Consolidated Financial Statements included in the 2012 Annual Report for more information, including the assumptions used in calculating grant date fair value of equity-based compensation awards.

(3) The amounts shown in this column reflect the aggregate grant date fair value of equity-based compensation awards to our Named Executive Officers in the form of stock options. See Note 19 "Stock-Based Compensation" in the Notes to Consolidated Financial Statements included in the 2012 Annual Report for more information, including the assumptions used in calculating grant date fair value of equity-based compensation awards.

(4) The amounts in this column for 2012 represent awards under the PHH Corporation Management Incentive Plan. See "—Compensation Discussion and Analysis—2012 Executive Compensation Program Design—Variable Annual Cash Compensation Programs" for more information.

(5) The 2012 amounts in this column reflect the change in the actuarial present value of the accumulated benefit under the PHH Corporation Pension Plan. The PHH Corporation Pension Plan has been frozen and the final average compensation and years of service is based on the years of service and compensation earned prior to October 31, 2004. See "Pension Benefits" for additional information regarding the benefits accrued for Mr. Kilroy and Mr. Bradfield see Note 13, "Pension and Other Post Employment Benefits" in the Notes to Consolidated Financial Statements included in the 2012 Annual Report for more information regarding the calculation of our pension costs.

(6) Amounts included in this column for 2012 are set forth in the supplemental "All Other Compensation" table below.

(7) The 2012 amounts in the Salary column reflect the adjustment in salary received upon appointment to President and Chief Executive Officer on January 3, 2012.

(8) Mr. Selitto resigned as our President and Chief Executive Officer and as a member of our Board of Directors effective January 3, 2012. The Salary column reflects salary earned, and excludes any separation related payments which are captured in the All Other Compensation column.

(9) Mr. Crowl became our Executive Vice President and Chief Financial Officer on April 26, 2012.

(10) Mr. Coles served as our Interim Executive Vice President and Chief Financial Officer through April 26, 2012, pursuant to a letter agreement with Alvarez & Marsal North America, LLC ("A&M"). During that period, he remained employed as a Managing Director of A&M. Mr. Coles was compensated pursuant to his arrangements with A&M and Mr. Coles was not separately compensated by us and did not participate in any of our equity compensation plans or employee benefit plans. For a more detailed description of the arrangement with A&M, see Certain Relationships and Related Transactions.

(11) Mr. Tucker became our Executive Vice President Mortgage on May 21, 2012.

(12) Includes awards of stock options and 2011 PSUs that were forfeited by Mr. Kilroy on December 29, 2011 because the vesting condition requiring the execution of a restricted covenant agreement was not met prior to the December 29, 2011 deadline.

(13) On March 13, 2012, Mr. Bradfield's role expanded to Senior Vice President Treasurer and Capital Markets, which resulted in a salary increase of 5.26%. A further salary increase of 10% was made on September 8, 2012 in recognition of his commitment and strong performance in the expanded role.

All Other Compensation

The following table provides additional information about the amounts that appear in the "All Other Compensation" column in the Summary Compensation Table above.

Name	401(k) Matching Contributions[a]	Financial Planning Services[b]	Company Car[c]	Tax Gross-Up[d]	Other	Total
Glen A. Messina	$ 0	$ 0	$17,287	$0	$ 0	$ 17,287
Jerome J. Selitto	$ 1,551	$ 0	$ 0	$0	$811,729[e]	$813,280
Robert B. Crowl	$ 0	$ 0	$15,250	$0	$ 0	$ 15,250
David E. Tucker	$ 0	$ 0	$ 0	$0	$ 50,000[f]	$ 50,000
George J. Kilroy	$10,000	$ 0	$18,546	$0	$ 0	$ 28,546
Richard J. Bradfield	$ 9,767	$11,943	$10,750	$0	$ 425[g]	$ 32,885

(a) Reflects matching contributions made under the PHH Corporation Employee Savings Plan. Following the completion of one year of service, matching contributions are available to all of our employees. PHH will match employee contributions dollar-for-dollar up to the first 4% of eligible compensation.

(b) Reflects the value of financial planning services utilized by certain of our Named Executive Officers.

(c) Reflects the aggregate lease value of company cars. Mr. Selitto purchased his car from PHH at fair market value on August 14, 2012 at a total personal cost of $33,810.

(d) On April 21, 2011 PHH eliminated tax gross-ups for financial planning and car costs.

(e) Reflects the severance payments made to Mr. Selitto pursuant to his severance agreement during 2012 including reimbursement of COBRA expenses, but excluding the value of his company car, the title to which was transferred to him upon his payment of fair market value for the vehicle. See footnote (c) above for further details concerning the value of Mr. Selitto's company car.

(f) Reflect the one time lump sum temporary living stipend in the amount of $50,000 that Mr. Tucker was provided pursuant to his job offer. The stipend could be applied against relocation expenses not considered normal and customary and covered by our relocation policy.

(g) Reflects a $425 Service Award payment received by Mr. Bradfield in conjunction with reaching 20 years of service under the Company's Service Award program. The award payment is consistent with what any employee in the company would have been entitled to for the same service milestone.

GRANTS OF PLAN BASED AWARDS DURING 2012

The following table sets forth the grants of plan-based awards made during 2012:

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All other Stock Awards: Number of Shares or Stock Units	All other Option Awards: Number of securities underlying Options[3]	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Glen A. Messina . . .	2/19/12	—	—	—	67,979	203,937[4]	203,937	—	—	—	931,992
	2/19/12	—	—	—	—	—	—	—	400,000[5]	14.22	2,900,000
	3/30/12	852,000	1,200,000	1,800,000	—	—	—	—	—	—	—
	9/27/12	—	—	—	24,384	73,891	73,891	—	—	—	685,708
	9/27/12	—	—	—	—	—	—	—	145,772	20.30	1,499,994
Jerome J. Selitto . . .	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Robert B. Crowl	4/2/12	194,521	273,973	410,960	—	—	—	—	—	—	—
	6/6/12	—	—	—	—	—	—	1,900[6]	—	—	31,046
	6/6/12	—	—	—	4,079	12,239[7]	12,239	—	—	—	69,273
	6/6/12	—	—	—	—	—	—	—	24,213[8]	16.34	199,999
	9/27/12	—	—	—	4,226	12,807	12,807	—	—	—	118,849
	9/27/12	—	—	—	—	—	—	—	25,267	20.30	259,997
David E. Tucker . . .	5/17/12	286,952	431,507	647,261	—	—	—	—	—	—	—
	6/6/12	—	—	—	25,499	76,499[9]	76,499	—	—	—	432,984
	6/6/12	—	—	—	—	—	—	—	151,331[10]	16.34	1,249,994
	9/7/12	—	—	—	—	—	—	10,000[11]	—	—	184,600
	9/27/12	—	—	—	7,282	22,068	22,068	—	—	—	204,791
	9/27/12	—	—	—	—	—	—	—	43,537	20.30	447,996
George J. Kilroy . . .	3/30/12	387,214	472,500	708,750	—	—	—	—	—	—	—
	9/27/12	—	—	—	5,846	17,718	17,718	—	—	—	164,423
	9/27/12	—	—	—	—	—	—	—	34,955	20.30	359,687
Richard J. Bradfield .	3/30/12	159,750	225,000	337,500	—	—	—	—	—	—	—
	9/27/12	—	—	—	4,157	12,598	12,598	—	—	—	116,909
	9/27/12	—	—	—	—	—	—	—	24,854	20.30	255,748

(1) Amounts represent awards under the PHH Corporation Management Incentive Plan.

(2) Represents awards of performance-based restricted stock units ("2012 PRSUs") under the 2005 Equity and Incentive Plan. Subject to continued employment and certain other conditions, recipients of the 2012 PRSUs—which contains a three year target measurement period (TMP) from the date of original grant—will receive shares, if any, of PHH common stock based on the average closing Fair Market Value of PHH common stock during the final 90 day calendar day period of TMP. The final amount of earned shares, if any, will be settled between the end of the TMP period and December 31, 2015. More specifically, if the average closing Fair Market Value of PHH common stock fails to achieve a $25.00 closing average in the final 90 days of TMP, 0% of the PRSUs granted will be settled and the entire PRSU grant from three years earlier will be forfeited. If the average closing fair market value of PHH common stock is $25.00 or greater but less than $30.00 in the final 90 day period prior to the end of the TMP 33 and 1/3rd % of the PRSUs granted on February 19, 2012 and June 6, 2012 will be settled with the balance of the PRSUs granted three years earlier being forfeited. PRSUs granted on September 27, 2012 will settle at 33% of the original grant size if the average closing fair market value of PHH common stock is $25.00 or higher, but less than $30.00 within the final 90 day period of TMP, with the balance of the PRSUs granted on September 27, 2012 being forfeited. If the average closing fair market value of PHH common stock price is $30.00 or higher in the final 90 calendar day period of TMP, 100% of the PRSUs granted three years earlier will settle. Zero percent of the shares will settle if the average closing fair market value of PHH common stock in the final 90 days of TMP is below $25.00. The Committee may exercise negative discretion to reduce the Achieved Percentage and the amount payable under this Award prior to the earlier of payment of the Award or Change in Control. Such discretion may be exercised based on the Committee's subjective determination (or the Committee's determination based upon a recommendation of the Company's management) of the extent to which the Grantee has achieved such individual goals for the TMP, if any, as the Committee may establish or based on any other factors the Committee deems necessary or appropriate in its sole and absolute discretion. See also Note 19, "Stock-Based Compensation" in the Notes to Consolidated Financial Statements included in the 2011 Annual Report for more information, including the assumptions used in calculating grant date fair value of equity-based compensation awards.

(3) Represents stock options granted under the 2005 Equity and Incentive plan which subject to continued employment and other plan provisions are scheduled to cliff vest three years from their respective date of grant and expire ten years from their respective date of grant.

(4) Represents Restricted Stock Units awarded to Mr. Messina pursuant to his promotional compensation package associated with becoming CEO. The award, subject to continued employment and other plan provisions will vest on February 19, 2015. The final number of units that Mr. Messina will vest on that date depends on PHH's average stock price in the 90 day period leading up to and including February 19, 2015 on the following schedule: if the average stock price is below $25, 0% of the shares will vest, if the average stock price is $25 or higher but below $30, 33 and 1/3rd% of the shares will vest, or if the share price is $30 or higher, 100% of the shares will vest.

(5) Represents stock option award granted to Mr. Messina pursuant to his promotional compensation package associated with becoming CEO.

(6) Represents an award of Restricted Stock Units granted on June 6, 2012, pursuant to Mr. Crowl's offer letter which provides for a matching grant of RSUs for each share of our common stock purchased by Mr. Crowl during the first open trading window following his start date, up to a maximum of 10,000 RSUs. These RSUs are scheduled to vest on June 6, 2013, subject to continued employment.

(7) Represents an award of Restricted Stock Units granted to Mr. Crowl on June 6, 2012 pursuant to terms in his offer letter. The award, subject to continued employment and other plan provisions will vest on June 6, 2015. The final number of units that Mr. Crowl will vest in on that date depends on PHH's average stock price in the 90 day period leading up to and including February 19, 2015,on the follow schedule: if the average stock price is below $25, 0% of the shares will vest; if the average stock price is $25 or higher but below $30, 33 and 1/3rd percent of the shares will vest; or if the share price is $30 or higher, 100% of the shares will vest.

(8) Represents stock options award granted to Mr. Crowl pursuant to his new hire offer letter.

(9) Represents an award of Restricted Stock Units granted on June 6, 2012, pursuant to Mr. Tucker's new hire offer letter. The award, subject to continued employment and other plan provisions will vest on June 6, 2015. The final number of units that Mr. Tucker will vest in on that date depends on PHH's average stock price in the 90 day period leading up to and including February 19, 2015, on the follow schedule: if the average stock price is below $25, 0% of the shares will vest; if the average stock price is $25 or higher but below $30, 33 and 1/3rd percent of the shares will vest; or if the share price is $30 or higher, 100% of the shares will vest.

(10) Represents a stock option award granted to Mr. Tucker pursuant to his new hire offer letter. The award, subject to continued employment and other plan provisions will vest on June 6, 2015.

(11) Represents an award of Restricted Stock Units granted on September 7, 2012, pursuant to Mr. Tucker's new hire offer letter which provides for a matching grant of RSUs for each share of our common stock purchased by Mr. Tucker during the first open trading window following his start date, up to a maximum of 10,000 RSUs. These RSUs are scheduled to vest on September 7, 2013, subject to continued employment.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END 2012

The following table sets forth the outstanding equity awards for each of our Named Executive Officers as of December 31, 2012:

	Option Awards					Stock Awards			
Name	**Number of Securities Underlying Unexercised Options (#) Exercisable**	**Number of Securities Underlying Unexercised Options (#) Unexercisable**	**Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)**	**Option Exercise Price ($)**	**Option Expiration Date**	**Number of Shares or Units of Stock That Have Not Vested (#)**	**Market Value of Shares or Units of Stock That Have Not Vested ($)[1]**	**Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)**	**Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[1]**
Glen A. Messina	61,667	123,333[2]	—	18.53	07/28/2021	—	—	—	—
	—	64,532[3]	—	20.00	11/14/2021	—	—	—	—
	—	400,000[4]	—	14.22	02/19/2022	—	—	—	—
	—	145,772[5]	—	20.30	09/27/2022	—	—	—	—
	—	—	—	—	—	11,333[6]	257,826	—	—
	—	—	—	—	—	—	—	25,312[7]	575,848
	—	—	—	—	—	—	—	67,979[8]	1,546,522
	—	—	—		—	—	—	24,384[9]	554,736
Jerome J. Selitto	25,095[3]	—	—	20.00	01/03/2013	—	—	—	—
	—	—	—	—	—	—	—	9,843[7]	223,928
Robert B. Crowl	—	24,213[10]	—	16.34	06/06/2022	—	—	—	—
	—	25,267[5]	—	20.30	09/27/2022	—	—	—	—
	—	—	—	—	—	1,900[11]	43,225	—	—
	—	—	—	—	—	—	—	4,079[12]	92,797
	—	—	—	—	—	—	—	4,226[9]	96,142
David E. Tucker	—	151,331[13]	—	16.34	06/06/2022	—	—	—	—
	—	43,537[5]	—	20.30	09/27/2022	—	—	—	—
	—	—	—	—	—	10,000[14]	227,500	—	—
	—	—	—	—	—	—	—	25,499[15]	580,102
	—	—	—	—	—	—	—	7,282[9]	165,666
George J. Kilroy	—	34,955[5]	—	20.30	09/27/2022	—	—	—	—
	34,662[16]	—	—	16.55	03/25/2019	—	—	—	—
	23,247[16]	—	—	20.78	03/03/2015	—	—	—	—
	13,874[16]	—	—	24.99	06/28/2015	—	—	—	—
	—	—	—	—	—	—	—	5,846[9]	132,997
Richard J. Bradfield	—	24,854[5]	—	20.30	09/27/2022	—	—	—	—
	6,817[16]	—	—	16.55	03/25/2019	—	—	—	—
	9,846[16]	—	—	20.78	03/03/2015	—	—	—	—
	—	—	—	—	—	6,775[17]	154,131	—	—
	—	—	—	—	—	—	—	4,157[9]	94,572

(1) Calculated using the closing price of PHH common stock on December 31, 2012 ($22.75 per share).

(2) Represents an award of stock options granted on July 28, 2011. On July 28, 2012, 61,667 stock options vested and became exercisable, 61,667 stock options vest and become exercisable on July 28, 2013, and 61,666 stock options vest and become exercisable on July 28, 2014; in each case, subject to Mr. Messina's continued employment.

(3) Represents stock options scheduled to vest on December 31, 2013, subject to continued employment, and for Mr. Selitto, certain other conditions, including the execution of a restrictive covenant agreement. Mr. Selitto's employment terminated on January 3, 2012. Per plan provisions upon termination Mr. Selitto forfeited 75% of the stock option grant and became vested in the remaining 25% which had an expiration date of January 3, 2013.

(4) Represents a stock option award granted to Mr. Messina on February 19, 2012 pursuant to his promotional compensation package associated with becoming CEO. Subject to Mr. Messina's continued employment and plan provisions the stock options vest on February 19, 2015.

(5) Represents stock options granted on September 27, 2012 and scheduled to vest on September 27, 2015 subject to Named Executive Officer's continued employment and plan provisions.

(6) Represents an award of RSUs granted on July 28, 2011. In each case, subject to Mr. Messina's continued employment, 5,667 RSUs vested July 28, 2012, 5,667 RSUs vest July 28, 2013, and 5,666 RSUs vest July 28, 2014. Each RSU represents the right to receive one share of our common stock upon vesting.

(7) Represents the threshold number, equal to 50% of the target number, of shares underlying unvested performance-based restricted stock units ("2011 PRSUs") granted under the 2005 Equity and Incentive Plan on November 14, 2011. Subject to continued employment and certain other conditions, recipients of the 2011 PRSUs will earn shares of our common stock according to the percentage by which we attain or exceed a minimum threshold amount of cumulative Core Earnings (Pre-Tax) during the target measurement period of October 1, 2011, through December 31, 2013. For purposes of the 2011 PRSUs, "Core Earnings (Pre-Tax)" means consolidated pre-tax income after non-controlling interest excluding unrealized changes in fair value of mortgage servicing rights that are based upon projections of expected future cash flows and prepayments as well as realized and unrealized changes in the fair value of derivatives that are intended to offset changes in the fair value of mortgage servicing rights. Achievement of the minimum threshold performance level during the target measurement period will entitle recipients of the 2011 PRSUs to receive the threshold number of shares underlying such 2011 PRSUs, which represents 50% of the target number of shares underlying such 2011 PRSUs. Recipients of the 2011 PRSUs may not earn more than 150% of the target number of shares underlying such 2011 PRSUs. The Human Capital and Compensation Committee may exercise negative discretion to reduce the actual number of shares earned pursuant to the 2011 PRSUs. The 2011 PRSUs will be settled, and shares earned pursuant thereto will be issued, on or after January 1, 2014, and on or before April 30, 2014. See also Note 19, "Stock-Based Compensation" in the Notes to Consolidated Financial Statements included in the 2011 Annual Report for more information, including the assumptions used in calculating grant date fair value of equity-based compensation awards. Mr. Selitto's employment terminated on January 3, 2012. Per plan provisions upon termination Mr. Selitto forfeited 75% of the PRSUs grant and became eligible to be considered for value derived from the remaining shares based on company performance as described in this note.

(8) Represents performance RSUs granted to Mr. Messina on February 19, 2012 pursuant to his promotional compensation package associated with becoming CEO. The award, subject to continued employment and other plan provisions will vest on February 19, 2015. The final number of units that Mr. Messina will receive upon vesting on that date depends on PHH's average stock price in the 90 day period leading up to and including February 19, 2015. If the average stock price is below $25, 0% of the shares will vest. If the average stock price is $25 or higher but below $30, 33 and 1/3rd% of the shares will vest. If the share price is $30 or higher, 100% of the shares will vest.

(9) Represents Performance Restricted Stock Units (PRSUs) granted on September 27, 2012 that will settle on September 26, 2015. The period between September 27, 2012 and September 26, 2015 is known as the measurement period (TMP). The shares will settle at 33% of the original grant if the average closing fair market value of PHH common stock in the final 90 calendar days of TMP is at least $25.00 but below $30.00. If the average closing fair market value of PHH stock is $30.00 or higher in the final 90 day calendar days of TMP, 100% of the PRSUs granted will settle. Zero percent of the shares will settle if the average closing fair market value of PHH common stock in the final 90 days of TMP is below $25.00.

(10) Represents a stock option award granted to Mr. Crowl on June 6, 2012 pursuant to his employment offer letter. Subject to Mr. Crowl's continued employment and plan provisions, the stock options vest on June 6, 2015.

(11) Represents an award of RSUs granted on June 6, 2012 pursuant to Mr. Crowl's employment offer letter which provides for a matching grant of RSUs for each share of our common stock purchased by Mr. Crowl during the first open trading window following his start date, up to a maximum of 10,000 RSUs. These RSUs are scheduled to vest on June 6, 2013, subject to continued employment.

(12) Represents performance RSUs granted on June 6, 2012 to Mr. Crowl pursuant to terms in his employment offer letter. The award, subject to continued employment and other plan provisions, will vest on June 6, 2015. The final number of units that Mr. Crowl will receive upon vesting on that date depends on PHH's average stock price in the 90 day period leading up to and including June 6, 2015. If the average stock price is below $25, 0% of the shares will vest. If the average stock price is $25 or higher but below $30, 33 and 1/3rd% of the shares will vest. If the share price is $30 or higher, 100% of the shares will vest.

(13) Represents a stock option award granted to Mr. Tucker on June 6, 2012 pursuant to his employment offer letter. Subject to Mr. Tucker's continued employment and plan provisions, the stock options vest on June 6, 2015.

(14) Represents an award of RSUs granted on September 7, 2012 pursuant to Mr. Tucker's employment offer letter which provides for a matching grant of RSUs for each share of our common stock purchased by Mr. Tucker during the first open trading window following his start date, up to a maximum of 10,000 RSUs. These RSUs are scheduled to vest on September 7, 2013, subject to continued employment.

(15) Represents performance RSUs granted to Mr. Tucker on June 6, 2012 pursuant to terms in his offer letter. The award, subject to continued employment and other plan provisions, will vest on June 6, 2015. The final number of units that Mr. Tucker will receive upon vesting on that date depends on PHH's average stock price in the 90 day period leading up to and including June 6, 2015. If the average stock price is below $25, 0% of the shares will vest. If the average stock price is $25 or higher but below $30, 33 and 1/3rd% of the shares will vest. If the share price is $30 or higher, 100% of the shares will vest.

(16) These stock options awards are fully exercisable as of December 31, 2012.

(17) Represents remaining portion of performance RSUs that were granted on January 10, 2008. The grant provided for accelerated vesting over each of the first three years based on business performance. To the extent the performance goals were not achieved in each of the three years, the remaining RSUs would vest 50% on January 10, 2012 and 50% on January 10, 2013.

OPTION EXERCISES AND STOCK VESTED DURING 2012

The following table sets forth information for our Named Executive Officers regarding the number and value of shares of our common stock that vested and stock options that were exercised during 2012:

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Glen A. Messina	—	—	15,667	295,462
Jerome J. Selitto[1]	250,000	1,388,844	—	—
Robert B. Crowl	—	—	—	—
David E. Tucker	—	—	—	—
George J. Kilroy	—	—	36,000	490,320
Richard J. Bradfield	—	—	15,416	186,995

(1) Mr. Selitto's separation agreement from PHH provided that he would continue to vest in the stock options granted to him on October 26, 2009, subject to the terms and conditions of the Plan and the award agreement, as if he remained employed by the Company through October 26, 2012. The agreement did not extend the period in which the option could be exercised, therefore requiring the exercise to occur within one year of termination.

PENSION BENEFITS

The following table sets forth information relating to the PHH Corporation Pension Plan, which is a defined benefit plan adopted as of our spin-off in 2005. The PHH Corporation Pension Plan has been frozen for all participants, and no further benefits are accruing under such plans. The only two Named Executive Officers eligible for pension benefits under the PHH Corporation Pension Plan are Mr. Kilroy and Mr. Bradfield. The PHH Corporation Pension Plan assumed all liabilities and obligations owed to participants that were actively employed by us at the time of the spin-off under the predecessor plan of Cendant Corporation (now known as Avis Budget Group, Inc.). Certain of our current and former employees, including Messrs. Messina, Selitto, Crowl, and Tucker, were not participants in the predecessor plan of Cendant Corporation (now known as Avis Budget Group, Inc.) and are not participants in the PHH Corporation Pension Plan.

Name	Plan Name	Number of Years of Credited Service (#)[1]	Present Value of Accumulated Benefit ($)[2]	Payments During Last Fiscal Year ($)
George J. Kilroy	PHH Corporation Pension Plan	28.1	1,105,922	—
Richard J. Bradfield	PHH Corporation Pension Plan	8.0	16,661	—

(1) The number of years of credited service shown in this column is calculated based on the actual years of service through October 31, 2004.

(2) The valuation included in this column have been calculated as of December 31, 2012 assuming the Named Executive Officer will retire at the normal retirement age of 65 and using the interest rate and other assumptions as described in Note 13, "Pension and Other Post Employment Benefits" in the Notes to Consolidated Financial Statements included in the 2012 Annual Report.

NON-QUALIFIED DEFERRED COMPENSATION

We no longer maintain a non-qualified deferred compensation plan. The PHH Corporation Executive Deferred Compensation Plan (the "Deferred Compensation Plan") was established in 1994 for specified executive officers at that time and was frozen to further participation in 1997. On December 16, 2010, the Board, upon the recommendation of the Human Capital and Compensation Committee, terminated the Deferred Compensation Plan. None of the Named Executive Officers were participants in the Deferred Compensation Plan and none of the Named Executive Officers received earnings or distributions under the Deferred Compensation Plan.

POTENTIAL PAYMENTS UPON TERMINATION OF EMPLOYMENT OR CHANGE IN CONTROL

The following table sets forth the estimated payments and benefits payable to the Named Executive Officers that were employed by us on December 31, 2012, pursuant to the terms of any contract, agreement, plan or arrangement that existed as of December 31, 2012, and that provided for payments and benefits following, or in connection with, a termination of the Named Executive Officer's employment, including by voluntary termination with or without good reason, involuntary termination not for cause, involuntary termination for cause, retirement, death, disability, or a change in control with or without a termination of the Named Executive Officer's employment. For purposes of calculating the amounts in the table below, we have assumed that the termination or change in control event took place on December 31, 2012, as required by SEC rules. For purposes of calculating the value on December 31, 2012, of any equity-based awards in accordance with the SEC rules, we used the closing price of our common stock on December 31, 2012, or $22.75 per share. See the discussion that follows the table for additional information regarding these estimated payments and benefits.

POTENTIAL PAYMENTS UPON TERMINATION OF EMPLOYMENT OR CHANGE IN CONTROL

Name and Description of Potential Payments	Voluntary Termination without Good Reason	Involuntary Termination Not for Cause or Voluntary Termination for Good reason	Involuntary Termination for Cause	Change in Control without Termination	Change in Control with Termination	Death	Disability	Retirement
Glen A. Messina								
Severance (base salary)	—	$1,600,000	—	—	$ 1,600,000	—	—	—
Severance (MIP)	—	—	—	$ 1,200,000	$ 1,200,000	$ 1,200,000	$ 1,200,000	—
Acceleration of Stock Awards[(1)]	—	—	—	$ 5,172,868	$ 5,172,868	$ 4,897,393	$ 4,897,393	—
Acceleration of Option Awards	—	$ 44,366	—	$ 4,008,113	$ 4,008,113	$ 4,467,070	$ 4,467,070	—
Retirement Plans	—	—	—	—	—	—	—	—
Outplacement	—	$ 17,000	—	—	$ 17,000	—	—	—
Health Insurance Premiums	—	$ 37,707	—	—	$ 37,707	—	—	—
Total	$ 0	$1,699,073	$ 0	$10,380,982	$12,035,689	$10,564,462	$10,564,462	$ 0
Robert B. Crowl								
Severance (base salary)	—	$ 400,000	—	—	$ 400,000	—	—	—
Severance (MIP)	—	—	—	$ 273,973	$ 273,973	$ 273,973	$ 273,973	—
Acceleration of Stock Awards	—	—	—	$ 321,662	$ 321,662	$ 321,662	$ 321,662	—
Acceleration of Option Awards	—	—	—	$ 160,628	$ 160,628	$ 217,109	$ 217,109	—
Retirement Plans	—	—	—	—	—	—	—	—
Outplacement	—	$ 17,000	—	—	$ 17,000	—	—	—
Health Insurance Premiums	—	$ 17,932	—	—	$ 17,932	—	—	—
Total	$ 0	$ 434,932	$ 0	$ 756,263	$ 1,191,195	$ 812,745	$ 812,745	$ 0
David E. Tucker								
Severance (base salary)	—	$1,120,000	—	—	$ 1,120,000	—	—	—
Severance (MIP)	—	—	—	$ 431,507	$ 431,507	$ 431,507	$ 431,507	—
Acceleration of Stock Awards	—	—	—	$ 1,967,852	$ 1,967,852	$ 1,967,852	$ 1,967,852	—
Acceleration of Option Awards	—	—	—	$ 979,375	$ 979,375	$ 1,076,697	$ 1,076,697	—
Retirement Plans	—	—	—	—	—	—	—	—
Outplacement	—	$ 17,000	—	—	$ 17,000	—	—	—
Health Insurance Premiums	—	$ 33,762	—	—	$ 33,762	—	—	—
Total	$ 0	$1,170,762	$ 0	$ 3,378,734	$ 4,549,496	$ 3,476,057	$ 3,476,057	$ 0
George J. Kilroy								
Severance (base salary)	—	$ 959,175	—	—	$ 959,175	—	—	—
Severance (MIP)	—	—	—	$ 472,500	$ 472,500	$ 472,500	$ 472,500	—
Acceleration of Stock Awards	—	—	—	—	—	—	—	—
Acceleration of Option Awards	—	—	—	$ 7,501	$ 7,501	$ 85,640	$ 85,640	$ 7,501
Retirement Plans	—	—	—	—	—	—	—	$1,105,922
Outplacement	—	$ 17,000	—	—	$ 17,000	—	—	—
Health Insurance Premiums	—	$ 21,852	—	—	$ 21,852	—	—	—
Total	$ 0	$ 998,027	$ 0	$ 480,001	$ 1,478,029	$ 558,140	$ 558,140	$1,113,423
Richard J. Bradfield								
Severance (base salary)	—	$ 330,000	—	—	$ 330,000	—	—	—
Severance (MIP)	—	—	—	$ 225,000	$ 225,000	$ 225,000	$ 225,000	—
Acceleration of Stock Awards	—	—	—	$ 462,394	$ 462,394	$ 462,394	$ 462,394	—
Acceleration of Option Awards	—	—	—	$ 5,334	$ 5,334	$ 60,892	$ 60,892	—
Retirement Plans	—	—	—	—	—	—	—	$ 16,661
Outplacement	—	$ 17,000	—	—	$ 17,000	—	—	—
Health Insurance Premiums	—	$ 16,950	—	—	$ 16,950	—	—	—
Total	$ 0	$ 363,950	$ 0	$ 692,727	$ 1,056,677	$ 748,286	$ 748,286	$ 16,661

(1) Pursuant to the 11/14/2011 RSU award: If the executive is terminated by the company without cause or due to death or disability, after the three year performance period is completed the executive has the opportunity to vest in 25% of the award depending on performance against the goals. If the executive terminates due to a change in control, the award will immediately vest in a portion of 25% of target shares. This portion is calculated as the percentage of Core Earnings (pre-tax) earned from the beginning of the performance period through 12/31/2013 compared to threshold Core Earnings (pre-tax) performance required.

The amounts shown in the table above include estimates of what would be paid to the applicable Named Executive Officers upon the occurrence of the specified event. The actual amounts to be paid to the applicable Named Executive Officers can only be determined at the time of such event. We have included payments related to the PHH Corporation Pension Plan in the table since this is a frozen plan and is not available to all of our current employees. We have not included payments related to the PHH Corporation Pension Plan in the specified events other than the "Retirement" column, as these payments are not triggered by termination, death or disability of the applicable Named Executive Officer or a change in control. These amounts would be payable to the applicable Named Executive Officer at some time after the specified event once the minimum retirement age and other PHH Corporation Pension Plan requirements were met. In addition, the table does not include payments of life or disability insurance payable upon the death or disability of the Named Executive Officers, as these benefits are available to all employees on the same basis.

Potential Payments and Benefits

Severance. We provide post-termination payments of salary or severance to our Named Executive Officers under the Tier I Severance Program in the event of a reduction in our workforce, the elimination or discontinuation of their position, or if employment is terminated by Company without cause. Severance benefits under the Tier I Plan include salary continuation for either one or two years which runs concurrent with the duration of the non-compete and non-solicitation provisions contained in restrictive covenant agreements executed as a condition of participation in the long term incentive program; outplacement assistance services not to exceed $17,000 to be used within 24 months of the separation from employment; and reimbursement for the cost of COBRA coverage during the duration of the restricted covenants.

We entered into a separation agreement with Mr. Selitto following his termination without cause on January 3, 2012. In exchange for a general release of claims and a non-compete period of 24 months, beginning on the date of his termination, Mr. Selitto received the following severance benefits: (a) 12 months of salary continuation at $840,000; (b) Reimbursement of COBRA payment premiums from date of separation until the earlier of the date he eligible for coverage under a new group health plan or January 31, 2013. We reimbursed Mr. Selitto for $15,873 of COBRA benefits; (c) The opportunity to continue to vest in nonqualified stock options provided on October 26, 2009 as if Mr. Selitto remained employed through October 26, 2012; and (d) Transfer of title to his company provided car. Mr. Selitto purchased his vehicle at fair market value of $33,810.

Also, pursuant to the November 11, 2011 Performance Restricted Stock Unit award, after the three-year performance period is completed, Mr. Selitto has the opportunity to vest in 25% of the award depending on the performance against the goals. Pursuant to the November 11, 2011 Stock Option award, Mr. Selitto received accelerated vesting for 25% of the stock option award. The November 2011 grants are subject to non-competition and other restrictive covenant provisions.

Accelerated Vesting of Stock Awards. All of the stock awards made to our Named Executive Officers have been granted under the 2005 Equity and Incentive Plan and are subject to the vesting and other terms set forth in award agreements and the 2005 Equity and Incentive Plan. Pursuant to the terms of the 2005 Equity and Incentive Plan and unless provided otherwise in the applicable award agreements, in the event of a Change in Control (defined below), any stock option award carrying a right to exercise that was not previously vested and exercisable becomes fully vested and exercisable, and any restrictions, deferral limitations, payment conditions and forfeiture conditions for RSU and other equity-based awards lapse and such equity-based awards are deemed fully vested. In addition, any performance conditions imposed with respect to such equity-based awards are deemed to be fully achieved. The terms of the PRSU awards that were made as part of the September 2012 LTIP Grants contain specific accelerated vesting triggers that supersede the terms of the 2005 Equity and Incentive Plan and expressly provide that any Change in Control or termination of employment without cause prior to January 1, 2013, will result in the vesting of none of the PRSU awards that were made as part of the September 2012 LTIP Grants. In the case of a Change in Control, a prorated portion of the September 2012 Stock Options will vest based on the number of days from the grant date through the Change in Control date. The acquiring company also has the ability to replace the Stock Option awards with awards of the acquiring company. None of the September 2012 Stock Option awards will vest in the event of a termination of employment without cause that occurs prior to January 1, 2013.

Pursuant to the terms of the 2005 Equity and Incentive Plan, a Change in Control is deemed to have occurred if:

- any person, as such term is used in Sections 13(d) and 14(d) of the Exchange Act (other than (i) us, (ii) any trustee or other fiduciary holding securities under one of our employee benefit plans and (iii) any corporation owned, directly or indirectly, by our stockholders in substantially the same proportions as their ownership of our common stock), is or becomes the beneficial owner (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of our common stock representing 30% or more of the combined voting power of our then outstanding voting securities (excluding any person who becomes such a beneficial owner in connection with a transaction immediately following which the individuals who comprise our Board immediately prior thereto constitute at least a majority of the Board of the entity surviving such transaction or, if we or the entity surviving the transaction is then a subsidiary, the ultimate parent thereof);
- the following individuals cease for any reason to constitute a majority of the number of directors then serving: individuals who constitute the Board and any new director (other than a director whose initial assumption of office is in connection with an actual or threatened election contest, including but not limited to a consent solicitation, relating to the election of directors) whose appointment or election by the Board or nomination for election by our stockholders was approved or recommended by a vote of at least two-thirds (⅔) of the directors then still in office who either were directors or whose appointment, election or nomination for election was previously so approved or recommended;
- there is consummated a merger or consolidation of us or any of our direct or indirect subsidiaries with any other corporation, other than a merger or consolidation immediately following which the individuals who comprise our Board immediately prior thereto constitute at least a majority of the Board of the entity surviving such merger or consolidation or, if we or the entity surviving such merger is then a subsidiary, the ultimate parent thereof; or
- our stockholders approve a plan of complete liquidation or there is consummated an agreement for the sale or disposition by us of all or substantially all of our assets (or any transaction having a similar effect), other than a sale or disposition by us of all or substantially all of our assets to an entity, immediately following which the individuals who comprise our Board immediately prior thereto constitute at least a majority of the Board of the entity to which such assets are sold or disposed of or, if such entity is a subsidiary, the ultimate parent thereof.

The amounts in the table are calculated using the closing price of our common stock on December 31, 2012, and the number of stock options and RSUs used to calculate the amounts in the table are those unexercisable stock options and unvested RSUs that would become exercisable and vested as a result of the Change in Control event pursuant to SEC rules.

Accelerated Payout of 2012 MIPs. As discussed above with regard to equity-based awards, in the event of a Change in Control, the performance conditions imposed with respect to awards under the PHH Corporation Management Incentive Plan are deemed to be fully achieved and the target payout amount under each Named Executive Officer's respective MIP award will be deemed to be earned and payable to the each such Named Executive Officer. In the event of the death of a Named Executive Officer, the performance conditions under the MIP are deemed to be fully achieved and the target payout amount, prorated according to the extent of time that the Named Executive Officer participated in the MIP during the performance period, is deemed earned and payable to such Named Executive Officer's estate. See "—Compensation Discussion and Analysis—Executive Compensation Program—Variable Annual Cash Compensation Programs" and the "—Grants of Plan-Based Awards During 2012" table above for information regarding the MIP.

Retirement Plans. Mr. Kilroy and Mr. Bradfield are participants in the PHH Corporation Pension Plan. This plan was available to all employees prior to 1999 on a non-discriminatory basis. Participants in the PHH Corporation Pension Plan are entitled to payments in the form of an annuity upon attaining retirement age. The amounts reflected in the table above are based on the estimated present value on December 31, 2012 of the payouts for Mr. Kilroy and Mr. Bradfield. See the "—Pension Benefits" table above for more information.

EQUITY COMPENSATION PLAN INFORMATION

The table below presents information as of December 31, 2012:

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by security holders[1]	2,807,582	$18.16	3,694,625
Equity compensation plans not approved by security holders . .	—	—	—
Total	2,807,582[2]	$18.16[3]	3,694,625

(1) Equity compensation plans approved by security holders include the PHH Corporation Amended and Restated 2005 Equity and Incentive Plan that was approved by our stockholders on June 10, 2009. See also, Note 19, "Stock-Based Compensation" in the Notes to the Consolidated Financial Statements included in the 2012 Annual Report for more information.

(2) Includes 988,844 restricted stock units and 1,818,738 stock options.

(3) Because there is no exercise price associated with restricted stock units, restricted stock units described in Footnote 2 above are not included in the weighted-average exercise price calculation.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of our outstanding common stock by those persons who are known to us to be beneficial owners of 5% or more of our common stock, by each of our current directors and director nominees, by each of the Named Executive Officers that were employed by us as of April 24, 2013, and by our current directors, director nominees and Executive Officers employed by us as of April 24, 2013, as a group. As of March 25, 2013, there were 57,060,403 shares of our common stock issued and outstanding. See also "Director Compensation" above for additional information concerning the holdings of vested RSUs by each of our non-employee directors.

Name and Address	Number of Shares Beneficially Owned[1]	Percent of Class
Principal Stockholders:		
Matthew Sirovich[2] c/o Scopia Fund Management, LLC 152 West 57th Street, 33rd Floor New York, NY 10019	5,755,048	9.8%
Dimensional Fund Advisors LP[3] Palisades West, Building One 6300 Bee Cave Road Austin, TX 78746	4,777,459	8.4%
Hotchkis and Wiley Capital Management, LLC[4] 725 South Figueroa Street, 39th Floor Los Angeles, CA 90017	3,351,500	5.9%
Wellington Management Company, LLP[5] 280 Congress Street Boston, MA 02210	3,349,534	5.9%
Pine River Capital Management L.P. and Brian Taylor[6] 601 Carlson Parkway, Suite 330 Minnetonka, MN 55305	3,128,056	5.5%
BlackRock, Inc.[7] 40 East 52nd St. New York, NY 10022	3,075,033	5.4%
The Vangard Group[8] 100 Vangard Blvd Malvern, PA	2,974,171	5.2%
Directors and Current Named Executive Officers:		
Glen A. Messina[9]	82,093	*
Robert B. Crowl[10]	3,800	*
Richard J. Bradfield[11]	36,251	*
George J. Kilroy[12]	82,260	*
David E. Tucker[13]	10,000	*
Jon A. Boscia[14][23]	10,000	*
Jane D. Carlin[15][23]	—	—
James O. Egan[16][23]	7,000	*
Thomas P. Gibbons[17][23]	—	—
Allan Z. Loren[18][23]	5,000	*
Gregory J. Parseghian[19][23]	25,000	*
Charles P. Pizzi[20][23]	—	—
Deborah M. Reif[21][23]	3,000	*
Carroll R. Wetzel, Jr.[22][23]	4,000	*
All Directors and Current Executive Officers as a Group (17 persons):	347,923	*

* Represents less than one percent.

(1) Based upon information furnished to us by the respective stockholders or contained in filings made with the SEC. For purposes of this table, if a person has or shares voting or investment power with respect to any of our common stock, then such common stock is considered beneficially owned by that person under the SEC rules. Shares of our common stock beneficially owned by our executive officers and non-employee directors include direct and indirect ownership of shares issued and outstanding, and shares as to which any such person has a right to acquire within 60 days of March 25, 2013. Unless otherwise indicated in the table, the address of all listed stockholders is c/o PHH Corporation, 3000 Leadenhall Road, Mt. Laurel, New Jersey, 08054.

(2) Based solely on a Schedule 13G filed with the SEC on January 11, 2013, Matthew Sirovich, individually and as a Managing Member of Scopia Capital LLC ("Scopia Capital") and Scopia Fund Management LLC ("Scopia Management") and Executive Vice President of Scopia Management, and certain of his affiliates, including Scopia Capital and Scopia Management, reported aggregate beneficial ownership of 5,755,048 shares of our common stock representing approximately 9.8% of our common stock outstanding as of March 25, 2013, calculated in accordance with Item 403 of Regulation S-K and Rule 13d-3(d)(1) under the Exchange Act. Mr. Sirovich reported that he possessed sole voting and sole dispositive power over 30,000 shares. Mr. Sirovich also reported that he possessed shared voting power and shared dispositive power over 5,725,048 shares, including shares issuable upon conversion of certain convertible notes.

(3) Based solely on a Schedule 13G/A filed with the SEC on February 11, 2013, Dimensional Fund Advisors LP and certain of its affiliates ("DFA") reported aggregate beneficial ownership of 4,777,459 shares of our common stock representing approximately 8.4% of our common stock outstanding as of March 25, 2013, calculated in accordance with Item 403 of Regulation S-K and Rule 13d-3(d)(1) under the Exchange Act. DFA reported that it possessed sole voting power over 4,708,493 shares and sole dispositive power over 4,777,459 shares. DFA also reported that it did not possess shared voting or shared dispositive power over any shares beneficially owned.

(4) Based solely on a Schedule 13G/A filed with the SEC on February 14, 2013, Hotchkis and Wiley Capital Management, LLC ("Hotchkis") reported aggregate beneficial ownership of 3,351,500 shares of our common stock representing approximately 5.9% of our common stock outstanding as of March 25, 2013, calculated in accordance with Item 403 of Regulation S-K and Rule 13d-3(d)(1) under the Exchange Act. Hotchkis reported that it possessed sole voting power over 2,884,400 shares and sole dispositive power over 3,351,500 shares. Hotchkis also reported that it did not possess shared voting or shared dispositive power over any shares beneficially owned.

(5) Based solely on a Schedule 13G/A filed with the SEC on February 14, 2013, Wellington Management Company, LLP ("Wellington") reported aggregate beneficial ownership of 3,349,534 shares of our common stock representing approximately 5.9% of our common stock outstanding as of March 25, 2013, calculated in accordance with Item 403 of Regulation S-K and Rule 13d-3(d)(1) under the Exchange Act. Wellington reported that it possessed shared voting power over 2,899,763 shares and shared dispositive power over 3,349,534 shares. Wellington also reported that it did not possess sole voting or sole dispositive power over any shares beneficially owned.

(6) Based solely on a Schedule 13G filed with the SEC on February 8, 2013, Pine River Capital Management L.P. and Brian Taylor (collectively, "Pine River") reported aggregate beneficial ownership of 3,128,056 shares of our common stock representing approximately 5.5% of our common stock outstanding as of March 25 , 2013, calculated in accordance with Item 403 of Regulation S-K and Rule 13d-3(d)(1) under the Exchange Act. Pine River reported that it possessed shared voting power over 3,128,056 shares and shared dispositive power over 3,128,056 shares. Pine River also reported that it did not possess sole voting or sole dispositive power over any shares beneficially owned.

(7) Based solely on a Schedule 13G/A filed with the SEC on February 11, 2013, BlackRock, Inc. and certain of its affiliates ("BlackRock") reported aggregate beneficial ownership of 3,075,033 shares of our common stock representing approximately 5.4% of our common stock outstanding as of March 25, 2013, calculated in accordance with Item 403 of Regulation S-K and Rule 13d-3(d)(1) under the Exchange Act. BlackRock reported that it possessed sole voting power over 3,075,033 shares and sole dispositive power over 3,075,033 shares. BlackRock also reported that it did not possess shared voting or shared dispositive power over any shares beneficially owned.

(8) Based solely on a Schedule 13G/A filed with the SEC on February 13, 2013, The Vangard Group reported aggregate beneficial ownership of 2,974,171 shares of our common stock representing approximately 5.2% of our common stock outstanding as of March 25 , 2013, calculated in accordance with Item 403 of Regulation S-K and Rule 13d-3(d)(1) under the Exchange Act. The Vangard Group reported that it possessed sole voting power over 89,581 shares and sole dispositive power over 2,887,390 shares. The Vangard Group also reported that it possessed shared dispositive power over 86,781 shares and did not possess shared voting over any shares beneficially owned.

(9) Represents 20,426 shares of our common stock held directly by Mr. Messina and 61,667 shares of our common stock underlying stock options that are currently exercisable or that become exercisable within sixty days of April 24, 2013.

(10) Represents 1,900 shares of our common stock held directly by Mr. Crowl and 0 shares of our common stock underlying stock options that are currently exercisable or that become exercisable within sixty days of April 24, 2013 and 1,900 shares of our common stock underlying RSUs that become fully vested within sixty days of April 24, 2013.

(11) Represents 12,813 shares of our common stock held directly by Mr. Bradfield, 16,663 shares of our common stock underlying stock options that are currently exercisable or that become exercisable within sixty days of April 24, 2013 and 6,775 shares of our common stock underlying RSUs that become fully vested within sixty days of April 24, 2013.

(12) Represents 10,477 shares of our common stock held directly by Mr. Kilroy and 71,783 shares of our common stock underlying stock options that are currently exercisable or that become exercisable within sixty days of April 24, 2013.

(13) Represents 10,000 shares of our common stock held directly by Mr. Tucker and 0 shares of our common stock underlying stock options that are currently exercisable or that become exercisable within sixty days of April 24, 2013.

(14) Represents 10,000 shares of our common stock held directly by Mr. Boscia. Excludes 3,292 shares of our common stock underlying fully vested RSUs held as of April 24, 2013. See Footnote 23 below for further information.

(15) Represents 0 shares of our common stock held by Ms. Carlin. Excludes 3,311 shares of our common stock underlying fully vested RSUs held as of April 24, 2013. See Footnote 23 below for further information.

(16) Represents 7,000 shares of our common stock held directly by Mr. Egan. Excludes 38,425 shares of our common stock underlying fully vested RSUs held as of April 24, 2013. See Footnote 23 below for further information.

(17) Represents 0 shares of our common stock held directly by Mr. Gibbons. Excludes 15,081 shares of our common stock underlying fully vested RSUs held as of April 24, 2013. See Footnote 23 below for further information.

(18) Represents 5,000 shares of our common stock held directly by Mr. Loren. Excludes 29,470 shares of our common stock underlying fully vested RSUs held as of April 24, 2013. See Footnote 23 below for further information.

(19) Represents 25,000 shares of our common stock held indirectly by Mr. Parseghian. Excludes 30,710 shares of our common stock underlying fully vested RSUs held as of April 24, 2013. See Footnote 23 below for further information.

(20) Represents 0 shares of our common stock held directly by Mr. Pizzi. Excludes 8,783 shares of our common stock underlying fully vested RSUs held as of April 24, 2013. See Footnote 23 below for further information.

(21) Represents 3,000 shares of our common stock held directly by Ms. Reif. Excludes 26,549 shares of our common stock underlying fully vested RSUs held as of April 24, 2013. See Footnote 23 below for further information.

(22) Represents 4,000 shares of our common stock held directly by Mr. Wetzel. Excludes 26,840 shares of our common stock underlying fully vested RSUs held as of April 24, 2013. See Footnote 23 below for further information.

(23) Each non-employee director has been granted Director RSUs that are immediately vested upon grant and that are settled in shares of our common stock one year after the director is no longer a member of the Board. Each Director RSU represents the right to receive one share of our common stock upon settlement of such Director RSU. Director RSUs may not be sold or otherwise transferred for value, and directors have no right to acquire the shares underlying Director RSUs, prior to the date that is one year after termination of service on the Board. As a result, the shares underlying Director RSUs have been omitted from the above table. As of April 24, 2013, Messrs. Boscia, Egan, Gibbons, Loren, Parseghian, Pizzi and Wetzel and Ms. Carlin and Ms. Reif held 3,292; 38,425; 15,081; 29,470; 30,710; 8,783 and 26,840 and 3,311 and 26,549 Director RSUs, respectively.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our executive officers and directors, and any persons that beneficially own more than ten percent of a registered class of our equity securities, to file reports of ownership and changes in ownership on Forms 3, 4 and 5 with the SEC and the NYSE. To our knowledge, based solely upon our review of Forms 3 and 4 that have been filed with the SEC and written representations from our executive officers and directors that no Form 5s were required, we believe that, except for a single Form 3 for David Tucker that was inadvertently filed late, all of our executive officers, directors and greater than ten percent beneficial owners complied with all Section 16(a) filing requirements applicable to them with respect to transactions during 2012.

STOCKHOLDER PROPOSALS FOR 2014 ANNUAL MEETING OF STOCKHOLDERS

We provide stockholders with the opportunity, under certain circumstances and consistent with our amended and restated by-laws and the rules of the SEC, to participate in the governance of the Company by submitting proposals and director nominations for consideration at our annual meeting of stockholders. Proposals from stockholders are given careful consideration by us in accordance with Rule 14a-8 promulgated under the Exchange Act ("Rule 14a-8"). For a proposal to be included in our proxy statement and proxy card for our 2014 Annual Meeting of Stockholders, such proposal must comply with Rule 14a-8 and must be received by us in writing no later than December 31, 2013. Additionally, if our 2013 Annual Meeting of Stockholders is held on June 12, 2013, as expected, any stockholder proposal or director nomination for our 2014 Annual Meeting of Stockholders that is not intended for inclusion in our proxy statement and proxy card in respect of such meeting will be considered "untimely" if it is received by us prior to the close of business on February 12, 2014 or after the close of business on March 14, 2014. An untimely proposal may not be brought before or considered at our 2014 Annual Meeting of Stockholders. Any stockholder proposal or director nomination submitted must also be made in compliance with our amended and restated by-laws. For more information regarding our by-law procedures for director nominations, please refer to "Corporate Governance—Nomination Process and Qualifications for Director Nominees."

All stockholder proposals and director nominations must be addressed to the attention of our Secretary at PHH Corporation, 3000 Leadenhall Road, Mount Laurel, New Jersey 08054. The chairman of our annual meeting of stockholders may refuse to acknowledge the introduction of any stockholder proposal or director nomination not made in compliance with the foregoing procedures.

HOUSEHOLDING INFORMATION

Stockholders that share the same address may not receive separate copies of proxy materials, unless we have received contrary instructions from such stockholders. This practice is known as "householding" and is intended to reduce the printing and postage costs associated with mailing duplicative sets of proxy materials to stockholders sharing the same address. If you are receiving multiple sets of our proxy materials and wish to receive only one set in the future, or if you are currently only receiving one set of our proxy materials and wish to receive separate sets of proxy materials for you and the other stockholders sharing your address, please notify us or your bank, broker or other nominee by indicating your preference on the enclosed proxy card. We will deliver an additional copy of our proxy materials to you, without charge, upon written request sent to Investor Relations at PHH Corporation, 3000 Leadenhall Road, Mount Laurel, New Jersey 08054. Our proxy materials are also available on our website at http://www.phh.com.

OTHER BUSINESS

As of April 30, 2013, our Board is not aware of any other business to come before the meeting. However, if any additional matters are presented at the meeting, it is the intention of the persons named in the accompanying proxy to vote in accordance with their judgment on those matters.

By Order of the Board of Directors



William F. Brown
Senior Vice President, General Counsel and Secretary

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Proxy Statement

APPENDIX A

PHH CORPORATION

ARTICLES OF AMENDMENT

PHH Corporation, a Maryland corporation (the "Corporation"), hereby certifies to the State Department of Assessments and Taxation of Maryland that:

FIRST: The charter of the Corporation (the "Charter") is hereby amended by deleting paragraphs (e) and (f) of Article SEVENTH in their entirety.

SECOND: The amendment to the Charter as set forth above has been duly advised by the Board of Directors and approved by the stockholders of the Corporation as required by law.

THIRD: The undersigned officer acknowledges these Articles of Amendment to be the corporate act of the Corporation and, as to all matters of facts required to be verified under oath, the undersigned officer acknowledges that, to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.

REMAINDER OF PAGE INTENTIONALLY LEFT BLANK

IN WITNESS WHEREOF, the Corporation has caused these Articles of Amendment to be signed in its name and on its behalf by its ________________ and attested to by it's ________________ on this ___ day of _______, 2013.

ATTEST:	PHH CORPORATION
	By: ________________________________
________________________________	
Name: ________________________________	Name: ________________________________
Title: ________________________________	Title: ________________________________

APPENDIX B

NOTE REGARDING NON-GAAP FINANCIAL MEASURES

Core Earnings (Pre-Tax), Core Earnings (Pre-Tax) Per Diluted Share, Adjusted Cash Flow, and Pre-tax Core ROE are financial measures that are not in accordance with U.S. generally accepted accounting principles ("GAAP"). See "Non-GAAP Reconciliations" below for a reconciliation of these measures to the most directly comparable GAAP financial measures as required by Item 10(e) of Regulation S-K.

We believe that these Non-GAAP financial measures can be useful to investors because it provides a means by which investors can evaluate our underlying key drivers and operating performance of the business, exclusive of certain adjustments and activities that investors may consider to be unrelated to the underlying economic performance of our business for a given period.

We also believe that any meaningful analysis of our financial performance by investors requires an understanding of the factors that drive our underlying operating performance which can be obscured by significant unrealized changes in value of our mortgage servicing rights, as well as any gain or loss on derivatives that are intended to offset market-related fair value adjustments on our mortgage servicing rights, in a given period that are included in Income (loss) before income taxes and Net income (loss) attributable to PHH Corporation, Diluted earnings (loss) per share attributable to PHH Corporation and Return on Equity as computed in accordance with GAAP or, in the case of Return on Equity, computed utilizing amounts that are computed in accordance with GAAP.

Core Earnings (Pre-Tax), Core Earnings (Pre-Tax) Per Diluted Share and Pre-tax Core ROE

Core Earnings (Pre-Tax), Core Earnings (Pre-Tax) Per Diluted Share and Pre-tax Core ROE involve differences from Income (loss) before income taxes, Net income (loss) attributable to PHH Corporation, Diluted earnings (loss) per share attributable to PHH Corporation and Return on Equity as computed in accordance with GAAP or, in the case of Return on Equity, computed utilizing amounts that are computed in accordance with GAAP. These Non-GAAP measures should be considered as supplementary to, and not as a substitute for, Income (loss) before income taxes, Net income (loss) attributable to PHH Corporation, Diluted earnings (loss) per share attributable to PHH Corporation and Return on Equity computed in accordance with GAAP or, in the case of Return on Equity, computed utilizing amounts that are computed in accordance with GAAP, as a measure of our financial performance.

Core Earnings (Pre-Tax), Core Earnings (Pre-Tax) Per Diluted Share and Pre-tax Core ROE, as presented on a consolidated and segment basis, measures our financial performance excluding unrealized changes in fair value of our mortgage servicing rights that are based upon projections of expected future cash flows and prepayments. The changes in fair value of mortgage servicing rights are highly sensitive to changes in interest rates and are dependent upon the level of current and projected interest rates at the end of each reporting period. Core Earnings (Pre-Tax) Per Diluted Share measures our Core Earnings (Pre-Tax) performance based on fully diluted shares outstanding and Pre-tax Core ROE measures our Core Earnings (Pre-Tax) performance based on our Adjusted Average Book Equity.

Value lost from actual prepayments and recurring cash flows are recorded when actual cash payments or prepayments of the underlying loans are received, and are included in Core Earnings (Pre-Tax), Core Earnings (Pre-Tax) Per Diluted Share and Pre-tax Core ROE based on the current fair value of the mortgage servicing rights at the time the payments are received.

The presentation of Core Earnings (Pre-Tax), Core Earnings (Pre-Tax) Per Diluted Share and Pre-tax Core ROE are designed to more closely align the timing of recognizing the actual value lost from prepayments in our mortgage servicing segment with the associated value created through new originations in our mortgage production segment. We believe that we will likely replenish most, if not all, realized value lost from changes in value from actual prepayments through new loan originations and we actively manage and monitor economic replenishment rates to measure our ability to continue to do so. Therefore, we do not believe the unrealized change in value of our mortgage servicing rights is representative of the economic change in value of our business as a whole.

Core Earnings (Pre-Tax) is used in managing our mortgage business. We have also designed certain management incentives based upon the achievement of Core Earnings (Pre-Tax), Core Earnings (Pre-Tax) Per Diluted Share and Pre-tax Core ROE targets, subject to potential adjustments that may be made at the discretion of the Human Capital and Compensation Committee. The calculation of Pre-tax Core ROE is based on Adjusted Average Book Equity, which differs from Total PHH Corporation stockholder's equity. Adjusted Average Book Equity measures Total PHH Corporation stockholders' equity, adjusted for the equity impact of unrealized changes in the fair value of mortgage servicing rights that are based upon projections of expected future cash flows and prepayments and realized and unrealized changes in the fair value of derivatives that are intended to offset changes in the fair value of mortgage servicing rights that are recorded during the period.

Limitations on the use of Core Earnings (Pre-Tax), Core Earnings (Pre-Tax) Per Diluted Share and Pre-tax Core ROE

Since Core Earnings (Pre-Tax), Core Earnings (Pre-Tax) Per Diluted Share and Pre-tax Core ROE measure our financial performance excluding unrealized changes in value of mortgage servicing rights, these measures may not appropriately reflect the rate of value lost on subsequent actual payments or prepayments over time. As such, Core Earnings (Pre-Tax), Core Earnings (Pre-Tax) Per Diluted Share and Pre-tax Core ROE may tend to overstate operating results in a declining interest rate environment and understate operating results in a rising interest rate environment, absent the effect of any offsetting gains or losses on derivatives that are intended to offset changes in fair value on our mortgage servicing rights.

Adjusted Cash Flow

Adjusted Cash Flow involves differences from Net increase (decrease) in cash and cash equivalents computed in accordance with GAAP. Adjusted cash flow should be considered as supplementary to, and not as a substitute for, Net increase (decrease) in cash and cash equivalents computed in accordance with GAAP as a measure of the Company's net increase or decrease in cash and cash equivalents.

Adjusted Cash Flow, as presented on a consolidated and segment basis, measures the Company's Net increase (decrease) in cash and cash equivalents for a given period excluding changes resulting from the issuance of equity, the purchase of derivative securities related to the Company's stock or the issuance or repayment of unsecured or other debt by PHH Corporation. The Company believes that Adjusted Cash Flow is a useful measure for investors because the Company's ability to repay future unsecured debt maturities or return capital to equity holders is highly dependent on a demonstrated ability to generate cash. Accordingly, the Company believes that Adjusted Cash Flow may assist investors in determining the amount of cash and cash equivalents generated from business activities during a period that is available to repay unsecured debt or distribute to holders of the Company's equity.

Adjusted Cash Flow can be generated through a combination of earnings, more efficient utilization of asset-backed funding facilities, or an improved working capital position. Adjusted Cash Flow can vary significantly between periods based upon a variety of potential factors including timing related to cash collateral postings, mortgage origination volumes and margins, fleet vehicle purchases, sales, and related securitizations, etc.

Limitations on the use of Adjusted Cash Flow

Adjusted Cash Flow is not a substitute for the Net increase (decrease) in cash and cash equivalents for a period and is not intended to provide the Company's total sources and uses of cash or measure its change in liquidity. As such, it is important that investors review the Company's consolidated statement of cash flows for a more detailed understanding of the drivers of net cash provided by (used in) operating activities, investing activities, and financing activities.

Adjusted Cash Flow metrics are used in managing the Company's mortgage and fleet businesses. The Company has also designed certain management incentives based upon the achievement of Adjusted Cash Flow targets, subject to potential adjustments that may be made at the discretion of the Human Capital and Compensation Committee of the Company's Board of Directors.

PHH CORPORATION AND SUBSIDIARIES

See "Note Regarding Non-GAAP Financial Measures" above in this Appendix B for a description of the uses and limitations of these Non-GAAP Financial Measures.

Regulation G Reconciliation

(in millions, except per share amounts)	Year Ended and As of December 31, 2012			
		By segment[5]		
	Total PHH Corporation	Combined Mortgage Services	Fleet Segment	Other[6]
Net income attributable to PHH Corporation—as reported	$ 34			
Plus: Income tax benefit	(6)			
Segment profit (loss)	28	$ (46)	$ 87	$ (13)
Market-related fair value adjustments[1]	223	223	—	—
Net derivative loss related to MSRs	5	5	—	—
Core earnings (pre-tax)	**$ 256**	**$ 182**	**$ 87**	**$ (13)**
Diluted earnings per share attributable to PHH Corporation (after tax)—as reported[3]	$ 0.56			
Plus: Income tax benefit	(0.10)			
Segment profit (loss)	0.46	$(0.73)	$ 1.41	$(0.22)
Market-related fair value adjustments	3.62	3.62	—	—
Net derivative loss related to MSRs	0.07	0.07	—	—
Core earnings (pre-tax) per diluted share[3]	**$ 4.15**	**$ 2.96**	**$ 1.41**	**$(0.22)**
Net increase in Cash and cash equivalents—as reported	$ 415			
Adjustments:				
Decrease in unsecured borrowings	153			
Issuances of common stock	(5)			
Adjusted cash flow	**$ 563**	**$ 249**	**$ 341**	**$ (27)**
Total PHH Corporation stockholders' equity—as reported	$1,526	$ 961	$ 485	$ 80
Market-related fair value adjustments (after tax)[1][2]	131	131	—	—
Net derivative loss related to MSRs (after tax)[2]	3	3	—	—
Adjusted book equity as of December 31, 2012	$1,660	$1,095	$ 485	$ 80
Adjusted average book equity[4]	$1,538	$1,049	$ 445	$ 44
Core earnings (pre-tax)	$ 256	$ 182	$ 87	$ (13)
Pre-tax Core ROE	**16.6%**	**17.4%**	**19.5%**	**n/a**

(1) Represents the Change in fair value of MSRs due to changes in market inputs and assumptions used in the valuation model.

(2) An incremental effective tax rate of 41% was applied to the MSRs valuation adjustments to arrive at the net of taxes amounts.

(3) Diluted weighted-average shares outstanding of 61.601 million for the year ended December 31, 2012 were used to calculate per share amounts.

(4) Determined based on an average of Adjusted book equity as of each September 30, 2011, December 31, 2011, March 31, 2012, June 30, 2012, September 30, 2012 and December 31, 2012. Calculation of adjusted book equity is presented above as of December 31, 2012.

(5) Combined Mortgage Services includes our Mortgage Production and Mortgage Servicing segments. Amounts presented below that are not presented in accordance with GAAP on a segment level are reconciled at the PHH Consolidated level.

(6) Other represents certain income and expenses not allocated to the three reportable segments and intersegment eliminations.

(This page has been left blank intentionally.)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2012

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ______ to ______

Commission File No. 1-7797



SEC MAIL PROCESSING
RECEIVED
APR 30 2013
WASH., D.C.
193
SECTION

PHH CORPORATION

(Exact name of registrant as specified in its charter)

MARYLAND	**52-0551284**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification Number)*
3000 LEADENHALL ROAD MT. LAUREL, NEW JERSEY	**08054**
(Address of principal executive offices)	*(Zip Code)*

856-917-1744

(Registrant's telephone number, including area code)

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

TITLE OF EACH CLASS	NAME OF EACH EXCHANGE ON WHICH REGISTERED
Common Stock, par value $0.01 per share	The New York Stock Exchange

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one): Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of our Common stock held by non-affiliates of the registrant as of June 30, 2012 was $987 million.

As of February 19, 2013, 57,048,692 shares of PHH Common stock were outstanding.

Documents Incorporated by Reference: Portions of the registrant's definitive Proxy Statement for the 2013 Annual Meeting of Stockholders, which will be filed by the registrant on or prior to 120 days following the end of the registrant's fiscal year ended December 31, 2012 are incorporated by reference in Part III of this Report.

TABLE OF CONTENTS

Except as expressly indicated or unless the context otherwise requires, the "Company," "PHH," "we," "our" or "us" means PHH Corporation, a Maryland corporation, and its subsidiaries.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Report on Form 10-K are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may also be made in other documents filed or furnished with the SEC or may be made orally to analysts, investors, representatives of the media and others.

Generally, forward-looking statements are not based on historical facts but instead represent only our current beliefs regarding future events. All forward-looking statements are, by their nature, subject to risks, uncertainties and other factors. Investors are cautioned not to place undue reliance on these forward-looking statements. Such statements may be identified by words such as "expects," "anticipates," "intends," "projects," "estimates," "plans," "may increase," "may fluctuate" and similar expressions or future or conditional verbs such as "will," "should," "would," "may" and "could". Forward-looking statements contained in this Form 10-K include, but are not limited to, statements concerning the following:

Annual Report

- the impact of the adoption of recently issued accounting pronouncements on our financial statements;
- our expectations of the impacts of regulatory changes on our businesses;
- future origination volumes and loan margins in the mortgage industry;
- our belief that sources of liquidity will be adequate to fund operations;
- our expectation of reinsurance losses and associated reserves and actuarial estimates of total reinsurance losses and expected future reinsurance premiums;
- mortgage repurchase and indemnification requests and associated reserves and provisions; and
- our assessment of legal proceedings and associated reserves and provisions.

Actual results, performance or achievements may differ materially from those expressed or implied in forward-looking statements due to a variety of factors, including but not limited to the factors listed and discussed in "Part I—Item 1A. Risk Factors" in this Form 10-K and those factors described below:

- the effects of market volatility or macroeconomic changes on the availability and cost of our financing arrangements and the value of our assets;
- the effects of any further declines in the volume of U.S. home sales and home prices, due to adverse economic changes or otherwise, on our Mortgage Production and Mortgage Servicing segments;
- the effects of changes in current interest rates on our business and our financing costs;
- our decisions regarding the use of derivatives related to mortgage servicing rights, if any, and the resulting potential volatility of the results of operations of our Mortgage Servicing segment;
- the impact of the failure to maintain our credit ratings, including the impact on our cost of capital and ability to incur new indebtedness or refinance our existing indebtedness, as well as our current or potential customers' assessment of our counterparty credit risk;
- the effects of continued elevated volumes or increases in our actual and projected repurchases of, indemnification given in respect of, or related losses associated with, sold mortgage loans for which we have provided representations and warranties or other contractual recourse to purchasers and insurers of such loans, including increases in our loss severity and reserves associated with such loans;
- the effects of reinsurance claims in excess of projected levels and in excess of reinsurance premiums we are entitled to receive or amounts currently held in trust to pay such claims;
- the effects of any significant adverse changes in the underwriting criteria or existence or programs of government-sponsored entities, including Fannie Mae and Freddie Mac, including any changes caused by the Dodd-Frank Wall Street Reform and Consumer Protection Act or other actions of the federal government;

- the effects of any inquiries and investigations by attorneys general of certain states and the U.S. Department of Justice, the Bureau of Consumer Financial Protection or other state or federal regulatory agencies related to foreclosure procedures or other mortgage origination or servicing activities, any litigation related to our mortgage origination or servicing activities, or any related fines, penalties and increased costs;
- the ability to maintain our status as a government sponsored entity-approved seller and servicer, including the ability to continue to comply with the respective selling and servicing guides, including any changes caused by the Dodd-Frank Act;
- changes in laws and regulations, including changes in mortgage- and real estate-related laws and regulations (including changes caused by the Dodd-Frank Act) status of government sponsored-entities and state, federal and foreign tax laws and accounting standards;
- the effects of the insolvency of any of the counterparties to our significant customer contracts or financing arrangements or the inability or unwillingness of such counterparties to perform their respective obligations under, or to renew on terms favorable to us, such contracts, or our ability to continue to comply with the terms of our significant customer contracts, including service level agreements;
- the effects of competition in our existing and potential future lines of business, including the impact of consolidation within the industries in which we operate and competitors with greater financial resources and broader product lines;
- the ability to obtain financing (including refinancing and extending existing indebtedness) on acceptable terms, if at all, to finance our operations or growth strategy, to operate within the limitations imposed by our financing arrangements and to maintain the amount of cash required to service our indebtedness;
- the ability to maintain our relationships with our existing clients and to establish relationships with new clients;
- the effects of any failure in or breach of our technology infrastructure, or those of our outsource providers, or any failure to implement changes to our information systems in a manner sufficient to comply with applicable law and our contractual obligations;
- the ability to attract and retain key employees;
- a deterioration in the performance of assets held as collateral for secured borrowings;
- any failure to comply with covenants under our financing arrangements; and
- the impact of changes in the U.S. financial condition and fiscal and monetary policies, or any actions taken or to be taken by the U.S. Department of the Treasury and the Board of Governors of the Federal Reserve System on the credit markets and the U.S. economy.

Forward-looking statements speak only as of the date on which they are made. Factors and assumptions discussed above, and other factors not identified above, may have an impact on the continued accuracy of any forward-looking statements that we make. Except for our ongoing obligations to disclose material information under the federal securities laws, we undertake no obligation to release publicly any revisions to any forward-looking statements. For any forward-looking statements contained in any document, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

PART I

Item 1. Business

Overview

We were incorporated in 1953 as a Maryland corporation. For periods between April 30, 1997 and February 1, 2005, we were a wholly owned subsidiary of Cendant Corporation (now known as Avis Budget Group, Inc.) and its predecessors that provided mortgage banking services, facilitated employee relocations and provided vehicle fleet management and fuel card services. On February 1, 2005, we began operating as an independent, publicly traded company pursuant to our spin-off from Cendant.

Our corporate website is www.phh.com, and our reports filed or furnished pursuant to Section 13(a) of the Exchange Act are available free on our website under the tabs "Investor Relations—SEC Reports" as soon as reasonably practicable after they are electronically filed with or furnished to the Securities and Exchange Commission. The SEC also maintains a website (www.sec.gov) where our filings can be accessed for free. Our Corporate Governance Guidelines, Code of Business and Ethics (and any amendments to or waivers of the code), Code of Ethics for Chief Executive Officer and Senior Financial Officers (and any amendments to or waivers of the code), and the charters of the committees of our Board of Directors are also available on our corporate website and printed copies are available upon request. The information contained on our corporate website is not part of this Form 10-K.

Annual Report

Operating Segments

We are a leading outsource provider of mortgage and fleet management services. We provide mortgage banking services to a variety of clients, including financial institutions and real estate brokers, throughout the U.S. Our mortgage banking activities include originating, purchasing, selling and servicing mortgage loans through our wholly owned subsidiary, PHH Mortgage Corporation and its subsidiaries (collectively, "PHH Mortgage"). We provide commercial fleet management services to corporate clients and government agencies throughout the U.S. and Canada through our wholly owned subsidiary, PHH Vehicle Management Services Group LLC ("PHH VMS"). PHH VMS is a fully integrated provider of fleet management services with a broad range of product offerings, including managing and leasing vehicle fleets and providing other fee-based services for our clients' vehicle fleets.

According to *Inside Mortgage Finance*, as of December 31, 2012, PHH Mortgage was the 6th largest retail mortgage loan originator in the U.S. with a 4.1% market share, the 8th largest overall mortgage loan originator with a 2.9% market share and the 7th largest mortgage loan servicer with a 1.9% market share. According to the *Automotive Fleet 2012 Fact Book*, PHH VMS is the 3rd largest provider of outsourced commercial fleet management services in the U.S. and Canada combined and had over 500,000 in vehicle units under management as of December 31, 2012.

Our business activities are organized and presented in three operating segments: Mortgage Production, Mortgage Servicing, and Fleet Management Services. A description of each operating segment is presented below with further details and discussions of each segment's results of operations presented in "Part II—Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations". Also refer to Note 23, "Segment Information", in the accompanying Notes to Consolidated Financial Statements for financial information about our segments.

Mortgage Production. Our Mortgage Production segment provides mortgage services, including private-label mortgage services, to financial institutions and real estate brokers through PHH Mortgage. The Mortgage Production segment generates revenue through fee-based mortgage loan origination services and the origination and sale of mortgage loans into the secondary market. PHH Mortgage generally sells all mortgage loans that it originates to secondary market investors, which include a variety of institutional investors, and typically retains the servicing rights on mortgage loans sold. During 2012, 85% of our mortgage loans were sold to, or were sold pursuant to, programs sponsored by Fannie Mae, Freddie Mac or Ginnie Mae and the remaining 15% were sold to private investors.

We source mortgage loans through our retail and wholesale/correspondent platforms. Within our retail platform, we operate through two principal business channels: (i) private label and (ii) real estate. We differentiate ourselves from our competitors through our private-label relationships and through our access to originations sourced from the real estate markets through our relationship with Realogy. In the private-label services channel, we offer complete mortgage outsourcing solutions to wealth management firms, regional banks and community banks, including Merrill Lynch Home Loans, a division of Bank of America, National Association, which represented approximately 27%, of our mortgage loan originations for the year ended December 31, 2012. During the year ended December 31, 2012, approximately 25% of our mortgage loan originations were derived from our relationship with Realogy and its affiliates through the real estate channel, as discussed further below. Within our wholesale/correspondent channel, we purchase closed mortgage loans from community banks, credit unions, mortgage brokers and mortgage bankers, and also acquire mortgage loans from mortgage brokers that receive applications from and qualify the borrowers. In 2012, our closings from the wholesale/correspondent channel declined by 38% from 2011, reflecting the emphasis on our retail platform and our efforts to manage cash consumption and loan quality. We expect to manage our wholesale/correspondent platform in 2013 without a significant change in the mix of originations relative to 2012 levels.

Our Mortgage Production segment has experienced, and may continue to experience, high degrees of earnings volatility due to significant exposure to interest rates and the real estate markets, which impacts our loan origination volumes.

The Mortgage Production segment includes PHH Home Loans, LLC (together with its subsidiaries, "PHH Home Loans"), which is a joint venture that we maintain with Realogy Corporation. We own 50.1% of PHH Home Loans through our subsidiaries and Realogy owns the remaining 49.9% through their affiliates. We have the exclusive right to use the Century 21, Coldwell Banker and ERA brand names in marketing our mortgage loan products through PHH Home Loans and other arrangements that we have with Realogy.

The results of our real estate channel are significantly driven by our relationship with Realogy. We work with brokers associated with NRT Incorporated, Realogy's owned real estate brokerage business, brokers associated with Realogy's franchised brokerages ("Realogy Franchisees") and third-party brokers that are not affiliated with Realogy. NRT Incorporated is the largest owner and operator of residential real estate brokerages in the U.S. and Realogy is a franchisor of some of the most recognizable residential real estate brands. In this channel, we also work with Cartus Corporation, Realogy's relocation business, to provide mortgage loans to employees of Cartus' clients. Cartus is an industry leader of outsourced corporate relocation services in the U.S.

The following presents a summary of the relationships with Realogy-owned brokers and its franchisees and third-party brokers within the real estate channel:

Realogy-owned Brokers. Realogy has agreed that the real estate brokerage business owned and operated by NRT Incorporated and the title and settlement services business owned and operated by Title Resource Group LLC will exclusively recommend PHH Home Loans as provider of mortgage loans to: (i) the independent sales associates affiliated with Realogy, excluding the independent sales associates of any Realogy Franchisee; and (ii) all customers of Realogy Services Group LLC and Realogy Services Venture Partner, Inc., excluding Realogy Franchisees. In general, our capture rate of mortgage loans where we are the exclusive recommended provider is much higher than in other situations.

Realogy Franchisees and Third Party Brokers. Certain Realogy Franchisees have agreed to exclusively recommend PHH Mortgage as provider of mortgage loans to their respective independent sales associates. Additionally, for other Realogy Franchisees and third-party brokers, we seek to enter into separate marketing service agreements or other arrangements whereby we are the exclusive recommended provider of mortgage loans to each franchise or broker. We have entered into exclusive marketing service agreements with 4% of Realogy Franchisees as of December 31, 2012.

See further discussion of our relationship with Realogy within "—Item 1A. Risk Factors—Risks Related to our Company—*Our Mortgage Production segment is substantially dependent upon our relationships with Realogy and Merrill Lynch Home Loans, a division of Bank of America, National Association, and the termination or non-renewal of our contractual agreements with these clients would materially and adversely impact our mortgage loan originations and resulting Net revenues and Segment profit (loss) of our Mortgage Production segment and this would have a material adverse effect on our overall business and our consolidated financial position, results of operations and cash flows.*"

Mortgage Servicing. Our Mortgage Servicing segment services mortgage loans originated by PHH Mortgage, purchases mortgage servicing rights and acts as a subservicer for certain clients that own the underlying servicing rights. We principally generate revenue in our Mortgage Servicing segment through fees earned from our servicing rights or from our subservicing agreements. In circumstances where we own the right to service a mortgage loan, either through purchase or origination, we recognize a mortgage servicing right asset; however, our subservicing agreements are less capital intensive and there are no mortgage servicing rights associated with our subservicing arrangements. Our Mortgage Servicing segment has experienced high degrees of earnings volatility due to significant exposure to interest rates and the real estate markets, which impacts the valuation of our mortgage servicing rights and repurchase and foreclosure-related charges.

Fleet Management Services. Our Fleet Management Services segment provides commercial fleet management services to corporate clients and government agencies throughout the United States and Canada. We primarily focus on clients with fleets of greater than 75 vehicles. We provide our clients Fleet leasing services and additional services and products including fleet management, maintenance services, accident management services and fuel card programs. Open-end leases represent 98% of our lease portfolio, under which our clients bear substantially all of the residual value risk of vehicles under lease.

We differentiate ourselves from our competitors in the fleet industry through the breadth of our product offering, customer service, and technology. Our data warehousing, information management and online systems support our clients with their evaluation of overall fleet performance and costs, to allow them to better monitor and manage their corporate fleets.

Regulation

We are subject to numerous federal, state and local laws and regulations and may be subject to various judicial and administrative decisions imposing various requirements and restrictions on our business. By agreement with our private label clients in our mortgage business, we are also required to comply with additional requirements that our clients may be subject to through their regulators. These laws, regulations and judicial and administrative decisions include those pertaining to the following areas:

- real estate settlement procedures;
- consumer credit provisions; fair lending, fair credit reporting and truth in lending;
- the establishment of maximum interest rates, finance charges and other charges;
- secured transactions; collections, foreclosure, repossession and claims-handling procedures;
- privacy regulations providing for the use and safeguarding of non-public personal financial information of borrowers and guidance on non-traditional mortgage loans issued by the federal financial regulatory agencies;
- taxing and licensing of vehicles and environmental protection; and
- insurance regulations and licensing requirements pertaining to standards of solvency that must be met and maintained; reserves and provisions for unearned premiums, losses and other obligations and deposits of securities for the benefit of policyholders.

We are monitoring a number of developments in regulations that are expected to impact our Mortgage segments, and there has been a heightened focus of regulators on the practices of the mortgage industry. Regulatory and financial reform efforts continued throughout 2012 and are expected to remain into 2013, as regulatory agencies have proposed and progressed on finalizing numerous rules. We are working diligently in assessing and understanding the implications of the ongoing regulatory changes, and are devoting substantial resources towards implementing all of the new rules and regulations while meeting the needs and expectations of our clients.

Mortgage Origination

On January 10, 2013, the Bureau of Consumer Financial Protection (the "CFPB") issued a final rule governing mortgage lenders which implements sections of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"). This rule, referred to as the "Ability to Repay" rule, will require lenders to consider consumers' ability to repay home loans before extending them credit, will limit prepayment penalties, and establishes certain protections for liability under this requirement for "qualified mortgages". Under the rule, a qualified mortgage includes loans with borrower debt-to-income ratios less than or equal to 43% or, alternatively, loans eligible for purchase by Fannie Mae or Freddie Mac while they operate under Federal conservatorship or receivership, as well as loans eligible for insurance or guarantee by FHA, VA, or USDAA. Additionally, a qualified mortgage may not: (i) contain excess upfront points and fees; (ii) have a term greater than 30 years; or (iii) include interest-only or negative amortization payments.

This rule is effective January 10, 2014 and although we are continuing to evaluate the full impact to our mortgage production operations, we do not currently anticipate a significant impact since most of our loans closed to be sold are conforming, prime loans that would be considered qualifying mortgages. This rule could, however, impact our private-label clients and associated fee-based closings retained in their portfolios.

Mortgage Servicing

On January 17, 2013, the CFPB issued a series of final rules as part of an ongoing effort to address mortgage servicing reforms and create uniform standards for the mortgage servicing industry. The rules increase requirements for communications with borrowers, address requirements around the maintenance of customer account records, govern procedural requirements for responding to written borrower requests and complaints of errors, and provide guidance around servicing of delinquent loans, foreclosure proceedings and loss mitigation efforts, among other measures. These rules will be effective January 10, 2014 and will likely lead to increased costs to service loans across the mortgage industry. We are continuing to evaluate the full impact of these rules and their impact to our Mortgage Servicing segment.

Dodd Frank Act

The Dodd-Frank Act was signed into law on July 21, 2010 for the express purpose of further regulating the financial services industry, including securitizations, mortgage originations and mortgage sales. The Dodd-Frank Act also established the CFPB to enforce laws involving consumer financial products and services, including mortgage finance. The bureau is empowered with examination and enforcement authority over certain entities involved in mortgage origination and servicing, including PHH Mortgage and PHH Home Loans. Further, the CFPB is proposing and enacting new standards and practices for mortgage originators and servicers that were outlined in the Dodd-Frank Act, as discussed above. There is currently uncertainty about the validity of the appointment of the Director of the CFPB with related uncertainty about the applicability of regulations promulgated by the CFPB and the applicability of the statutory provisions of the Dodd-Frank Act. We are evaluating our ability to comply with the statutory provisions of the Dodd-Frank Act, if the regulations promulgated by the CFPB are reversed.

While we are continuing to evaluate all aspects of the Dodd-Frank Act, such legislation and regulations promulgated pursuant to such legislation could materially and adversely affect the manner in which we conduct our businesses, result in heightened federal regulation and oversight of our business activities, and result in increased costs and potential litigation associated with our business activities.

Risk Retention Requirements. Six federal agencies, including the SEC, have proposed a rule providing sponsors of securitizations with various options for meeting the risk-retention requirements of the Dodd-Frank Act. Among other things, these options include retaining risk of the securitization transactions equal to at least 5% of each class of asset-backed security, 5% of par value of all asset-backed security interests issued, 5% of a representative pool of assets, or a combination of these options. Under this proposal, asset-backed securities that are collateralized exclusively by qualified residential mortgages would not be subject to these requirements.

The proposed rule would also recognize that the 100% guarantee of principal and interest provided by Fannie Mae and Freddie Mac meets their risk-retention requirements as sponsors of mortgage-backed securities for as long as they are in conservatorship or receivership with capital support from the U.S. government.

Substantially all of our loans are sold to, or pursuant to programs sponsored by, Fannie Mae, Freddie Mac, or Ginnie Mae and therefore would be exempt from the risk-retention requirements under the current proposal. For our lease securitizations, we believe we currently retain a subordinate position relative to the issued asset-backed securities in excess of the proposed 5% requirement, and we are continuing to monitor the potential impact under the proposed rules.

GSE Reforms

On October 4, 2012, the FHFA released a whitepaper for industry comment seeking comments on proposed changes to the infrastructures of Fannie Mae and Freddie Mac. The whitepaper outlines a proposed framework for the future structure of the housing finance system, including a common securitization platform and a model Pooling and Servicing Agreement. The primary goals of the proposed changes are to: (i) replace the outmoded proprietary infrastructures of the Agencies with a common, more efficient model; and (ii) establish a framework that is consistent with multiple states of housing finance reform, including greater participation of private capital in assuming credit risk. We are monitoring the developments in this proposal and the potential impacts on the mortgage industry.

Current Regulatory Matters

We have received inquiries and requests for information from regulators and attorneys general of certain states as well as from the Committee on Oversight and Government Reform of the U.S. House of Representatives and the U.S. Senate Judiciary Committee requesting information as to our mortgage origination and servicing practices, including our foreclosure processes and procedures. Specifically, the New Jersey Attorney General has conducted an investigation of our servicing practices and has informed us that it believes that we have violated the New Jersey Consumer Fraud Act in connection with customer service and other matters related to loss mitigation activities for certain borrowers in the wake of the financial crisis. We have also undergone a regulatory examination by a multistate coalition of certain mortgage banking regulators and such regulators have alleged various violations of federal and state laws related to our mortgage servicing practices prior to July 2011. We believe that we have meritorious defenses to these various allegations. However, there can be no assurance that claims or litigation will not arise from these inquiries or similar inquiries by other governmental authorities or that fines or penalties will not be assessed against us in connection with these matters.

In addition to the increased regulatory focus on origination and servicing practices described above, Fannie Mae and Freddie Mac have also had a continued focus on foreclosure practices. They have assessed compensatory fees against us for failing to meet certain foreclosure timelines specified in their respective servicing guides. Although such compensatory fees have not been material to date, there can be no assurance that the assessment of any such compensatory fees will not be material to our results of operations in the future.

In January 2012, we were notified that the CFPB had opened an investigation to determine whether our mortgage insurance premium ceding practices to captive reinsurers comply with the Real Estate Settlement Procedures Act and other laws enforced by the CFPB. The CFPB has requested certain related documents and information for review and has requested a response to written questions pursuant to a Civil Investigative Demand (the "CID"). In June 2012, we filed a petition to modify or withdraw the CID and in September 2012 the CFPB denied our petition. We have provided reinsurance services in exchange for premiums ceded and believe that we have complied with the Real Estate Settlement Procedures Act and other laws applicable to the Company's mortgage reinsurance activities. We did not provide reinsurance on loans originated after 2009. The CFPB's investigation is still ongoing and there can be no assurance that this investigation will not result in the imposition of any penalties or fines against us or our subsidiaries.

We expect that the higher level of legislative and regulatory focus on mortgage origination and servicing practices will result in higher legal, compliance and servicing related costs as well as potential regulatory fines and penalties. It is also reasonably possible that we could experience an increase in mortgage origination or servicing related litigation in the future. For more information, see "—Item 1A. Risk Factors—Risks Related to our Company —*Our*

Mortgage businesses are complex and heavily regulated, and the full impact of regulatory developments to our businesses remains uncertain. In addition, we are subject to litigation, regulatory investigations and inquiries and may incur fines, penalties, and increased costs that could negatively impact our future results of operations or damage our reputation. "

Competition

The industries in which we operate are highly competitive. The principal factors for competition in our business are service, quality, products and price. We focus on customer service while working to enhance the efficiency of our operating platform. Excellent customer service is also a critical component of our competitive strategy to win new clients and maintain existing clients. We, along with our clients, consistently track and monitor customer service levels and look for ways to improve customer service. There are a limited number of industry participants in the mortgage outsourcing business; however some of our largest competitors in the mortgage business include Bank of America, Wells Fargo Home Mortgage, Chase Home Finance, Quicken Loans and CitiMortgage. The fleet industry is concentrated in a limited number of national firms. Our competitors in the fleet management business include GE Commercial Finance Fleet Services, Wheels, Inc., Automotive Resources International, Lease Plan International, and other local and regional competitors, including numerous competitors who focus on one or two products. The *Automotive Fleet 2012 Fact Book* shows that the total number of funded and managed vehicles by the top 10 U.S. companies was approximately 3.5 million compared to 3.1 million in 2011, of which the top 5 companies represented 79% and 82%, respectively.

Competitive conditions in the mortgage business can be impacted by shifts in consumer preference between variable-rate and fixed-rate mortgage loans, depending on the interest rate environment. Many smaller and mid-sized financial institutions may find it difficult to compete in the mortgage industry due to the consolidation in the industry and the need to invest in technology in order to reduce operating costs while maintaining compliance in an increasingly complex regulatory environment. Additionally, more restrictive underwriting standards and the elimination of Alt-A and subprime products has resulted in a more homogenous product offering, which has increased competition for conforming mortgages across the industry. Although many large mortgage lenders have slowed or shut down the purchase of loans from third-party correspondents, the correspondent business could provide a platform for alternative servicers to acquire mortgage servicing rights. Since the correspondent business is a more scalable platform, margins and volume are extremely sensitive to changes in interest rates and consumer demand for mortgage loans. While we believe this may result in better pricing margins in our wholesale/correspondent business, we cannot determine whether these margins will continue at higher levels in the future.

We are party to a strategic relationship agreement dated as of January 31, 2005 between PHH Mortgage, PHH Home Loans, PHH Broker Partner, Realogy Services Venture Partner, Inc. and Cendant Corporation (now known as Avis Budget Group, Inc.), which, among other things, restricts us and our affiliates, subject to limited exceptions, from engaging in certain residential real estate services, including any business conducted by Realogy. The strategic relationship agreement also provides that we will not directly or indirectly sell any mortgage loans or mortgage loan servicing to certain competitors in the residential real estate brokerage franchise businesses in the U.S. (or any company affiliated with them).

Many of our competitors are larger than we are and have access to greater financial resources than we do, which can place us at a competitive disadvantage. In addition, many of our largest competitors are banks or are affiliated with banking institutions, the advantages of which include, but are not limited to, the ability to hold new mortgage loan originations in an investment portfolio and having access to financing with more favorable terms than we do, including lower rate bank deposits as a source of liquidity. See "—Item 1A. Risk Factors—Risk Related to Our Company—*The industries in which we operate are highly competitive and many of our competitors have access to greater financial resources, lower funding costs and greater access to liquidity, which places us at a competitive disadvantage. If we are unable to compete successfully in our industries, our results of operations may be adversely impacted.*" for more information.

Trademarks and Intellectual Property

The trade names and related logos of our private-label clients are material to our Mortgage Production and Mortgage Servicing segments, as these clients license the use of their names to us in connection with our mortgage outsourcing business. These trademark licenses generally run for the duration of our origination services agreements with such financial institution clients and facilitate the origination services that we provide to them. Realogy's brand names and related items, such as logos and domain names, of its owned and franchised residential real estate brokerages are material to our Mortgage Production and Mortgage Servicing segments.

Realogy licenses its real estate brands and related items, such as logos and domain names, to us for use in the mortgage loan origination services that we provide to Realogy's owned real estate brokerage, relocation and settlement services businesses. In connection with our spin-off from Cendant Corporation (now known as Avis Budget Group, Inc.), we entered into trademark license agreements with TM Acquisition Corp., Coldwell Banker Real Estate Corporation and ERA Franchise Systems, Inc. Pursuant to these agreements, PHH Mortgage was granted a license in connection with mortgage loan origination services on behalf of Realogy's franchised real estate brokerage business and PHH Home Loans was granted a license in connection with its mortgage loan origination services on behalf of Realogy's owned real estate brokerage business owned and operated by NRT, the relocation business owned and operated by Cartus Corporation and the settlement services business owned and operated by Title Resource Group LLC.

The service mark "PHH" and related trademarks and logos are meaningful to our Fleet Management Services segment. All of the material marks used by us in our Fleet Management Services segment are registered (or have applications pending for registration) with the U.S. Patent and Trademark Office. All of the material marks used by us in our Fleet Management Services segment are also registered in Canada and the "PHH" mark and logo are registered (or have applications pending) in those major countries where we have strategic partnerships with local providers of fleet management services. Except for the "Arval" mark, which we license from a third party so that we can do business as PHH Arval in the U.S. and Canada, we own the material marks used by us in our Fleet Management Services segment.

Seasonality

Our Mortgage Production segment is subject to seasonal trends that reflect the pattern in the national housing market. Home sales typically rise during the spring and summer seasons and decline during the fall and winter seasons. Seasonality has less of an effect on mortgage refinancing activity, which is primarily driven by prevailing mortgage rates relative to borrowers' current interest rate, home prices and levels of home equity.

Our Mortgage Servicing and Fleet Management segments are generally not subject to seasonal trends.

Inflation

An increase in inflation could have a significant impact on our Mortgage Production and Mortgage Servicing segments. Interest rates normally increase during periods of rising inflation. Historically, as interest rates increase, mortgage loan production decreases, particularly production from loan refinancing. An environment of gradual interest rate increases may, however, signify an improving economy or increasing real estate values, which in turn may stimulate increased home buying activity. Generally, in periods of reduced mortgage loan production, the associated profit margins also decline due to increased competition among mortgage loan originators, which further pressures mortgage production profitability. Conversely, in a rising interest rate environment, our mortgage loan servicing revenues generally increase because mortgage prepayment rates tend to decrease, extending the average life of our servicing portfolio and increasing the value of our MSRs. See discussion below under "Part II—Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Risk Management," "—Item 1A. Risk Factors— Risks Related to our Company—*Certain hedging strategies that we may use to manage risks associated with our assets, including mortgage loans held for sale, interest rate lock commitments, mortgage servicing rights and foreign currency denominated assets, may not be effective in mitigating those risks and could result in substantial losses that could exceed the losses that would have been incurred had we not used such hedging strategies.*" and "Part II—Item 7A. Quantitative and Qualitative Disclosures About Market Risk."

Inflation does not have a significant impact on our Fleet Management Services segment.

Employees

As of December 31, 2012, we employed a total of approximately 6,700 persons. Management considers our employee relations to be satisfactory. None of our employees were covered under collective bargaining agreements during the year ended December 31, 2012.

Item 1A. Risk Factors

Risks Related to Our Company

Our Mortgage businesses are complex and heavily regulated, and the full impact of regulatory developments to our businesses remains uncertain. In addition, we are subject to litigation, regulatory investigations and inquiries and may incur fines, penalties, and increased costs that could negatively impact our future results of operations or damage our reputation.

Our Mortgage Production and Mortgage Servicing segments are subject to numerous federal, state and local laws and regulations and may be subject to various judicial and administrative decisions imposing various requirements and restrictions on our business. These laws, regulations and judicial and administrative decisions to which our Mortgage Production and Mortgage Servicing segments are subject include those pertaining to: real estate settlement procedures; fair lending; fair credit reporting; truth in lending; compliance with net worth and financial statement delivery requirements; compliance with federal and state disclosure and licensing requirements; the establishment of maximum interest rates, finance charges and other charges; secured transactions; collection, foreclosure, repossession and claims-handling procedures; other trade practices and privacy regulations providing for the use and safeguarding of non-public personal financial information of borrowers and guidance on non-traditional mortgage loans issued by the federal financial regulatory agencies. By agreement with our private-label clients, we are required to comply with additional requirements that our clients may be subject to through their regulators. Our failure to comply with the laws, rules or regulations to which we are subject would expose us to fines, penalties or potential litigation liabilities, including costs, settlements and judgments, or may result in the termination of our private-label agreements, any of which could have a material adverse effect on our business, financial position, results of operations or cash flows.

We are currently subject to inquiries, requests for information, and investigations as a result of our mortgage origination and servicing practices, including inquiries and requests for information from regulators and attorneys general of certain states, as well as from the Committee on Oversight and Government Reform of the U.S. House of Representatives and the U.S. Senate Judiciary Committee, an investigation of our servicing practices by the New Jersey Attorney General, and an investigation by the Bureau of Consumer Financial Protection (the "CFPB") of our compliance with the Real Estate Settlement Procedures Act and other laws. In addition, we are defendants in various legal proceedings, which include private and civil litigation as well as government and regulatory examinations, investigations and inquiries or other requests for information. These matters are at varying procedural stages and the resolution of any of these matters may result in adverse judgments, fines, penalties, injunctions and other relief against us, payments made in settlement arrangements, as well as monetary payments or other agreements and obligations, any of which could have a material adverse effect on our business, financial position, results of operations or cash flows. For more information about these matters, see Note 16 "Commitments and Contingencies", in the accompanying Notes to Consolidated Financial Statements.

There has been a heightened focus of regulators on the practices of the mortgage industry, including investigations of lending practices, foreclosure practices, and loss mitigation practices, among other matters. Our mortgage origination and servicing competitors have been subject to actions from and settlements with the U.S. Department of Justice under the False Claims Act and other statutes, alleging, among other things, reckless mortgage lending practices and improper or inadequate certification to the government in connection with the Federal Housing Administration's Direct Endorsement Lending Program. Although we have not been notified that we are the subject of any investigation by the U.S. Department of Justice, there can be no assurance that future investigations may not arise. The heightened focus of regulators on the practices of the mortgage industry have resulted and could continue to result in new legislation and regulations that could materially and adversely affect the manner in which we conduct our mortgage business and have resulted in increased origination and servicing costs and potential litigation associated with our mortgage businesses.

We are monitoring a number of recent and pending changes to laws and regulations and other financial reform legislation that are expected to impact our Mortgage segments. These developments include but are not limited to: (i) regulations from the Dodd-Frank Act, including the risk-retention requirements and definition of "qualified mortgages"; (ii) proposed changes to the infrastructures of Fannie Mae and Freddie Mac; and (iii) current rules proposed and adopted by the CFPB, including uniform standards for the mortgage servicing industry. Certain provisions of the Dodd-Frank Act and of pending legislation in the U.S. Congress may impact the operation and practices of Fannie Mae and Freddie Mac, and could reduce or eliminate the GSE's ability to issue mortgage-backed securities, which would materially and adversely affect our businesses and could require us to fundamentally change our business model since we sell substantially all of our loans pursuant to GSE-sponsored programs. These developments could also result in heightened federal regulation and oversight of our business activities and increase costs and potential litigation associated with our business activities. The full impact these developments may have on our mortgage origination, servicing and securitization or structured finance transactions remains unclear.

We are substantially dependent upon our unsecured and secured funding arrangements, a significant portion of which are short-term agreements. If any of our funding arrangements are terminated, not renewed or otherwise become unavailable to us, we may be unable to find replacement financing on economically viable terms, if at all, which would adversely affect our ability to fund our operations.

We are substantially dependent upon various sources of funding, including unsecured credit facilities and other unsecured debt, as well as secured funding arrangements, including asset-backed securities, mortgage warehouse facilities and other secured credit facilities to fund mortgage loans and vehicle acquisitions, a significant portion of which is short-term in nature. Our access to both the secured and unsecured credit markets is subject to prevailing market conditions. Renewal of our existing series of, or the issuance of new series of, vehicle lease asset-backed notes on terms acceptable to us or our ability to enter into alternative vehicle management asset-backed debt arrangements could be adversely affected in the event of: (i) the deterioration in the quality of the assets underlying the asset-backed debt arrangement; (ii) termination of our role as servicer of the underlying lease assets in the event that we default in the performance of our servicing obligations or we declare bankruptcy or become insolvent; or (iii) our failure to maintain a sufficient level of eligible assets or credit enhancements, including collateral intended to provide for any differential between variable-rate lease revenues and the underlying variable-rate debt costs. In addition, our access to and our ability to renew our existing mortgage asset-backed debt could suffer in the event of: (i) the deterioration in the performance of the mortgage loans underlying the asset-backed debt arrangement; (ii) our failure to maintain sufficient levels of eligible assets or credit enhancements; (iii) our inability to access the secondary market for mortgage loans; or (iv) termination of our role as servicer of the underlying mortgage assets in the event that (a) we default in the performance of our servicing obligations or (b) we declare bankruptcy or become insolvent.

Certain of our debt arrangements require us to comply with certain financial covenants and other affirmative and restrictive covenants, including requirements to post additional collateral or to fund assets that become ineligible under our secured funding arrangements. An uncured default of one or more of these covenants would result in a cross-default between and amongst our various debt arrangements. Consequently, an uncured default under any of our debt arrangements that is not waived by our lenders and that results in an acceleration of amounts payable to our lenders or the termination of credit facilities would materially and adversely impact our liquidity, could force us to sell assets at below market prices to repay our indebtedness, and could force us to seek relief under the U.S. Bankruptcy Code, all of which would have a material adverse effect on our business, financial position, results of operations and cash flows.

If any of our credit facilities are terminated or are not renewed or if conditions in the credit markets worsen dramatically and it is not possible or economical for us to complete the sale or securitization of our originated mortgage loans or vehicle leases, we may be unable to find replacement financing on commercially favorable terms, if at all, which could adversely impact our operations and prevent us from: (i) executing our business plan and related risk management strategies; (ii) originating new mortgage loans or vehicle leases; or (iii) fulfilling commitments made in the ordinary course of business. These factors could reduce revenues attributable to our business activities or require us to sell assets at below market prices, either of which would have a material adverse effect on our overall business and consolidated financial position, results of operations and cash flows. Most of our mortgage asset backed debt facilities are 364-day facilities that mature within one year. Generally, these facilities require us to maintain a specified amount of available liquidity from other facilities. As such, our liquidity profile and compliance with debt covenants depends on our ability to renew multiple facilities within a short time frame and our failure to do so could materially adversely impact our overall business and financial position, results of operations and cashflows.

We are highly dependent upon programs administered by Fannie Mae, Freddie Mac and Ginnie Mae. Failure to maintain our relationships with each of Fannie Mae, Freddie Mac and Ginnie Mae would materially and adversely affect our business, financial position, results of operations or cash flows.

Our ability to generate revenues through mortgage loan sales to institutional investors in the form of mortgage-backed securities depends to a significant degree on programs administered by Fannie Mae, Freddie Mac, Ginnie Mae and others that facilitate the issuance of mortgage-backed securities in the secondary market. These entities play a powerful role in the residential mortgage industry, and we have significant business relationships with them. Our status as a Fannie Mae, Freddie Mac and Ginnie Mae approved seller/servicer is subject to compliance with each entity's respective selling and servicing guidelines and failure to meet such guidelines could result in the unilateral termination of our status as an approved seller/servicer.

During 2012, 85% of our mortgage loan sales were sold to, or were sold pursuant to programs sponsored by, Fannie Mae, Freddie Mac or Ginnie Mae. We also derive other material financial benefits from our relationships with Fannie Mae, Freddie Mac and Ginnie Mae, including the assumption of credit risk by these entities on loans included in mortgage-backed securities in exchange for our payment of guarantee fees, the ability to avoid certain loan inventory finance costs through streamlined loan funding and sale procedures and the use of mortgage warehouse facilities with Fannie Mae pursuant to which, as of December 31, 2012, we had total capacity of $3.0 billion, made up of $1.0 billion of committed and $2.0 billion uncommitted capacity. In addition, we service loans on behalf of Fannie Mae and Freddie Mac, as well as loans that have been securitized pursuant to securitization programs sponsored by Fannie Mae, Freddie Mac and Ginnie Mae in connection with the issuance of agency guaranteed mortgage-backed securities and a majority of our mortgage servicing rights relate to these servicing activities. These entities establish the base service fee to compensate us for servicing loans as well as the assessment of fines and penalties that may be imposed upon us for failing to meet servicing standards.

Changes in existing U.S. government-sponsored mortgage programs or servicing eligibility standards could materially and adversely affect our business, financial position, results of operations or cash flows and could require us to fundamentally change our business model in order to effectively compete in the market.

Congress has held hearings about and received reports outlining the long-term strategic plan for, and various options for long-term reform of Fannie Mae and Freddie Mac. These options involve reducing government support for housing finance and gradually reducing the role of Fannie Mae and Freddie Mac in the mortgage market and ultimately winding down both institutions. In August 2012, the U.S. Treasury Department announced further steps to expedite the wind down of Fannie Mae and Freddie Mac, including an accelerated liquidation of Fannie Mae's and Freddie Mac's retained mortgage investment portfolios. Other reforms of Fannie Mae and Freddie Mac may include, among other actions: (i) further reductions in conforming loan limits; (ii) increases in guarantee fees; (iii) standardization of servicing protocols; (iv) changes to servicer compensation; and (v) increased MBS disclosures.

The accelerated liquidation of Fannie Mae's and Freddie Mac's retained mortgage investment portfolios and other proposed reforms may impact the pricing of mortgage related assets in the secondary market, result in higher mortgage rates to borrowers, and have a resulting negative impact on mortgage origination volumes and margins across the mortgage industry, any one of which could have a negative impact on our Mortgage production business. Additionally, it is unclear what impact these changes will have on the secondary mortgage markets, mortgage-backed securities pricing, and competition in the industry.

Although we do not presently believe that the accelerated liquidation of Fannie Mae's and Freddie Mac's retained mortgage investment portfolios would have any direct impact on their respective mortgage guaranty programs, in 2012 there have been a series of increases to guarantee fees charged by Fannie Mae and Freddie Mac to mortgage originators like us. These increases, and any future increases in guaranty fees could result in higher mortgage rates charged to borrowers, which could result in reduced demand for mortgages, or reduced pricing margins or both. Accordingly, further increases in guaranty fees could also adversely impact mortgage origination volumes or pricing margins across the mortgage industry, including our mortgage origination volumes and pricing margins, and such impacts could be material.

The potential changes to the government-sponsored mortgage programs, and related servicing compensation structures, could require us to fundamentally change our business model in order to effectively compete in the market. Our inability to make the necessary changes to respond to these changing market conditions or loss of our approved seller/servicer status with any of these entities, would have a material adverse effect on our overall business and our consolidated financial position, results of operations and cash flows and could result in a lowering of our credit ratings. Any discontinuation of, significant reduction of or material change in, the operation or underwriting standards of these entities would likely prevent us from originating and selling most, if not all, of our salable mortgage loan originations and could result in the discontinuation of or material decrease in the availability of our mortgage warehouse facilities with Fannie Mae.

Our Mortgage Production segment is substantially dependent upon our relationships with Realogy and Merrill Lynch Home Loans, a division of Bank of America, National Association, and the termination or non-renewal of our contractual agreements with these clients would materially and adversely impact our mortgage loan originations and resulting Net revenues and Segment profit (loss) of our Mortgage Production segment and this would have a material adverse effect on our overall business and our consolidated financial position, results of operations and cash flows.

We have relationships with several clients that represent a significant portion of our revenues and mortgage loan originations for our Mortgage Production segment. In particular, of our mortgage loan originations for the years ended December 31, 2012 and 2011, Realogy represented approximately 25% and 22%, respectively, and Merrill Lynch Home Loans, a division of Bank of America, National Association, represented approximately 27% and 21%, respectively. Pursuant to the terms of the agreement, our relationship with Merrill Lynch Home Loans is scheduled to expire on December 31, 2015. The terms of our relationship with Realogy are further outlined below.

The loss of any one of these clients, whether due to insolvency, their unwillingness or inability to perform their obligations under their respective contractual relationships with us, their termination of their respective contractual relationships with us due to our failure to fully satisfy our contractual obligations, or if we are not able to renew on commercially reasonable terms any of their respective contractual relationships with us, would materially and adversely impact our mortgage loan originations and resulting Net revenues and Segment profit (loss) of our Mortgage Production segment and this would also have a material adverse effect on our overall business and our consolidated financial position, results of operations and cash flows.

The termination of our status as the exclusive recommended provider of mortgage products and services promoted by Realogy's affiliates would have a material adverse effect on our business, financial position, results of operations or cash flows.

We are party to a strategic relationship agreement dated as of January 31, 2005 between PHH Mortgage, PHH Home Loans, PHH Broker Partner, Realogy Services Venture Partner, Inc. and Cendant Corporation (now known as Avis Budget Group, Inc.). Under the Strategic Relationship Agreement we are the exclusive recommended provider of mortgage loans to the independent sales associates affiliated with the real estate brokerage business owned and operated by Realogy's affiliates and certain customers of Realogy. The marketing agreement entered into between Coldwell Banker Real Estate Corporation, Century 21 Real Estate LLC, ERA Franchise Systems, Inc., Sotheby's International Affiliates, Inc. and PHH Mortgage Corporation similarly provides that we are the exclusive recommended provider of mortgage loans and related products to the independent sales associates of Realogy's real estate brokerage franchisees, which include Coldwell Banker Real Estate Corporation, Century 21 Real Estate LLC, ERA Franchise Systems, Inc. and Sotheby's International Affiliates, Inc.

In addition, the Strategic Relationship Agreement provides that Realogy has the right to terminate the covenant requiring it to exclusively recommend us as the provider of mortgage loans to the independent sales associates affiliated with the real estate brokerage business owned and operated by Realogy's affiliates and certain customers of Realogy, following notice and a cure period, if:

- we materially breach any representation, warranty, covenant or other agreement contained in the Strategic Relationship Agreement, the Marketing Agreement, trademark license agreements or certain other related agreements, including, without limitation, our confidentiality agreements in the PHH Home Loans Operating Agreement and the Strategic Relationship Agreement, and our non-competition agreements in the Strategic Relationship Agreement;
- we become subject to any regulatory order or governmental proceeding and such order or proceeding prevents or materially impairs PHH Home Loans' ability to originate mortgage loans for any period of time (which order or proceeding is not generally applicable to companies in the mortgage lending business) in a manner that adversely affects the value of one or more of the quarterly distributions to be paid by PHH Home Loans pursuant to the PHH Home Loans Operating Agreement;
- PHH Home Loans otherwise is not permitted by law, regulation, rule, order or other legal restriction to perform its origination function in any jurisdiction, but in such case exclusivity may be terminated only with respect to such jurisdiction; or
- PHH Home Loans does not comply with its obligations to complete an acquisition of a mortgage loan origination company under the terms of the Strategic Relationship Agreement.

If Realogy were to terminate its exclusivity obligations with respect to us, one of our competitors could replace us as the recommended provider of mortgage loans to Realogy and its affiliates and franchisees, which would result in our loss of most, if not all, of our mortgage loan originations, Net revenues and Segment profit (loss) of our Mortgage Production segment derived from Realogy's affiliates, which loss would have a material adverse effect on our overall business and our consolidated financial position, results of operations and cash flows.

Moreover, certain of the events that give Realogy the right to terminate its exclusivity obligations with respect to us under the Strategic Relationship Agreement would also give Realogy the right to terminate its other agreements and arrangements with us. For example, the PHH Home Loans Operating Agreement also permits Realogy to terminate the mortgage venture with us (i) upon our material breach of any representation, warranty, covenant or other agreement contained in the Strategic Relationship Agreement, the Marketing Agreement, the Trademark License Agreements or certain other related agreements that is not cured following any applicable notice or cure period; (ii) if we become subject to any regulatory order or governmental proceeding that prevents or materially impairs PHH Home Loans' ability to originate mortgage loans for any period of time (which order or proceeding is not generally applicable to companies in the mortgage lending business) in a manner that adversely affects the value of one or more of the quarterly distributions to be paid by PHH Home Loans pursuant to the PHH Home Loans Operating Agreement; (iii) in the event of a change in control of us, PHH Broker Partner Corporation or any other affiliate of ours involving certain competitors or other specified parties; (iv) if PHH Home Loans fails to make scheduled distributions pursuant to the PHH Home Loans Operating Agreement; (v) in the event of the bankruptcy or insolvency of us or PHH Mortgage; or (vi) upon any act or omission by us or our subsidiaries that causes or would reasonably be expected to cause material harm to Realogy or any of its subsidiaries. Upon a termination of the PHH Home Loans joint venture by Realogy or its affiliates, Realogy will have the right either (i) to require that we or certain of our affiliates purchase all of Realogy's interest in PHH Home Loans; or (ii) to cause us to sell our interest in PHH Home Loans to an unaffiliated third party designated by certain of Realogy's affiliates. If we were required to purchase Realogy's interest in PHH Home Loans, that could have an adverse impact on our liquidity. Additionally, any termination of PHH Home Loans will also result in a termination of the Strategic Relationship Agreement and our exclusivity rights under the Strategic Relationship Agreement. Pursuant to the terms of the PHH Home Loans Operating Agreement, beginning on February 1, 2015, Realogy will have the right at any time upon two years' notice to us to terminate its interest in PHH Home Loans. If Realogy were to terminate PHH Home Loans or our other arrangements with Realogy, including its exclusivity obligations with respect to us, any such termination would likely result in our loss of most, if not all, of our mortgage loan originations, Net revenues and Segment profit (loss) of our Mortgage Production segment derived from Realogy's affiliates, which loss would have a material adverse effect on our overall business and our consolidated financial position, results of operations, cash flows and liquidity.

Certain hedging strategies that we may use to manage risks associated with our assets, including mortgage loans held for sale, interest rate lock commitments, mortgage servicing rights and foreign currency denominated assets, may not be effective in mitigating those risks and could result in substantial losses that could exceed the losses that would have been incurred had we not used such hedging strategies.

We may employ various economic hedging strategies in an attempt to mitigate the interest rate and prepayment risk inherent in many of our assets, including our mortgage loans held for sale, interest rate lock commitments and, from time to time, our mortgage servicing rights. Our hedging activities may include entering into derivative instruments. We also seek to manage interest rate risk in our Mortgage Production and Mortgage Servicing segments partially without the use of financial derivatives by monitoring and seeking to maintain an appropriate balance between our loan production volume and the size of our mortgage servicing portfolio, as the value of mortgage servicing rights and the income they provide tend to be counter-cyclical to the changes in production volumes and the gain or loss on loans that result from changes in interest rates. This approach requires our management to make assumptions with regards to future replenishment rates for our mortgage servicing rights, loan margins, the value of additions to our mortgage servicing rights and loan origination costs, and many factors can impact these estimates, including loan pricing margins and our ability to adjust staffing levels to meet changing consumer demand. Our decisions regarding the levels, if any, of our derivatives related to mortgage servicing rights could result in continued volatility in the results of operations for our Mortgage Servicing segment.

We are also exposed to foreign exchange risk associated with our investment in our Canadian operations and with foreign exchange forward contracts that we have entered into, or may in the future enter into, to hedge U.S. dollar denominated borrowings used to fund Canadian dollar denominated leases and operations. Our hedging decisions in the future to manage these foreign exchange risks will be determined in light of the facts and circumstances existing at the time and may differ from our current hedging strategy.

Our hedging strategies, including our decisions whether to use financial derivatives to hedge our Mortgage servicing rights, may not be effective in mitigating the risks related to changes in interest rates or foreign exchange rates and we may have insufficient liquidity to exercise our strategies. Poorly designed strategies or improperly executed transactions could actually increase our risk and losses, and could result in losses in excess of what our losses would have been had we not used such hedging strategies. There have been periods, and it is likely that there will be periods in the future, during which we incur significant losses as a result of our hedging strategies. As stated earlier, the success of our interest rate risk management strategy and our replenishment strategies for our mortgage servicing rights are largely dependent on our ability to predict the earnings sensitivity of our loan servicing and loan production activities in various interest rate environments, as well as our ability to successfully manage any capacity constraints in our mortgage production business and our ability to maintain sufficient liquidity to exercise these strategies. Our hedging strategies also rely on assumptions and projections regarding our assets and general market factors. If these assumptions and projections prove to be incorrect or our hedges do not adequately mitigate the impact of changes including, but not limited to, interest rates or prepayment speeds or foreign exchange rate fluctuations, we may incur losses that could have a material adverse effect on our business, financial position, results of operations or cash flows.

Our senior unsecured long-term debt ratings are below investment grade and, as a result, we may be limited in our ability to obtain or renew financing on economically viable terms or at all.

Our senior unsecured long-term debt ratings are below investment grade and, as a result, our access to the public debt markets may be severely limited in comparison to the ability of investment grade issuers to access such markets. We may be required to rely on alternative financing, such as bank lines and private debt placements, and may also be required to pledge otherwise unencumbered assets. There can be no assurances that we would be able to find such alternative financing on terms acceptable to us, if at all. Furthermore, we may be unable to renew all of our existing bank credit commitments beyond the then-existing maturity dates. As a consequence, our cost of financing could rise significantly, thereby negatively impacting our ability to finance our mortgage loans held for sale, mortgage servicing rights and net investment in fleet leases. Any of the foregoing would have a material adverse effect on our business, financial position, results of operations and cash flows.

Our ratings may be subject to downgrades if losses arising from mortgage repurchase claims significantly exceed our operating cash flows and other liquidity sources; our hedging strategies related to mortgage servicing rights are ineffective; if we are unable to put in place sources of liquidity to fund our business satisfactory to the rating agencies; regulatory reviews result in material monetary exposures and/or other negative consequences, among other factors. We cannot assure you what impact any further negative debt ratings actions may have on our cost of capital, ability to incur new indebtedness or refinance our existing indebtedness or ability to retain or secure customers.

There can be no assurances that our credit rating by the primary ratings agencies reflects all of the risks of an investment in our debt securities. Our credit ratings are an assessment by the rating agency of our ability to pay our obligations. Any of our credit ratings are subject to revision or withdrawal at any time by the applicable rating agency. Actual or anticipated changes in our credit ratings will generally affect the market value of our debt securities. Our credit ratings, however, may not reflect the potential impact of risks related to market conditions generally or other factors on the market value of, or trading market for, our debt securities.

Changes in interest rates could materially and adversely affect our volume of mortgage loan originations or reduce the value of our mortgage servicing rights, either of which could have a material adverse effect on our business, financial position, results of operations or cash flows.

Changes in and the level of interest rates are key drivers of our mortgage loan originations in our Mortgage Production segment and mortgage loan refinancing activity, in particular. The level of interest rates are significantly affected by monetary and related policies of the federal government, its agencies and government sponsored entities, which are particularly affected by the policies of the Federal Reserve Board that regulates the supply of money and credit in the United States. The Federal Reserve Board's policies, including initiatives to stabilize the U.S. housing market and to stimulate overall economic growth, affect the size of the mortgage loan origination market, the pricing of our interest-earning assets and the cost of our interest-bearing liabilities. Changes in any of these policies are beyond our control, difficult to predict, particularly in the current economic environment, and could have a material adverse effect on our business, financial position, results of operations or cash flows.

Historically, rising interest rates have generally been associated with a lower volume of loan originations and lower pricing margins in our Mortgage Production segment due to a disincentive for borrowers to refinance at a higher interest rate, while falling interest rates have generally been associated with higher loan originations and higher pricing margins, due to an incentive for borrowers to refinance at a lower interest rate. Our ability to generate Gain on mortgage loans, net in our Mortgage Production segment is significantly dependent on our level of mortgage loan originations. Accordingly, increases in interest rates could materially and adversely affect our mortgage loan origination volume, which could have a material and adverse effect on our Mortgage Production segment, as well as our overall business and our consolidated financial position, results of operations or cash flows. In addition, changes in interest rates may require us to post additional collateral under certain of our financing arrangements and derivative agreements which could impact our liquidity.

Changes in interest rates are also a key driver of the performance of our Mortgage Servicing segment as the values of our mortgage servicing rights are highly sensitive to changes in interest rates. Historically, the value of our mortgage servicing rights have increased when interest rates rise and have decreased when interest rates decline due to the effect those changes in interest rates have on prepayment estimates, with changes in fair value of our mortgage servicing rights being included in our consolidated results of operations. Because we do not currently utilize derivatives to hedge a substantial portion of our mortgage servicing rights, our consolidated financial positions, results of operations and cash flows are susceptible to significant volatility due to changes in the fair value of our mortgage servicing rights as interest rates change. As a result, substantial volatility in interest rates materially affects our Mortgage Servicing segment, as well as our consolidated financial position, results of operations and cash flows.

Continued or worsening conditions in the real estate market have adversely impacted, and in the future could continue to adversely impact, our business, financial position, results of operations or cash flows.

Adverse economic conditions in the United States have resulted, and could continue to result, in increased mortgage loan payment delinquencies, home price depreciation and a lower volume of home sales. These trends have negatively impacted and may continue to negatively impact our Mortgage Production and Mortgage Servicing segments through increased loss severities in connection with loan repurchase and indemnification claims due to declining home prices, increased mortgage reinsurance losses due to increased delinquencies and loss severities, and lower home purchase mortgage originations.

However, we have experienced a relatively smaller impact from these trends than many of our current and former competitors because we generally sell substantially all of the mortgage loans we originate shortly after origination, we do not generally maintain credit risk on the loans we originate or maintain a loan investment portfolio, substantially all of our mortgage loan originations are prime mortgages rather than Alt-A or subprime mortgages, and our mortgage loan servicing portfolio has experienced a lower rate of payment delinquencies than that of many of our competitors. Nevertheless, these trends have resulted in an increase in the incidence of loan repurchase and indemnification claims, as well as an increase in incurred mortgage reinsurance losses, resulting in an increase in our recorded reserves for expected and realized losses for loan repurchases and indemnifications and mortgage reinsurance. Continuation of these trends could have a material adverse effect on our business, financial position, results of operations and cash flows.

The industries in which we operate are highly competitive and many of our competitors have access to greater financial resources, lower funding costs and greater access to liquidity, which places us at a competitive disadvantage. If we are unable to compete successfully in our industries, our results of operations may be adversely impacted.

We operate in highly competitive industries that could become even more competitive as a result of economic, legislative, regulatory or technological changes. Competition for mortgage loan originations comes primarily from commercial banks and savings institutions. Many of our competitors for mortgage loan originations that are commercial banks or savings institutions typically have access to greater financial resources, have lower funding costs, are less reliant than we are on the sale of mortgage loans into the secondary markets to maintain their liquidity, and may be able to participate in government programs that we are unable to participate in because we are not a state or federally chartered depository institution, all of which places us at a competitive disadvantage. The advantages of our largest competitors include, but are not limited to, their ability to hold new mortgage loan originations in an investment portfolio and their access to lower rate bank deposits as a source of liquidity. Additionally, more restrictive loan underwriting standards and the widespread elimination of Alt-A and subprime mortgage products throughout the industry have resulted in a more homogenous product offering, which has increased competition across the industry for mortgage originations.

The fleet management industry in which we operate is also highly competitive. We compete against national, local and regional competitors, including numerous competitors who focus on one or two products. Growth in our Fleet Management Services segment is driven principally by increased market share in fleets greater than 75 units and increased fee-based services. Competitive pressures in the Fleet Management industry resulting in a decrease in our market share or lower prices would adversely affect our revenues and results of operations.

Adverse developments in the secondary mortgage market have had, and in the future could have, a material adverse effect on our business, financial position, results of operations and cash flows.

We historically have relied on selling or securitizing our mortgage loans into the secondary market in order to generate liquidity to fund maturities of our indebtedness, the origination and warehousing of mortgage loans, the retention of mortgage servicing rights and for general working capital purposes. We bear the risk of being unable to sell or securitize our mortgage loans at advantageous times and prices or in a timely manner. Demand in the secondary market and our ability to complete the sale or securitization of our mortgage loans depends on a number of factors, many of which are beyond our control, including general economic conditions, general conditions in the banking system, the willingness of lenders to provide funding for mortgage loans, the willingness of investors to purchase mortgage loans and mortgage-backed securities and changes in regulatory requirements. If it is not possible or economical for us to complete the sale or securitization of certain of our mortgage loans held for sale, we may lack liquidity under our mortgage financing facilities to continue to fund such mortgage loans and our revenues and margins on new loan originations would be materially and negatively impacted, which would materially and negatively impact our Net revenues and Segment profit (loss) of our Mortgage Production segment and also have a material adverse effect on our overall business and our consolidated financial position, results of operations and cash flows. The severity of the impact would be most significant to the extent we were unable to sell conforming mortgage loans to the GSEs or securitize such loans pursuant to GSE sponsored programs.

Losses incurred in connection with actual or projected loan repurchase and indemnification claims may exceed our financial statement reserves and we may be required to increase such reserves in the future. Increases to our reserves and losses incurred in connection with actual loan repurchases and indemnification payments could have a material adverse effect on our business, financial position, results of operation or cash flows.

In connection with the sale of mortgage loans, we make various representations and warranties that, if breached, require us to repurchase the loans or indemnify the purchaser for actual losses incurred in respect of such loans. These representations and warranties vary based on the nature of the transaction and the purchaser's or insurer's requirements but generally pertain to the ownership of the mortgage loan, the real property securing the loan and compliance with applicable laws and applicable lender and government-sponsored entity underwriting guidelines in connection with the origination of the loan. The aggregate unpaid principal balance of loans sold or serviced by us represents the maximum potential exposure related to loan repurchase and indemnification claims, including claims for breach of representation and warranty provisions.

Due to a recent increased focus by the Agencies to allocate more resources on clearing the backlog of previously requested loan files primarily related to origination years 2005 through 2008, combined with elevated mortgage delinquency rates and declining housing prices, we have experienced, and may in the future continue to experience, an increase in loan repurchase and indemnification claims due to actual or alleged breaches of representations and warranties in connection with our sales or servicing of mortgage loans. The estimation of our loan repurchase and indemnification liability requires subjective and complex judgments and considers our estimates for future repurchase demands based upon recent and historical repurchase and indemnification experience, our success rate in appealing repurchase requests and loss severities. Given these trends, there is a reasonable possibility that losses incurred in connection with actual or projected loan repurchase and indemnification claims will be in excess of our financial statement reserves, and we may be required to increase such reserves and may sustain additional losses associated with such loan repurchase and indemnification claims in the future. In addition, an increased level of repurchase requests could result in an increased use of cash, as compared to prior periods, to fund loan repurchases or make-whole payments under loan indemnification agreements. Accordingly, increases to our reserves and losses incurred in connection with actual loan repurchases and indemnification payments in excess of our reserves could have a material adverse effect on our business, financial position, results of operations or cash flows.

Our financial statements are based in part on assumptions and estimates made by our management, including those used in determining the fair values of a substantial portion of our assets. If the assumptions or estimates are subsequently proven incorrect or inaccurate, there could be a material adverse effect on our business, financial position, results of operations or cash flows.

Pursuant to accounting principles generally accepted in the United States, we utilize certain assumptions and estimates in preparing our financial statements, including but not limited to when determining the fair values of certain assets and liabilities, reserves related to litigation and regulatory investigations and reserves related to mortgage representations and warranty claims. If the assumptions or estimates underlying our financial statements are incorrect, we may experience significant losses as the ultimate realization of value may be materially different than the amounts reflected in our consolidated statement of financial position as of any particular date.

A substantial portion of our assets are recorded at fair value based upon significant estimates and assumptions with changes in fair value included in our consolidated results of operations. As of December 31, 2012, 36% of our total assets were measured at fair value on a recurring basis, including $1.0 billion of assets representing our Mortgage servicing rights which are valued using significant unobservable inputs and management's judgment of the assumptions market participants would use in pricing the asset. The determination of the fair value of our assets involves numerous estimates and assumptions made by our management. Such estimates and assumptions include, without limitation, estimates of future cash flows associated with our mortgage servicing rights based upon assumptions involving interest rates as well as the prepayment rates and delinquencies and foreclosure rates of the underlying serviced mortgage loans. The use of different estimates or assumptions in connection with the valuation of these assets could produce materially different fair values, or our fair value estimates may not be realized in an actual sale or settlement, either of which could have a material adverse effect on our consolidated financial position, results of operations or cash flows.

Reserves are established for pending or threatened litigation, claims or assessments when it is probable that a loss has been incurred and the amount of such loss can be reasonably estimated. In light of the inherent uncertainties involved in litigation and other legal proceedings, it is not always possible to determine a reasonable estimate of the amount of a probable loss, and we may estimate a range of possible loss for consideration in its estimates. The estimates are based upon currently available information and involve significant judgment taking into account the varying stages and inherent uncertainties of such matters. Accordingly, our estimates may change from time to time and such changes may be material to our consolidated results of operations, and the ultimate settlement of such matters may have a material adverse effect on our consolidated financial position, results of operations or cash flows.

For additional information on the key areas for which assumptions and estimates are used in preparing our financial statements, see "Part II—Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates" in this Form 10K.

A failure in or breach of our technology infrastructure or information protection programs, or those of our outsource providers, could result in the inadvertent disclosure of the confidential personal information of our customers, as well as the confidential personal information of the employees and customers of our clients. Any such failure or breach could have a material and adverse effect on our business, reputation, results of operations, financial position or cash flows.

Our business model and our reputation as a service provider to our clients are dependent upon our ability to safeguard the confidential personal information of our customers, as well as the confidential personal information of the employees and customers of our clients. Although we have put in place a comprehensive information security program that we monitor and update as needed, security breaches could occur through intentional or unintentional acts by individuals having authorized or unauthorized access to confidential information of our customers or the employees or customers of our clients which could potentially compromise confidential information processed and stored in or transmitted through our technology infrastructure.

A failure in or breach of the security of our information systems, or those of our outsource providers, could result in significant damage to our reputation or the reputation of our clients, could negatively impact our ability to attract or retain clients and could result in increased costs attributable to related litigation or regulatory actions, claims for indemnification, higher insurance premiums and remediation activities, the result of any of which could have a material and adverse effect on our business, reputation, results of operations, financial position, or cash flows.

Risks Related to our Common Stock

There may be a limited public market for our common stock and our stock price may experience volatility.

Our common stock is listed on the New York Stock Exchange, or the NYSE, under the symbol "PHH." However, there can be no assurance that an active trading market for our common stock will be sustained in the future. In addition, the stock market has from time-to-time experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of particular companies. Changes in earnings estimates by analysts, our results in relation to such estimates, and economic and other external factors may have a significant impact on the market price of our common stock. Fluctuations or decreases in the trading price of our common stock may adversely affect the liquidity of the trading market for our common stock and our ability to raise capital through future equity financing.

Future issuances of our Common stock or securities convertible into our Common stock and hedging activities may result in dilution of our stockholders or depress the trading price of our Common stock.

The voting power and ownership percentage of our stockholders will be diluted and the trading price of our Common stock could be substantially decreased if we issue any shares of our Common stock or securities convertible into our Common stock in the future, including the issuance of shares of Common stock upon conversion of any existing convertible notes or the issuance of shares of Common stock upon exercise or settlement of any outstanding share-based payment awards granted under the PHH Corporation Amended and Restated 2005 Equity and Incentive Plan. In addition, the price of our Common stock could also be negatively affected by possible sales of our Common stock by investors who engage in hedging or arbitrage trading activity that we expect to develop involving our Common stock following the issuance of the convertible notes.

We also may issue shares of our Common stock or securities convertible into our Common stock in the future for a number of reasons, including to finance our operations and business strategy (including in connection with acquisitions, strategic collaborations or other transactions), to increase our capital, to adjust our ratio of debt to equity, to satisfy our obligations upon the exercise of outstanding warrants or options or for other reasons. We cannot predict the size of future issuances of our Common stock or securities convertible into our Common stock or the effect, if any, that such future issuances might have to dilute the voting interests of our stockholders or otherwise on the market price for our Common stock.

We did not enter into a hedge transaction associated with the issuance of our Convertible notes due 2017. Upon conversion of the Convertible notes due 2017, the principal amount is payable in cash and to the extent the conversion value exceeds the principal amount of the converted notes we are required to pay or deliver (at our election) (i) cash; (ii) shares of our Common stock; or (iii) a combination of cash and shares of Common stock. The increase in, and any further increases in, the trading price of our common stock since the issuance of those notes, will result in a required cash payment upon conversion of the notes or will result in a dilution of the voting power and ownership percentage of the Common stock held by our existing shareholders, either of which may negatively affect the trading price of our Common stock.

Convertible note hedge and warrant transactions may negatively affect the value of our Common stock.

In connection with the issuance and sale of the Convertible notes due 2014, we entered into convertible note hedge transactions that cover approximately 8,525,484 shares of our Common stock (subject to anti-dilution adjustments) and sold warrants to purchase, subject to anti-dilution adjustments, up to approximately 8,525,484 shares of our Common stock with affiliates of the initial purchasers of the Convertible notes due 2014 (the "Option Counterparties"). The convertible note hedge and warrant transactions are expected to reduce the potential dilution upon conversion of the notes.

In connection with hedging this transaction, the Option Counterparties and/or their respective affiliates entered into various derivative transactions with respect to our Common stock. The Option Counterparties and/or their respective affiliates may modify their hedge positions by entering into or unwinding various derivative transactions with respect to our Common stock or by selling or purchasing our Common stock in secondary market transactions while the Convertible Notes are convertible, which could adversely impact the price of our Common stock. In order to unwind their hedge position with respect to those exercised options, the Option Counterparties and/or their respective affiliates are likely to sell shares of our Common stock in secondary transactions or unwind various derivative transactions with respect to our Common stock during the observation period for the converted 2014 Notes. These activities could negatively affect the value of our Common stock.

Provisions in our charter documents, the Maryland General Corporation Law, New York insurance law and certain of our debt agreements and indentures may delay or prevent our acquisition by a third party.

Our charter and by-laws contain several provisions that may make it more difficult for a third party to acquire control of us without the approval of our board of directors. These provisions include, among other things, a classified board of directors, advance notice for raising business or making nominations at meetings and "blank check" preferred stock. Blank check preferred stock enables our board of directors, without stockholder approval, to designate and issue additional series of preferred stock with such dividend, liquidation, conversion, voting or other rights, including the right to issue convertible securities with no limitations on conversion, as our board of directors may determine, including rights to dividends and proceeds in a liquidation that are senior to the common stock.

We are also subject to certain provisions of the Maryland General Corporation Law which could delay, prevent or deter a merger, acquisition, tender offer, proxy contest or other transaction that might otherwise result in our stockholders receiving a premium over the market price for their common stock or may otherwise be in the best interest of our stockholders. These include, among other provisions:

- the "business combinations" statute which prohibits transactions between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder for five years after the most recent date on which the interested stockholder becomes an interested stockholder and
- the "control share" acquisition statute which provides that control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter.

Our by-laws contain a provision exempting any share of our capital stock from the control share acquisition statute to the fullest extent permitted by the Maryland General Corporation Law. However, our Board of Directors has the exclusive right to amend our by-laws and, subject to their fiduciary duties, and could at any time in the future amend the by-laws to remove this exemption provision.

In addition, we are registered as an insurance holding company in the state of New York as a result of our wholly owned subsidiary, Atrium Insurance Corporation. New York insurance law requires regulatory approval of a change in control of an insurer or an insurer's holding company. Accordingly, there can be no effective change in control of us unless the person seeking to acquire control has filed a statement containing specified information with the New York state insurance regulators and has obtained prior approval for the proposed change from such regulators. The measure for a presumptive change of control pursuant to New York law is the acquisition of 10% or more of the voting stock or other ownership interest of an insurance company or its parent. These laws may discourage potential acquisition proposals and may delay, deter or prevent a change in control of us, including through transactions, and in particular unsolicited transactions, that some or all of our stockholders might consider to be desirable.

The terms of certain of our debt agreements and indentures, including the indentures governing our outstanding Senior notes due 2016 and 2019 and Convertible notes due 2014 and 2017, contain provisions that could prevent or deter a third party from acquiring us. Such indentures may require us to repurchase, for cash, all or a portion of the outstanding notes issued pursuant to such indentures upon a change of control or fundamental change. Further, a change of control or fundamental change may constitute an event of default under certain of our other debt agreements, including our Amended Credit Facility. In addition, in the event of a make-whole fundamental change within the meaning of the indentures governing our Convertible notes due 2014 and 2017, the conversion rate for such Convertible notes may, in some cases, be increased for a holder that elects to convert their notes in connection with such make-whole fundamental change.

Certain provisions of the PHH Home Loans Operating Agreement and the Strategic Relationship Agreement that we have with Realogy and certain provisions in our other mortgage loan origination agreements could discourage third parties from seeking to acquire us or could reduce the amount of consideration they would be willing to pay our stockholders in an acquisition transaction.

Pursuant to the terms of the PHH Home Loans Operating Agreement, beginning on February 1, 2015, Realogy will have the right at any time upon two years' notice to us to terminate its interest in PHH Home Loans. In addition, under the PHH Home Loans Operating Agreement, Realogy may terminate PHH Home Loans if we effect a change in control transaction involving certain competitors or other third parties. In connection with such termination, we would be required to make a liquidated damages payment in cash to Realogy of an amount equal to the sum of (i) two times PHH Home Loans' trailing 12 months net income (except that, in the case of a termination by Realogy following a change in control of us, we may be required to make a cash payment to Realogy in an amount equal to PHH Home Loans' trailing 12 months net income multiplied by (a) if the PHH Home Loans Operating Agreement is terminated prior to its twelfth anniversary, the number of years remaining in the first 12 years of the term of the PHH Home Loans Operating Agreement, or (b) if the PHH Home Loans Operating Agreement is terminated on or after its tenth anniversary, two years), and (ii) all costs reasonably incurred by Cendant (now known as Avis Budget Group, Inc.) and its subsidiaries in unwinding its relationship with us pursuant to the PHH Home Loans Operating Agreement and the related agreements, including the Strategic Relationship Agreement, the Marketing Agreement and the Trademark License Agreements. Pursuant to the terms of the Strategic Relationship Agreement, we are subject to a non-competition provision, the breach of which could result in Realogy having the right to terminate the Strategic Relationship Agreement, seek an injunction prohibiting us from engaging in activities in breach of the non-competition provision or result in our liability for damages to Realogy.

In addition, our agreements with some of our financial institution clients provide the applicable financial institution client with the right to terminate its relationship with us prior to the expiration of the contract term if we complete certain change in control transactions with certain third parties. Because we may be unable to obtain consents or waivers from such clients in connection with certain change in control transactions, the existence of these provisions could discourage certain third parties from seeking to acquire us or could reduce the amount of consideration they would be willing to pay to our stockholders in an acquisition transaction.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Our principal offices are located at 3000 Leadenhall Road, Mt. Laurel, New Jersey 08054.

Our Mortgage Production and Mortgage Servicing segments have centralized operations in approximately 565,000 square feet of shared leased office space in the Mt. Laurel, New Jersey area. We have a second area of centralized offices that are shared by our Mortgage Production and Mortgage Servicing segments in Jacksonville, Florida, where approximately 150,000 square feet is occupied. In addition, our Mortgage Production and Mortgage Servicing segments lease 47 smaller offices located throughout the U.S.

Our Fleet Management Services segment maintains a headquarters office in a 210,000 square-foot office building in Sparks, Maryland. Our Fleet Management Services segment also leases office space and marketing centers in five locations in Canada and has eleven smaller regional locations throughout the U.S.

Item 3. Legal Proceedings

We are party to various claims and legal proceedings from time to time related to contract disputes and other commercial, employment and tax matters. We are not aware of any pending legal proceedings that we believe could have, individually or in the aggregate, a material effect on our business, financial position, results of operations or cash flows. For more information regarding legal proceedings, see Note 16, “"Commitments and Contingencies"” in the accompanying notes to Consolidated Financial Statements.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Price of Common Stock

Shares of our Common stock are listed on the NYSE under the symbol “PHH”. The following table sets forth the high and low sales prices for our Common stock for the periods indicated as reported by the NYSE:

	Stock Price	
	High	Low
January 1, 2011 to March 31, 2011	$ 25.55	$ 20.48
April 1, 2011 to June 30, 2011	22.50	19.41
July 1, 2011 to September 30, 2011	20.92	14.36
October 1, 2011 to December 31, 2011	19.27	8.75
January 1, 2012 to March 31, 2012	16.04	9.68
April 1, 2012 to June 30, 2012	17.92	14.78
July 1, 2012 to September 30, 2012	20.94	15.29
October 1, 2012 to December 31, 2012	23.15	18.50

As of February 19, 2013, there were 6,460 holders of record of our Common stock.

Dividend Policy

Since our spin-off from Cendant Corporation (now known as Avis Budget Group, Inc.) in 2005, we have not paid any cash dividends on our Common stock nor do we foresee paying any cash dividends on our Common stock in the foreseeable future.

The declaration and payment of dividends in the future will be subject to the discretion of our Board of Directors and will depend upon many factors, including our financial condition, earnings, capital requirements of our operating subsidiaries, legal requirements, regulatory constraints and other factors deemed relevant.

Many of our subsidiaries (including certain consolidated partnerships, trusts and other non-corporate entities) are subject to restrictions on their ability to pay dividends or otherwise transfer funds to other consolidated subsidiaries and, ultimately, to PHH Corporation (the parent company). These restrictions are pursuant to the Revolving Credit facility, certain of our asset-backed debt agreements and to regulatory restrictions applicable to the equity of our reinsurance subsidiary. The aggregate restricted net assets of these subsidiaries totaled $884 million as of December 31, 2012. These restrictions on net assets of certain subsidiaries, however, do not directly limit our ability to pay dividends from consolidated Retained earnings.

Certain debt arrangements require the maintenance of financial ratios and contain restrictive covenants applicable to our consolidated financial statement elements, as well as restricted payment covenants that potentially could limit our ability to pay dividends. As of December 31, 2012, we may not pay dividends without the written consent of the lenders of the Revolving Credit facility. See Note 17, "Stock-Related Matters," in the accompanying Notes to Consolidated Financial Statements for further information.

Item 6. Selected Financial Data

The selected financial data set forth below is derived from our audited Consolidated Financial Statements for the periods indicated. Because of the inherent uncertainties of our business, the historical financial information for such periods may not be indicative of our future results of operations, financial position or cash flows:

	Year Ended and As of December 31,				
	2012	2011	2010	2009	2008
	(In millions, except per share data)				
Consolidated Statements of Operations Data:					
Net revenues	$ 2,743	$ 2,214	$ 2,438	$ 2,606	$ 2,056
Net income (loss) attributable to PHH Corporation[1]	34	(127)	48	153	(254)
Basic earnings (loss) per share attributable to PHH Corporation	$ 0.60	$ (2.26)	$ 0.87	$ 2.80	$ (4.68)
Diluted earnings (loss) per share attributable to PHH Corporation	0.56	(2.26)	0.86	2.77	(4.68)
Consolidated Balance Sheets Data:					
Total assets	$ 9,603	$ 9,777	$ 11,270	$ 8,123	$ 8,273
Debt	6,554	6,914	8,085	5,160	5,764
PHH Corporation stockholders' equity	1,526	1,442	1,564	1,492	1,266

(1) Net income (loss) attributable to PHH Corporation for the year ended December 31, 2011 includes a $68 million pre-tax gain on the sale of 50.1% of the equity interests in our appraisal services business. Net income (loss) attributable to PHH Corporation for the year ended December 31, 2008 included $42 million of pre-tax income related to a terminated merger agreement with General Electric Capital Corporation and a $61 million non-cash charge for Goodwill impairment ($26 million net impact after the income tax benefit and the portion attributable to noncontrolling interest).

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with "Part I—Item 1. Business" and our Consolidated Financial Statements and the notes thereto included in this Form 10-K. The following discussion should also be read in conjunction with the "Cautionary Note Regarding Forward-Looking Statements" and the risks and uncertainties described in "Part I—Item 1A. Risk Factors" set forth above.

Our Management's Discussion and Analysis of Financial Condition and Results of Operations is presented in sections as follows:

- Overview
- Results of Operations
- Risk Management
- Liquidity and Capital Resources
- Contractual Obligations
- Off-Balance Sheet Arrangements and Guarantees
- Critical Accounting Policies and Estimates
- Recently Issued Accounting Pronouncements

Annual Report

OVERVIEW

We are a leading outsource provider of mortgage and fleet management services. We conduct our business through three operating segments: a Mortgage Production segment, a Mortgage Servicing segment and a Fleet Management Services segment. Our Mortgage Production segment originates, purchases and sells mortgage loans through PHH Mortgage. Our Mortgage Servicing segment services mortgage loans originated by PHH Mortgage, and also purchases mortgage servicing rights and acts as a subservicer for certain clients that own the underlying servicing rights. Our Fleet Management Services segment provides commercial fleet management services to corporate clients and government agencies throughout the United States and Canada.

Although our Fleet Management Services segment has historically generated a larger portion of our Net revenues, our Mortgage Production and Mortgage Servicing segments have historically contributed a significantly larger portion of our Net income (loss). Our Mortgage Production and Mortgage Servicing segments have experienced, and may continue to experience, high degrees of earnings volatility due to significant exposure to interest rates and the real estate markets, which impacts our loan origination volumes, valuation of our mortgage servicing rights and repurchase and foreclosure-related charges.

See "—Risk Management" in this Form 10-K for additional information regarding our interest rate and market risks.

Executive Summary

In 2012, we were focused on our four key strategies to increase shareholder value:

- pursue disciplined growth in our three franchise platforms which are mortgage private label services, our mortgage relationship with Realogy and our fleet management business;
- drive industry-leading operational excellence;
- continue our unwavering commitment to customer service; and
- in the near-term, prioritize liquidity and cash flow generation from our mortgage and fleet businesses and deleverage the balance sheet.

In 2012, we accomplished several initiatives to improve our liquidity and deleverage the balance sheet, including completing the early repayment of our Medium-term notes due 2013, repaying our Convertible notes due 2012 and completing offerings of Convertible notes due in 2017 and Senior notes due in 2019. These actions resulted in a

$158 million net cash decrease. In addition, we amended our existing Credit Facility extending a portion of the commitments to 2015.

Our unrestricted cash balance was $829 million as of December 31, 2012 compared to $414 million as of December 31, 2011. Excluding the $158 million decrease in cash from deleveraging outlined above, we generated $573 million of positive cash flow which resulted, in part, from our operations and the following efforts in 2012:

- focused our efforts to ensure that our operations are cash flow positive, including reducing the mix of our wholesale/correspondent originations to 18% in 2012 from 31% in 2011 and aligning our business operations with established cash flow targets;
- disposed of assets that are not necessary to support our business strategies, including generating $91 million of cash from the termination of a reinsurance agreement, and sales of non-conforming mortgage loans and mortgage-backed residual investments;
- generated $173 million of cash from the securitization of fleet leases, including the release of overcollateralization from prior securitizations; and
- generated mortgage servicing rights with minimal use of cash.

Some of the actions we took to reposition the business and generate cash flow in 2012 have had a negative impact on our earnings, including the early repayment of Medium-term notes due 2013 which generated a $13 million pre-tax loss and the termination of one of our inactive reinsurance agreements which generated a $16 million pre-tax loss. See "—Liquidity and Capital Resources" for additional information regarding our outstanding indebtedness and liquidity.

We are monitoring a number of regulatory developments that are expected to impact our Mortgage segments, and there has been a heightened focus of regulators on the practices of the mortgage industry. Regulatory and financial reform efforts continued throughout 2012 and into 2013, as regulatory agencies proposed and progressed on finalizing numerous rules. Further, we have experienced and some of our peers have experienced inquiries and requests for information from regulators and attorneys general of certain states as well as various government agencies. We are working diligently in assessing and understanding the implications of the developments in the regulatory environment and we are devoting substantial resources towards implementing all of the new rules and complying with requests from inquires and examinations while meeting the needs and expectations of our clients. For more information about these developments, see "Part I—Item 1. Business—Regulation" and "Part I—Item 1A. Risk Factors—Risks Related to our Company—*Our Mortgage businesses are complex and heavily regulated, and the full impact of regulatory developments to our businesses remains uncertain. In addition, we are subject to litigation, regulatory investigations and inquiries and may incur fines, penalties, and increased costs that could negatively impact our future results of operations or damage our reputation.* " For more information about our significant legal and regulatory matters, see Note 16, "Commitments and Contingencies" in the accompanying Notes to Consolidated Financial Statements.

In our Mortgage Production segment we continued to experience elevated loan margins and volume. Total loan margins during 2012 were 392 basis points, representing a 121 basis points increase over 2011. Our retail platform generated $45.5 billion of closing volume for 2012, a 28% increase from 2011. We expect our retail platform to continue its positive momentum into 2013 through the addition of volume from our new private label relationships, including the one announced with HSBC which is expected to commence in the second quarter of 2013, and through capitalizing on improvements in the housing market from expected home sale volumes and our relationship with Realogy. Wholesale/correspondent closings declined by 38% to $10.1 billion compared to $16.4 billion in 2011, which reflects our emphasis on growth in our retail platform and our efforts to manage cash consumption and loan quality. We expect to manage our wholesale platform in 2013 without a significant change in the mix of originations relative to 2012 levels.

Our Mortgage Servicing segment continued to be negatively impacted by decreasing mortgage interest rates which resulted in an increase in loan payoffs in our capitalized servicing portfolio and unfavorable changes in market-related fair value adjustments of our MSRs. In addition, our Mortgage Servicing segment incurred $182 million of repurchase and foreclosure-related charges compared to $80 million during 2011 largely driven by the increase in repurchase and indemnification requests described below and a decline in our overall success rate in appealing repurchase requests.

During 2012, we received approximately 4,600 repurchase and indemnification requests compared to 3,000 in 2011. The increase in repurchase requests is primarily due to an increase in the number of loan file reviews by the Agencies as they focused more resources on clearing the backlog of previously requested loan files primarily related to origination years 2005 through 2008. The focus of loan file reviews by the Agencies is unpredictable and may change after their reviews of origination years 2005 through 2008 are complete. We continue to monitor these trends and the criteria being used by the Agencies to select loan files to review and may need to further increase our loan repurchase and indemnification liability if the elevated levels of repurchase requests continue. Additionally, an increased level of repurchase requests could result in an increased use of cash, as compared to prior periods, to fund loan repurchases or make-whole payments under loan indemnification agreements. We expect repurchase and foreclosure losses to remain elevated through 2013, as investors continue to review both performing and non-performing loans for potential underwriting defects and representation and warranty violations. See "—Risk Management" for additional information regarding our repurchase obligations and potential exposure.

Our Fleet Management Services segment continued growth in our net investment in leases and also added additional service unit counts to maintenance cards, fuel cards and accident management services. For 2012, segment profit for our Fleet Management Services segment was $87 million, a 16% increase from 2011.

For 2013, we expect to continue with our four strategic priorities that we implemented in 2012. We believe these strategies enhance the ability of our business model to adapt to this rapidly-changing environment, and should enable us to focus on creating long-term value for our borrowers, clients, and shareholders. We are also looking for 2013 to bring increased clarity for the mortgage industry as the regulations promulgated by the CFPB and other regulators are reducing the amount of uncertainty in the industry, but will likely change the way in which mortgage originators and servicers operate and increase the cost of loan origination and servicing.

We will continue to invest in our business to reduce mortgage loan origination defects and simplify processes and to anticipate and address fundamental changes in the industry. We are investing in people, systems and processes to create a long-term viable platform that will perform as the mortgage industry continues to evolve. This investment includes operating and capital expenses related to the expansion of our retail presence, enhancements to our compliance structure to meet new regulatory standards, continued modernization of our information systems, and the achievement of requisite quality and customer service objectives.

RESULTS OF OPERATIONS

Consolidated Results

The following table presents our consolidated results of operations:

	Year Ended December 31,		
	2012	2011	2010
	(In millions, except per share data)		
Net fee income	$ 526	$ 468	$ 448
Fleet lease income	1,364	1,400	1,370
Gain on mortgage loans, net	942	567	635
Mortgage net finance expense	(121)	(88)	(73)
Loan servicing income	449	456	415
Valuation adjustments relating to mortgage servicing rights, net	(502)	(736)	(427)
Other income	85	147	70
Net revenues	2,743	2,214	2,438
Depreciation on operating leases	1,212	1,223	1,224
Fleet interest expense	68	79	91
Total other expenses	1,376	1,114	1,008
Total expenses	2,656	2,416	2,323
Income (loss) before income taxes	87	(202)	115
Income tax (benefit) expense	(6)	(100)	39
Net income (loss)	93	(102)	76
Less: net income attributable to noncontrolling interest	59	25	28
Net income (loss) attributable to PHH Corporation	$ 34	$ (127)	$ 48
Basic earnings (loss) per share attributable to PHH Corporation	$ 0.60	$ (2.26)	$ 0.87
Diluted earnings (loss) per share attributable to PHH Corporation	$ 0.56	$ (2.26)	$ 0.86

The following summarizes the key highlights that drove our operating performance and segment profit (loss) for our reportable segments for 2012 in comparison to 2011:

	Year Ended December 31,	
	2012	2011
	(In millions)	
Reportable Segments Profit (Loss):[1]		
Mortgage Production segment	$ 416	$ 258
Mortgage Servicing segment	(462)	(557)
Fleet Management Services segment	87	75
Other[2]	(13)	(3)

(1) Segment profit (loss) is described in Note 23, "Segment Information", in the accompanying Notes to Consolidated Financial Statements.

(2) For the year ended December 31, 2012, Other primarily represents the loss on early retirement of our Medium-term notes due in 2013.

Mortgage Production Segment

- Segment profit was $158 million higher compared to 2011 primarily due to 121 basis points of higher total margins and a 39% increase in fee-based loan closings, partially offset by a 21% decline in interest rate lock commitments expected to close.

- Interest rate lock commitments expected to close decreased to $26.6 billion from $33.7 billion in 2011, due to a 53% decline in wholesale/correspondent volume and a shift in mix towards fee-based production. Total closings reflect the significant increase in refinance activity as refinance closings increased by 21% compared to 2011 due to the historically low interest rate environment.

- The mix of wholesale/correspondent originations declined to 18% in 2012 from 31% in 2011, reflecting our strategy to selectively manage originations in this platform considering cash consumption and loan quality.

Mortgage Servicing Segment

- Segment loss was $95 million favorable to 2011, driven by a $298 million favorable impact from market-related changes in the fair value of mortgage servicing rights, that was partially offset by a $102 million increase in repurchase and foreclosure-related charges compared to 2011 driven by a significant increase in loan repurchase and indemnification requests in 2012, as discussed under "—Executive Summary".

- Loan servicing income for 2012 includes a loss of $16 million from the termination of one of our inactive reinsurance contracts.

- Mortgage interest rates declined throughout 2012, resulting in a $223 million reduction in the fair value of our mortgage servicing rights. Additionally, loan payoffs in our capitalized servicing portfolio increased 65% compared to 2011, resulting in $69 million of additional decreases in fair value of our mortgage servicing rights from prepayments and a $16 million increase in curtailment interest expense as compared to 2011.

Fleet Management Services Segment

- Segment profit increased by $12 million to $87 million in 2012, driven by growth in net investment in leases, lower funding costs and higher units and usage of fee-based and asset-based management services.

- Maintenance service, fuel and accident management average units all increased in 2012 compared to 2011.

- The average number of leased vehicles declined by 3% compared to 2011; however, our net investment in leases increased by 3% to $3.6 billion compared to December 31, 2011, driven by a change in mix to more expensive truck and service-type vehicles.

Income tax (benefit) expense

Income tax (benefit) expense changes were primarily due to the change in Income (loss) before income taxes, plus significant items that impact the effective tax rate, as discussed below. See Note 14, "Income Taxes" in the accompanying Notes to Consolidated Financial Statements for further information.

2012: Our effective income tax rate was (7.0)% for the year ending December 31, 2012, reflecting a $6 million Income tax benefit on $87 million of Income before income taxes. We recorded an Income tax benefit on our results because our effective tax rate was positively impacted by a $10 million benefit from the impact of applying statutory changes to apportionment weight, apportionment sourcing and corporate income tax rates that were enacted by various states, primarily New Jersey. In addition, $22 million of income tax expense related to Realogy Corporation's portion of income attributable to PHH Home Loans is not considered in our tax provision since we include only our proportionate share of tax on the income of PHH Home Loans.

2011: Our effective income tax rate was (49.7)% for the year ending December 31, 2011 , reflecting a $100 million Income tax benefit on $202 million of Loss before income taxes. The effective tax rate was positively impacted by a $12 million benefit from state and local income taxes due to the mix and amount of pre-tax income and loss from the operations by entity and state tax jurisdiction coupled with a $7 million decrease in the liabilities for income tax contingencies, primarily due to the resolution and settlement with various taxing authorities, including the conclusion of the IRS examination and review of our taxable years 2006 through 2009. In addition, $10 million of income tax expense related to Realogy Corporation's portion of income attributable to PHH Home Loans is not considered in our tax provision since we include only our proportionate share of tax on the income of PHH Home Loans.

2010: Our effective income tax rate was 33.7% for the year ending December 31, 2010, reflecting $39 million of Income tax expense on $115 million of Income before income taxes. The effective tax rate was primarily impacted by a $6 million expense from state and local income taxes due to the mix and amount of pre-tax income and loss from the operations by entity and state tax jurisdiction. In addition, $11 million of income tax expense related to Realogy Corporation's portion of income attributable to PHH Home Loans is not considered in our tax provision since we include only our proportionate share of tax on the income of PHH Home Loans.

Appraisal Services Business Joint Venture

On March 31, 2011, we sold 50.1% of the equity interests in our appraisal services business, Speedy Title and Appraisal Review Services, ("STARS") to CoreLogic, Inc. for a total purchase price of $35 million. We retained a 49.9% equity interest in STARS, which is accounted for under the equity method.

For the year ended December 31, 2012, earnings from the equity method investment in STARS of $6 million are recorded as a component of Other income in the Mortgage Production segment. During the year ended December 31, 2011, a $68 million gain on the sale of STARS was recorded within Other income of the Mortgage Production segment, which consisted of the net present value of the purchase price from CoreLogic plus the $34 million from the initial valuation of our equity method investment.

Mortgage Production Segment

Our Mortgage Production segment provides mortgage services, including private-label mortgage services, to financial institutions and real estate brokers through PHH Mortgage. The segment generates revenue through fee-based mortgage loan origination services and the origination and sale of mortgage loans into the secondary market. PHH Mortgage generally sells all mortgage loans that it originates to secondary market investors, which include a variety of institutional investors, and typically retains the servicing rights on mortgage loans sold. During 2012, 85% of our mortgage loans were sold to, or were sold pursuant to, programs sponsored by Fannie Mae, Freddie Mac or Ginnie Mae and the remaining 15% were sold to private investors. We source mortgage loans through our retail and wholesale/correspondent platforms.

Retail Platform. Through our retail platform, we maintain direct contact with borrowers who are purchasing a home or refinancing a mortgage loan. We operate either through our teleservices operation or our network of field sales professionals. Within our teleservices operation, we provide centralized application and loan processing capabilities for our customers. Our network of field sales professionals are generally located in real estate brokerage offices or are affiliated with financial institution clients around the U.S. and are equipped to provide product information and take mortgage applications. We also maintain multiple internet sites that provide online mortgage application capabilities for our customers.

Our retail platform consists of our private label services and real estate channels:

- ***Private Label Services Channel:*** The private label services channel includes providing outsourced mortgage origination services for wealth management firms, regional banks and community banks throughout the U.S, including Merrill Lynch Home Loans, a division of Bank of America, National Association, Morgan Stanley Private Bank and UBS Bank USA. We are a leading provider of private-label mortgage loan originations and in this channel, we offer a complete outsourcing solution, from processing applications through funding, for clients that wish to offer mortgage services to their customers but are not equipped to handle all aspects of the process cost-effectively.

- ***Real Estate Channel:*** The real estate channel includes providing mortgage origination services for brokers associated with brokerages owned or franchised by Realogy Corporation and other third-party brokers. Through our affiliations with real estate brokers, we have access to home buyers at the time of purchase. Substantially all of the originations through the real estate channel during the years ended December 31, 2012, 2011 and 2010, were originated from Realogy and Realogy Franchisees. For the year ended December 31, 2012, we originated mortgage loans for approximately 16% of the transactions in which real estate brokerages owned by Realogy represented the home buyer and approximately 8% of the transactions in which real estate brokerages franchised by Realogy where we have exclusive marketing service agreements, represented the home buyer. See "Part I—Item 1. Business—Operating Segments" for a further discussion of our relationship with Realogy.

Wholesale/Correspondent Platform. Through our wholesale/correspondent platform, we purchase closed mortgage loans from community banks, credit unions, mortgage brokers and mortgage bankers. We also acquire mortgage loans from mortgage brokers that receive applications from and qualify the borrowers. Wholesale/correspondent originations are highly dependent upon pricing margins and overall industry capacity.

The mortgage industry has continued to be impacted by variety of factors including a low interest rate environment which has increased consumer demand for mortgage loans, more stringent underwriting guidelines, increases in guarantee fees on mortgage backed securities issued by Fannie Mae and Freddie Mac and an increasingly complex regulatory compliance environment. We have continued to experience elevated levels of pricing margins compared to historical periods as mortgage interest rates remained low and consumer demand persisted. However, future conforming loan origination volumes and pricing margins may be negatively impacted by the increases in guarantee fees (which will have the impact of increasing mortgage interest rates charged to borrowers) and by more restrictive underwriting standards.

In addition, the increased consumer demand for mortgage loans, coupled with more stringent underwriting guidelines and the increasingly complex regulatory compliance environment have led to longer processing cycle times across the mortgage industry. Consistent with these industry trends, we have experienced loan processing delays and other service issues that have negatively impacted customer service delivery in our Mortgage Production segment. As a result, we have failed to satisfy certain service level agreements and other performance provisions under some of our mortgage origination assistance agreements. During the year ended December 31, 2012, we incurred $8 million of customer service related expenses resulting from our failure to fully satisfy the terms of service-level and other performance provisions of these contracts which could result in material penalties or the loss of client relationships. We have implemented measures to improve our loan processing and customer service delivery in an effort to more fully satisfy the terms of our mortgage origination assistance agreements.

As of January 2013, Fannie Mae's *Economics and Mortgage Market Analysis* is forecasting a decrease in industry loan originations to $1.6 trillion during 2013 compared to $1.9 trillion during 2012, consisting of a 32% decrease in refinance originations which is offset by a 24% increase in purchase originations. Refinance originations are sensitive to interest rates and despite Fannie Mae projections that interest rates will remain close to current levels throughout 2013, refinancing demand is expected to decline. The increase in projected purchase originations in 2013 is reflective of Fannie Mae's forecast of a 12% increase in total home sales compared to 2012.

For more information, see "Part I—Item 1A. Risk Factors—*Changes in existing U.S. government-sponsored mortgage programs or servicing eligibility standards could materially and adversely affect our business, financial position, results of operations or cash flows and could require us to fundamentally change our business model in order to effectively compete in the market.*" in this Form 10-K.

The following tables present a summary of our financial results and key related drivers for the Mortgage Production segment and are followed by a discussion of each of the key components of Net revenues and Total expenses:

	Year Ended December 31,		
	2012	2011	2010
		($ In millions)	
Loans closed to be sold	$ 36,022	$ 37,889	$ 37,747
Fee-based closings	19,562	14,056	11,247
Total closings	$ 55,584	$ 51,945	$ 48,994
Purchase closings	$ 17,549	$ 20,404	$ 20,270
Refinance closings	38,035	31,541	28,724
Total closings	$ 55,584	$ 51,945	$ 48,994
Retail closings - PLS	$ 31,239	$ 24,162	$ 20,316
Retail closings - Real Estate	14,280	11,430	13,113
Total retail closings	45,519	35,592	33,429
Wholesale/correspondent closings	10,065	16,353	15,565
Total closings	$ 55,584	$ 51,945	$ 48,994
Retail - PLS (in units)	89,980	76,023	69,357
Retail - Real Estate (in units)	57,033	47,037	53,385
Total retail	147,013	123,060	122,742
Wholesale/correspondent (in units)	47,462	77,992	82,955
Total closings (in units)	194,475	201,052	205,697
Loans sold	$ 36,582	$ 40,035	$ 34,535
Applications	$ 72,390	$ 67,586	$ 74,628
IRLCs expected to close	$ 26,599	$ 33,717	$ 38,330
Total loan margin (in bps)	392	271	290

	Year Ended December 31,		
	2012	2011	2010
		(In millions)	
Mortgage fees	$ 346	$ 295	$ 291
Gain on mortgage loans, net	942	567	635
Mortgage interest income	84	101	97
Mortgage interest expense	(150)	(125)	(113)
Mortgage net finance expense	(66)	(24)	(16)
Other income	12	76	1
Net revenues	1,234	914	911
Salaries and related expenses	419	341	369
Occupancy and other office expenses	31	30	34
Other depreciation and amortization	7	9	10
Other operating expenses	302	251	202
Total expenses	759	631	615
Income before income taxes	475	283	296
Less: net income attributable to noncontrolling interest	59	25	28
Segment profit	$ 416	$ 258	$ 268

Mortgage Production Statistics

Mortgage loan originations are driven by the demand to fund home purchases and the demand to refinance existing loans. Purchase closings are influenced by the number of home sales, the amount of homebuyers needing a mortgage and the overall condition of the housing market whereas refinance closings are sensitive to interest rate changes relative to borrowers' current interest rates. Refinance closings typically increase when interest rates fall and decrease when interest rates rise. Although the level of interest rates is a key driver of refinancing activity, there are other factors which influence the level of refinance closings including home prices, levels of home equity, underwriting standards and product characteristics.

Interest rate lock commitments ("IRLCs") represent an agreement to extend credit to a mortgage loan applicant, or an agreement to purchase a loan from a third-party originator, whereby the interest rate on the loan is set prior to funding. IRLCs expected to close are adjusted for the amount of loans expected to close in accordance with the terms of the commitment. IRLCs expected to close result in loans closed to be sold as we do not enter into interest rate lock commitments on fee-based closings.

2012 Compared With 2011: As of January 2013, Fannie Mae's *Economics and Mortgage Market Analysis* shows an increase in mortgage industry origination volumes of approximately 28% during 2012 compared to 2011 which primarily consisted of higher refinance closings that continued to be positively impacted by a sustained low interest rate environment despite the many borrowers who took advantage of refinance incentives during prior periods of low interest rates. During the second half of 2012, among other actions, the Federal Reserve announced plans to purchase an additional $40 billion of agency mortgage-backed securities per month to reinforce the low interest rate environment and support the mortgage markets. Based on the January industry origination volumes reported by Fannie Mae, refinance closings represented 73% of total origination volumes during 2012 compared to 66% during 2011.

Our total closings increased by $3.6 billion (7%) compared to 2011 and were comprised of a $6.5 billion increase in refinance closings offset by a $2.9 billion decrease in purchase closings. Refinance closings were 68% of our total closing volumes during 2012 compared to 61% in 2011. While we have seen a positive trend in closings from our real estate channel driven by an improvement in home sales, our purchase closings decreased compared to 2011 due to our planned reduction in wholesale/correspondent volume.

Wholesale/correspondent closings declined by 38% to $10.1 billion compared to $16.4 billion in 2011. This decrease reflects our strategy to focus growth in our retail platform and our efforts to manage cash consumption and the underlying quality of the loans originated in the wholesale/correspondent platform. As of December 31,

2012, 23% of our outstanding IRLCs expected to close were wholesale/correspondent compared to 44% at the end of 2011.

Total applications increased by 7% compared to 2011 resulting from a growth in our retail platform where a low interest rate environment and higher consumer demand contributed to a 36% increase in retail applications which was offset by a decline in wholesale/correspondent volume. Our IRLCs expected to close declined by 21% primarily due to the change in mix to a greater composition of fee-based production where we do not enter into an interest rate lock commitment and lower wholesale/correspondent volume.

We have continued to experience elevated levels of pricing margins compared to historical periods as mortgage interest rates remained low and consumer demand persisted which resulted in a 121 basis points (45%) increase in average total loan margins from 2011. Although we expect pricing margins to eventually decline from the levels experienced during 2012, we believe that margins could remain elevated in 2013 when compared to levels prior to the credit crisis, reflecting a longer term industry view of the returns required to manage the underlying risk of a mortgage production and servicing business.

2011 Compared With 2010: Total closings increased $3.0 billion (6%) compared to 2010 primarily due to a $2.8 billion increase in refinance closings coupled with a slight increase in purchase closings. The significant increase in refinance closings was a result of the decline in mortgage interest rates during the latter half of 2010 which resulted in an increase in refinance activity and IRLCs during that period, which ultimately closed in 2011. The increase in purchase closings was driven by an improvement in home sales compared to 2010.

The mix of total closings between retail and wholesale/correspondent closings was generally consistent in 2011 compared to 2010 which reflected the execution of our strategy to grow our market share through this channel in those periods despite declining industry volumes. During 2011, the composition of total closings shifted to a higher percentage of fee-based closings which was primarily related to an improvement in the market for non-agency jumbo loan originations.

Mortgage Fees

Retail closings and fee-based closings are key drivers of Mortgage fees. Mortgage fees consist of fee income earned on all loan originations, including loans closed to be sold and fee-based closings. Fee income consists of amounts earned related to application and underwriting fees and fees on cancelled loans. Appraisal and other income generated by our appraisal services business is included through the quarter ended March 31, 2011. Fee income also consists of amounts earned from financial institutions related to brokered loan fees and origination assistance fees resulting from our private-label mortgage outsourcing activities. Fees associated with the origination and acquisition of mortgage loans are recognized as earned.

2012 Compared With 2011: Mortgage fees increased by $51 million compared to 2011 which included a $41 million increase in origination assistance fees from private label clients and a $16 million increase in appraisal and application revenue, that was offset by a $7 million decrease in correspondent underwriting fees. Origination assistance fees were positively impacted by an 18% increase in private label closing units compared to 2011. The increase in appraisal and application revenues were driven by a 19% increase in the total number of retail closing units compared to 2011 due to growth in our retail platform. The decrease in correspondent underwriting fees were the result of our planned reduction in wholesale/correspondent volume as discussed above.

2011 Compared With 2010: Mortgage fees increased by $4 million compared to 2010 primarily due to a 6% increase in retail closings, which was partially offset by a decrease in fee income generated by our appraisal services business.

Gain on Mortgage Loans, Net

Gain on mortgage loans, net includes realized and unrealized gains and losses on our mortgage loans, as well as the changes in fair value of our IRLCs and loan-related derivatives. The fair value of our IRLCs is based upon the estimated fair value of the underlying mortgage loan, adjusted for: (i) the estimated costs to complete and originate the loan and (ii) the estimated percentage of IRLCs that will result in a closed mortgage loan. The valuation of our interest rate lock commitments and mortgage loans approximates a whole-loan price, which includes the value of the related mortgage servicing rights. Mortgage servicing rights are recognized and capitalized at the date the loans are sold and subsequent changes in the fair value are recorded in Change in fair value of mortgage servicing rights in the Mortgage Servicing segment.

The components of Gain on mortgage loans, net were as follows:

	Year Ended December 31,		
	2012	2011	2010
		(In millions)	
Gain on loans	$ 804	$ 482	$ 624
Change in fair value of Scratch and Dent and certain non-conforming mortgage loans	(41)	(11)	(19)
Economic hedge results	179	96	30
Total change in fair value of mortgage loans and related derivatives	138	85	11
Total	$ 942	$ 567	$ 635

Annual Report

Gain on loans is primarily driven by the volume of IRLCs expected to close, total loan margins and the mix of wholesale/correspondent closing volume. Margins generally widen when mortgage interest rates decline and tighten when mortgage interest rates increase, as loan originators balance origination volume with operational capacity. For wholesale/correspondent closings and certain retail closings from our private label clients, the cost to acquire the loan reduces the gain from selling the loan into the secondary market.

Change in fair value of Scratch and Dent and certain non-conforming mortgage loans is primarily driven by additions, sales and changes in value of Scratch and Dent loans, which represent loans with origination flaws or performance issues.

Economic hedge results represent the change in value of mortgage loans, interest rate lock commitments and related derivatives, including the impact of changes in actual pullthrough as compared to our initial assumptions. We use derivative instruments to economically hedge changes in value of mortgage loans and interest rate lock commitments from the date of interest rate lock commitment through the date the loan is sold into the secondary market. These derivatives are intended to mitigate the changes in value attributable to changes in interest rates. Economic hedge results also include changes in value of mortgage loans held for sale due to changes in expected execution upon sale which may not be interest rate related and would not be offset by changes in value of derivative instruments.

2012 Compared With 2011: Gain on loans increased by $322 million compared to 2011 primarily due to a higher mix of retail IRLCs and higher total loan margins that were partially offset by a 21% decrease in IRLCs expected to close. Although total IRLCs declined, there was a greater mix of retail IRLCs during 2012 which had a positive impact to gain on loans. Average total loan margins increased by 121 basis points which was driven by a reduction in mortgage interest rates and higher consumer demand.

The $30 million unfavorable change in fair value of Scratch and Dent and certain non-conforming loans compared to 2011 was primarily attributable to a larger population of additions to Scratch and Dent loans resulting from higher repurchase activity.

The $83 million increase in economic hedge results compared to 2011 was largely driven by favorable execution gains on mortgage loans sold and lower interest rate volatility that were partially offset by a lower impact from changes in actual pullthrough of mortgage loans as compared to initial assumptions.

2011 Compared With 2010: Gain on loans decreased by $142 million compared to 2010 primarily due to a 12% decrease in IRLCs expected to close and lower total margins. The decrease in total margins was primarily attributable to the lower value of initial capitalized mortgage servicing rates, which resulted from reductions in mortgage interest rates, coupled with slightly lower initial pricing margins compared to 2010.

The $8 million favorable change in fair value of Scratch and Dent and certain non-conforming loans compared to 2010 was primarily due to the sale of Scratch and Dent loans at a gain during 2011, coupled with an increase in the estimated fair value of the remaining population of Scratch and Dent loans.

The $66 million increase in economic hedge results compared to 2010 was primarily driven by lower volatility in mortgage interest rates partially offset by a lower impact from actual pullthrough of mortgage loans, as compared to assumptions. Interest rates were relatively stable during 2011 compared to 2010 as the significant volatility in interest rates during 2010 led to higher hedge costs and less favorable economic hedge results.

Mortgage Net Finance Expense

Mortgage net finance expense allocable to the Mortgage Production segment consists of interest income on mortgage loans, interest expense allocated on debt used to fund mortgage loans and an allocation of interest expense for working capital. Mortgage net finance expense is driven by the average balance of loans held for sale, the average volume of outstanding borrowings, the average number of days loans are held prior to sale to investors, the note rate on loans held for sale and the cost of funds rate of our outstanding borrowings. A significant portion of our loan originations are funded with variable-rate short-term debt.

2012 Compared With 2011: Mortgage net finance expense increased by $42 million compared to 2011 and was comprised of a $25 million increase in Mortgage interest expense and a $17 million decrease in Mortgage interest income. The increase in Mortgage interest expense was driven by higher allocated financing costs of corporate unsecured borrowings resulting primarily from the higher effective interest rate of the convertible note issuance, which was partially offset by a lower average balance of loans held for sale. The decrease in Mortgage interest income was primarily due to a lower average balance and note rate of loans held for sale.

2011 Compared With 2010: Mortgage net finance expense increased $8 million compared to 2010 and was comprised of a $12 million increase in Mortgage interest expense partially offset by a $4 million increase in Mortgage interest income. The increase in Mortgage interest expense was primarily attributable to a higher average volume of loans held for sale that was partially offset by lower average interest rates compared to 2010. Mortgage interest expense was also negatively impacted by higher allocated financing costs related to an increase in the cost of funds rate of outstanding unsecured borrowings. The increase in mortgage interest income was primarily due to a higher average volume of loans held for sale that was partially offset by lower average note rates on loans resulting from lower mortgage interest rates for conforming first mortgage loans compared to 2010.

Other Income

2012 Compared With 2011: Other income decreased by $64 million compared to 2011 primarily due to a $68 million gain realized during 2011 related to the 50.1% sale of the equity interests in STARS, which was offset by income from a termination fee resulting from the loss of a private label client relationship during 2012.

2011 Compared With 2010: Other income increased $75 million compared to 2010 which was primarily attributable to a $68 million gain related to the 50.1% sale of the equity interests in STARS and $3 million in earnings from our continued equity interest STARS subsequent to the sale.

Salaries and Related Expenses

Salaries and related expenses allocable to the Mortgage Production segment consist of salaries, payroll taxes, benefits and incentives paid to employees in our mortgage production operations and commissions paid to employees involved in the loan origination process.

The components of Salaries and related expenses were as follows:

	Year Ended December 31,		
	2012	2011	2010
		(In millions)	
Salaries, benefits and incentives	$ 260	$ 207	$ 215
Commissions	124	98	109
Contract labor and overtime	35	36	45
Total	$ 419	$ 341	$ 369

Salaries, benefits and incentives are primarily driven by the average number of permanent employees. Commissions are primarily driven by the volume of retail closings. Contract labor and overtime are primarily driven by origination volumes and consists of overtime paid to permanent employees and amounts paid to temporary and contract personnel. We continue to balance the number of full-time employees and the use of temporary and contract personnel with anticipated loan origination volumes.

2012 Compared With 2011: Salaries, benefits and incentives increased by $53 million compared to 2011 primarily due to a higher number of average permanent employees and an increase in management incentive compensation. The higher number of average permanent employees is related to a 19% increase in the total number of retail closing units, increased staffing levels associated with expected future mortgage origination activity and the continued development of our mortgage compliance programs, loan quality and customer service initiatives.

The $26 million increase in commissions was primarily attributable to a 25% increase in closings from our real estate channel which has higher commission rates than our private label services channel.

2011 Compared With 2010: Salaries, benefits and incentives decreased by $8 million compared to 2010 primarily from the combination of general and administrative functions which is allocated to Other expenses in 2011 partially offset by an increase related to a higher average number of permanent employees in the mortgage production operations. The $11 million decrease in commissions was primarily due to a decline in closings from our real estate channel which have higher commission rates than private label closings. Despite a 6% increase in total closing volumes, contract labor and overtime decreased by $9 million and was driven by lower application volumes related to lower overall industry volumes and our efforts to improve operational efficiencies in our mortgage production operations. In response to a decline in mortgage interest rates during the latter half of 2010, our costs associated with contract labor and overtime increased during 2010 to accommodate higher application volumes as many borrowers took advantage of the low interest rate environment which resulted in an increase in refinance activity and IRLCs during that period, which ultimately closed in 2011.

Other Operating Expenses

Other operating expenses allocable to the Mortgage Production segment consist of production-related direct expenses, allocations for corporate overhead and other production related expenses.

The components of Other operating expenses were as follows:

	Year Ended December 31,		
	2012	2011	2010
		(In millions)	
Production-related direct expenses	$ 125	$ 103	$ 105
Corporate overhead allocation	81	71	14
Other expenses	96	77	83
Total	$ 302	$ 251	$ 202

Production-related direct expenses represent variable costs directly related to the volume of loan originations and consist of appraisal, underwriting and other direct loan origination expenses. These expenses are incurred during the loan origination process and are primarily driven by the volume of applications. Corporate overhead allocations relate to segment allocations of shared general and administrative costs and costs associated with operating and managing corporate functions. Other expenses consist of other production-related expenses that include, but are not limited to professional fees, information technology costs, outsourcing fees and customer service expenses.

2012 Compared With 2011: The $22 million increase in production-related direct expenses compared to 2011 was largely driven by a 36% increase in the total number of retail applications.

Corporate overhead allocations increased by $10 million compared to 2011 primarily due to information technology-related expenses associated with private label client implementations which are allocated fully to the Mortgage Production segment. See "—Results of Operations—Other" for a description and drivers of the expenses included in our centralized corporate platform.

The $19 million increase in Other expenses compared to 2011 was primarily attributable to an $11 million increase in consulting and outsourcing services driven by compliance, customer service and operational initiatives and a $5 million increase in customer service-related expenses. The remaining $3 million increase in Other expenses was due to costs associated with managing our origination platforms, including costs for regulatory compliance.

2011 Compared With 2010: Production-related direct expenses decreased slightly compared to 2010 despite a 6% increase retail closings. Corporate overhead allocation was unfavorably impacted by $57 million from the combination of general and administrative functions coupled with further investments in our information technology platform and enterprise risk management process. The $6 million decrease in other expenses primarily resulted from $10 million of direct expenses incurred during 2010 associated with executing our transformation plan and a $7 million reduction in information technology expenses resulting from the combination of general and administrative functions discussed above that were partially offset by an increase in expenses associated with legal and regulatory compliance activities, customer service and other expenses resulting from the high level of refinance activity and IRLCs experienced during the latter half of 2010, which ultimately closed in 2011.

Mortgage Servicing Segment

We principally generate revenue in our Mortgage Servicing segment through fees earned from our mortgage servicing rights or from our subservicing agreements. Mortgage servicing rights are the rights to receive a portion of the interest coupon and fees collected from the mortgagors for performing specified mortgage servicing activities, which consist of collecting loan payments, remitting principal and interest payments to investors, managing escrow funds for the payment of mortgage-related expenses such as taxes and insurance, performing loss mitigation activities on behalf of investors and otherwise administering our mortgage loan servicing portfolio. Mortgage servicing rights for sold loans are initially recorded at fair value in our Mortgage Production Segment's results of operations. Changes in fair value subsequent to the initial capitalization are recorded in our Mortgage Servicing Segment's results of operations. Our Mortgage Servicing segment also includes the results of our reinsurance activities from our wholly owned subsidiary, Atrium Reinsurance Corporation.

Our servicing operations continue to be negatively impacted by conditions in the housing market and general economic factors, including higher unemployment rates, which have led to elevated levels of delinquencies, significant increases in repurchase requests and high loss severities on defaulted loans. These factors, plus the increased regulatory focus on servicing activities, have increased and will likely continue to increase servicing costs across the industry. See "—Risk Management" for additional information regarding loan repurchase trends and our related reserves.

The following tables present a summary of our financial results and key related drivers for the Mortgage Servicing segment, and are followed by a discussion of each of the key components of Net revenues and Total expenses:

	December 31,		
	2012	2011	2010
		($ In millions)	
Total loan servicing portfolio	$ 183,730	$ 182,387	$ 166,075
Number of loans serviced	1,015,286	1,063,884	1,005,950
Capitalized loan servicing portfolio	$ 140,381	$ 147,088	$ 134,753
Capitalized servicing rate	0.73 %	0.82 %	1.07 %
Capitalized servicing multiple	2.4	2.7	3.5
Weighted-average servicing fee (in basis points)	30	31	30

	Year Ended December 31,		
	2012	2011	2010
		(In millions)	
Average total loan servicing portfolio	$ 185,859	$ 174,332	$ 156,825
Average capitalized loan servicing portfolio	146,379	142,128	130,462
Payoffs and principal curtailments of capitalized portfolio	38,314	25,168	25,887

	Year Ended December 31,		
	2012	2011	2010
		(In millions)	
Mortgage interest income	$ 9	$ 15	$ 15
Mortgage interest expense	(62)	(76)	(69)
Mortgage net finance expense	(53)	(61)	(54)
Loan servicing income	449	456	415
Change in fair value of mortgage servicing rights	(497)	(733)	(427)
Net derivative loss related to mortgage servicing rights	(5)	(3)	—
Valuation adjustments related to mortgage servicing rights, net	(502)	(736)	(427)
Net loan servicing loss	(53)	(280)	(12)
Other (expense) income	—	(2)	3
Net revenues	(106)	(343)	(63)
Salaries and related expenses	37	33	37
Occupancy and other office expenses	10	10	9
Other depreciation and amortization	—	1	1
Other operating expenses	309	170	131
Total expenses	356	214	178
Segment loss	$ (462)	$ (557)	$ (241)

Mortgage Net Finance Expense

Mortgage net finance expense allocable to the Mortgage Servicing segment consists of interest income from escrow balances, income from investment balances (including investments held in reinsurance trusts) and interest expense allocated on debt used to fund our Mortgage servicing rights ("MSRs"), which is driven by the average volume of outstanding borrowings and the cost of funds rate of our outstanding borrowings.

2012 Compared With 2011: Mortgage net finance expense decreased by $8 million compared to 2011 and was comprised of a $14 million decrease in Mortgage interest expense that was offset by a $6 million decrease in Mortgage interest income. The decrease in Mortgage interest expense was primarily attributable to a decrease in the interest expense allocated to fund our MSRs resulting from a lower average MSR balance. In addition, Mortgage interest expense and Mortgage interest income both decreased by $5 million compared to 2011 due to the first quarter 2012 deconsolidation of a mortgage securitization trust where we sold the residual interest.

2011 Compared With 2010: Mortgage net finance expense increased by $7 million (13%) compared to 2010 primarily due to an increase in the interest expense allocated to fund our MSRs resulting from a higher average MSR balance. The low interest rate environment has continued to significantly reduce the earnings opportunity related to our escrow balances as the ending one-month LIBOR rate at December 31, 2011 was 30 basis points.

Loan Servicing Income

The components of Loan servicing income were as follows:

	Year Ended December 31,		
	2012	2011	2010
		(In millions)	
Servicing fees from capitalized portfolio	$ 437	$ 426	$ 387
Subservicing fees	14	14	14
Late fees and other ancillary servicing revenue	62	61	66
Curtailment interest paid to investors	(45)	(29)	(33)
Net reinsurance loss	(19)	(16)	(19)
Total	$ 449	$ 456	$ 415

The primary drivers for Loan servicing income are the average capitalized loan servicing portfolio and average servicing fee. Service fee revenue is driven by recurring servicing fees that are recognized upon receipt of the coupon payment from the borrower and recorded net of guaranty fees. For loans that are subserviced for others, we receive a nominal stated amount per loan which is less than our average servicing fee related to the capitalized portfolio. Curtailment interest paid to investors represents uncollected interest from the borrower that is required to be passed onto investors and is primarily driven by the number of loan payoffs. Net reinsurance loss represents premiums earned on reinsurance contracts, net of ceding commission and provisions for reinsurance reserves.

2012 Compared With 2011: The $11 million increase in servicing fees from the capitalized portfolio was primarily related to a 3% increase in the average capitalized loan servicing portfolio compared to 2011. Subservicing fees remained at $14 million, the same level as 2011. While the unpaid principal balance of our subserviced loan servicing portfolio increased by 27% since the end of 2011, we earn fees on a per loan basis and the number of loans in our subserviced portfolio decreased by 4% in the same period, which was offset by an increase in the average subservicing fee earned per loan compared to 2011. Going into 2013, we expect to more than double our subservicing portfolio from 2012 with the addition of approximately $50 billion in subservicing from our new relationship with HSBC.

Curtailment interest paid to investors increased by $16 million due to a 70% increase in loan payoffs in our total loan servicing portfolio compared to 2011.

The $3 million increase in net reinsurance loss compared to 2011 included a $16 million loss related to the termination of an inactive reinsurance contract and a $9 million decrease in premiums earned primarily due to the termination of a contract and portfolio runoff, that were offset by a $22 million decrease in the provision for reinsurance reserves resulting from maximum loss rates being reached for certain origination years during 2011. We paid $44 million and $65 million in reinsurance claims during 2012 and 2011, respectively as additional foreclosures were completed and insurance claims were processed. We expect that the cash and securities we currently hold in trust to pay future claims is significantly higher than our projected reinsurance losses and obligations.

2011 Compared With 2010: The $39 million increase in servicing fees from the capitalized portfolio was primarily due to a 9% increase in the average capitalized loan servicing portfolio compared to 2010 coupled with a slight increase in the weighted average servicing fee. The $5 million decrease in late fees and other ancillary servicing revenue was due to a decrease in other ancillary revenue generated by our appraisal services business. Curtailment interest paid to investors decreased by $4 million compared to 2010 due to a 3% decrease in loan payoffs in our total loan servicing portfolio during 2011 compared to 2010. The $3 million decrease in net reinsurance loss was primarily attributable to a $7 million decrease in the provision for reinsurance reserves resulting from lower delinquencies associated with reinsured loans which was partially offset by a $4 million decrease in premiums earned related to outstanding reinsurance agreements which have continued in runoff status.

Valuation Adjustments Related to Mortgage Servicing Rights

Valuation adjustments related to mortgage servicing rights include Change in fair value of mortgage servicing rights and Net derivative loss related to mortgage servicing rights. The components of Valuation adjustments related to mortgage servicing rights are discussed separately below.

Change in Fair Value of Mortgage Servicing Rights: The fair value of our MSRs is estimated based upon projections of expected future cash flows considering prepayment estimates, our historical prepayment rates, portfolio characteristics, interest rates based on interest rate yield curves, implied volatility, servicing costs and other economic factors. Generally, the value of our MSRs is expected to increase when interest rates rise and decrease when interest rates decline due to the effect those changes in interest rates have on prepayment estimates. Other factors noted above as well as the overall market demand for MSRs may also affect the valuation.

The components of Changes in fair value of mortgage servicing rights were as follows:

	Year Ended December 31,		
	2012	2011	2010
		(In millions)	
Actual prepayments of the underlying mortgage loans	$ (233)	$ (164)	$ (184)
Actual receipts of recurring cash flows	(41)	(48)	(41)
Market-related fair value adjustments	(223)	(521)	(202)
Total	$ (497)	$ (733)	$ (427)

The change in fair value of MSRs due to actual prepayments is driven by two factors: (i) the number of loans that prepaid during the period and (ii) the current value of the mortgage servicing right asset at the time of prepayment. Market-related fair value adjustments represent the change in fair value of MSRs due to changes in market inputs and assumptions used in the valuation model. Refer to "—Critical Accounting Policies and Estimates" for a description of the updates made to the model used in the valuation of our mortgage servicing rights.

2012 Compared With 2011: The $69 million increase in actual prepayments of the underlying mortgage loans compared to 2011 was primarily due to a 65% increase in loan payoffs in the capitalized loan servicing portfolio which was partially offset by an 11 basis points decrease in the average MSR value of prepayments.

Market-related fair value adjustments decreased the value of our MSRs by $223 million during 2012 which was primarily attributable to a decrease in mortgage interest rates, including a 66 basis points decrease in the primary mortgage rate used to value our MSR. The $521 million market-related fair value decrease during 2011 was driven by a decrease in mortgage interest rates and includes a $40 million unfavorable impact resulting from our assessment of projected costs associated with servicing delinquent and foreclosed loans and a $20 million unfavorable change related to an increase in projected future prepayments linked to expected borrower participation in the Home Affordability Refinance Program.

2011 Compared With 2010: The $20 million decrease in actual prepayments of the underlying mortgage loans compared to 2010 was primarily due to a 7% decrease in loan payoffs in the capitalized loan servicing portfolio and a 4 basis point decrease in the average MSR value of prepayments.

Market-related fair value adjustments decreased the value of our MSRs by $521 million during 2011 compared to $202 million during 2010. The $521 million decrease during 2011 was primarily attributable to a decrease in mortgage interest rates, coupled with a $40 million unfavorable change resulting from an increase in projected costs associated with servicing delinquent and foreclosed loans as well as a $20 million unfavorable change resulting from an increase in projected prepayments related to the implementation of the revised Home Affordability Refinance Program. During 2011, the primary mortgage rate used to value our MSR declined by 93 bps, which resulted in an increase in expected prepayments from increased refinance activity. The $202 million decrease during 2010 was primarily due to a decrease in mortgage interest rates which led to higher expected prepayments. During 2010, the primary mortgage rate used to value our MSR declined by 41 bps.

Net Derivative Loss Related to Mortgage Servicing Rights: We may choose to use a combination of derivative instruments to protect against potential adverse changes in the fair value of our MSRs resulting from a decline in interest rates. If the derivative instruments are effective, the change in fair value of derivatives is intended to react in the opposite direction of the market-related change in the fair value of MSRs, and generally increase in value as interest rates decline and decrease in value as interest rates rise.

The size and composition of derivatives instruments used depends on a variety of factors, including the potential decline in value of our MSRs based on our evaluation of the current market environment and the interest rate risk inherent in our capitalized servicing portfolio which requires assumptions with regards to future replenishment rates, loan margins, the value of additions to MSRs and loan origination costs. Many factors can impact these estimates, including loan pricing margins, the availability of liquidity to fund additions to our capitalized MSRs and the ability to adjust staffing levels to meet changing consumer demand. As a result, our decisions regarding the levels, if any, of our derivatives related to mortgage servicing rights could result in continued volatility in the results of operations for our Mortgage Servicing segment.

The value of derivatives related to our MSRs decreased by $5 million and $3 million during 2012 and 2011, respectively. There were no open derivatives related to MSRs during 2010.

Other Income

Other income allocable to the Mortgage Servicing segment primarily consists of the change in the net fair value of a mortgage securitization trust where we hold a residual interest. These residual interests were sold during the first quarter of 2012.

2012 Compared With 2011: Other income during 2012 was not significant however, it included a $2 million loss on sale of our residual interests in the mortgage securitization trust which was partially offset by $1 million of realized gains from the sale of available-for-sale securities associated with restricted investments held in our reinsurance trust accounts.

2011 Compared With 2010: The $5 million unfavorable change compared to 2010 was primarily due to an increase in projected credit losses of the underlying securitized mortgage loans.

Annual Report

Salaries and Related Expenses

Salaries and related expenses allocable to the Mortgage Servicing segment consist of salaries, payroll taxes, benefits and incentives paid to employees in our servicing operations.

2012 Compared With 2011: Salaries and related expenses increased by $4 million compared to 2011 due to an increase in the average number of permanent employees as we continue to balance resources in order to implement new industry servicing and compliance practices.

2011 Compared With 2010: The $4 million (11%) decrease in salaries and related expenses compared to 2010 was primarily attributable to the combination of general and administrative functions, which is allocated to Other operating expenses in 2011.

Other Operating Expenses

The following table presents a summary of Other operating expenses:

	Year Ended December 31,		
	2012	2011	2010
		(In millions)	
Repurchase and foreclosure-related charges	$ 182	$ 80	$ 72
Corporate overhead allocation	18	15	3
Other expenses	109	75	56
Total	$ 309	$ 170	$ 131

Repurchase and foreclosure-related charges are primarily driven by the actual and projected volumes of repurchase and indemnification requests, our success rate in appealing repurchase requests and expected loss severities. Repurchase requests from all investors and insurers have been volatile and the persistency of these recent trends remains extremely uncertain. Expected loss severities are impacted by various economic factors including delinquency rates and home price values while our success rate in appealing repurchase requests can fluctuate based on the validity and composition of repurchase demands and the underlying quality of the loan files.

Corporate overhead allocations relate to segment allocations of shared general and administrative costs and costs associated with operating and managing corporate functions.

Other expenses include operating expenses of the Mortgage Servicing segment, including costs directly associated with servicing loans in foreclosure and real estate owned, professional fees and outsourcing fees.

2012 Compared With 2011: Repurchase and foreclosure-related charges increased by $102 million compared to 2011 and were driven by a significant increase in the actual and projected number of future repurchase and indemnification requests and a decline in our success rate in appealing repurchase requests that were partially offset by a decrease in our estimated future loss severities. Repurchase requests increased by 52% during 2012 which was primarily driven by the Agencies' focus on clearing the backlog of previously requested loan files related to the origination years 2005 through 2008. See "—Risk Management" for a discussion of our Repurchase and foreclosure-related liabilities and related trends.

Corporate overhead allocations increased by $3 million compared to 2011. See "—Results of Operations—Other" for a description and drivers of the expenses included in our centralized corporate platform.

Other expenses increased by $34 million compared to 2011 which was largely attributable to an increase in unreimbursed servicing and interest costs associated with servicing delinquent and foreclosed loans and real estate owned. We also recognized an increase in consulting fees, outsourcing services and other costs related to managing our servicing platform to comply with new industry servicing and compliance practices that were partially offset by a decrease in the provision for compensatory fees and litigation costs related to foreclosure proceedings.

2011 Compared With 2010: The continuing high levels of repurchase requests, primarily from the Agencies, and loss severities contributed to $80 million in repurchase and foreclosure-related charges during 2011. The pipeline of unresolved repurchase requests was 35% larger at the end of 2011 compared to 2010. The $72 million in repurchase and foreclosure-related charges during 2010 was primarily due to the timing of repurchases, indemnifications and make-whole payments on defaulted loans. Corporate overhead allocation was unfavorably impacted by $12 million from the combination of general and administrative functions and further investments in our information technology platform and enterprise risk management process. The $19 million increase in other expenses was primarily attributable to a $12 million increase in expenses associated with servicing delinquent and foreclosed loans and real estate owned, including provisions for compensatory fees and litigation costs related to foreclosure processing.

Fleet Management Services Segment

We principally generate revenue in our Fleet Management Services segment through the amounts earned on operating leasing agreements and fee income earned on additional services and products provided to our fleet management customers. Growth in our Fleet Management Services segment is driven principally by increased market share in fleets greater than 75 units and increased fee-based services.

The fleet management industry has continued to be influenced by the current condition of the U.S. economy and the levels of corporate spending and capital investment. According to the *Automotive Fleet 2012 Fact Book,* the total number of fleet vehicles in service during 2011 grew by approximately 5% from the levels reported in 2010 which was driven by the replacement of high-mileage vehicles, among other factors, that were delayed in connection with the poor economic environment beginning in 2008. Consistent with this trend, we experienced an increase in the number of vehicles we purchased which has risen to approximately 60,000 during each of 2012 and 2011 from 54,000 during 2010. The fleet management industry has also been positively impacted by a favorable used car remarketing environment and, according to the *Automotive Fleet 2012 Fact Book*, the total fleet vehicles remarketed by the leading fleet management companies during 2011 was approximately 379,000 compared to 344,000 in 2010. While the total number of fleet vehicles in service grew, the industry continues to face challenges associated with corporate cost-reduction initiatives, increasing fleet operating costs, including increasing vehicle acquisition costs, maintenance costs and fuel prices, and implementing new initiatives to improve driver safety.

Annual Report

The following tables present a summary of our financial results and related drivers for the Fleet Management Services segment, and are followed by a discussion of each of the key components of our Net revenues and Total expenses:

	Average for the Year Ended December 31,		
	2012	2011	2010
	(In thousands of units)		
Leased vehicles	265	274	290
Maintenance service cards	338	324	287
Fuel cards	304	295	276
Accident management vehicles	307	298	290

	Year Ended December 31,		
	2012	2011	2010
	(In millions)		
Fleet management fees	$ 180	$ 173	$ 157
Fleet lease income	1,364	1,400	1,370
Other income	73	73	66
Net revenues	1,617	1,646	1,593
Salaries and related expenses	62	62	75
Occupancy and other office expenses	14	15	17
Depreciation on operating leases	1,212	1,223	1,224
Fleet interest expense	70	82	94
Other depreciation and amortization	10	11	11
Other operating expenses	162	178	109
Total expenses	1,530	1,571	1,530
Segment profit	$ 87	$ 75	$ 63

Fleet Management Fees

The drivers of Fleet management fees are leased vehicles and service unit counts as well as the usage of fee-based services. Fleet management fees consist primarily of the revenues of our principal fee-based products and services for leased vehicles, including:

- **Management Services.** We provide management services to our clients that include fleet policy analysis and recommendations, benchmarking, vehicle recommendations, ordering and purchasing vehicles, arranging for vehicle delivery and administration of the title and registration process, as well as tax and insurance requirements, pursuing warranty claims and remarketing used vehicles. We receive revenue for management services as a component of the total lease payments, and the management fee revenue is recognized over the lease term.

- **Maintenance Services.** We offer clients vehicle maintenance service cards that are used to facilitate payment for repairs and maintenance, provide access to our supplier network and service discounts and offer support services including managerial oversight and reporting of their maintenance programs, fleet performance and related costs. We receive a fixed monthly fee for these services from our clients as well as additional fees from service providers in our third-party network for individual maintenance services.

- **Fuel Card Services.** We provide our clients with fuel card programs that facilitate the payment, monitoring and control of fuel purchases, including access to a variety of fuel brands and consolidated reporting on purchases and transaction monitoring to assist clients with evaluation of their fleet performance and costs. We receive both monthly fees from our fuel card clients and additional fees from fuel partners and providers.

- **Accident Management Services.** We provide our clients with comprehensive accident management services such as immediate assistance upon receiving the initial accident report from the driver (e.g., facilitating emergency towing services and car rental assistance), an organized vehicle appraisal and repair process through a network of third-party preferred repair and body shops and coordination and negotiation of potential accident claims. We receive fees from our clients for these services as well as additional fees from service providers in our third-party network for individual incident services.

- **Driver Safety Training Services.** We provide our clients with transportation safety training services, including classroom and behind the wheel training for small groups or individual drivers taught by professional driving instructors. We receive fees from our clients for these services.

2012 Compared With 2011: Fleet management fees increased by $7 million compared to 2011 due to a $3 million increase in fees associated with fee-based products primarily driven by an increase in maintenance service card units and higher client participation in driver safety training services. The remaining $4 million increase compared to 2011 was related to asset-based fleet management services, including an increase resulting from asset dispositions.

2011 Compared With 2010: Fleet management fees increased by $16 million (10%) compared to 2010 primarily due to a full-year realization of operating results from the additional driver safety training service fees coupled with higher usage of fee-based and asset-based fleet management services, and an increase in service unit volume.

Fleet Lease Income

Fleet lease income consists of leasing revenue related to operating and direct financing leases as well as the gross sales proceeds associated with our operating lease syndications.

Open-End Leases. Open-end leases represent 98% of our lease portfolio at the end of 2012 and are a form of lease in which the client bears substantially all of the vehicle's residual value risk. These leases typically have a minimum term of 12 months and can be continued after that at the lessee's election for successive monthly renewals. Upon return of the vehicle by the lessee, we typically sell the vehicle into the secondary market and the client receives a credit or pays the difference between the sale proceeds and the vehicle's book value.

Open-end leases may be classified as operating or direct financing depending upon the nature of the residual guarantee.

Closed-End Leases. Closed-end leases represent 2% of our lease portfolio at the end of 2012 and are a form of lease in which we retain the residual risk of the value of the vehicle at the end of the lease term. Closed-end leases may be classified as operating or direct financing based on the terms of the individual contracts.

Leasing revenue related to operating leases consists of an interest component for the funding cost inherent in the lease as well as a depreciation component for the cost of the vehicles under lease. Leasing revenue related to direct financing leases consists of an interest component for the funding cost inherent in the lease.

We originate certain leases with the intention of syndicating to banks and other financial institutions, which includes the sale of the underlying assets and assignment of any rights to the leases. Upon the transfer and assignment of operating leases that qualify for sales treatment we record the proceeds from the sale within Fleet lease income and recognize the cost of goods sold within Other operating expenses for the undepreciated cost of the asset sold.

The following table presents a summary of the components of Fleet lease income:

	Year Ended December 31,		
	2012	2011	2010
		(In millions)	
Leasing revenue	$ 1,334	$ 1,344	$ 1,347
Operating lease syndication revenue	30	56	23
Total	$ 1,364	$ 1,400	$ 1,370

2012 Compared With 2011: Leasing revenue decreased by $10 million compared to 2011 primarily due to a 3% decline in the average number of leased vehicles, which was partially offset by an increase in net investment in leases reflecting the growth in average lease balances from the change in mix to more expensive truck and service-type vehicles. The $10 million decrease in leasing revenue had a related offset to Depreciation on operating leases of $11 million as described below.

The amount of gross sales proceeds related to operating lease syndications resulted in a $26 million decrease in Fleet lease income compared to 2011. The $26 million decrease in syndication income contributed to the $23 million decrease in cost of goods sold in Other operating expenses, as described below.

2011 Compared With 2010: Fleet lease income increased by $30 million (2%) compared to 2010 primarily due to a $33 million increase in operating lease syndication revenue related to the amount of lease syndications coupled with an increase in leasing revenues attributable to a change in the mix of our net investment in leases to a greater amount of vehicles under operating leases from direct financing leases. These increases were partially offset by lower leasing revenue from a decrease in the average number of leased vehicles.

Other Income

Other income primarily consists of gross sales proceeds from our owned vehicle dealerships, the gain or loss from the sale of used vehicles and other ancillary revenues.

2012 Compared With 2011: Other income remained at $73 million for 2012, the same level as 2011. While Other income remained constant, there was a $3 million increase during 2012 related to higher revenues associated with vehicles equipped with onboard technology and a $1 million increase in the gains on vehicle sales at our dealerships primarily attributable to new remarketing strategies. These increases were offset by a $4 million decrease in the gains on used car sales due to a lower volume of used vehicle sales.

2011 Compared With 2010: Other income increased by $7 million (11%) compared to 2010 primarily due to gains on the sale of used vehicles and vehicle sales to retail customers at our dealerships.

Salaries and Related Expenses

Salaries and related expenses allocable to the Fleet Management Services segment consist of salaries, payroll taxes, benefits and incentives paid to employees in our fleet services operations.

2012 Compared With 2011: Salaries and related expenses remained at $62 million for 2012, the same level as 2011. While Salaries and related expenses remained constant, there was a $2 million increase in salaries and related expenses during 2012 associated with an increase in the average number of permanent employees compared to 2011 that was partially offset by a $2 million decrease in overall incentive compensation.

2011 Compared With 2010: Salaries and related expenses decreased by $13 million (17%) compared to 2010 primarily from the combination of general and administrative functions which is allocated to Other operating expenses in 2011 and lower overall incentive and benefit compensation.

Depreciation on Operating Leases

Depreciation on operating leases is the depreciation expense associated with our vehicles under operating leases included in Net investment in fleet leases.

2012 Compared With 2011: Depreciation on operating leases decreased by $11 million compared to 2011 primarily due to a 3% decline in the average number of leased vehicles which was partially offset by an increase in net investment in leases related to a shift in mix of our leases to more expensive truck and service-type vehicles.

2011 Compared With 2010: Depreciation on operating leases decreased by $1 million compared to 2010 primarily due to a 6% decrease in average leased vehicle units partially offset by the impact of higher depreciation associated with an increase in purchases of new vehicles under lease compared to 2010.

Fleet Interest Expense

Fleet interest expense is primarily driven by the average volume and cost of funds rate of outstanding borrowings and consists of interest expense associated with borrowings related to leased vehicles, changes in market values of interest rate contracts related to vehicle asset-backed debt and amortization of deferred financing fees.

2012 Compared With 2011: Fleet interest expense decreased by $12 million (15%) compared to 2011 and was comprised of an $8 million decrease in leasing interest expense related to a lower cost of funds rate resulting from new debt issuances which was partially offset by a higher average volume of borrowings, a $2 million decrease in unfavorable fair value adjustments related to interest rate contracts associated with asset-backed debt and a $2 million decrease in the amortization of deferred financing fees.

2011 Compared With 2010: Fleet interest expense decreased by $12 million (13%) compared to 2010 primarily due to a favorable change in the cost of funds rates resulting from debt renewals and a decrease in the amortization of deferred financing fees. Fleet interest expense was also favorable by $3 million compared to 2010 related to changes in fair value of interest rate contracts associated with vehicle management asset-backed debt.

Other Operating Expenses

The following table presents a summary of the components of Other operating expenses:

	Year Ended December 31,		
	2012	2011	2010
		(In millions)	
Cost of goods sold	$ 79	$ 102	$ 67
Corporate overhead allocation	46	44	10
Other expenses	37	32	32
Total	$ 162	$ 178	$ 109

Cost of goods sold represents the acquisition cost of vehicles at our dealerships and the carrying value of certain operating leases syndicated to banks and other financial institutions. The gross sales proceeds from our owned dealerships are included in Other income and the proceeds from syndications are recorded within Fleet lease income. Corporate overhead allocations relate to segment allocations of shared general and administrative costs and costs associated with operating and managing corporate functions.

2012 Compared With 2011: The $23 million decrease in cost of goods sold compared to 2011 was driven by a decrease in the amount of operating lease syndications which was partially offset by a slight increase in the costs of goods sold related to an increase in vehicle sales at our dealerships.

Corporate overhead allocations increased by $2 million compared to 2011. See "—Results of Operations—Other" for a description and drivers of the expenses included in our centralized corporate platform.

Other expenses increased by $5 million compared to 2011 primarily due to an increase in expenses associated with client participation in driver safety training services and vehicles equipped with onboard technology.

2011 Compared With 2010: The $35 million increase in cost of goods sold compared to 2010 was primarily attributable to an increase in the amount of lease syndication volume coupled with an increase in vehicle sales at our dealerships. Corporate overhead allocation was unfavorably impacted by $34 million from the combination of general and administrative functions coupled with further investments in our information technology platform and enterprise risk management process. Other expenses remained constant compared to 2010 primarily due to expenses resulting from the addition of driver safety training services that was partially offset by costs incurred during 2010 associated with executing our transformation plan.

Other

We leverage a centralized corporate platform to provide shared services for general and administrative functions to our reportable segments. These shared services include support associated with, among other functions, information technology, enterprise risk management, internal audit, human resources, accounting and finance, marketing and communications. The costs associated with these shared general and administrative functions, in addition to the cost of managing the overall corporate function, are incurred and recorded within Other and allocated back to our reportable segments through a corporate overhead allocation. Other also includes intersegment eliminations and certain income and expenses that are not allocated back to our reportable segments.

As a result of our internal reorganization, as of January 1, 2011 certain general and administrative functions that had previously been part of our Mortgage Production, Mortgage Servicing and Fleet Management Services segments were consolidated into Other, including information technology, human resources, finance and marketing. In connection with this reorganization, we also incurred increased costs associated with further investments in our information technology infrastructure and enterprise risk management process throughout 2011 along with the further development of our corporate infrastructure related to marketing, communications and human resources. The majority of general and administrative expenses are allocated back to the segments through a corporate overhead allocation.

The following table presents the revenues and expenses recorded in Other:

	Year Ended December 31,		
	2012	2011	2010
		(In millions)	
Net revenues	$ (2)	$ (3)	$ (3)
Salaries and related expenses	77	71	16
Occupancy and other office expenses	4	4	—
Fleet interest expense	(2)	(3)	(3)
Other depreciation and amortization	8	4	—
Other operating expenses	69	54	14
Corporate overhead allocation	(145)	(130)	(27)
Total expenses	11	—	—
Net loss before income taxes	$ (13)	$ (3)	$ (3)

Net revenues

Net revenues represent income that is not allocated to the reportable segments and intersegment eliminations.

Salaries and Related Expenses

Salaries and related expenses represent costs associated with operating corporate functions and our centralized management platform and consist of salaries, payroll taxes, benefits and incentives paid to shared service support employees. These expenses are primarily driven by the average number of permanent employees.

2012 Compared With 2011: Salaries and related expenses increased by $6 million compared to 2011 and was driven by an increase in the average number of permanent employees, an increase in management incentives related to 2012 compensation plans and additional severance costs associated with the separation of certain executives during 2012. These increases were partially offset by $2 million in lower actual payments related to 2011 incentive compensation plans.

2011 Compared With 2010: Salaries and related expenses increased by $55 million compared to 2010 primarily due to the combination of general and administrative functions into Other during 2011 where a majority of the related expenses were reported in our Mortgage Production, Mortgage Servicing and Fleet Management Services segments during 2010.

Other Operating Expenses

The components of Other operating expenses were as follows:

	Year Ended December 31,		
	2012	2011	2010
		(In millions)	
Professional fees	$ 32	$ 32	$ 9
Other expenses	37	22	5
Total	$ 69	$ 54	$ 14

2012 Compared With 2011: Professional fees remained at $32 million for 2012, the same level as 2011. While professional fees remained constant, there was an increase in information technology-related expenses associated with new private label client implementations in our Mortgage Production segment that were partially offset by fees incurred during 2011 related to the development of our information technology infrastructure.

Other expenses increased by $15 million compared to 2011, which was primarily driven by $13 million of costs associated with the early retirement of the Medium-term notes due in 2013 and $3 million in higher computer software and hardware expenses resulting from investments in our information technology infrastructure.

2011 Compared With 2010: Professional fees and other expenses increased by $23 million and $17 million, respectively compared to 2010. Both increases were due to the combination of general and administrative functions into Other during 2011 where a majority of the related expenses were reported in our Mortgage Production, Mortgage Servicing and Fleet Management Services segments during 2010. In connection with the reorganization, we also incurred increased costs associated further investments in our information technology infrastructure and enterprise risk management process throughout 2011.

Annual Report

Corporate Overhead Allocation

Certain costs previously reported by our Mortgage Production, Mortgage Servicing and Fleet Management Services segments as Salaries and related expenses and Other operating expenses during 2010 are now included in the corporate overhead allocation and reported as a component of Other operating expenses. The table below provides a summary of our corporate overhead allocation by segment:

	Year Ended December 31,		
	2012	2011	2010
		(In millions)	
Mortgage Production segment	$ 81	$ 71	$ 14
Mortgage Servicing segment	18	15	3
Fleet Management Services segment	46	44	10
Other	(145)	(130)	(27)
Total	$ —	$ —	$ —

The amount of expense allocated to each segment is based upon the actual and estimated usage by function or expense category or based on the relative size of the operating segment as measured by revenues or headcount.

RISK MANAGEMENT

In the normal course of business we are exposed to various risks including, but not limited to, interest rate risk, consumer credit risk, commercial credit risk, counterparty credit risk, liquidity risk and foreign exchange risk. Our risk management framework and governance structure are intended to provide oversight and ongoing management of the risks inherent in our business activities and create a culture of risk awareness. Our Risk Management organization, working with each of our businesses, oversees governance processes and monitoring of these risks including the establishment of risk strategy and documentation of risk policies and controls.

The Finance and Risk Management Committee of the Board of Directors provides oversight with respect to our risk management function and the policies, procedures and practices used in identifying and managing our material risks. Our Chief Executive Officer and Chief Risk Officer are responsible for the design, implementation and maintenance of our enterprise risk management program. The Risk Management organization operates independently of the business units but works in partnership to provide oversight of enterprise risk management and controls. This includes establishing enterprise-level risk management policies, appropriate governance activities, and creating risk transparency through risk reporting.

Risks unique to our Mortgage business are governed through various committees including, but not limited to: (i) interest rate risk, including development of hedge strategy and policies, monitoring hedge positions and counterparty risk; (ii) quality control, including audits related to the processing, underwriting and closing of loans, findings of any fraud-related reviews and reviews of post-closing functions, such as FHA insurance and monitoring of overall portfolio delinquency trends and recourse activity; and (iii) credit risk, including establishing credit policy, product development and changes to underwriting guidelines.

Risks unique to our Fleet business are governed through a committee that is responsible for approving risk management policies and procedures that include, but are not limited to the following: (i) credit and counterparty risks; (ii) credit losses and reserves; (iii) collections and accounts receivable; (iv) residual risk on closed-end units; (v) legal, compliance, and commercial litigation issues; and (vi) and operational, supply chain and price risks.

Interest Rate Risk

Our principal market exposure is to interest rate risk, specifically long-term Treasury and mortgage interest rates due to their impact on mortgage-related assets and commitments. Additionally, our escrow earnings on our mortgage servicing rights and our net investment in variable-rate lease assets are sensitive to changes in short-term interest rates such as LIBOR. We also are exposed to changes in short-term interest rates on certain variable rate borrowings including our mortgage warehouse asset-backed debt, vehicle management asset-backed debt and our unsecured revolving credit facility. We anticipate that such interest rates will remain our primary benchmark for market risk for the foreseeable future.

Our Mortgage business is subject to variability in results of operations in both the Mortgage Production and Mortgage Servicing segments due to fluctuations in interest rates. In a declining interest rate environment, we would expect our Mortgage Production segment's results of operations to be positively impacted by higher loan origination volumes and loan margins. On the contrary, we would expect the results of operations of our Mortgage Servicing segment to decline due to higher actual and projected loan prepayments related to our capitalized loan servicing portfolio. In a rising interest rate environment, we would expect a negative impact on the results of operations of our Mortgage Production segment and our Mortgage Servicing segment's results of operations to be positively impacted. The interaction between the results of operations of our Mortgage segments is a core component of our overall interest rate risk strategy.

Our Fleet Management Services business is subject to variability in results of operations due to fluctuations in interest rates due to changes in variable-rate leases that may be funded by fixed-rate or variable rate debt.

See "Part I—Item 1A. Risk Factors—Risks Related to our Company—*Certain hedging strategies that we may use to manage risks associated with our assets, including mortgage loans held for sale, interest rate lock commitments, mortgage servicing rights and foreign currency denominated assets, may not be effective in mitigating those risks and could result in substantial losses that could exceed the losses that would have been incurred had we not used such hedging strategies.*" and "*Changes in interest rates could materially and adversely affect our volume of mortgage loan originations or reduce the value of our mortgage servicing rights, either of which could have a material adverse effect on our business, financial position, results of operations or cash flows.* " in this Form 10-K for more information.

Mortgage Loans and Interest Rate Lock Commitments

Interest rate lock commitments represent an agreement to extend credit to a mortgage loan applicant, or an agreement to purchase a loan from a third-party originator, whereby the interest rate on the loan is set prior to funding. Our Mortgage loans held for sale, which are held in inventory awaiting sale into the secondary market, and our Interest rate lock commitments are subject to changes in mortgage interest rates from the date of the commitment through the sale of the loan into the secondary market. As such, we are exposed to interest rate risk and related price risk during the period from the date of the lock commitment through (i) the lock commitment cancellation or expiration date; or (ii) the date of sale into the secondary mortgage market. Loan commitments generally range between 30 and 90 days; and our holding period of the mortgage loan from funding to sale is typically within 30 days.

A combination of options and forward delivery commitments on mortgage-backed securities or whole loans are used to hedge our commitments to fund mortgages and our loans held for sale. These forward delivery commitments fix the forward sales price that will be realized in the secondary market and thereby reduce the interest rate and price risk to us. Our expectation of how many of our interest rate lock commitments will ultimately close is a key factor in determining the notional amount of derivatives used in hedging the position.

Mortgage Servicing Rights

Our mortgage servicing rights ("MSRs") are subject to substantial interest rate risk as the mortgage notes underlying the MSRs permit the borrowers to prepay the loans. Therefore, the value of MSRs generally tends to diminish in periods of declining interest rates (as prepayments increase) and increase in periods of rising interest rates (as prepayments decrease). Although the level of interest rates is a key driver of prepayment activity, there are other factors that influence prepayments, including home prices, underwriting standards and product characteristics. Since our Mortgage Production segment's results of operations are positively impacted when interest rates decline, our Mortgage Production segment's results of operations may fully or partially offset the change in fair value of MSRs either negating or minimizing the need to hedge the change in fair value of our MSRs with derivatives.

We consider the estimated benefit of new originations on our Mortgage Production segment's results of operations to determine the net economic value change from a decline in interest rates, and we continuously evaluate our ability to replenish lost MSR value and cash flow due to increased prepayments. A replenishment rate greater than 100% is one indicator of the benefit of mortgage loan originations offsetting lost MSR value. During the year ended December 31, 2012, we replenished approximately 97% of the unpaid principal balance of loans in our servicing portfolio that paid off during the year. Loan payoffs in our capitalized servicing portfolio were $32.5 billion, as compared to additions of $31.6 billion. The 97% replenishment rate for 2012 reflects a significant decline from the 189% replenishment rate in 2011, primarily driven by our reductions in wholesale/correspondent volume and increase in fee-based closings in 2012 as compared to 2011. We expect to return to a replenishment of more than 100% in 2013, driven by increased origination volume from new private label relationships, among other factors.

This risk management approach requires management to make assumptions with regards to future replenishment rates, loan margins, the value of additions to MSRs and loan origination costs. Many factors can impact these estimates, including loan pricing margins, the availability of liquidity to fund additions to our capitalized MSRs and the ability to adjust staffing levels to meet changing consumer demand. As a result, our decisions regarding the levels, if any, of our derivatives related to mortgage servicing rights could result in continued volatility in the results of operations for our Mortgage Servicing segment.

Refer to "—Item 7A. Quantitative and Qualitative Disclosures About Market Risk" for an analysis of the impact of 25 bps, 50 bps and 100 bps changes in interest rates on the valuation of assets and liabilities sensitive to interest rates.

Indebtedness

The debt used to finance much of our operations is exposed to interest rate fluctuations. We may use certain hedging strategies and derivative instruments to create a desired mix of fixed- and variable-rate assets and liabilities. Derivative instruments used in these hedging strategies may include swaps and interest rate caps. To more closely match the characteristics of the related assets, including the net investment in variable-rate lease assets, either variable-rate debt or fixed-rate debt is issued, which may be swapped to variable LIBOR-based rates. From time to time, derivatives that convert variable cash flows to fixed cash flows are used to manage the risk associated with variable-rate debt and net investment in variable-rate lease assets. Such derivatives may include freestanding derivatives and derivatives designated as cash flow hedges.

Consumer Credit Risk

Our exposures to consumer credit risk include:

- Loan repurchase and indemnification obligations from breaches of representation and warranty provisions of our loan sales or servicing agreements, which result in indemnification payments or exposure to loan defaults and foreclosures;
- Mortgage reinsurance losses; and
- A decline in the fair value of mortgage servicing rights as a result of increases in involuntary prepayments from increasing portfolio delinquencies.

We are not subject to the majority of the credit-related risks inherent in maintaining a mortgage loan portfolio because loans are not held for investment purposes. We sell nearly all of the mortgage loans that we originate in the secondary mortgage market within 30 days of origination. Conforming loan sales are primarily in the form of mortgage-backed securities guaranteed by Fannie Mae, Freddie Mac or Ginnie Mae.

For our loan servicing portfolio, we utilize several risk mitigation strategies in an effort to minimize losses from delinquencies, foreclosures and real estate owned including: collections, loan modifications, and foreclosure and property disposition. Since the majority of the risk resides with the investor and not with us, these techniques may vary based on individual investor and insurer requirements.

To minimize losses from loan repurchases and indemnifications, we focus on originating high quality mortgage loans and closely monitoring investor and agency eligibility requirements for loan sales. To monitor our loan production for such issues, our quality review teams perform audits related to the processing, underwriting and closing of mortgage loans prior to, or shortly after, the sale of loans to identify any potential repurchase exposures due to breach of representations and warranties. In addition, when an investor requests that we repurchase a loan that we originated, we perform a comprehensive review of the loan file to determine if a breach of representation and warranties occurred prior to authorizing the repurchase of the loan.

The following tables summarize certain information regarding the total loan servicing portfolio, which includes loans associated with capitalized Mortgage servicing rights as well as loans subserviced for others:

	December 31,	
	2012	2011
Portfolio Delinquency:[1]		
30 days	1.93 %	1.83 %
60 days	0.52 %	0.51 %
90 days or more	0.70 %	0.95 %
Total	3.15 %	3.29 %
Foreclosure/real estate owned[2]	1.92 %	1.85 %

(1) Represents the total loan servicing portfolio delinquencies as a percentage of the total unpaid principal balance of the portfolio.

(2) As of December 31, 2012 and 2011, there were loans in foreclosure with unpaid principal balances of $3.0 billion and $2.8 billion, respectively.

	December 31,	
	2012	2011
Major Geographical Concentrations:		
California	15.0 %	15.5 %
New York	7.2 %	6.3 %
Florida	6.7 %	6.4 %
New Jersey	6.1 %	5.9 %
Other	65.0 %	65.9 %

Annual Report

The following table summarizes the percentage of loans that are greater than 90 days delinquent, in foreclosure and real estate owned based on the unpaid principal balance for significant geographical concentrations:

	December 31, 2012
Florida	15.1 %
New Jersey	12.4 %
New York	8.5 %
California	8.1 %

Loan Repurchases and Indemnifications

Representations and warranties are provided to investors and insurers on a significant portion of loans sold and are also assumed on purchased mortgage servicing rights. The representation and warranties made by us are set forth in our loan sale agreements and relate to, among other things, the ownership of the loan, the validity of the lien securing the loan, the underwriting standards required by the investor, the loan's compliance with applicable local, state and federal laws and, for loans with a loan-to-value ratios greater than 80%, the existence of primary mortgage insurance. Investors routinely request loan files to review for potential breaches of representation and warranties.

In the event of a breach of these representations and warranties, the investor will issue a repurchase demand and we may be required to repurchase the mortgage loan or indemnify the investor against loss. We subject the population of repurchase and indemnification requests to a review and appeals process to establish the validity of the claim and determine our corresponding obligation.

We have established a loan repurchase and indemnification liability for our estimate of exposure to losses related to our obligation to repurchase or indemnify investors for loans sold. This liability represents management's estimate of probable losses based on the best information available and requires the application of a significant level of judgment and the use of a number of assumptions. The liability for loan repurchases and indemnifications does not reflect losses from litigation or governmental and regulatory examinations, investigations or inquiries. See "—Critical Accounting Policies and Estimates" for information regarding the estimation of our loan repurchase and indemnification liability.

If there is no breach of a representation and warranty provision, there is no obligation to repurchase the loan or indemnify the investor against loss. In limited circumstances, the full risk of loss on loans sold is retained to the extent the liquidation of the underlying collateral is insufficient. In some instances where we have purchased loans from third parties, we may have the ability to recover the loss from the third party originator.

We have continued to experience elevated levels of repurchase activity from the Agencies which has been concentrated in loans originated from 2005 through 2008 as they focused more resources on clearing the backlog of previously requested loan files. This increase in repurchase activity can be measured by the total number of repurchase requests we received, which accelerated during 2012 to 4,555 from 2,999 during 2011, an increase of 52%. The focus of loan file reviews by the Agencies is unpredictable and may change after their review of origination years 2005 through 2008 is complete. We continue to monitor these trends and the criteria being used by the Agencies to select loan files to review, and may need to further increase our loan repurchase and indemnification liability if the elevated levels of repurchase requests continue. In September 2012, the Federal Housing Finance Agency ("FHFA") reiterated its commitment to identify underwriting and documentation deficiencies in loans originated prior to 2009 that have resulted in significant taxpayer losses from the support of Fannie Mae and Freddie Mac. As a result, we expect repurchase requests to remain elevated during 2013 as the Agencies continue with a strict enforcement of representation and warranty provisions to resolve contractual claims of deficiencies in those loan vintages to provide for an effective means of loss mitigation. The Agencies have also increased their reviews of more current loan production, which could further increase future repurchase activity and our related liability.

On September 11, 2012, FHFA announced that Fannie Mae and Freddie Mac are establishing a new representation and warranty framework for conventional loans sold or delivered on or after January 1, 2013. The objective of the new framework is to provide increased transparency and certainty to lenders with respect to repurchase exposure on future loan sales. The new framework provides relief of certain repurchase obligations provided loans meet specific payment requirements consisting of 36 months of consecutive on-time payments, except for loans originated under the Home Affordable Refinance Program, which requires only 12 months of acceptable payment history. The new representation and warranty framework is also expected to change the quality control review processes of Fannie Mae and Freddie Mac, including changing the timing of reviews and establishing consistent guidelines around the review and appeal process. These rules will likely impact the processing of representation and warranty claims on a prospective basis, and may impact our future expectations of repurchase liabilities for loans originated after January 1, 2013.

Actual losses incurred in connection with loan repurchases and indemnifications could vary significantly from and exceed the recorded liability. We may also be required to increase our loan repurchase and indemnification liability in the future. Accordingly, there can be no assurance that actual losses or estimates of reasonably possible losses associated with loan repurchases and indemnifications will not be in excess of the recorded liability or that we will not be required to increase the recorded liability in the future.

Given the increased levels of repurchase requests and realized losses in recent periods, there is a reasonable possibility that future losses may be in excess of the recorded liability. As of December 31, 2012, the estimated amount of reasonably possible losses in excess of the recorded liability was $40 million. This estimate assumes that repurchases and indemnifications remain at an elevated level through the year ended December 31, 2013, our success rate in defending against requests declines and loss severities remain at current levels. Our estimate of reasonably possible losses does not represent probable losses and is based upon significant judgments and assumptions which can be influenced by many factors, including: (i) home prices and the levels of home equity; (ii) the criteria used by investors in selecting loans to request; (iii) borrower delinquency patterns; and (iv) general economic conditions.

Repurchase and foreclosure-related reserves consist of the following:

	December 31, 2012	December 31, 2011
	(In millions)	
Loan repurchase and indemnification liability	$ 140	$ 95
Allowance for probable foreclosure losses	28	19
Adjustment to value for real estate owned	23	13
Total	$ 191	$ 127

The table below presents the trend over the most recent quarters of our repurchase and foreclosure reserve activity and number of repurchase claim requests received:

	Three Months Ended				
	December 31, 2012	September 30, 2012	June 30, 2012	March 31, 2012	December 31, 2011
			(In millions)		
Balance, beginning of period	$ 176	$ 175	$ 165	$ 127	$ 120
Realized foreclosure losses	(27)	(43)	(33)	(33)	(20)
Increase in reserves due to:					
Change in assumptions	37	41	39	65	21
New loan sales	5	3	4	6	6
Balance, end of period	$ 191	$ 176	$ 175	$ 165	$ 127
Repurchase requests received (number of loans)	980	997	1,171	1,407	698

Loan Repurchase and Indemnification Liability

We subject the population of repurchase and indemnification requests received to a review and appeal process to establish the validity of the claim and corresponding obligation. The following table presents the unpaid principal balance of our unresolved requests by status:

	December 31, 2012			December 31, 2011		
	Investor Requests	Insurer Requests	Total [4]	Investor Requests	Insurer Requests	Total [4]
			(In millions)			
Agency Invested:						
Claim pending [1]	$ 25	$ 1	$ 26	$ 33	$ 1	$ 34
Appealed [2]	49	7	56	24	10	34
Open to review [3]	44	23	67	101	14	115
Agency requests	118	31	149	158	25	183
Private Invested:						
Claim pending [1]	8	—	8	3	—	3
Appealed [2]	16	2	18	17	3	20
Open to review [3]	33	5	38	12	4	16
Private requests	57	7	64	32	7	39
Total	$ 175	$ 38	$ 213	$ 190	$ 32	$ 222

(1) Claim pending status represents loans that have completed the review process where we have agreed with the representation and warranty breach and are pending final execution.

(2) Appealed status represents loans that have completed the review process where we have disagreed with the representation and warranty breach and are pending response from the claimant. Based on claims received and appealed during the year ended December 31, 2012 that have been resolved, we were successful in refuting approximately 85% of claims appealed.

(3) Open to review status represents loans where we have not completed our review process. We appealed approximately 65% of claims received and reviewed during the year ended December 31, 2012.

(4) Investors may make repurchase demands based on unresolved mortgage insurance rescission notices. In these cases, the total unresolved requests balance includes certain loans that are currently subject to both an outstanding repurchase demand and an unresolved mortgage insurance rescission notice.

Approximately 69% and 70% of the unpaid principal balance of our unresolved repurchase requests related to loans originated between 2005 and 2008 as of December 31, 2012 and 2011, respectively.

Mortgage Loans in Foreclosure and Real Estate Owned

Mortgage loans in foreclosure represent the unpaid principal balance of mortgage loans for which foreclosure proceedings have been initiated, plus recoverable advances made by us on those loans. These amounts are recorded net of an allowance for probable losses on such mortgage loans and related advances. As of December 31, 2012, mortgage loans in foreclosure were $120 million, net of an allowance for probable losses of $28 million, and were included in Other assets in the accompanying Consolidated Balance Sheets.

Real estate owned, which are acquired from mortgagors in default, are recorded at the lower of the adjusted carrying amount at the time the property is acquired or fair value. Fair value is determined based upon the estimated net realizable value of the underlying collateral less the estimated costs to sell. As of December 31, 2012, real estate owned were $53 million, net of a $23 million adjustment to record these amounts at their estimated net realizable value, and were included in Other assets in the accompanying Consolidated Balance Sheets.

Mortgage Reinsurance

We have exposure to consumer credit risk through losses from one contract with a primary mortgage insurance company that is inactive and in runoff.

We record a liability for mortgage reinsurance losses when losses are incurred. The projections used in the development of our liability for mortgage reinsurance assume we will incur losses related to reinsured mortgage loans originated from 2003 through 2009. While the maximum potential exposure to reinsurance losses as of December 31, 2012 was $151 million, our total expected losses to be incurred over the remaining term of the reinsurance agreements was $50 million. We record incurred and incurred but not reported losses as of the balance sheet date, rather than the maximum potential future exposure to reinsurance losses. Expected future losses and expected future premiums are considered in determining whether or not an additional premium deficiency reserve is required. Expected future premium revenue to be earned over the remaining term of the reinsurance contracts is estimated to be $21 million. Based upon our estimates of expected future losses and expected future premiums, no premium deficiency reserve is required.

A summary of the activity in the liability for reinsurance losses is as follows:

	Year Ended December 31,	
	2012	2011
	(In millions)	
Balance, beginning of period	$ 84	$ 113
Realized reinsurance losses[1]	(65)	(65)
Increase in liability for reinsurance losses	14	36
Balance, end of period	$ 33	$ 84

(1) Realized reinsurance losses for the year ended December 31, 2012 includes $21 million related to the release of reserves associated with the termination of an inactive insurance agreement as further discussed in Note 15, "Credit Risk" in the accompanying Notes to Consolidated Financial Statements.

The following table summarizes certain information regarding mortgage loans that are subject to reinsurance by year of origination as of December 31, 2012:

	Unpaid Principal Balance (UPB)	Maximum Potential Exposure to Reinsurance Loss
	($ In millions)	
Year of Origination:		
2003	$ 177	$ 50
2004	511	68
2005	486	12
2006	273	—
2007	705	—
2008	490	14
2009	255	7
Total	$ 2,897	$ 151

The following table summarizes the geographical concentration and defaults for loans subject to reinsurance in states representing more than 5% of the total outstanding reinsurance as of September 30, 2012:

	Percent of Outstanding Reinsurance	Defaults[1]
Minnesota	8.8 %	8.5%
Pennsylvania	8.3 %	15.3 %
New Jersey	6.7 %	20.5 %
Texas	6.3 %	7.4 %
Florida	5.9 %	22.0 %
Illinois	5.4 %	17.9 %

(1) Represents delinquent mortgage loans for which payments are 60 days or more outstanding, foreclosure, real estate owned and bankruptcies as a percentage of the total unpaid principal balance.

Commercial Credit Risk

We are exposed to commercial credit risk for our clients under the lease and service agreements of our Fleet Management Services segment. We manage such risk through an evaluation of the financial position and creditworthiness of the client, which is performed on at least an annual basis. The lease agreements generally allow us to refuse any additional orders; however, the obligation remains for all leased vehicle units under contract at that time. The fleet management service agreements can generally be terminated upon 30 days written notice.

Vehicle leases are primarily classified as operating leases; however, as of December 31, 2012, direct financing leases comprised 3% of our Net investment in fleet leases and related receivables that were greater than 90 days delinquent were $5 million.

Historical credit losses for receivables related to vehicle leasing and fleet management services have not been significant and as a percentage of the ending balance of Net investment in fleet leases have not exceeded 0.08% in any of the last three fiscal years.

Counterparty & Concentration Risk

We are exposed to risk in the event of non-performance by counterparties to various agreements, derivative contracts, and sales transactions. In general, we manage such risk by evaluating the financial position and creditworthiness of counterparties, monitoring the amount for which we are at risk, requiring collateral, typically cash, in instances in which financing is provided and/or dispersing the risk among multiple counterparties.

As of December 31, 2012, there were no significant concentrations of credit risk with any individual counterparty or group of counterparties with respect to our derivative transactions. Concentrations of credit risk associated with receivables are considered minimal due to our diverse client base. With the exception of the financing provided to customers of our mortgage business, we do not normally require collateral or other security to support credit sales.

The Mortgage Production segment has exposure to risk related to the volume of transactions with individual counterparties. During the year ended December 31, 2012, approximately 25% of our mortgage loan originations were derived from our relationships with Realogy and its affiliates, and 27% were derived from Merrill Lynch Home Loans, a division of Bank of America, National Association. The insolvency or inability for Realogy or Merrill Lynch to perform their obligations under their respective agreements with us could have a negative impact on our Mortgage Production segment.

The Mortgage Servicing segment has exposure to risk associated with the amount of our servicing portfolio for which we must maintain compliance with the requirements of the GSE servicing guides. As of December 31, 2012, 68% of our servicing portfolio relates to loans governed by these servicing guides.

For the year ended December 31, 2012, the Fleet Management Services segment had no significant client concentrations as no client represented more than 5% of the Net revenues of the business.

Liquidity Risk

Liquidity is an essential component of our ability to operate the business and, therefore, it is crucial that we maintain adequate levels of surplus liquidity through economic cycles. We are exposed to liquidity risk through our ongoing needs to originate and finance mortgage loans, sell mortgage loans into secondary markets, purchase and fund leased vehicles under management, retain mortgage servicing rights, meet our contractual obligations and otherwise fund our working capital needs. We rely on internal cash flow generation and external financing sources to fund a significant portion of our operations. Consistent with our expressed plan to focus on liquidity, our funding strategy is intended to ensure that we will have sufficient liquidity and diverse sources of funding to enable us to meet operating needs and actual and contingent liabilities. We also consider business conditions, expected cash flow generation, upcoming maturities, potential refinancing strategies, and capital market conditions that dictate the availability of liquidity.

The Board of Directors approves the liquidity and financing plan, which is designed to ensure that we will have sufficient liquidity to meet our operating needs and plan for certain contingencies. The Finance & Risk Management Committee reviews the liquidity and financing plan to assess whether management has appropriately planned and provided for liquidity risks. We manage liquidity risk on a consolidated basis which involves periodic stress testing of liquidity sources and uses. Senior management regularly reviews our current liquidity position and projected liquidity needs including any potential and/or pending events that could impact liquidity positively or negatively. Additionally, management has established internal processes to monitor the availability under our existing debt arrangements. We address liquidity risk by maintaining committed borrowing capacity and cash on hand in excess of our expected needs and attempting to manage the timing of our market access by extending the tenor of our funding arrangements.

See "Part I—Item 1A. Risk Factors—Risks Related to our Company—*Our senior unsecured long-term debt ratings are below investment grade and, as a result, we may be limited in our ability to obtain or renew financing on economically viable terms or at all.*" for more information.

Foreign Exchange Risk

We also have exposure to foreign exchange risk through: (i) our investment in our Canadian operations; (ii) any U.S. dollar borrowing arrangements we may enter into to fund Canadian dollar denominated leases and operations; and (iii) any foreign exchange forward contracts that we may enter into. Currency swap agreements may be used to manage such risk.

LIQUIDITY AND CAPITAL RESOURCES

We manage our liquidity and capital structure to fund growth in assets, to fund business operations, and to meet contractual obligations, including maturities of our indebtedness. In developing our liquidity plan, we consider how our needs may be impacted by various factors including maximum liquidity needs during the period, fluctuations in assets and liability levels due to changes in business operations, levels of interest rates and working capital needs. We also assess market conditions and capacity for debt issuance in the various markets we access to fund our business needs. Our primary operating funding needs arise from the origination and financing of mortgage loans, the purchase and funding of vehicles under management and the retention of mortgage servicing rights. Our liquidity needs can also be significantly influenced by changes in interest rates due to collateral posting requirements from derivative agreements, as well as the levels of repurchase and indemnification requests.

Sources of liquidity include: equity capital (including retained earnings); the unsecured debt markets; committed and uncommitted credit facilities; secured borrowings, including the asset-backed debt markets; cash flows from operations (including service fee and lease revenues); and proceeds from the sale or securitization of mortgage loans and lease assets.

We are continuing to monitor developments in regulations that may impact our businesses including the Dodd-Frank Act and ongoing GSE reforms that could have a material impact on our liquidity. For more information, see "Part I—Item 1A. Risk Factors—Risk Related to our Company—*Our Mortgage businesses are complex and heavily regulated, and the full impact of regulatory developments to our businesses remains uncertain. In addition, we are subject to litigation, regulatory investigations and inquiries and may incur fines, penalties, and increased costs that could negatively impact our future results of operations or damage our reputation.* " and "Part I—Item 1A. Risk Factors—Risk Related to our Company—*We are highly dependent upon programs administered by Fannie Mae, Freddie Mac and Ginnie Mae. Failure to maintain our relationships with each of Fannie Mae, Freddie Mac and Ginnie Mae would materially and adversely affect our business, financial position, results of operations or cash flows.* "

We have historically been reliant on accessing the capital markets for unsecured debt in order to refinance or extend the maturities of our unsecured debt at the parent company level, and we may do so in the future. There has been a prolonged period of uncertainty and volatility in the economy, which may impair or limit our access to unsecured funding. Additionally, our senior unsecured long-term debt credit ratings are below investment grade, and as a result, our access to the public debt markets may be severely limited in comparison to the ability of investment grade issuers to access such markets.

Our goals for 2012 included a focus on increasing liquidity and cash flow generation, addressing our near-term debt maturities and negotiating an extension of our unsecured revolving credit facility. Key funding highlights during the year ended December 31, 2012 include:

- completed an offering of 6.0% Convertible notes due 2017 with $243 million of net cash proceeds;
- completed an offering of 7.375% Senior notes due 2019 with $270 million of net cash proceeds;
- amended our Credit Facility agreement, extending a portion of commitments to August 2015;
- established a secured Canadian revolving credit facility with $127 million of commitments; and
- repaid $671 million of unsecured term debt, including the Convertible notes due 2012 and the Medium-term notes due in 2013.

We used $158 million of Cash and cash equivalents to accomplish the funding actions outlined above. To fund those actions and to improve our liquidity and capital position, we have been operating under a liquidity and capital plan in 2012. We took the following actions as part of our liquidity and capital plan:

- focused our efforts to ensure that our operations are cash flow positive, including reducing the mix of our wholesale/correspondent originations to 18% in 2012 from 31% in 2011 and aligned our business operations with established cash flow targets;

Annual Report

- disposed of assets that are not necessary to support our business strategies, including generating $91 million of cash from the termination of a reinsurance agreement, and sales of non-conforming mortgage loans and mortgage-backed residual investments;
- generated $173 million of cash from the securitization of fleet leases, including the release of overcollateralization from prior securitizations;
- released $16 million from our reinsurance subsidiary, which represented the release of restricted cash in excess of trust requirements; and
- generated mortgage servicing rights with minimal use of cash.

These specific actions, when combined with our cash flows from other operating, financing and investing activities, as discussed below, increased our Cash and cash equivalents by $415 million from December 31, 2011. For 2013, we expect to execute on the strategies we identified in 2012, including prioritizing liquidity and cash flow generation.

Given our expectation for business volumes, we believe that our sources of liquidity are adequate to fund our operations for at least the next 12 months. We expect aggregate capital expenditures to be between $50 million and $55 million for 2013, in comparison to $31 million for 2012.

Cash Flows

At December 31, 2012, we had $829 million of Cash and cash equivalents, an increase of $415 million from $414 million at December 31, 2011. The following table summarizes the changes in Cash and cash equivalents:

	Year Ended December 31,		
	2012	2011	Change
	(In millions)		
Cash provided by (used in):			
Operating activities	$ 2,057	$ 2,786	$ (729)
Investing activities	(1,215)	(1,331)	116
Financing activities	(427)	(1,234)	807
Effect of changes in exchange rates on Cash and cash equivalents	—	(2)	2
Net increase in Cash and cash equivalents	$ 415	$ 219	$ 196

Operating Activities

Our cash flows from operating activities reflect the net cash generated or used in our business operations and can be significantly impacted by the timing of mortgage loan originations and sales. In addition to depreciation and amortization, the operating results of our reportable segments are impacted by the following significant non-cash activities:

- **Mortgage Production** —Capitalization of mortgage servicing rights
- **Mortgage Servicing** —Change in fair value of mortgage servicing rights
- **Fleet Management Services** —Depreciation on operating leases

During the year ended December 31, 2012, cash provided by operating activities was $2.1 billion. This is primarily reflective of $1.5 billion of net cash provided by the volume of mortgage loan sales in our Mortgage Production segment and $61 million received from counterparties related to cash collateral associated with loan related derivatives agreements. Cash provided by operating activities was further driven by positive cash flows from our Mortgage Servicing and Fleet Management Services segments.

The net cash provided by the operating activities of our Mortgage Production segment also resulted from a $484 million decrease in the Mortgage loans held for sale balance in our Consolidated Balance Sheets between December 31, 2012 and 2011, which is the result of timing differences between origination and sale as of the end of each period. The decrease in Mortgage loans held for sale also resulted in a decrease in Mortgage Asset-Backed Debt as further described in Financing Activities below.

During the year ended December 31, 2011, cash provided by operating activities was $2.8 billion. This is primarily reflective of $2.3 billion of net cash provided by the volume of mortgage loan sales in our Mortgage Production segment. Cash provided by operating activities was further driven by positive cash flows from our Mortgage Servicing and Fleet Management Services segments that were partially offset by a $251 million net change in cash collateral posted on derivative agreements.

Investing Activities

Our cash flows from investing activities include cash outflows for purchases of vehicle inventory, net of cash inflows for sales of vehicles within the Fleet Management Services segment as well as changes in the funding requirements of Restricted cash, cash equivalents and investments for all of our business segments. Cash flows related to the acquisition and sale of vehicles fluctuate significantly from period to period due to the timing of the underlying transactions.

During the year ended December 31, 2012, cash used in our investing activities was $1.2 billion, which primarily consisted of $1.4 billion in net cash outflow from the purchase and sale of vehicles which was partially offset by a $150 million net decrease in Restricted cash, cash equivalents and investments primarily due to a $104 million reduction in restricted cash associated with our mortgage reinsurance activities from paid losses and the termination of one of our reinsurance agreements and a release of $33 million of restricted cash related to the Chesapeake 2009-1 and 2009-4 Notes which were repaid during 2012.

During the year ended December 31, 2011, cash used in our investing activities was $1.3 billion, which primarily consisted of $1.3 billion in net cash outflows from the purchase and sale of vehicles and a $42 million net increase in Restricted cash, cash equivalents and investments, partially offset by $20 million of net cash inflows from the sale of an interest in our appraisal services business.

Financing Activities

Our cash flows from financing activities include proceeds from and payments on borrowings under our vehicle management asset-backed debt, mortgage asset-backed debt and unsecured debt facilities. The fluctuations in the amount of borrowings within each period are due to working capital needs and the funding requirements for assets supported by our secured and unsecured debt, including Net investment in fleet leases, Mortgage loans held for sale and Mortgage servicing rights.

During the year ended December 31, 2012, cash used in our financing activities was $427 million and related to $176 million of net payments on secured borrowings resulting from the decreased funding requirements for Mortgage loans held for sale described in operating activities and $153 million of net payments on unsecured borrowings resulting from the repayments of the Convertible notes due 2012 and the Medium-term Notes due 2013 which were offset by the issuances of the Convertible notes due 2017 and the Senior Notes due 2019. As of December 31, 2012, our financing activities reflect our efforts to maximize secured borrowings against the available asset base, increasing the ending cash balance. Within each quarter, excess available cash is utilized to fund assets rather than using the Mortgage and Vehicle asset-backed borrowing arrangements, given the relative borrowing costs and returns on invested cash.

During the year ended December 31, 2011, cash used in our financing activities was $1.2 billion and related to $1.3 billion of net payments on secured borrowings resulting from the decreased funding requirements for Mortgage loans held for sale, offset by $99 million of net proceeds on unsecured borrowings primarily from the issuance of $100 million additional Senior Notes under an existing indenture.

Secondary Mortgage Market

We rely on the secondary mortgage market for a substantial amount of liquidity to support our mortgage operations. Nearly all mortgage loans that we originate are sold in the secondary mortgage market within 30 days of origination, primarily in the form of mortgage-backed securities ("MBS"), asset-backed securities ("ABS") and whole-loan transactions. A large component of the MBS we sell is guaranteed by Fannie Mae, Freddie Mac or Ginnie Mae (collectively, "Agency MBS").

Historically, we have also originated non-agency (or non-conforming) loans that were sold in the secondary mortgage market through the issuance of non-conforming MBS and ABS or whole-loan transactions. We have also publicly issued both non-conforming MBS and ABS that are registered with the Securities and Exchange Commission, in addition to private non-conforming MBS and ABS. Generally, these types of securities have their own credit ratings and require some form of credit enhancement, such as over-collateralization, senior-subordinated structures, primary mortgage insurance, and/or private surety guarantees. During 2012, our sales of non-agency loans have been focused on whole-loan sales to specified investors under best-efforts commitments, and we expect this to continue into 2013.

The following table sets forth the composition of our total mortgage loan originations, including fee-based closings, by product type:

	Year Ended December 31,		
	2012	2011	2010
Conforming[1]	63 %	74 %	80 %
Non-conforming:			
Jumbo[2]	34 %	23 %	17 %
Second lien	2 %	2 %	3 %
Other	1 %	1 %	—%
Total Non-conforming	37 %	26 %	20 %

[1] Represents mortgage loans that conform to the standards of the GSEs (collectively Fannie Mae, Freddie Mac and Ginnie Mae).

[2] Represents mortgage loans that have loan amounts exceeding the GSE guidelines.

The Agency MBS, whole-loan, and non-conforming markets for mortgage loans have historically provided substantial liquidity for our mortgage loan production operations. We focus our business process on consistently producing mortgage loans that meet investor requirements to continue to access these markets. During the year ended December 31, 2012, 96% of our loans closed to be sold were conforming loans.

Debt

We utilize both secured and unsecured debt as key components of our financing strategy. Our primary financing needs arise from our assets under management programs which are summarized in the table below:

	December 31,	
	2012	2011
	(In millions)	
Restricted cash, cash equivalents and investments	$ 425	$ 574
Mortgage loans held for sale	2,174	2,658
Net investment in fleet leases	3,636	3,515
Mortgage servicing rights	1,022	1,209
Total	$ 7,257	$ 7,956

Asset-backed debt is used primarily to support our investments in vehicle management and mortgage assets, and is secured by collateral which include certain Mortgage loans held for sale and Net investment in fleet leases, among other assets. The outstanding balance under the asset-backed debt facilities varies daily based on our current funding needs for eligible collateral. In addition, amounts undrawn and available under our revolving credit facility can also be utilized to supplement asset-backed facilities.

The following table summarizes our Debt as of December 31, 2012:

	Balance	Total Assets Held as Collateral[1]
	(In millions)	
Vehicle Management Asset-Backed Debt	$ 3,457	$ 3,876
Mortgage Asset-Backed Debt	1,941	2,064
Unsecured Debt	1,156	—
Total	$ 6,554	$ 5,940

(1) Assets held as collateral are not available to pay our general obligations.

See Note 12, "Debt and Borrowing Arrangements" in the accompanying Notes to Consolidated Financial Statements for additional information regarding the components of our debt.

Vehicle Management Asset-Backed Debt

Vehicle management asset-backed debt primarily represents variable-rate debt issued by our wholly owned subsidiary, Chesapeake Funding LLC, to support the acquisition of vehicles used by our Fleet Management Services segment's U.S. leasing operations and variable-rate debt issued by Fleet Leasing Receivables Trust ("FLRT"), a special purpose trust, used to finance leases originated by our Canadian fleet operation.

Vehicle-management asset-backed debt structures may provide creditors an interest in: (i) a pool of master leases or a pool of specific leases; (ii) the related vehicles under lease; and/or (iii) the related receivables billed to clients for the monthly collection of lease payments and ancillary service revenues (such as fuel and maintenance services). This interest is generally granted to a specific series of note holders either on a pro-rata basis relative to their share of the total outstanding debt issued through the facility or through a direct interest in a specific pool of leases. Repayment of the obligations of the facilities is non-recourse to us and is sourced from the monthly cash flow generated by lease payments and ancillary service payments made under the terms of the related master lease contracts.

Our funding strategy for the Fleet Management Services segment may include the issuance of asset-backed Term notes, which provide a fixed funding amount at the time of issuance, or asset-backed Variable-funding notes under which the committed capacity may be drawn upon as needed during a commitment period, which is primarily 364 days in duration, but may extend to a 2-year duration for some facilities. The available committed capacity under Variable-funding notes may be used to fund growth in Net investment in fleet leases during the term of the commitment.

As with the Variable-funding notes, certain Term notes contain provisions that allow the outstanding debt to revolve for specified periods of time. During these revolving periods, the monthly collection of lease payments allocable to each outstanding series creates availability to fund the acquisition of vehicles and/or equipment to be leased to customers. Upon expiration, the revolving period of the related series of notes ends and the repayment of principal commences, amortizing monthly with the allocation of lease payments until the notes are paid in full.

Our ability to maintain liquidity through Vehicle management asset-backed debt is dependent on:

- market demand for ABS, specifically demand for ABS collateralized by fleet leases;
- the quality and eligibility of assets underlying the arrangements;
- our ability to negotiate terms acceptable to us;
- maintaining our role as servicer of the underlying lease assets;

- our ability to maintain a sufficient level of eligible assets, collateral or credit enhancements; and
- our ability to comply with certain financial covenants (see "— Debt Covenants" below for additional information).

Vehicle management asset-backed funding arrangements consisted of the following facilities as of December 31, 2012:

	Balance	Total Capacity	Available Capacity[1]	End of Revolving Period[2]	Estimated Maturity Date[3]
		(In millions)			
Chesapeake 2009-2	$ 349	n/a	n/a	n/a	02/17/14
Chesapeake 2009-3	34	n/a	n/a	n/a	09/08/14
FLRT 2010-1	41	n/a	n/a	n/a	08/15/13
Term notes, in amortization	424				
Chesapeake 2011-2	350	$ 350	$ —	09/19/13	02/07/17
Chesapeake 2012-1	643	643	—	04/18/13	06/07/16
Chesapeake 2012-2	600	600	—	12/09/13	04/07/17
Term notes, in revolving period	1,593	1,593	—		
Chesapeake 2010-1	463	875	412	06/26/13	11/07/16
FLRT 2010-2	621	822	201	08/30/13	06/15/22
Chesapeake 2011-1	331	625	294	06/26/14	10/09/17
Variable-funding notes	1,415	2,322	907		
Other	25	25	—		
Total	$ 3,457	$ 3,940	$ 907		

(1) Capacity is dependent upon maintaining compliance with the terms, conditions, and covenants of the respective agreements and may be further limited by asset eligibility requirements.

(2) During the revolving period, the monthly collection of lease payments allocable to each outstanding series creates availability to fund the acquisition of vehicles and/or equipment to be leased to customers. Upon expiration, the revolving period of the related series of notes ends and the repayment of principal commences, amortizing monthly with the allocation of lease payments until the notes are paid in full.

(3) Represents the estimated final repayment date of the amortizing notes.

Secured Canadian Credit Facility

On September 25, 2012, PHH Vehicle Management Services, Inc. entered into a secured revolving credit facility providing up to $127 million (C$125 million) of committed revolving capacity. Available borrowing capacity under the facility is based on a borrowing base calculation which considers eligible unencumbered vehicle leases, certain purchased vehicles not yet subject to lease, and account receivables for ancillary services. The facility is scheduled to expire on August 2, 2015. As of and during the year ended December 31, 2012, there were no amounts outstanding under the Secured Canadian credit facility.

Mortgage Asset-Backed Debt

Mortgage asset-backed debt primarily represents variable-rate mortgage repurchase facilities to support the origination of mortgage loans. Mortgage repurchase facilities, also called warehouse lines of credit, are one component of our funding strategy, and they provide creditors a collateralized interest in specific mortgage loans that meet the eligibility requirements under the terms of the facility during the warehouse period. The source of repayment of the facilities is typically from the sale or securitization of the underlying loans into the secondary mortgage market. We utilize both committed and uncommitted warehouse facilities and we evaluate our needs under these facilities based on forecasted volume of mortgage loan closings and sales.

Our funding strategies for mortgage originations may also include the use of committed and uncommitted mortgage gestation facilities. Gestation facilities effectively finance mortgage loans that are eligible for sale to an agency prior to the issuance of the related MBS.

Our ability to maintain liquidity through Mortgage warehouse asset-backed debt is dependent on:

- market demand for MBS and liquidity in the secondary mortgage market;
- the quality and eligibility of assets underlying the arrangements;
- our ability to negotiate terms acceptable to us;
- our ability to access the asset-backed debt market;
- our ability to maintain a sufficient level of eligible assets or credit enhancements;
- our ability to access the secondary market for mortgage loans;
- maintaining our role as servicer of the underlying mortgage assets; and
- our ability to comply with certain financial covenants (see "— Debt Covenants" for additional information).

See further discussion at "Part I—Item 1A. Risk Factors—Risks Related to our Company—*We are substantially dependent upon our unsecured and secured funding arrangements, a significant portion of which are short-term agreements. If any of our funding arrangements are terminated, not renewed or otherwise become unavailable to us, we may be unable to find replacement financing on economically viable terms, if at all, which would adversely affect our ability to fund our operations.*"

Mortgage asset-backed funding arrangements consisted of the following as of December 31, 2012:

	Balance	Total Capacity	Available Capacity[1]	Maturity Date
		(In millions)		
Debt:				
Committed facilities of PHH Mortgage:				
Fannie Mae	$ 656	$ 1,000	$ 344	12/13/13
Royal Bank of Scotland plc	123	500	377	06/21/13
Bank of America	144	418	274	10/31/13
Credit Suisse First Boston Mortgage Capital LLC	269	350 [2]	81	05/22/13
Wells Fargo Bank	38	200	162	12/06/13
Barclays Bank PLC	16	100 [3]	84	12/10/13
Committed facilities of PHH Home Loans:				
Credit Suisse First Boston Mortgage Capital LLC	279	325 [2]	46	05/22/13
Wells Fargo Bank	194	250	56	12/06/13
Barclays Bank PLC	156	250 [3]	94	12/10/13
Committed repurchase facilities	1,875	3,393	1,518	
Uncommitted facilities of PHH Mortgage:				
Fannie Mae	—	2,000	2,000	n/a
Uncommitted repurchase facilities	—	2,000	2,000	
Servicing advance facility	66	120	54	06/30/13
Total	$ 1,941	$ 5,513	$ 3,572	
Off-Balance Sheet Gestation Facilities:				
JP Morgan Chase	$ 163	$ 500	$ 337	10/31/13

(1) Capacity is dependent upon maintaining compliance with the terms, conditions, and covenants of the respective agreements and may be further limited by asset eligibility requirements.

(2) We may allocate a limited amount of capacity from the committed facilities with Credit Suisse First Boston Mortgage Capital LLC between PHH Mortgage and PHH Home Loans; however, the aggregate combined borrowing capacity cannot exceed $675 million. The borrowing capacities in the table above reflect the maximum available to PHH Home Loans.

(3) We may allocate up to $250 million of capacity from the committed facilities with Barclays Bank PLC to PHH Home Loans with no notice required; however, the aggregate combined borrowing capacity between PHH Mortgage and PHH Home Loans cannot exceed $350 million. The borrowing capacities in the table above reflect the maximum available to PHH Home Loans.

Unsecured Debt

Unsecured credit facilities are utilized to fund our short-term working capital needs to fund our MSRs, to supplement asset-backed facilities and to provide for a portion of the operating needs of our mortgage and fleet management businesses. As of and during the year ended December 31, 2012, there were no amounts outstanding under the Revolving Credit Facilities.

Unsecured borrowing arrangements consisted of the following as of December 31, 2012:

	Balance	Balance at Maturity	Total Capacity	Available Capacity	Maturity Date
		(In millions)			
4% notes due in 2014	$ 228	$ 250	n/a	n/a	09/01/14
6% notes due in 2017	196	250	n/a	n/a	06/15/17
Convertible notes	424	500			
9.25% notes due in 2016	449	450	n/a	n/a	03/01/16
7.375% notes due in 2019	275	275	n/a	n/a	09/01/19
Other	8	8	n/a	n/a	04/15/18
Term notes	732	733			
Revolving Credit Facility Tranche A	—	—	$ 250	$ 250 (1)	08/02/15
Revolving Credit Facility Tranche B	—	—	50	50 (1)	07/01/14
Other	—	—	5	5	09/30/13
Credit Facilities	—	—	$ 305	$ 305	
Total	$ 1,156	$ 1,233			

(1) Capacity amount shown reflects the contractual maximum capacity of the facility. The available capacity of this facility is subject to the satisfaction of compliance with a borrowing base coverage ratio test.

As of February 19, 2013, our credit ratings, and ratings outlook on our senior unsecured debt were as follows:

	Senior Debt	Short-Term Debt	Ratings Outlook/Watch
Moody's Investors Service	Ba2	NP	Negative
Standard & Poors	BB-	B	Negative
Fitch	BB	B	Negative

During the second quarter of 2012, Fitch Ratings downgraded our long-term Issuer Default Ratings and senior unsecured debt rating to 'BB' from 'BB+', removed us from Ratings Watch Negative and maintained our Rating Outlook as Negative. In the first quarter of 2012, Moody's placed us on negative outlook and in the fourth quarter of 2011, S&P downgraded our debt rating from 'BB+' to 'BB-' and placed us on negative outlook. The downgrades reflected the rating agencies' assessments of a variety of factors, including but not limited to: an increase in potential mortgage loan repurchases, our hedge practices related to our mortgage servicing rights and uncertainties regarding our liquidity profile.

Our senior unsecured long-term debt credit ratings are below investment grade, and as a result, our access to the public debt markets may be severely limited in comparison to the ability of investment grade issuers to access such markets. Further downgrades of our long-term ratings by one notch or two notches could result in an increase to our funding costs from any future capital markets unsecured debt issuances as well as borrowing costs under our existing U.S and Canadian revolving credit facilities. Our unsecured and secured debt does not contain requirements that would call for an acceleration of payments, maturities or changes in the structure of the existing debt, provide any limitations on future borrowings or require additional collateral, based on unfavorable changes in our credit ratings.

A security rating is not a recommendation to buy, sell or hold securities, may not reflect all of the risks associated with an investment in our debt securities and is subject to revision or withdrawal by the assigning rating organization. Each rating should be evaluated independently of any other rating.

See further discussion at "Part I—Item 1A. Risk Factors—Risks Related to our Company—*Our senior unsecured long-term debt ratings are below investment grade and, as a result, we may be limited in our ability to obtain or renew financing on economically viable terms or at all.*"

Debt Covenants

Certain of our debt arrangements require the maintenance of certain financial ratios and contain other affirmative and negative covenants, termination events, and other restrictions, including, but not limited to, covenants relating to material adverse changes, liquidity maintenance, restrictions on our indebtedness and the indebtedness of our material subsidiaries, mergers, liens, liquidations, sale and leaseback transactions, and restrictions on certain types of payments, including dividends and stock repurchases. Certain other debt arrangements, including the Fannie Mae committed facility, contain provisions that permit us or our counterparty to terminate the arrangement upon the occurrence of certain events, including those described below.

Among other covenants, the Revolving Credit Facility and certain mortgage repurchase facilities require us to maintain: (i) on the last day of each fiscal quarter, net worth of at least $1.0 billion; (ii) at any time prior to October 1, 2013, a ratio of indebtedness to tangible net worth no greater than 6.0 to 1 and, thereafter, no greater than 5.75 to 1; (iii) a minimum of $1.0 billion in committed mortgage warehouse financing capacity excluding uncommitted mortgage warehouse facilities provided by the GSEs and certain mortgage gestation facilities; (iv) a minimum of $750 million in committed third party fleet vehicle lease financing capacity; and (v) certain minimum liquidity requirements as of May 2, 2014.

As of December 31, 2012, we were in compliance with all financial covenants related to our debt arrangements.

During the year ended December 31, 2012, the termination events for the Fannie Mae committed facility were amended to require that we maintain (i) on the last day of each fiscal quarter, consolidated net worth of at least $1.0 billion; (ii) on the last day of each fiscal quarter, a ratio of indebtedness to tangible net worth no greater than 6.5 to 1; (iii) a minimum of $1.0 billion in committed mortgage warehouse or gestation facilities, with no more than $500 million of gestation facilities included towards the minimum, but excluding committed or uncommitted loan purchase arrangements or other funding arrangements from Fannie Mae and any mortgage warehouse capacity provided by government sponsored enterprises; and (iv) compliance with certain loan repurchase trigger event criteria related to the aging of outstanding loan repurchase demands by Fannie Mae.

Under certain of our financing, servicing, hedging and related agreements and instruments, the lenders or trustees have the right to notify us if they believe we have breached a covenant under the operative documents and may declare an event of default. If one or more notices of default were to be given, we believe we would have various periods in which to cure certain of such events of default. If we do not cure the events of default or obtain necessary waivers within the required time periods, the maturity of some of our debt could be accelerated and our ability to incur additional indebtedness could be restricted. In addition, an event of default or acceleration under certain of our agreements and instruments would trigger cross-default provisions under certain of our other agreements and instruments.

See Note 17, "Stock-Related Matters" in the accompanying Notes to Consolidated Financial Statements for information regarding restrictions on the Company's ability to pay dividends pursuant to certain debt arrangements.

CONTRACTUAL OBLIGATIONS

The following table summarizes our future contractual obligations as of December 31, 2012.

	2013	2014	2015	2016	2017	Thereafter	Total
				(In millions)			
Asset-backed debt[1][2]	$ 2,782	$ 1,105	$ 832	$ 487	$ 179	$ 14	$ 5,399
Unsecured debt[1][3]	—	250	—	450	250	283	1,233
Operating leases	21	22	22	19	16	80	180
Capital leases[1]	6	6	1	—	—	—	13
Purchase commitments	156	9	2	1	—	—	168
Loan repurchase agreements	34	—	—	—	—	—	34
	$ 2,999	$ 1,392	$ 857	$ 957	$ 445	$ 377	$ 7,027

(1) The table above excludes future cash payments related to interest expense. Interest payments during 2012 totaled $213 million. Interest is calculated on most of our debt obligations based on variable rates referenced to LIBOR or other short-term interest rate indices. A portion of our interest cost related to vehicle management asset-backed debt is charged to lessees pursuant to lease agreements.

(2) Represents the contractual maturities for asset-backed debt arrangements as of December 31, 2012, except for our vehicle management asset-backed notes, where estimated payments are based on the expected cash inflows from the securitized vehicle leases and related assets.

(3) Excludes $195 million related to the if-converted value of the 2017 Convertible notes, as that amount may be settled in either cash or shares upon conversion, at the Company's election. See Note 12, "Debt and Borrowing Arrangements" in the accompanying Notes to Consolidated Financial Statements for further discussion.

For further information about our Asset-backed debt and Unsecured debt, see "—Liquidity and Capital Resources—Debt" and Note 12, "Debt and Borrowing Arrangements" in the accompanying Notes to Consolidated Financial Statements.

Operating lease obligations include: (i) leases for our Mortgage Production and Servicing segments in Mt. Laurel, New Jersey, Jacksonville, Florida and other smaller regional locations throughout the U.S.; and (ii) leases for our Fleet Management Services segment for its headquarters office in Sparks, Maryland, office space and marketing centers in several locations in Canada and other smaller regional locations throughout the U.S.

Purchase commitments include various commitments to purchase goods or services from specific suppliers made by us in the ordinary course of our business, including $133 million in 2013 for the purchases of vehicles to be leased, and those related to capital expenditures. Purchase commitments exclude our liability for income tax contingencies, which totaled $4 million as of December 31, 2012, since we cannot predict with reasonable certainty or reliability of the timing of cash settlements to the respective taxing authorities for these estimated contingencies. For more information regarding our liability for income tax contingencies, see Note 1, "Summary of Significant Accounting Policies" in the accompanying Notes to Consolidated Financial Statements.

For further information about our Operating lease and Purchase commitments, see Note 16, "Commitments and Contingencies" in the accompanying Notes to Consolidated Financial Statements.

Loan repurchase obligations represent the unpaid principal amount of loans that have completed the repurchase request review process and the claims are pending final execution or payment. See Note 15, "Credit Risk" in the accompanying Notes to Consolidated Financial Statements and "—Risk Management" for further information regarding our loan repurchase exposures and related reserves.

As of December 31, 2012, we had commitments with agreed-upon rates or rate protection that we expect to result in closed mortgage loans of $5.0 billion.

Commitments to sell loans generally have fixed expiration dates or other termination clauses and may require the payment of a fee. We may settle the forward delivery commitments on MBS or whole loans on a net basis including the posting of collateral; therefore, the commitments outstanding do not necessarily represent future cash obligations. Our $12.3 billion (gross notional) of forward delivery commitments on MBS or whole loans as of December 31, 2012 generally will be settled within 90 days of the individual commitment date.

For further information about our commitments to fund or sell mortgage loans, see Note 6, "Derivatives" in the accompanying Notes to Consolidated Financial Statements.

OFF-BALANCE SHEET ARRANGEMENTS AND GUARANTEES

In the ordinary course of business, we enter into numerous agreements that contain guarantees and indemnities whereby we indemnify another party for breaches of representations and warranties. In addition, we utilize a committed off-balance sheet mortgage gestation facility as a component of our financing strategy.

See "—Liquidity and Capital Resources—Debt—Mortgage Asset-Backed Debt" above, and Note 16, "Commitments and Contingencies" in the accompanying Notes to the Consolidated Financial Statements for additional information.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our significant accounting policies are described in Note 1, "Summary of Significant Accounting Policies" in the accompanying Notes to Consolidated Financial Statements and are integral in understanding our financial position and results of operations because we are required to make estimates and assumptions that may affect the value of our assets and liabilities and financial results. Presented below are those accounting policies that we believe require highly difficult, subjective and complex judgments and estimates relating to matters that are inherently uncertain. Additionally, events that are outside of our control cannot be predicted and, as such, they cannot be contemplated in evaluating such estimates and assumptions. If there is a significant unfavorable change to current conditions, it could have a material adverse effect on our business, financial position, results of operations and cash flows. We believe that the estimates and assumptions we used when preparing our financial statements were the most appropriate at that time.

Fair Value Measurements

We record certain assets and liabilities at fair value and we have an established and documented process for determining fair value measurements. Fair value represents the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. We determine fair value based on quoted market prices, where available. If quoted prices are not available, fair value is estimated based upon other observable inputs, and may include valuation techniques such as present value cash flow models, option-pricing models or other conventional valuation methods. In addition, when estimating the fair value of liabilities, we may use the quoted price of an identical liability when traded as an asset and quoted prices for similar liabilities or similar liabilities when traded as assets, if available.

We use unobservable inputs when observable inputs are not available. These inputs are based upon our judgments and assumptions, which represent our assessment of the assumptions market participants would use in pricing the asset or liability, which may include: (i) information about current pricing for similar products; (ii) modeled assumptions based on internally-sourced data and characteristics of the specific instrument; and (iii) counterparty risk, credit quality and liquidity. The incorporation of counterparty credit risk did not have a significant impact on the valuation of our assets and liabilities recorded at fair value on a recurring basis as of December 31, 2012.

As of December 31, 2012, 36% of our Total assets were measured at fair value on a recurring basis.

Approximately 64% of our assets and liabilities measured at fair value on a recurring basis were valued using primarily observable inputs and were categorized within Level Two of the valuation hierarchy as defined by ASC 820, "Fair Value Measurements and Disclosures". Level Two instruments are comprised of the majority of our Mortgage loans held for sale and derivative assets and liabilities used to manage risk on our mortgage servicing rights, mortgage loans and related lock commitments.

Approximately 36% of our assets and liabilities measured at fair value on a recurring basis were valued using significant unobservable inputs and were categorized within Level Three of the valuation hierarchy as defined by ASC 820. Our Level Three measurements include:

- Mortgage servicing rights, which represent 80% of our assets and liabilities categorized within Level Three. See "— Mortgage Servicing Rights" below.
- Certain non-conforming mortgage loans held for sale, including Scratch and Dent (loans with origination flaws or performance issues) and second lien loans. See "— Mortgage Loans Held for Sale" below.
- Interest rate lock commitments ("IRLCs"). The fair value of IRLCs is based upon the estimated fair value of the underlying mortgage loan, adjusted for: (i) estimated costs to complete and originate the loan and (ii) an adjustment to reflect the estimated percentage of commitments that will result in a closed mortgage loan, which can vary based on the age of the underlying commitment and changes in mortgage interest rates. Our IRLCs are classified within Level Three of the valuation hierarchy due to the unobservable inputs used in the valuation and the lack of any observable market for trading such instruments.
- Convertible-note related derivatives. The estimated fair value of the conversion option and purchased options associated with the Convertible notes due 2014 uses an option pricing model and is primarily impacted by changes in the market price and volatility of our Common stock.

The use of different assumptions may have a material effect on the estimated fair value amounts recorded in our financial statements, and the actual amounts realized in the sale or settlement of these instruments may vary materially from the recorded amounts. See Note 20, "Fair Value Measurements" in the accompanying Notes to Consolidated Financial Statements for sensitivity analysis for our significant assumptions and further discussions of our measurements at fair value.

Mortgage Servicing Rights

The fair value of our mortgage servicing rights ("MSRs") is estimated based upon projections of expected future cash flows, including service fee income and costs to service the loans. We use a third-party model as a basis to forecast prepayment rates at each monthly point for each interest rate path calculated using a probability weighted option adjusted spread ("OAS") model. Prepayment rates used in the development of expected future cash flows are based on historical observations of prepayment behavior in similar periods, comparing current mortgage rates to the mortgage interest rate in our servicing portfolio, and incorporates loan characteristics (e.g., loan type and note rate) and factors such as recent prepayment experience, the relative sensitivity of our capitalized servicing portfolio to refinance if interest rates decline and estimated levels of home equity.

In 2012, we integrated an updated prepayment model used in the valuation of our mortgage servicing rights, which we believe is more closely aligned with the actual prepayment speeds of our capitalized servicing portfolio. Additionally, the new model utilizes a combination of standard default curves and current delinquency levels to project future delinquencies and foreclosures, whereas the previous model assumed current delinquency and foreclosure rates would remain constant over the life of the asset. Based upon the results of our analysis of the modeled value and validation of our value and current assumptions against third-party sources, there was no change to the overall value of MSRs as a result of the prepayment model update.

The evaluation of our MSRs is governed by a committee which consists of key members of management, to approve our MSR valuation policies and ensure that the fair value of our MSRs is appropriate considering all available internal and external data. We validate assumptions used in estimating the fair value of our MSRs against a number of third-party sources, which may include peer surveys, MSR broker surveys, third-party valuations and other market-based sources. The key assumptions used in the valuations of MSRs include prepayment rates, discount rate and delinquency rates.

If we experience a 10% adverse change in prepayment rates, OAS and delinquency rates, the fair value of our MSRs would be reduced by $67 million, $39 million and $17 million, respectively. These sensitivities are hypothetical and for illustrative purposes only. Changes in fair value based on a 10% variation in assumptions generally cannot be extrapolated because the relationship of the change in fair value may not be linear. Also, the effect of a variation in a particular assumption is calculated without changing any other assumption; in reality, changes in one assumption may result in changes in another, which may magnify or counteract the sensitivities. Further, this analysis does not assume any impact resulting from our intervention to mitigate these variations.

Mortgage Loans Held for Sale

Mortgage loans held for sale ("MLHS") represent mortgage loans originated or purchased by us and held until sold to secondary market investors. We elected to measure MLHS at fair value, which is intended to better reflect the underlying economics of our business, as well as eliminate the operational complexities of our risk management activities related to MLHS and applying hedge accounting.

The majority of our Mortgage loans held for sale are classified as Level Two and fair value is estimated by utilizing either: (i) the value of securities backed by similar mortgage loans, adjusted for certain factors to approximate the value of a whole mortgage loan, including the value attributable to mortgage servicing and credit risk; (ii) current commitments to purchase loans; or (iii) recent observable market trades for similar loans, adjusted for credit risk and other individual loan characteristics. Inputs used in the valuation of these Level Two loans include, among other assumptions, current forward pricing for agency asset-backed securities, as well as current published agency guaranty fees and pricing adjustments. These prices and inputs are market-based, however the value realized at settlement may vary from our assumptions due to a variety of factors.

As of December 31, 2012, we classified Scratch and Dent (loans with origination flaws or performance issues) and second-lien loans within Level Three of the valuation hierarchy due to the relative illiquidity observed in the market. The valuation of the majority of our MLHS classified within Level Three is based upon either a collateral based valuation model or a discounted cash flow model.

Income Taxes

We are subject to the income tax laws of the various jurisdictions in which we operate, including U.S. federal, state, and local and Canadian jurisdictions. These tax laws are complex and are subject to different interpretations by the taxpayer and the relevant government taxing authorities. When determining our domestic and foreign income tax expense, we must make judgments about the application of these inherently complex tax laws.

We record income taxes in accordance with ASC 740, "Income Taxes", which requires that deferred tax assets and liabilities be recognized. Deferred taxes are recorded for the expected future consequences of events that have been recognized in the financial statements or tax returns, based upon enacted tax laws and rates. Deferred tax assets are recognized subject to management's judgment that realization is more likely than not, and are reduced by valuation allowances if it is more likely than not that some portion of the deferred tax asset will not be realized.

As of December 31, 2012 and 2011, we had net deferred tax liabilities, which consisted of deferred tax assets primarily resulting from federal and state loss carryforwards and credits netted against deferred tax liabilities primarily resulting from the temporary differences created from originated Mortgage servicing rights and depreciation and amortization (primarily related to accelerated Depreciation on operating leases for tax purposes). The loss carryforwards are expected to reverse in future periods, offsetting taxable income resulting from the reversal of these temporary differences.

Based on projections of taxable income and prudent tax planning strategies available at our discretion, we determined that it is more-likely-than-not that certain deferred tax assets would be realized; however, we had valuation allowances of $30 million and $44 million as of December 31, 2012 and 2011, respectively, which primarily represent state net operating loss carryforwards that we believe that it is more likely than not that the loss carryforwards will not be realized. As of December 31, 2012 and 2011, we had no valuation allowances for deferred tax assets generated from federal net operating losses. Should a change in circumstances lead to a change in our judgments about the realization of deferred tax assets in future years, we would adjust the valuation allowances in the period that the change in circumstances occurs, along with a charge or credit to income tax expense. Significant changes to our estimates and assumptions may result in an increase or decrease to our tax expense in a subsequent period.

Our interpretations of the complex tax laws in the jurisdictions in which we operate are subject to review and examination by the various governmental taxing authorities and disputes may arise over the respective tax positions. We record liabilities for income tax contingencies using a two-step process. We must first presume the tax position will be examined by the relevant taxing authority and determine whether it is "more likely than not" that the position will be sustained upon examination, based on its technical merits. Once an income tax position meets the "more likely than not" recognition threshold, it is then measured to determine the amount of the benefit to recognize in the financial statements.

Liabilities for income tax contingencies are reviewed periodically and are adjusted as events occur that affect our estimates, such as the availability of new information, subsequent transactions or events, the lapsing of applicable statutes of limitations, the conclusion of tax audits, the measurement of additional estimated liabilities based on current calculations (including interest and/or penalties), the identification of new income tax contingencies, the release of administrative tax guidance affecting our estimates of income tax liabilities or the rendering of relevant court decisions. The ultimate resolution of income tax contingency liabilities could have a significant impact on our effective income tax rate in a given financial statement period. Liabilities for income tax contingencies, including accrued interest and penalties, were $4 million and $3 million as of December 31, 2012 and 2011, respectively, and are reflected in Other liabilities in the accompanying Consolidated Balance Sheets.

Mortgage Loan Repurchase and Indemnification Liability

Representations and warranties are provided to investors and insurers on a significant portion of loans sold and are also assumed on purchased mortgage servicing rights. As a result, we may be required to repurchase the mortgage loan or indemnify the investor against loss in the event of a breach of representations and warranties. We have established a loan repurchase and indemnification liability for our estimate of exposure to losses related to our obligation to repurchase or indemnify investors for loans sold.

The estimation of the liability for probable losses related to repurchase and indemnification obligations considers both (i) specific, non-performing loans currently in foreclosure where we believe we will be required to indemnify the investor for any losses and (ii) an estimate of probable future repurchase or indemnification obligations from breaches of representation and warranties. The liability related to specific non-performing loans is based on a loan-level analysis considering the current collateral value, estimated sales proceeds and selling costs. The liability related to probable future repurchase or indemnification obligations is segregated by year of origination and considers the amount of unresolved repurchase and indemnification requests and includes an estimate for future repurchase demands based upon recent and historical repurchase and indemnification experience, as well as our success rate in appealing repurchase requests and an estimated loss severity, based on current loss rates for similar loans.

The underlying trends for loan repurchases and indemnifications are volatile and there is a significant amount of uncertainly regarding our expectations of future loan repurchases and indemnifications, our success rate in appealing repurchase requests and related loss severities. We have observed an increase in loan repurchase and indemnification requests from investors and insurers during 2012 due to an increase in the number of loan file reviews by the Agencies as more resources have been allocated to clearing the backlog of previously requested loan files, primarily related to the 2005 through 2008 origination years. Our success rate in appealing repurchase requests has been impacted by the validity and composition of repurchase demands and the underlying quality of the loan files while our expected loss severities have been impacted by various economic factors including delinquency rates and home prices. Due to the significant uncertainties surrounding these estimates, it is reasonably possible that our exposure exceeds our mortgage loan repurchase and indemnification liability.

Our estimate of the mortgage loan repurchase and indemnification liability considers the current macro-economic environment and recent repurchase trends; however, if we experience a prolonged period of higher repurchase and indemnification activity or if weakness in the housing market continues and further declines in home values occur, then our realized losses from loan repurchases and indemnifications may ultimately be in excess of our liability. As of December 31, 2012, the estimated amount of reasonably possible losses in excess of the recorded liability was $40 million. This estimate assumes that repurchase and indemnification requests remain at an elevated level through the year ended December 31, 2013, the success rate in defending against requests declines and loss severities remain at current levels. The Company's estimate of reasonably possible losses does not represent probable losses and is based upon significant judgments and assumptions which can be influenced by many factors, including: (i) home prices and the levels of home equity; (ii) the criteria used by investors in selecting loans to request; (iii) borrower delinquency patterns; and (iv) general economic conditions.

See Note 15, "Credit Risk" in the accompanying Notes to Consolidated Financial Statements for further information.

Liability for Reinsurance Losses

We are exposed to consumer credit risk through our one contract with a primary mortgage insurance company that is inactive and in runoff. The liability for reinsurance losses is estimated based upon the incurred and incurred but not reported losses provided by the primary mortgage insurance company. In addition, an actuarial analysis of loans subject to mortgage reinsurance is used to supplement our premium deficiency analysis, which considers current and projected delinquency rates, home prices and the credit characteristics of the underlying loans including credit score and loan-to-value ratios. This actuarial analysis is updated on a quarterly basis and projects both the future reinsurance losses over the term of the reinsurance contract and the estimated incurred and incurred but not reported losses as of the end of each reporting period.

As of December 31, 2012, the actuarial estimate of total losses to be incurred over the remaining term of the reinsurance contract was $50 million, which includes losses already incurred and not yet paid. As of December 31, 2012, the reserve for reinsurance losses was $33 million and the expected future premium revenue to be earned over the remaining term of the reinsurance contract was $21 million. However, our exposure to losses is limited to a defined maximum loss on each annual pool, which was $151 million in aggregate as of December 31, 2012. Since the current reinsurance reserve, combined with expected future premium revenue, is sufficient to cover our expected future losses, we have not recorded a premium deficiency reserve.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

For information regarding recently issued accounting pronouncements and the expected impact on our financial statements, see Note 1, "Summary of Significant Accounting Policies" in the accompanying Notes to Consolidated Financial Statements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Our principal market exposure is to interest rate risk, specifically long-term Treasury and mortgage interest rates due to their impact on mortgage-related assets and commitments. Additionally, our escrow earnings on our mortgage servicing rights and our net investment in variable-rate lease assets are sensitive to changes in short-term interest rates such as LIBOR. We also are exposed to changes in short-term interest rates on certain variable rate borrowings including our mortgage asset-backed debt, vehicle management asset-backed debt and our unsecured revolving credit facility. We anticipate that such interest rates will remain our primary benchmark for market risk for the foreseeable future.

See "—Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Risk Management" in this Form 10-K for a further description of our assets and liabilities subject to interest rate risk.

Sensitivity Analysis

We assess our market risk based on changes in interest rates utilizing a sensitivity analysis. The sensitivity analysis measures the potential impact on fair values based on hypothetical changes (increases and decreases) in interest rates.

We use a duration-based model in determining the impact of interest rate shifts on our debt portfolio, certain other interest-bearing liabilities and interest rate derivatives portfolios. The primary assumption used in these models is that an increase or decrease in the benchmark interest rate produces a parallel shift in the yield curve across all maturities.

We utilize a probability weighted option-adjusted spread model to determine the fair value of mortgage servicing rights and the impact of parallel interest rate shifts on mortgage servicing rights. The primary assumptions in this model are prepayment speeds, option-adjusted spread (discount rate) and weighted-average delinquency rates. However, this analysis ignores the impact of interest rate changes on certain material variables, such as the benefit or detriment on the value of future loan originations, non-parallel shifts in the spread relationships between mortgage-backed securities, swaps and Treasury rates and changes in primary and secondary mortgage market spreads. We rely on market sources in determining the impact of interest rate shifts for mortgage loans, interest rate lock commitments, forward delivery commitments on mortgage-backed securities or whole loans and option contracts. In addition, for interest-rate lock commitments, the borrower's propensity to close their mortgage loans under the commitment is used as a primary assumption.

Our total market risk is influenced by a wide variety of factors including market volatility and the liquidity of the markets. There are certain limitations inherent in the sensitivity analysis presented, including the necessity to conduct the analysis based on a single point in time and the inability to include the complex market reactions that normally would arise from the market shifts modeled.

We used December 31, 2012 market rates to perform the sensitivity analysis. The estimates are based on the market risk sensitive portfolios described in the preceding paragraphs and assume instantaneous, parallel shifts in interest rate yield curves. These sensitivities are hypothetical and presented for illustrative purposes only. Changes in fair value based on variations in assumptions generally cannot be extrapolated because the relationship of the change in fair value may not be linear.

The following table summarizes the estimated change in the fair value of our assets and liabilities sensitive to interest rates as of December 31, 2012 given hypothetical instantaneous parallel shifts in the yield curve:

	Change in Fair Value					
	Down 100 bps	Down 50 bps	Down 25 bps	Up 25 bps	Up 50 bps	Up 100 bps
	(In millions)					
Mortgage assets and liabilities:						
Restricted investments	$ 1	$ 1	$ —	$ (1)	$ (1)	$ (2)
Mortgage loans held for sale	34	28	17	(20)	(41)	(88)
Interest rate lock commitments [1]	70	59	36	(45)	(98)	(221)
Forward loan sale commitments [1]	(107)	(87)	(51)	60	127	269
Option contracts [1]	(2)	(2)	(2)	6	17	49
Total Mortgage loans held for sale, interest rate lock commitments and related derivatives	(5)	(2)	—	1	5	9
Mortgage servicing rights	(246)	(131)	(68)	73	147	291
Derivatives related to MSRs[1]	102	37	15	(10)	(17)	(28)
Total Mortgage servicing rights and related derivatives	(144)	(94)	(53)	63	130	263
Total mortgage assets and liabilities	(148)	(95)	(53)	63	134	270
Net investment in fleet leases	13	6	3	(3)	(6)	(12)
Interest rate contracts [1]	—	—	—	—	—	1
Debt	(53)	(26)	(13)	13	26	51
Total, net	$ (188)	$ (115)	$ (63)	$ 73	$ 154	$ 310

[1] Included in Other assets or Other liabilities in the Consolidated Balance Sheet.

Item 8. Financial Statements and Supplementary Data

Index to the Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of PHH Corporation:

We have audited the accompanying consolidated balance sheets of PHH Corporation and subsidiaries (the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2012. Our audits also included the financial statement schedules listed in Items 8 and 15. These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of PHH Corporation and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2012, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2013 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte & Touche LLP

Philadelphia, PA
February 28, 2013

PHH CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(In millions, except per share data)

	Year Ended December 31,		
	2012	2011	2010
REVENUES			
Mortgage fees	$ 346	$ 295	$ 291
Fleet management fees	180	173	157
Net fee income	526	468	448
Fleet lease income	1,364	1,400	1,370
Gain on mortgage loans, net	942	567	635
Mortgage interest income	91	114	110
Mortgage interest expense	(212)	(202)	(183)
Mortgage net finance expense	(121)	(88)	(73)
Loan servicing income	449	456	415
Change in fair value of mortgage servicing rights	(497)	(733)	(427)
Net derivative loss related to mortgage servicing rights	(5)	(3)	—
Valuation adjustments related to mortgage servicing rights, net	(502)	(736)	(427)
Net loan servicing loss	(53)	(280)	(12)
Other income	85	147	70
Net revenues	2,743	2,214	2,438
EXPENSES			
Salaries and related expenses	595	507	497
Occupancy and other office expenses	59	59	60
Depreciation on operating leases	1,212	1,223	1,224
Fleet interest expense	68	79	91
Other depreciation and amortization	25	25	22
Other operating expenses	697	523	429
Total expenses	2,656	2,416	2,323
Income (loss) before income taxes	87	(202)	115
Income tax (benefit) expense	(6)	(100)	39
Net income (loss)	93	(102)	76
Less: net income attributable to noncontrolling interest	59	25	28
Net income (loss) attributable to PHH Corporation	$ 34	$ (127)	$ 48
Basic earnings (loss) per share attributable to PHH Corporation	$ 0.60	$ (2.26)	$ 0.87
Diluted earnings (loss) per share attributable to PHH Corporation	$ 0.56	$ (2.26)	$ 0.86

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In millions)

	Year Ended December 31,		
	2012	2011	2010
Net income (loss)	$ 93	$ (102)	$ 76
Other comprehensive income (loss), net of tax:			
Currency translation adjustment	5	(5)	9
Change in unrealized gains on available-for-sale securities, net	(1)	1	1
Change in unfunded pension liability, net	1	(4)	—
Total other comprehensive income (loss), net of tax	5	(8)	10
Total comprehensive income (loss)	98	(110)	86
Less: comprehensive income attributable to noncontrolling interest	59	25	28
Comprehensive income (loss) attributable to PHH Corporation	$ 39	$ (135)	$ 58

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS
(In millions, except share data)

	December 31, 2012	December 31, 2011
ASSETS		
Cash and cash equivalents	$ 829	$ 414
Restricted cash, cash equivalents and investments (including $121 and $226 of available-for-sale securities at fair value)	425	574
Mortgage loans held for sale	2,174	2,658
Accounts receivable, net	797	700
Net investment in fleet leases	3,636	3,515
Mortgage servicing rights	1,022	1,209
Property, plant and equipment, net	79	64
Goodwill	25	25
Other assets	616	618
Total assets [1]	$ 9,603	$ 9,777
LIABILITIES AND EQUITY		
Accounts payable and accrued expenses	$ 562	$ 504
Debt	6,554	6,914
Deferred taxes	622	626
Other liabilities	303	272
Total liabilities [1]	8,041	8,316
Commitments and contingencies (Note 16)	—	—
EQUITY		
Preferred stock, $0.01 par value; 1,090,000 shares authorized; none issued or outstanding	—	—
Common stock, $0.01 par value; 273,910,000 shares authorized; 56,975,991 shares issued and outstanding at December 31, 2012; 56,361,155 shares issued and outstanding at December 31, 2011	1	1
Additional paid-in capital	1,127	1,082
Retained earnings	372	338
Accumulated other comprehensive income	26	21
Total PHH Corporation stockholders' equity	1,526	1,442
Noncontrolling interest	36	19
Total equity	1,562	1,461
Total liabilities and equity	$ 9,603	$ 9,777

See accompanying Notes to Consolidated Financial Statements.

Continued.

CONSOLIDATED BALANCE SHEETS—(Continued)
(In millions)

(1) The Consolidated Balance Sheets include assets of variable interest entities which can be used only to settle their obligations and liabilities of variable interest entities which creditors or beneficial interest holders do not have recourse to PHH Corporation and subsidiaries as follows:

	December 31,	
	2012	2011
ASSETS		
Cash and cash equivalents	$ 66	$ 57
Restricted cash, cash equivalents and investments	249	313
Mortgage loans held for sale	730	484
Accounts receivable, net	90	79
Net investment in fleet leases	3,531	3,390
Property, plant and equipment, net	2	1
Other assets	39	66
Total assets	$ 4,707	$ 4,390
LIABILITIES		
Accounts payable and accrued expenses	$ 36	$ 36
Debt	4,074	3,549
Other liabilities	13	9
Total liabilities	$ 4,123	$ 3,594

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In millions, except share data)

	PHH Corporation Stockholders' Equity						
	Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interest	Total Equity
	Shares	Amount					
Beginning Balance	**54,774,639**	**$ 1**	**$ 1,056**	**$ 416**	**$ 19**	**$ 12**	**$ 1,504**
Adjustments related to the spin-off	—	—	—	1	—	—	1
Total comprehensive income	—	—	—	48	10	28	86
Distributions to noncontrolling interest	—	—	—	—	—	(26)	(26)
Purchase of noncontrolling interest	—	—	(1)	—	—	—	(1)
Stock compensation expense	—	—	8	—	—	—	8
Stock issued under share-based payment plans	924,579	—	6	—	—	—	6
Balance at December 31, 2010	**55,699,218**	**$ 1**	**$ 1,069**	**$ 465**	**$ 29**	**$ 14**	**$ 1,578**
Total comprehensive (loss) income	—	—	—	(127)	(8)	25	(110)
Distributions to noncontrolling interest	—	—	—	—	—	(20)	(20)
Stock compensation expense	—	—	7	—	—	—	7
Stock issued under share-based payment plans	661,937	—	6	—	—	—	6
Balance at December 31, 2011	**56,361,155**	**$ 1**	**$ 1,082**	**$ 338**	**$ 21**	**$ 19**	**$ 1,461**
Total comprehensive income	—	—	—	34	5	59	98
Distributions to noncontrolling interest	—	—	—	—	—	(42)	(42)
Stock compensation expense	—	—	6	—	—	—	6
Stock issued under share-based payment plans	614,836	—	3	—	—	—	3
Conversion option related to Convertible note issuance, net (Note 12)	—	—	33	—	—	—	33
Recognition of deferred taxes related to Convertible notes	—	—	3	—	—	—	3
Balance at December 31, 2012	**56,975,991**	**$ 1**	**$ 1,127**	**$ 372**	**$ 26**	**$ 36**	**$ 1,562**

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions)

	Year Ended December 31,		
	2012	2011	2010
Cash flows from operating activities:			
Net income (loss)	$ 93	$ (102)	$ 76
Adjustments to reconcile Net income (loss) to net cash provided by (used in) operating activities:			
Capitalization of originated mortgage servicing rights	(310)	(499)	(456)
Net unrealized loss on mortgage servicing rights and related derivatives	502	736	427
Vehicle depreciation	1,212	1,223	1,224
Other depreciation and amortization	25	25	22
Origination of mortgage loans held for sale	(37,162)	(38,929)	(38,140)
Proceeds on sale of and payments from mortgage loans held for sale	38,711	41,263	35,496
Net gain on interest rate lock commitments, mortgage loans held for sale and related derivatives	(1,108)	(516)	(614)
Deferred income tax (benefit) expense	(23)	(100)	27
Other adjustments and changes in other assets and liabilities, net	117	(315)	258
Net cash provided by (used in) operating activities	2,057	2,786	(1,680)
Cash flows from investing activities:			
Investment in vehicles	(1,702)	(1,695)	(1,463)
Proceeds on sale of investment vehicles	345	407	353
Net cash paid on derivatives related to mortgage servicing rights	—	(3)	—
Purchases of property, plant and equipment	(31)	(25)	(17)
Purchases of restricted investments	(178)	(250)	(400)
Proceeds from sales and maturities of restricted investments	219	279	148
Decrease (increase) in restricted cash and cash equivalents	109	(71)	319
Other, net	23	27	20
Net cash used in investing activities	(1,215)	(1,331)	(1,040)
Cash flows from financing activities:			
Proceeds from secured borrowings	62,799	63,002	57,760
Principal payments on secured borrowings	(62,975)	(64,284)	(54,908)
Proceeds from unsecured borrowings	518	1,304	3,482
Principal payments on unsecured borrowings	(671)	(1,205)	(3,498)
Issuances of common stock	5	8	10
Cash paid for debt issuance costs	(57)	(35)	(51)
Other, net	(46)	(24)	(27)
Net cash (used in) provided by financing activities	(427)	(1,234)	2,768
Effect of changes in exchange rates on Cash and cash equivalents	—	(2)	(3)
Net increase in Cash and cash equivalents	415	219	45
Cash and cash equivalents at beginning of period	414	195	150
Cash and cash equivalents at end of period	$ 829	$ 414	$ 195

Continued.

CONSOLIDATED STATEMENTS OF CASH FLOWS- (Continued)
(In millions)

	Year Ended December 31,		
	2012	2011	2010
Supplemental Disclosure of Cash Flows Information:			
Interest payments	$ 213	$ 204	$ 169
Income tax payments (refunds), net	11	13	(9)

Annual Report

See accompanying Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

BASIS OF PRESENTATION

PHH Corporation and subsidiaries (collectively, "PHH" or the "Company") is a leading outsource provider of mortgage and fleet management services operating in the following business segments:

- **Mortgage Production** — provides mortgage loan origination services and sells mortgage loans.
- **Mortgage Servicing** — performs servicing activities for originated and purchased loans.
- **Fleet Management Services** — provides commercial fleet management services.

The Consolidated Financial Statements include the accounts and transactions of PHH and its subsidiaries, as well as entities in which the Company directly or indirectly has a controlling interest and variable interest entities of which the Company is the primary beneficiary. PHH Home Loans, LLC and its subsidiaries are consolidated within the Consolidated Financial Statements, and Realogy Corporation's ownership interest is presented as a noncontrolling interest. Intercompany balances and transactions have been eliminated from the Consolidated Financial Statements.

On March 31, 2011, the Company sold 50.1% of the equity interests in its appraisal services business, Speedy Title and Appraisal Review Services, ("STARS") to CoreLogic, Inc. for a total purchase price of $35 million. For the year ended December 31, 2011, a $68 million gain on the sale of the 50.1% equity interest was recorded within Other income. Subsequent to March 31, 2011, the Company participates in the appraisal services business through its 49.9% ownership interest in STARS, and is entitled to its proportionate share of STARS' earnings.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States, which is commonly referred to as GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions include, but are not limited to, those related to the valuation of mortgage servicing rights, mortgage loans held for sale and other financial instruments, the estimation of liabilities for mortgage loan repurchases and indemnifications and reinsurance losses, and the determination of certain income tax assets and liabilities and associated valuation allowances. Actual results could differ from those estimates.

Unless otherwise noted and except for share and per share data, dollar amounts presented within these Notes to Consolidated Financial Statements are in millions.

CHANGES IN ACCOUNTING POLICIES

Comprehensive Income. In June 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2011-05, "Presentation of Comprehensive Income". Subsequently in December 2011, the FASB issued ASU 2011-12, "Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05". The updates to comprehensive income guidance require all nonowner changes in stockholders' equity be presented either in a single continuous statement of comprehensive income or two separate but consecutive statements. In the two-statement approach, the first statement should present total net income and its components followed consecutively by a second statement that should present total other comprehensive income, the components of other comprehensive income, and the total of comprehensive income. The Company adopted the new accounting guidance effective January 1, 2012, and applied it retrospectively. The adoption added the Consolidated Statements of Comprehensive Income but did not impact the Company's results of operations, financial position, or cash flows.

Fair Value Measurement. In May 2011, the FASB issued ASU 2011-04, "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards". This update to fair value measurement guidance addresses changes to concepts regarding performing fair value measurements including: (i) the application of the highest and best use and valuation premise; (ii) the valuation of an instrument classified in the reporting entity's shareholders' equity; (iii) the valuation of financial instruments that are managed within a portfolio; and (iv) the application of premiums and discounts. This update also enhances disclosure requirements about fair value measurements, including providing information regarding Level 3 measurements such as quantitative information about unobservable inputs, further discussion of the valuation processes used and assumption sensitivity analysis. The Company adopted the new accounting guidance effective January 1, 2012. The updated disclosures are included in Note 20, "Fair Value Measurements".

Transfers and Servicing. In April 2011, the FASB issued ASU 2011-03, "Reconsideration of Effective Control for Repurchase Agreements". This update to transfers and servicing guidance removes from the assessment of effective control the criterion relating to the transferor's ability to repurchase or redeem financial assets on substantially the agreed terms, even in the event of default by the transferee. This update also eliminates the requirement to demonstrate that the transferor possesses adequate collateral to fund substantially all the cost of purchasing replacement financial assets. The Company adopted the new accounting guidance effective beginning January 1, 2012 and the guidance will be applied prospectively to new transactions or modifications of existing transactions. The adoption of this update did not have an impact on the Company's financial statements.

Goodwill. In September 2011, the FASB issued new accounting guidance on performing tests of goodwill impairment, ASU No. 2011-08, "Testing Goodwill for Impairment". This update amends the current guidance on testing goodwill for impairment. Under the revised guidance, entities testing goodwill for impairment have the option of performing a qualitative assessment before calculating the fair value of the reporting unit. If entities determine, on the basis of qualitative factors, that the fair value of the reporting unit is more likely than not less than the carrying amount, the two-step impairment test would be required. This update does not change how goodwill is calculated or assigned to reporting units, nor does it revise the requirement to test goodwill annually for impairment. In addition, the update does not amend the requirement to test goodwill for impairment between annual tests if events or circumstances warrant; however, it does revise the examples of events and circumstances that an entity should consider. The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011, with early adoption permitted. The Company elected to early adopt this update effective January 1, 2011, and it did not have an impact on the Company's financial statements.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

Comprehensive Income. In February 2013, the FASB issued ASU 2013-2, "Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income." This update to the comprehensive income guidance requires additional disclosure about the amounts reclassified out of Accumulated other comprehensive income, including disclosing the amounts that impact each line item in the Statement of Operations within a reporting period. The new accounting guidance is effective beginning January 1, 2013, and should be applied prospectively. The adoption of this update will enhance the disclosure requirements for amounts reclassified out of Accumulated other comprehensive income but will not impact the Company's financial position, results of operations or cash flows.

Intangibles. In July 2012, the FASB issued ASU 2012-02, "Testing Indefinite-Lived Intangible Assets for Impairment." This update amends the current guidance on testing indefinite-lived intangibles for impairment and allows for the option to first assess qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that the indefinite-lived intangibles are impaired. If it is more likely than not that the indefinite-lived intangibles are impaired, the entity is required to determine the fair value of the indefinite-lived intangibles and perform the quantitative impairment test by comparing the fair value with the carrying amount. The amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012 with early adoption permitted. The Company does not anticipate the adoption of this update will have a material impact on its financial statements.

Offsetting Assets and Liabilities. In December 2011, the FASB issued ASU 2011-11, "Disclosures about Offsetting Assets and Liabilities". This update requires disclosure of both gross and net information about instruments and transactions in the scope of these pronouncements. The new accounting guidance is effective beginning January 1, 2013, and should be applied retrospectively. Subsequently in January 2013, the FASB issued ASU 2013-01, "Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities" which limited the disclosures to derivatives including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are offset in accordance with current derivative and netting guidance, or subject to a master netting arrangement or similar agreement. ASU 2013-01 is also effective beginning January 1, 2013. The adoption of these updates will enhance the disclosure requirements for offsetting assets and liabilities but will not impact the Company's financial position, results of operations or cash flows.

REVENUE RECOGNITION

Mortgage Production. Mortgage production includes the origination and sale of residential mortgage loans. Mortgage loans are originated through various channels, including relationships with financial institutions, real estate brokerage firms, and corporate clients. The Company also purchases mortgage loans originated by third parties. Mortgage fees consist of fee income earned on all loan originations, including loans closed to be sold and fee-based closings. Fee income consists of amounts earned related to application and underwriting fees, fees on cancelled loans and amounts earned from financial institutions related to brokered loan fees and origination assistance fees resulting from private-label mortgage outsourcing activities. Fees associated with the origination and acquisition of mortgage loans are recognized as earned.

Gain on mortgage loans, net includes the realized and unrealized gains and losses on Mortgage loans held for sale, as well as the changes in fair value of all loan-related derivatives, including interest rate lock commitments and freestanding loan-related derivatives.

Originated mortgage loans are principally sold directly to, or pursuant to programs sponsored by, government-sponsored entities and other investors. Each type of mortgage loan transfer is evaluated for sales treatment through a review that includes both an accounting and a legal analysis to determine whether or not the transferred assets have been isolated from the transferor. To the extent the transfer of assets qualifies as a sale, the asset is derecognized and the gain or loss is recorded on the sale date. In the event the transfer of assets does not qualify as a sale, the transfer would be treated as a secured borrowing.

Loans are placed on non-accrual status when any portion of the principal or interest is 90 days past due or earlier if factors indicate that the ultimate collectability of the principal or interest is not probable. Interest received from loans on non-accrual status is recorded as income when collected. Loans return to accrual status when the principal and interest become current and it is probable that the amounts are fully collectible.

Mortgage Servicing. Mortgage servicing involves the servicing of residential mortgage loans on behalf of the investor. Loan servicing income represents recurring servicing and other ancillary fees earned for servicing mortgage loans owned by investors as well as net reinsurance income or loss resulting from mortgage reinsurance contracts. Servicing fees received for servicing mortgage loans owned by investors are based on a stipulated percentage of the outstanding monthly principal balance on such loans, or the difference between the weighted-average yield received on the mortgage loans and the amount paid to the investor, less guaranty fees and interest on curtailments. Loan servicing income is receivable only out of interest collected from mortgagors and is recorded as income when collected. Late charges and other miscellaneous fees collected from mortgagors are also recorded as income when collected. Costs associated with loan servicing are charged to expense as incurred.

Fleet Management and Leasing. Fleet management services are provided to corporate clients and government agencies and include management and leasing of vehicles and other fee-based services for clients' vehicle fleets. Vehicles are leased primarily to corporate fleet users under open-end operating and direct financing lease arrangements where the client bears substantially all of the vehicle's residual value risk. The lease term under the open-end lease agreements provides for a minimum lease term of 12 months and after the minimum term, the leases may be continued at the lessees' election for successive monthly renewals. In limited circumstances, vehicles are leased under closed-end leases where the Company bears all of the vehicle's residual value risk. Gains or losses on the sales of vehicles under closed-end leases are recorded in Other income in the period of sale.

Lease revenues for operating leases, which contain a depreciation component, an interest component and a management fee component, are recognized over the lease term of the vehicle, which encompasses the minimum lease term and the month-to-month renewals. Lease revenues for direct financing leases contain an interest component and a management fee component. The interest component is recognized using the effective interest method over the lease term of the vehicle, which encompasses the minimum lease term and the month-to-month renewals. Direct finance leases are placed on non-accrual status when it is determined that the value of past due lease receivables will not be recoverable.

The interest component of lease revenue is determined in accordance with the pricing supplement to the respective lease agreement. The interest component of lease revenue is generally calculated on a variable-rate basis that fluctuates in accordance with changes in the variable-rate index; however, in certain circumstances, the lease may contain a fixed rate that would remain constant for the life of the lease. The depreciation component of lease revenue is based on the straight-line depreciation of the vehicle over its expected lease term. The management fee component of lease revenue is recognized on a straight-line basis over the life of the lease.

Revenue for other fleet management services is recognized as earned when such services are provided to the lessee. These services include fuel cards, accident management services and maintenance services and revenue for these services is based on a negotiated percentage of the purchase price for the underlying products or services provided by certain third-party suppliers.

An allowance for uncollectible receivables is recorded when it becomes probable, based on the age of outstanding receivables, that the receivables will not be collected. For clients that file for bankruptcy protection, pre-petition balances are fully reserved and post-petition balances are reserved if the leases are rejected from the bankruptcy petition or if the client enters into liquidation.

Certain truck and equipment leases are originated with the intention of syndicating to banks and other financial institutions. When operating leases are sold, the underlying assets are transferred and any rights to the leases and their future leasing revenues are assigned to the banks or financial institutions. Upon the transfer and assignment of the rights associated with the operating leases, the proceeds from the sale are recorded as revenue in Fleet lease income and an expense for the undepreciated cost of the asset sold is recognized in Other operating expenses. Upon the sale or transfer of rights to direct financing leases, the net gain or loss is recorded in Other income. Under certain of these sales agreements, a portion of residual risk in connection with the fair value of the asset at lease termination is retained and a liability is recorded for the retention of this risk.

INCOME TAXES

The Company is subject to the income tax laws of the various jurisdictions in which it operates, including U.S. federal, state, local and Canadian jurisdictions. A consolidated federal income tax return is filed. Depending upon the jurisdiction, the Company files consolidated or separate legal entity state and Canadian income tax returns.

Income tax expense consists of two components: current and deferred. Current tax expense represents the amount of taxes currently payable to or receivable from a taxing authority plus amounts accrued for income tax contingencies (including tax, penalty and interest). Deferred tax expense generally represents the net change in the deferred tax asset or liability balance during the year plus any change in the valuation allowance, excluding any changes in amounts recorded in Additional paid-in capital or Accumulated other comprehensive income (loss). Income tax expense excludes the tax effects related to adjustments recorded to Accumulated other comprehensive income (loss) as well as the tax effects of cumulative effects of changes in accounting principles. Interest and penalties related to income tax contingencies are recognized in Income tax expense (benefit) in the Consolidated Statements of Operations.

Deferred income taxes are determined using the balance sheet method. This method requires that income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets or liabilities for book and tax purposes. Deferred tax assets and liabilities are regularly reviewed to assess their potential realization and to establish a valuation allowance when it is "more likely than not" that some portion will not be realized. Generally, any change in the valuation allowance is recorded in Income tax expense (benefit); however, if the valuation allowance is adjusted in connection with an acquisition, such adjustment is recorded concurrently through Goodwill rather than Income tax expense (benefit).

The Company must presume that an uncertain income tax position will be examined by the relevant taxing authority and must determine whether it is more likely than not that the position will be sustained upon examination based on its technical merit. An uncertain income tax position that meets the "more likely than not" recognition threshold is then measured to determine the amount of the benefit to recognize in the financial statements. A liability is recorded for the amount of the unrecognized income tax benefit included in: (i) previously filed income tax returns and (ii) financial results expected to be included in income tax returns to be filed for periods through the date of the Consolidated Financial Statements.

CASH AND CASH EQUIVALENTS

Marketable securities with original maturities of three months or less are included in Cash and cash equivalents.

RESTRICTED CASH, CASH EQUIVALENTS AND INVESTMENTS

Restricted cash, cash equivalents and investments primarily relates to: (i) amounts specifically designated to purchase assets, repay debt, to support letters of credit and/or provide over-collateralization within asset-backed debt arrangements; (ii) funds collected and held for pending mortgage closings; and (iii) accounts held in trust for the capital fund requirements of and potential claims related to mortgage reinsurance activities.

Restricted cash and cash equivalents include marketable securities with original maturities of three months or less. Restricted investments are recorded at fair value and classified as available-for-sale.

MORTGAGE LOANS HELD FOR SALE

Mortgage loans held for sale represent loans originated or purchased and held until sold to secondary market investors. Mortgage loans are typically warehoused for a period after origination or purchase before sale into the secondary market. The servicing rights and servicing obligations of mortgage loans are generally retained upon sale in the secondary market.

Mortgage loans held for sale are measured at fair value on a recurring basis.

NET INVESTMENT IN FLEET LEASES

Net investment in fleet leases includes vehicles under operating leases and direct financing lease receivables, as well as vehicles that are in transit awaiting delivery to clients or sale. Vehicles under operating leases are stated at cost, net of accumulated depreciation. The initial cost of the vehicles is recorded net of incentives and allowances from vehicle manufacturers. Leased vehicles are depreciated on a straight-line basis over a term that generally ranges from 3 to 6 years. Direct finance leases are stated at the net present value of future expected cash flows.

An allowance for uncollectible lease receivables is recorded as a reduction to Net investment in fleet leases when it is determined that the past due lease receivables will not be recoverable upon sale of the underlying asset. The exposure to losses typically arises from clients that file for bankruptcy protection, as pre-petition receivables are fully reserved and post-petition balances are reserved if the leases are rejected from the bankruptcy petition or if the client enters into liquidation. Chargeoffs are recorded after the leased vehicles have been disposed and final shortfall has been determined.

MORTGAGE SERVICING RIGHTS

A mortgage servicing right is the right to receive a portion of the interest coupon and fees collected from the mortgagor for performing specified mortgage servicing activities, which consist of collecting loan payments, remitting principal and interest payments to investors, managing escrow funds for the payment of mortgage-related expenses such as taxes and insurance and otherwise administering the mortgage loan servicing portfolio. Mortgage servicing rights are created through either the direct purchase of servicing from a third party or through the sale of an originated mortgage loan. Residential mortgage loans represent the single class of servicing rights which are measured at fair value on a recurring basis.

The initial value of capitalized mortgage servicing rights is recorded as an addition to Mortgage servicing rights in the Consolidated Balance Sheets and within Gain on mortgage loans, net in the Consolidated Statements of Operations. Valuation changes adjust the carrying amount of Mortgage servicing rights in the Consolidated Balance Sheets and are recognized in Change in fair value of mortgage servicing rights in the Consolidated Statements of Operations.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment (including leasehold improvements) are recorded at cost, net of accumulated depreciation and amortization. Depreciation, recorded as a component of Other depreciation and amortization in the Consolidated Statements of Operations, is computed utilizing the straight-line method over the estimated useful lives of the related assets. Amortization of leasehold improvements, also recorded as a component of Other depreciation and amortization, is computed utilizing the straight-line method over the estimated benefit period of the related assets or the lease term, if shorter. Estimated useful lives are 30 years for buildings and range from 3 to 5 years for capitalized software, lesser of the remaining lease term or 20 years for leasehold improvements and 3 to 10 years for furniture, fixtures and equipment.

Internal software development costs are capitalized during the application development stage. The costs capitalized relate to external direct costs of materials and services and employee costs related to the time spent on the project during the capitalization period. Capitalized software is evaluated for impairment annually or when changing circumstances indicate that amounts capitalized may be impaired. Impaired items are written down to their estimated fair values at the date of evaluation.

GOODWILL AND OTHER INTANGIBLE ASSETS

The carrying value of Goodwill and indefinite-lived intangible assets is assessed for impairment annually, or more frequently if circumstances indicate impairment may have occurred. Goodwill is assessed for impairment by first performing a qualitative assessment before calculating the fair value of the reporting unit. The Company's reporting units are the Fleet Management Services segment, PHH Home Loans, the Mortgage Production segment excluding PHH Home Loans and the Mortgage Servicing segment. If it is determined, based upon the qualitative factors noted above, that it is more likely than not that the fair value of the reporting units are less than their carrying amounts, the fair value of the reporting units will be estimated and compared to the carrying amounts. The fair value of reporting units may be determined using an income approach, using discounted cash flows, or a combination of an income approach and a market approach, wherein comparative market multiples are used.

Indefinite-lived intangible assets are comprised entirely of trademarks for all periods presented. Fair value of trademarks is determined by discounting cash flows determined from applying a hypothetical royalty rate to projected revenues associated with these trademarks.

Intangible assets subject to amortization are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Amortizable intangible assets included on the Consolidated Balance Sheets consist primarily of customer lists that are amortized on a straight-line basis over a 20-year period.

Costs to renew or extend recognized intangible assets are expensed as the costs are incurred.

DERIVATIVE INSTRUMENTS

Derivative instruments are used as part of the overall strategy to manage exposure to market risks primarily associated with fluctuations in interest rates. As a matter of policy, derivatives are not used for speculative purposes. Derivative instruments are measured at fair value on a recurring basis and are included in Other assets or Other liabilities in the Consolidated Balance Sheets. The Company does not have any derivative instruments designated as hedging instruments.

FAIR VALUE

A three-level valuation hierarchy is used to classify inputs into the measurement of assets and liabilities at fair value. The valuation hierarchy is based upon the relative reliability and availability to market participants of inputs for the valuation of an asset or liability as of the measurement date. When the valuation technique used in determining fair value of an asset or liability utilizes inputs from different levels of the hierarchy, the level within which the measurement in its entirety is categorized is based upon the lowest level input that is significant to the measurement in its entirety. The valuation hierarchy consists of the following levels:

> ***Level One***. Level One inputs are unadjusted, quoted prices in active markets for identical assets or liabilities which the Company has the ability to access at the measurement date.
>
> ***Level Two***. Level Two inputs are observable for that asset or liability, either directly or indirectly, and include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, observable inputs for the asset or liability other than quoted prices and inputs derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified contractual term, the inputs must be observable for substantially the full term of the asset or liability.
>
> ***Level Three***. Level Three inputs are unobservable inputs for the asset or liability that reflect the Company's assessment of the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk, and are developed based on the best information available.

Fair value is based on quoted market prices, where available. If quoted prices are not available, fair value is estimated based upon other observable inputs. Unobservable inputs are used when observable inputs are not available and are based upon judgments and assumptions, which are the Company's assessment of the assumptions market participants would use in pricing the asset or liability. These inputs may include assumptions about risk, counterparty credit quality, the Company's creditworthiness and liquidity and are developed based on the best information available.

When a determination is made to classify an asset or liability within Level Three of the valuation hierarchy, the determination is based upon the significance of the unobservable factors to the overall fair value measurement of the asset or liability. The fair value of assets and liabilities classified within Level Three of the valuation hierarchy also typically includes observable factors and the realized or unrealized gain or loss recorded from the valuation of these instruments would also include amounts determined by observable factors.

Changes in the availability of observable inputs may result in the reclassification of certain assets or liabilities. Such reclassifications are reported as transfers in or out of Level Three as of the beginning of the period that the change occurs.

MORTGAGE LOAN REPURCHASE AND INDEMNIFICATION LIABILITY

The Company has exposure to potential mortgage loan repurchase and indemnifications in its capacity as a loan originator and servicer. The estimation of the liability for probable losses related to repurchase and indemnification obligations considers both (i) specific, non-performing loans currently in foreclosure where the Company believes it will be required to indemnify the investor for any losses and (ii) an estimate of probable future repurchase or indemnification obligations from breaches of representation and warranties. The liability related to specific non-performing loans is based on a loan-level analysis considering the current collateral value, estimated sales proceeds and selling cost. The liability related to probable future repurchase or indemnification obligations is segregated by year of origination and considers the amount of unresolved repurchase and indemnification requests and includes an estimate for future repurchase demands based upon recent and historical repurchase and indemnification experience, as well as the success rate in appealing repurchase requests and an estimated loss severity, based on current loss rates for similar loans. The liability for mortgage loan repurchases and indemnifications is included within Other liabilities in the Consolidated Balance Sheets.

LIABILITY FOR REINSURANCE LOSSES

The liability for reinsurance losses is determined based upon the incurred and incurred but not reported losses provided by the primary mortgage insurance company for loans subject to reinsurance. Additionally, an actuarial analysis of loans subject to mortgage reinsurance is used to supplement our premium deficiency analysis, which considers current and projected delinquency rates, home prices and the credit characteristics of the underlying loans including credit score and loan-to-value ratios. This actuarial analysis is updated on a quarterly basis and projects the future reinsurance losses over the term of the reinsurance contract as well as the estimated incurred and incurred but not reported losses as of the end of each reporting period. The liability for reinsurance losses is included within Other liabilities in the Consolidated Balance Sheets.

CUSTODIAL ACCOUNTS

The Company has a fiduciary responsibility for servicing accounts related to customer escrow funds and custodial funds due to investors aggregating approximately $3.8 billion and $3.0 billion as of December 31, 2012 and 2011, respectively. These funds are maintained in segregated bank accounts, and these amounts are not included in the assets and liabilities presented in the Consolidated Balance Sheets. The Company receives certain benefits from these deposits, as allowable under federal and state laws and regulations. Income earned on these escrow accounts is recorded in the Consolidated Statements of Operations either as Mortgage interest income or as a reduction of Mortgage interest expense.

SUBSEQUENT EVENTS

Subsequent events are evaluated through the date of filing with the Securities and Exchange Commission.

2. Earnings Per Share

Basic earnings (loss) per share attributable to PHH Corporation was computed by dividing Net income (loss) attributable to PHH Corporation for the period by the weighted-average number of shares outstanding during the period. Diluted earnings (loss) per share attributable to PHH Corporation was computed by dividing Net income (loss) attributable to PHH Corporation for the period by the weighted-average number of shares outstanding during the period, assuming all potentially dilutive common shares were issued.

The weighted-average computation of the dilutive effect of potentially issuable shares of Common stock under the treasury stock method excludes the effect of any contingently issuable securities where the contingency has not been met and the effect of securities that would be anti-dilutive, which may include:

- outstanding stock-based compensation awards representing shares from restricted stock units and stock options;
- stock assumed to be issued related to convertible notes;
- purchased options and sold warrants related to the assumed conversion of the Convertible notes due 2012; and
- sold warrants related to the Company's Convertible notes due 2014.

The computation also excludes the assumed issuance of the Convertible notes due 2014 and related purchased options as they are currently to be settled only in cash. Shares associated with anti-dilutive securities are outlined in the table below.

The following table summarizes the calculations of basic and diluted earnings (loss) per share attributable to PHH Corporation for the periods indicated:

	Year Ended December 31,		
	2012	2011	2010
	(In millions, except share and per share data)		
Net income (loss) attributable to PHH Corporation	$ 34	$ (127)	$ 48
Weighted-average common shares outstanding — basic	56,815,473	56,349,478	55,480,388
Effect of potentially dilutive securities:			
Share-based payment arrangements[1]	188,340	—	736,876
Conversion of debt securities	4,597,188	—	—
Weighted-average common shares outstanding — diluted	61,601,001	56,349,478	56,217,264
Basic earnings (loss) per share attributable to PHH Corporation	$ 0.60	$ (2.26)	$ 0.87
Diluted earnings (loss) per share attributable to PHH Corporation	$ 0.56	$ (2.26)	$ 0.86
Antidilutive securities excluded from the computation of dilutive shares:			
Outstanding stock-based compensation awards	1,359,595	2,383,390	372,136
Assumed conversion of debt securities	—	444,935	276,576

[1] Represents incremental shares from restricted stock units and stock options and for the year ended December 31, 2012 excludes 502,453 shares that are contingently issuable for which the contingency has not been met.

3. Restricted Cash, Cash Equivalents and Investments

The following table summarizes Restricted cash, cash equivalents and investment balances:

	December 31, 2012	December 31, 2011
	(In millions)	
Restricted cash and cash equivalents	$ 304	$ 348
Restricted investments, at fair value	121	226
Total	$ 425	$ 574

The restricted cash related to our reinsurance activities is invested in certain debt securities as permitted under the reinsurance agreements. The restricted investments are classified as available-for-sale securities and remain in trust for capital fund requirements and potential reinsurance losses. In 2012, the Company terminated one of its reinsurance agreements. As a result, the restricted cash and investments held in trust to pay future losses were released, and the remaining liability was settled with the primary mortgage insurer. See Note 15, "Credit Risk" for information regarding the termination.

The following tables summarize Restricted investments, at fair value:

	December 31, 2012				
	Amortized Cost	Fair Value	Unrealized Gains	Unrealized Losses	Weighted-average remaining maturity
			(In millions)		
Corporate securities	$ 30	$ 31	$ 1	$ —	25 mos.
Agency securities [1]	39	39	—	—	21 mos.
Government securities	51	51	—	—	19 mos.
Total	$ 120	$ 121	$ 1	$ —	21 mos.

	December 31, 2011				
	Amortized Cost	Fair Value	Unrealized Gains	Unrealized Losses	Weighted-average remaining maturity
			(In millions)		
Corporate securities	$ 53	$ 54	$ 1	$ —	28 mos.
Agency securities [1]	118	119	1	—	19 mos.
Government securities	52	53	1	—	34 mos.
Total	$ 223	$ 226	$ 3	$ —	25 mos.

[1] Represents bonds and notes issued by various agencies including, but not limited to, Fannie Mae, Freddie Mac and Federal Home Loan Banks.

During the years ended December 31, 2012 and 2011, realized gains of $1 million from the sale of available-for-sale securities were recorded and realized losses were not significant. During the year ended December 31, 2010, the amount of realized gains and losses from the sale of available-for-sale securities was not significant.

Annual Report

4. Goodwill and Other Intangible Assets

Goodwill and intangible assets are recorded within the Fleet Management Services segment and consisted of:

	December 31, 2012			December 31, 2011		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(In millions)					
Amortized intangible assets:						
Other Assets:						
Customer lists	$ 40	$ 24	$ 16	$ 40	$ 23	$ 17
Other	13	13	—	13	12	1
Total	$ 53	$ 37	$ 16	$ 53	$ 35	$ 18
Unamortized intangible assets:						
Goodwill	$ 25			$ 25		
Other Assets:						
Trademarks	15			15		
Total	$ 40			$ 40		

Amortization expense included within Other depreciation and amortization relating to intangible assets was as follows:

	Year Ended December 31,		
	2012	2011	2010
	(In millions)		
Customer lists	$ 1	$ 3	$ 2
Other	1	—	—
Total	$ 2	$ 3	$ 2

Based on the amortizable intangible assets as of December 31, 2012, estimated future amortization expense is expected to approximate $2 million for each of the next five fiscal years.

5. Transfers and Servicing of Mortgage Loans

Residential mortgage loans are sold through one of the following methods: (i) sales to or pursuant to programs sponsored by Fannie Mae, Freddie Mac and Ginnie Mae, or (ii) sales to private investors. During the year ended December 31, 2012, 85% of mortgage loan sales were to, or pursuant to programs sponsored by, the GSEs and the remaining 15% were sold to private investors.

The Company may have continuing involvement in mortgage loans sold by retaining one or more of the following: servicing rights and servicing obligations, recourse obligations and/or beneficial interests (such as interest-only strips, principal-only strips, or subordinated interests). The Company is exposed to interest rate risk through its continuing involvement with mortgage loans sold, including mortgage servicing and other retained interests, as the value of those instruments fluctuate as changes in interest rates impact borrower prepayments on the underlying mortgage loans. See Note 6, "Derivatives" for additional information regarding interest rate risk. During the years ended December 31, 2012 and 2011, the Company did not retain any interests from sales or securitizations other than mortgage servicing rights.

During the year ended December 31, 2012, Mortgage servicing rights ("MSRs") were retained on approximately 86% of mortgage loans sold. Conforming conventional loans serviced are sold or securitized through Fannie Mae or Freddie Mac programs. Such servicing is generally performed on a non-recourse basis, whereby foreclosure losses are the responsibility of Fannie Mae or Freddie Mac. Government loans serviced are generally sold or securitized through Ginnie Mae programs and are either insured against loss by the Federal Housing Administration or partially guaranteed against loss by the Department of Veteran Affairs. Additionally, non-conforming mortgage loans are serviced for various private investors on a non-recourse basis.

A majority of mortgage loans are sold on a non-recourse basis; however, representations and warranties have been made that are customary for loan sale transactions, including eligibility characteristics of the mortgage loans and underwriting responsibilities, in connection with the sales of these assets. See Note 15, "Credit Risk" for a further description of representation and warranty obligations.

The total servicing portfolio consists of loans associated with capitalized mortgage servicing rights, loans held for sale, and the servicing portfolio associated with loans subserviced for others. The total servicing portfolio, including loans subserviced for others was $183.7 billion, $182.4 billion, and $166.1 billion as of December 31, 2012, 2011 and 2010, respectively. Mortgage servicing rights recorded in the Consolidated Balance Sheets are related to the capitalized servicing portfolio and are created either through the direct purchase of servicing from a third party or through the sale of an originated loan.

The activity in the loan servicing portfolio associated with capitalized servicing rights consisted of:

	Year Ended December 31,		
	2012	2011	2010
		(In millions)	
Balance, beginning of period	$ 147,088	$ 134,753	$ 127,700
Additions	31,607	37,503	32,940
Payoffs, sales and curtailments	(38,314)	(25,168)	(25,887)
Balance, end of period	$ 140,381	$ 147,088	$ 134,753

The activity in capitalized MSRs consisted of:

	Year Ended December 31,		
	2012	2011	2010
		(In millions)	
Balance, beginning of period	$ 1,209	$ 1,442	$ 1,413
Additions	310	500	456
Changes in fair value due to:			
Realization of expected cash flows	(274)	(223)	(261)
Changes in market inputs or assumptions used in the valuation model	(223)	(510)	(166)
Balance, end of period	$ 1,022	$ 1,209	$ 1,442

The value of MSRs is driven by the net positive cash flows associated with servicing activities. These cash flows include contractually specified servicing fees, late fees and other ancillary servicing revenue and were recorded within Loan servicing income as follows:

	Year Ended December 31,		
	2012	2011	2010
		(In millions)	
Servicing fees from capitalized portfolio	$ 437	$ 426	$ 387
Late fees	20	20	20
Other ancillary servicing revenue	42	41	45

As of December 31, 2012 and 2011, the MSRs had a weighted-average life of approximately 4.3 years and 4.2 years, respectively. Approximately 56% and 67% of the MSRs associated with the loan servicing portfolio were restricted from sale without prior approval from private-label clients or investors as of December 31, 2012 and 2011, respectively. See Note 20, "Fair Value Measurements" for additional information regarding the valuation of MSRs.

The following table sets forth information regarding cash flows relating to loan sales in which the Company has continuing involvement:

	Year Ended December 31,		
	2012	2011	2010
		(In millions)	
Proceeds from new loan sales or securitizations	$ 33,061	$ 38,308	$ 33,756
Servicing fees from capitalized portfolio[1]	437	426	387
Other cash flows on retained interests [2]	5	—	1
Purchases of delinquent or foreclosed loans [3]	(99)	(46)	(61)
Servicing advances [4]	(1,319)	(1,678)	(1,455)
Repayment of servicing advances	1,270	1,616	1,398

(1) Excludes late fees and other ancillary servicing revenue.

(2) Represents cash flows received on retained interests other than servicing fees.

(3) Excludes indemnification payments to investors and insurers of the related mortgage loans.

(4) As of December 31, 2012 and 2011, outstanding servicing advance receivables of $293 million and $247 million, respectively, were included in Accounts receivable, net.

During the years ended December 31, 2012, 2011, and 2010, pre-tax gains of $920 million, $605 million and $666 million, respectively, related to the sale or securitization of residential mortgage loans were recognized in Gain on mortgage loans, net in the Consolidated Statements of Operations.

6. Derivatives

The following is a description of the risk management policies related to market and foreign exchange risks.

MARKET RISK

The Company's principal market exposure is to interest rate risk, specifically long-term U.S. Treasury and mortgage interest rates due to their impact on mortgage-related assets and commitments. The Company also has exposure to LIBOR due to its impact on variable-rate borrowings, other interest rate sensitive liabilities and net investment in variable-rate lease assets. From time to time various financial instruments are used to manage and reduce this risk, including swap contracts, forward delivery commitments on mortgage-backed securities or whole loans, futures and options contracts.

Interest Rate Lock Commitments. Interest rate lock commitments ("IRLCs") represent an agreement to extend credit to a mortgage loan applicant, or an agreement to purchase a loan from a third-party originator, whereby the interest rate on the loan is set prior to funding. The loan commitment binds the Company (subject to the loan approval process) to fund the loan at the specified rate, regardless of whether interest rates have changed between the commitment date and the loan funding date. As such, outstanding IRLCs are subject to interest rate risk and related price risk during the period from the date of the commitment through the loan funding date or expiration date. The loan commitments generally range between 30 and 90 days; however, the borrower is not obligated to obtain the loan. The Company is subject to fallout risk related to IRLCs, which is realized if approved borrowers choose not to close on the loans within the terms of the IRLCs. Forward delivery commitments on mortgage-backed securities or whole loans and options on forward contracts are used to manage the interest rate and price risk. Historical commitment-to-closing ratios are considered to estimate the quantity of mortgage loans that will fund within the terms of the IRLCs. See Note 20, "Fair Value Measurements" for further discussion regarding IRLCs.

Mortgage Loans Held for Sale. The Company is subject to interest rate and price risk on Mortgage loans held for sale from the loan funding date until the date the loan is sold into the secondary market. Forward delivery commitments on mortgage-backed securities or whole loans are primarily used to fix the forward sales price that will be realized upon the sale of mortgage loans into the secondary market. Forward delivery commitments may not be available for all products that the Company originates; therefore, a combination of derivative instruments, including forward delivery commitments for similar products, may be used to minimize the interest rate and price risk. See Note 20, "Fair Value Measurements" for additional information regarding mortgage loans and related forward delivery commitments.

Mortgage Servicing Rights. Mortgage servicing rights ("MSRs") are subject to substantial interest rate risk as the mortgage notes underlying the servicing rights permit the borrowers to prepay the loans. Therefore, the value of MSRs generally tend to diminish in periods of declining interest rates (as prepayments increase) and increase in periods of rising interest rates (as prepayments decrease). Although the level of interest rates is a key driver of prepayment activity, there are other factors that influence prepayments, including home prices, underwriting standards and product characteristics. The amount and composition of derivatives used to hedge the value of MSRs, if any, will depend on the exposure to loss of value on the MSRs, the expected cost of the derivatives, expected liquidity needs, and the expected increase to earnings generated by the origination of new loans resulting from the decline in interest rates. This serves as an economic hedge of the MSRs, which provides a benefit when increased borrower refinancing activity results in higher production volumes, which would partially offset declines in the value of the MSRs thereby reducing the need to use derivatives. The benefit of this economic hedge depends on the decline in interest rates required to create an incentive for borrowers to refinance their mortgage loans and lower their interest rates; however, this benefit may not be realized under certain circumstances regardless of the change in interest rates.

Debt. The Company may use various hedging strategies and derivative financial instruments to create a desired mix of fixed- and variable-rate assets and liabilities. Derivative instruments used in these hedging strategies may include swaps and interest rate contracts. To more closely match the characteristics of the related assets, including the net investment in variable-rate lease assets, either variable-rate debt or fixed-rate debt is issued, which may be swapped to variable LIBOR-based rates.

The conversion option (a derivative liability) and purchased options (a derivative asset) were issued in connection with the Convertible notes due 2014. The conversion option and purchased options are recognized in Other liabilities and Other assets, respectively, with the offsetting changes in their fair value recognized in Mortgage interest expense. The conversion option allowed the Company to reduce the coupon rate of the Convertible notes due 2014 and the associated semiannual interest payments. The purchased options and sold warrants are intended to reduce the potential dilution to the Company's Common stock upon conversion of the Convertible notes due 2014 and generally have the effect of increasing the conversion price from $25.805 to $34.74 per share. See Note 12, "Debt and Borrowing Arrangements" for further discussion regarding the Convertible notes due 2014 and the related conversion option, purchased options and sold warrants.

FOREIGN EXCHANGE RISK

The Company has exposure to foreign exchange risk through: (i) our investment in our Canadian operations; (ii) any U.S. dollar borrowing arrangements we may enter into to fund Canadian dollar denominated leases and operations; and (iii) any foreign exchange forward contracts that we may enter into. Currency swap agreements are used to manage such risk.

DERIVATIVE ACTIVITY

The following table summarizes the gross notional amount of derivatives:

	December 31,	
	2012	2011
	(In millions)	
Notional Amounts:		
Interest rate lock commitments	$ 4,993	$ 7,095
Forward delivery commitments	12,303	15,790
Option contracts	1,070	845
Interest rate contracts	614	477
Convertible note-related agreements[1]	—	—
MSR-related agreements	3,915	1,100

[1] The notional amount of derivative instruments related to the issuance of the Convertible notes due 2014 was 9.6881 million shares of the Company's Common stock as of December 31, 2012 and 2011.

The Company is exposed to risk in the event of non-performance by counterparties to our derivative contracts. In general, the Company manages such risk by evaluating the financial position and creditworthiness of counterparties, monitoring the amount of exposure and/or dispersing the risk among multiple counterparties. The Company's derivatives may also be governed by an ISDA or a MSFTA, and bilateral collateral agreements are in place with certain counterparties. When the Company has more than one outstanding derivative transaction with a single counterparty and a legally enforceable master netting agreement is in effect with that counterparty, the Company considers its exposure to be the net fair value of all positions with that counterparty including the value of any cash collateral amounts posted or received.

In addition, the Company has collateral posting arrangements with certain counterparties that do not qualify for net presentation. As of December 31, 2012 and 2011, $1 million and $13 million, respectively, were recorded in Other assets in the Consolidated Balance Sheets for collateral that did not qualify for net presentation.

Derivative instruments are recorded in Other assets and Other liabilities in the Consolidated Balance Sheets. The following tables presents the balances of outstanding derivative instruments on a gross basis and the application of counterparty and collateral netting:

	December 31, 2012			
	Gross Assets	Offsetting Payables	Cash Collateral (Received) Paid	Net Amount
	(In millions)			
ASSETS				
Subject to master netting arrangements:				
Forward delivery commitments	$ 10	$ (12)	$ 5	$ 3
MSR-related agreements	5	(4)	(1)	—
Derivative assets subject to netting	15	(16)	4	3
Not subject to master netting arrangements:				
Interest rate lock commitments	140	—	—	140
Forward delivery commitments	5	—	—	5
Option contracts	2	—	—	2
Interest rate contracts	1	—	—	1
Convertible note-related agreements	27	—	—	27
Derivative assets not subject to netting	175	—	—	175
Total derivative assets	$ 190	$ (16)	$ 4	$ 178

	Gross Liabilities	Offsetting Receivables	Cash Collateral (Paid) Received	Net Amount
	(In millions)			
LIABILITIES				
Subject to master netting arrangements:				
Forward delivery commitments	$ 14	$ (12)	$ (1)	$ 1
MSR-related agreements	—	(4)	9	5
Derivative liabilities subject to netting	14	(16)	8	6
Not subject to master netting arrangements:				
Interest rate lock commitments	1	—	—	1
Forward delivery commitments	5	—	—	5
Convertible note-related agreements	27	—	—	27
Derivative liabilities not subject to netting	33	—	—	33
Total derivative liabilities	$ 47	$ (16)	$ 8	$ 39

	December 31, 2011			
	Gross Assets	Offsetting Payables	Cash Collateral (Received) Paid	Net Amount
	(In millions)			
ASSETS				
Subject to master netting arrangements:				
Forward delivery commitments	$ 32	$ (32)	$ —	$ —
Option contracts	1	—	—	1
MSR-related agreements	6	—	(6)	—
Derivative assets subject to netting	39	(32)	(6)	1
Not subject to master netting arrangements:				
Interest rate lock commitments	184	—	—	184
Forward delivery commitments	6	—	—	6
Option contracts	1	—	—	1
Interest rate contracts	1	—	—	1
Convertible note-related agreements	4	—	—	4
Derivative assets not subject to netting	196	—	—	196
Total derivative assets	$ 235	$ (32)	$ (6)	$ 197

	Gross Liabilities	Offsetting Receivables	Cash Collateral (Paid) Received	Net Amount
	(In millions)			
LIABILITIES				
Subject to master netting arrangements:				
Forward delivery commitments	$ 100	$ (32)	$ (54)	$ 14
Derivative liabilities subject to netting	100	(32)	(54)	14
Not subject to master netting arrangements:				
Forward delivery commitments	27	—	—	27
Interest rate contracts	1	—	—	1
Convertible note-related agreements	4	—	—	4
Derivative liabilities not subject to netting	32	—	—	32
Total derivative liabilities	$ 132	$ (32)	$ (54)	$ 46

The following table summarizes the gains (losses) recorded in the Consolidated Statements of Operations for derivative instruments:

	Year Ended December 31,		
	2012	2011	2010
	(In millions)		
Gain on mortgage loans, net:			
IRLCs	$ 1,461	$ 1,353	$ 1,212
Forward delivery commitments	(277)	(402)	(132)
Options contracts	(19)	(25)	(26)
Net derivative loss related to mortgage servicing rights:			
MSR-related agreements	(5)	(3)	—
Fleet interest expense:			
Interest rate contracts	(1)	(3)	(6)
Foreign exchange contracts	(1)	(7)	(11)

7. Vehicle Leasing Activities

The following tables summarize the components of Net investment in fleet leases:

	December 31, 2012	December 31, 2011
	(In millions)	
Operating Leases:		
Vehicles under open-end operating leases	$ 8,174	$ 8,058
Vehicles under closed-end operating leases	154	176
Vehicles under operating leases	8,328	8,234
Less: Accumulated depreciation	(4,959)	(5,097)
Net investment in operating leases	3,369	3,137
Direct Financing Leases:		
Lease payments receivable	91	81
Less: Unearned income	—	(1)
Net investment in direct financing leases	91	80
Off-Lease Vehicles:		
Vehicles not yet subject to a lease	169	290
Vehicles held for sale	15	16
Less: Accumulated depreciation	(8)	(8)
Net investment in off-lease vehicles	176	298
Total	$ 3,636	$ 3,515

	December 31, 2012	December 31, 2011
Vehicles under open-end leases	98 %	97 %
Vehicles under closed-end leases	2 %	3 %
Vehicles under variable-rate leases	82 %	82 %
Vehicles under fixed-rate leases	18 %	18 %

The following table presents the future minimum lease payments to be received as of December 31, 2012. Amounts presented include the monthly payments for the unexpired portion of the minimum lease term, which is 12 months under open-end lease agreements, and the residual value guaranteed by the lessee during the minimum lease term. The interest component included in future minimum payments is based on the rate in effect at the inception of each lease.

	Future Minimum Lease Payments	
	Operating Leases	Direct Financing Leases
	(In millions)	
2013	$ 1,119	$ 46
2014	30	3
2015	18	2
2016	8	2
2017	5	1
Thereafter	6	4
Total	$ 1,186	$ 58

Annual Report

Contingent rentals include amounts for excess mileage, wear and tear, early termination fees, and, for variable-rate leases, changes in interest rates subsequent to lease inception. Contingent rentals are recorded in Fleet lease income in the Consolidated Statements of Operations. Contingent rentals from operating leases were not significant for the years ended December 31, 2012 and 2010 and were $1 million for the year ended December 31, 2011. Contingent rentals from direct financing leases were not significant.

8. Property, Plant and Equipment, Net

Property, plant and equipment, net consisted of:

	December 31, 2012	December 31, 2011
	(In millions)	
Furniture, fixtures and equipment	$ 104	$ 92
Capitalized software	161	138
Building and leasehold improvements	16	14
	281	244
Less: Accumulated depreciation and amortization	(202)	(180)
Total	$ 79	$ 64

9. Other Assets

Other assets consisted of:

	December 31, 2012	December 31, 2011
	(In millions)	
Derivatives	$ 178	$ 197
Mortgage loans in foreclosure, net	120	93
Repurchase eligible loans	99	81
Real estate owned, net	53	38
Deferred financing costs	49	31
Equity method investments	38	42
Intangible assets	31	33
Securitized mortgage loans[1]	—	28
Other	48	75
Total	$ 616	$ 618

[1] In 2012, the Company sold its investment in the subordinated debt and residual interests of a Mortgage loan securitization trust that had been consolidated as a variable interest entity.

10. Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consisted of:

	December 31, 2012	December 31, 2011
	(In millions)	
Accounts payable	$ 331	304
Repurchase eligible loans	99	81
Accrued payroll and benefits	80	56
Accrued interest	32	37
Other	20	26
Total	$ 562	$ 504

11. Other Liabilities

Other liabilities consisted of:

	December 31, 2012	December 31, 2011
	(In millions)	
Loan repurchase and indemnification liability	$ 140	$ 95
Derivatives	39	46
Liability for reinsurance losses	33	84
Lease syndication liability	16	—
Pension and other post employment benefits liability	15	15
Subservicing advance liabilities	24	12
Other	36	20
Total	$ 303	$ 272

12. Debt and Borrowing Arrangements

The following table summarizes the components of Debt:

	December 31, 2012		December 31, 2011	
	Balance	Wt. Avg-Interest Rate(1)	Balance	Wt. Avg-Interest Rate(1)
	(In millions)			
Term notes, in amortization	$ 424	2.2 %	$ 1,196	2.1 %
Term notes, in revolving period	1,593	1.0 %	374	1.6 %
Variable-funding notes	1,415	1.6 %	1,516	1.4 %
Other	25	5.1 %	32	5.1 %
Vehicle Management Asset-Backed Debt	3,457		3,118	
Secured Canadian Credit facility	—	—%	—	—%
Committed warehouse facilities	1,875	2.0 %	2,313	2.0 %
Uncommitted warehouse facilities	—	—%	44	1.2 %
Servicing advance facility	66	2.7 %	79	2.8 %
Mortgage Asset-Backed Debt	1,941		2,436	
Term notes	732	8.5 %	879	8.2 %
Convertible notes	424	5.0 %	460	4.0 %
Unsecured Credit facilities	—	—%	—	—%
Unsecured Debt	1,156		1,339	
Mortgage loan securitization debt certificates, at fair value	—	—%	21	7.0 %
Total	$ 6,554		$ 6,914	

(1) Represents the weighted-average stated interest rate of outstanding debt as of the respective date, which may be different from the effective rate due to the amortization of premiums, discounts and issuance costs. Facilities are variable-rate, except for the Unsecured Term notes, Convertible notes, and Mortgage loan securitization debt certificates which are fixed-rate.

Assets held as collateral for asset-backed borrowing arrangements that are not available to pay the Company's general obligations as of December 31, 2012 consisted of:

	Vehicle Asset-Backed Debt	Mortgage Asset-Backed Debt
	(In millions)	
Restricted cash and cash equivalents	$ 245	$ 7
Accounts receivable	73	82
Mortgage loans held for sale (unpaid principal balance)	—	1,975
Net investment in fleet leases	3,558	—
Total	$ 3,876	$ 2,064

The following table provides the contractual debt maturities as of December 31, 2012:

	Vehicle Asset-Backed Debt[1]	Mortgage Asset-Backed Debt	Unsecured Debt[2]	Total
		(In millions)		
Within one year	$ 841	$ 1,941	$ —	$ 2,782
Between one and two years	1,105	—	250	1,355
Between two and three years	832	—	—	832
Between three and four years	487	—	450	937
Between four and five years	179	—	250	429
Thereafter	14	—	283	297
	$ 3,458	$ 1,941	$ 1,233	$ 6,632

(1) Maturities of vehicle management asset-backed notes, a portion of which are amortizing in accordance with their terms, represent estimated payments based on the expected cash inflows related to the securitized vehicle leases and related assets.

(2) Maturities of convertible notes have been reflected based on the contractual maturity date. Under certain circumstances, the convertible notes may be converted prior to the earliest conversion date, and the principal portion of the notes would be due in cash prior to the contractual maturity date.

Capacity under all borrowing agreements is dependent upon maintaining compliance with, or obtaining waivers of, the terms, conditions and covenants of the respective agreements. Available capacity under asset-backed funding arrangements may be further limited by asset eligibility requirements. Available capacity under committed borrowing arrangements as of December 31, 2012 consisted of:

	Capacity	Utilized Capacity	Available Capacity
		(In millions)	
Vehicle Management Asset-Backed Debt:			
Term notes, in revolving period	$ 1,593	$ 1,593	$ —
Variable-funding notes	2,322	1,415	907
Secured Canadian Credit facility[1]	126	4	122
Mortgage Asset-Backed Debt:			
Committed warehouse facilities	3,393	1,875	1,518
Servicing advance facility	120	66	54
Unsecured Credit facilities[2]	305	—	305

(1) Utilized capacity reflects $4 million of letters of credit issued under the Secured Canadian Credit facility, which are not included in Debt in the Consolidated Balance Sheet.

(2) Capacity amount shown reflects the contractual maximum capacity of the facility. The available capacity of this facility is subject to the satisfaction of compliance with a borrowing base coverage ratio test.

Capacity for Mortgage asset-backed debt shown above excludes $2.0 billion not drawn under uncommitted facilities. See Note 20, "Fair Value Measurements" for the measurement of the fair value of Debt.

VEHICLE MANAGEMENT ASSET-BACKED DEBT

Vehicle management asset-backed debt primarily represents variable-rate debt issued by a wholly owned subsidiary, Chesapeake Funding LLC ("Chesapeake"), to support the acquisition of vehicles by the Fleet Management Services segment's U.S. leasing operations and variable-rate debt issued by the consolidated special purpose trust, Fleet Leasing Receivables Trust ("FLRT"), the Canadian special purpose trust, used to finance leases originated by the Canadian fleet operation. Vehicle-management asset-backed debt structures may provide creditors an interest in: (i) a pool of master leases or a pool of specific leases; (ii) the related vehicles under lease; and/or (iii) the related receivables billed to clients for the monthly collection of lease payments and ancillary service revenues (such as fuel and maintenance services). This interest is generally granted to a specific series of note holders either on a pro-rata basis relative to their share of the total outstanding debt issued through the facility or through a direct interest in a specific pool of leases. Repayment of the obligations of the facilities is non-recourse to the Company and is sourced from the monthly cash flow generated by lease payments and ancillary service payments made under the terms of the related master lease contracts.

Vehicle management asset-backed debt includes Term notes, which provide a fixed funding amount at the time of issuance, or Variable-funding notes under which the committed capacity may be drawn upon as needed during a commitment period, which are primarily 364 days in duration, but may extend to a 2-year duration for some facilities. The available capacity under Variable-funding notes may be used to fund future amortization of other Vehicle management asset-backed debt or to fund growth in Net investment in fleet leases during the term of the commitment.

As with Variable-funding notes, certain Term notes may contain provisions that allow the outstanding debt to revolve for specified periods of time. During these revolving periods, the monthly collection of lease payments allocable to each outstanding series is available to fund the acquisition of vehicles and/or equipment to be leased to customers. Upon expiration of the revolving period, the repayment of principal commences, and the monthly allocated lease payments are applied to the notes until they are paid in full. During the amortization period, the monthly collection of lease payments allocable to the series in amortization must be used to make repayments on each series of the notes through the earlier of (i) 125 months following the commencement of the amortization period, or (ii) when the respective series of notes are paid in full. The repayments are allocated to each series of amortizing notes based upon the outstanding balance of those notes relative to all other outstanding series notes issued by Chesapeake as of the commencement of the amortization period. The amount of monthly lease collections allocated to the repayment of principal on amortizing notes is calculated after the payment of interest, servicing fees, administrator fees and servicer advance reimbursements.

Term Notes

During 2012, Chesapeake Funding LLC ("Chesapeake") fully repaid the 2009-1 and 2009-4 Term notes using the available capacity of the variable-funding notes.

On October 25, 2012 and May 17, 2012, Chesapeake issued $600 million of Series 2012-2 Notes and $643 million of Series 2012-1 Notes, respectively. Proceeds from both issuances were used to pay down a portion of the Series 2010-1 Notes and Series 2011-1 Notes.

Variable-funding Notes

On August 31, 2012, the Fleet Leasing Receivables Trust ("FLRT") 2010-2 Series was further amended to increase capacity to $830 million (C$816 million) and extend the maturity date to August 30, 2013.

On June 27, 2012, Chesapeake fully repaid its 2010-1 and 2011-1 Class B Notes and amended its Series 2010-1 Indenture Supplement and Series 2011-1 Indenture Supplement to, among other things, extend the revolving period of the 2010-1 and 2011-1 Variable-funding notes to June 26, 2013 and June 26, 2014, respectively.

SECURED CANADIAN CREDIT FACILITY

On September 25, 2012, PHH Vehicle Management Services Inc. ("PHH VMS Canada"), an indirect wholly-owned subsidiary, entered into a secured revolving credit facility with a group of lenders providing up to $127 million (C$125 million) of committed revolving capacity. Borrowings under the facility bear interest at a variable-rate, and the facility fee and interest rate margin is dependent on the Company's senior unsecured long-term debt ratings issued by certain credit rating agencies. The facility is scheduled to expire on August 2, 2015.

Available borrowing capacity under the facility is based on a borrowing base calculation which considers eligible unencumbered vehicle leases, vehicles not yet subject to lease and account receivables for ancillary services. PHH VMS Canada's obligations under the facility are guaranteed by PHH Corporation and are secured by a first-priority lien on all of PHH VMS Canada's present and future assets and property (and corresponding security in any jurisdiction), subject to certain eligibility exceptions.

MORTGAGE ASSET-BACKED DEBT

Mortgage asset-backed debt primarily represents variable-rate warehouse facilities to support the origination of mortgage loans, which provide creditors a collateralized interest in specific mortgage loans that meet the eligibility requirements under the terms of the facility. The source of repayment of the facilities is typically from the sale or securitization of the underlying loans into the secondary mortgage market. These facilities are typically 364-day facilities, and as of December 31, 2012, the range of maturity dates for committed facilities is May 22, 2013 to December 13, 2013.

Committed Facilities

During the year ended December 31, 2012, the committed variable-rate mortgage repurchase facilities with Credit Suisse First Boston Mortgage Capital LLC were extended to May 22, 2013, the committed variable-rate mortgage repurchase facility with The Royal Bank of Scotland plc was extended to June 21, 2013, the committed variable-rate mortgage repurchase facility with Bank of America was extended to October 31, 2013 and the committed variable-rate mortgage repurchase facilities with Wells Fargo were extended to December 6, 2013.

On December 9, 2012, the committed variable-rate mortgage repurchase facilities with Barclays Bank PLC were amended to reduce the committed capacity to $350 million and to extend the maturity date to December 10, 2013.

On April 27, 2012, the Company's master agreement with Fannie Mae was renewed and certain other agreements with Fannie Mae were amended, including an amendment to the $1.0 billion committed early funding letter agreement. Pursuant to the committed early funding letter amendment, the termination event related to the Company's credit ratings was removed and other termination events were added, most of which are generally consistent with existing covenants under the Company's various other debt facilities. See the "Debt Covenants" section below for further information. On November 27, 2012, the committed early funding agreement was extended to December 13, 2013.

Uncommitted Facilities

The Company has an outstanding uncommitted mortgage repurchase facility with Fannie Mae which has a total capacity of up to $3.0 billion as of December 31, 2012, less certain amounts outstanding under the $1.0 billion committed Fannie Mae facility.

Servicing Advance Facility

On June 29, 2012, the committed facility with Fannie Mae that provides for the early reimbursement of certain servicing advances made on behalf of Fannie Mae was extended to June 30, 2013.

UNSECURED DEBT

Term Notes

On August 23, 2012, the Company completed an offering of $275 million aggregate principal amount of 7.375% Senior notes due 2019 under an existing indenture, dated as of January 17, 2012 with The Bank of New York Mellon Trust Company, N.A., as trustee. The Company realized net proceeds of $270 million from the issuance after deducting underwriting fees. The notes are senior unsecured and unsubordinated obligations of the Company and rank equally with all existing and future senior unsecured debt. The notes are redeemable by the Company prior to the maturity date at any time, based on a make-whole redemption price specified in the indenture. The Company used the net proceeds of this offering, along with cash on hand, to repurchase the outstanding aggregate principal amount of the Medium-term notes due 2013, as described below. Interest on the notes is payable semiannually in arrears on March 1 and September 1 of each year, beginning on March 1, 2013. The notes will mature on September 1, 2019, unless previously redeemed in accordance with their terms.

During 2012, the Company repaid the outstanding principal balance of the Medium-term notes due 2013 and recorded a pre-tax loss of $13 million in Other operating expenses in the Consolidated Statements of Operations.

Credit Facilities

On August 2, 2012, the Company amended and restated the existing unsecured Amended Credit Facility with an Amended and Restated Credit Agreement among PHH, a group of lenders and JPMorgan Chase Bank, N.A., as administrative agent (the "Revolving Credit Facility"). As a result of the amendment, the commitments of the facility were reduced from $525 million (scheduled to expire on February 29, 2013) to $300 million of aggregate commitments (scheduled to expire between July 1, 2014 and August 2, 2015), as discussed further below.

The Revolving Credit Facility consists of two tranches: (i) a $250 million revolving credit tranche ("Tranche A") that is scheduled to expire on August 2, 2015 and (ii) a $50 million revolving credit tranche ("Tranche B") that is scheduled to expire on July 1, 2014. No borrowing may be made under Tranche B if there is unused availability under Tranche A. Borrowings under the Revolving Credit Facility are subject to satisfaction of certain conditions, including compliance with a borrowing base coverage ratio test of unencumbered assets to unsecured debt of at least 1.2 to 1.

The Company's obligations under Tranche A are guaranteed by each of its direct, indirect, existing and future domestic subsidiaries, subject to exceptions for (i) securitization subsidiaries, (ii) subsidiaries which are not substantially wholly-owned by the Company and (iii) certain other subsidiaries. The Company's obligations under Tranche B are not guaranteed by any of its existing subsidiaries.

The Revolving Credit Facility is variable-rate and the facility fee and interest rate margin under the facility are subject to change if the Company's senior unsecured long-term debt ratings are changed by certain credit rating agencies.

Convertible Notes

As of December 31, 2012, Convertible notes included: (i) $250 million of 4.0% Convertible notes with a maturity date of September 1, 2014; and (ii) $250 million of 6.0% Convertible notes with a maturity date of June 15, 2017. During 2012, the Company paid the outstanding principal balance of the Convertible notes due 2012.

2014 CONVERTIBLE NOTES

The Convertible notes due 2014 are governed by an indenture dated September 29, 2009 with The Bank of New York Mellon, as trustee. As of December 31, 2012 and 2011, the carrying amount of the Convertible notes due 2014 is net of an unamortized discount of $22 million and $40 million, respectively. The effective interest rate, which includes the accretion of the discount and issuance costs, is 13.0%. The Convertible notes due 2014 are not redeemable by the Company prior to the maturity date. There have been no conversions since issuance.

Conversion features:
Holders may convert all or any portion of the notes at any time (i) in the event of the occurrence of certain triggering events related to the price of the notes, the price of the Company's Common stock or certain corporate events or (ii) from, and including, March 1, 2014 through the third business day immediately preceding their maturity on September 1, 2014. The conversion price is $25.805 per share.

Subject to certain exceptions, the holders may require the Company to repurchase all or a portion of their notes upon a fundamental change, as defined under the respective indentures. The Company will generally be required to increase the conversion rate for holders that elect to convert their notes in connection with a make-whole fundamental change, or upon the occurrence of certain events.

The Convertible notes due 2014 currently may only be settled in cash upon conversion because the Company has not sought shareholder approval, as required by the New York Stock Exchange, to allow for the issuance of shares of common stock or securities convertible into common stock that will, or will upon issuance, equal or exceed 20% of outstanding shares.

Related derivatives:
The Company entered into hedging transactions in connection with the issuance of the Convertible notes due 2014, including transactions with respect to the Conversion Premium (or, purchased options) and warrant transactions whereby the Company sold warrants to acquire, subject to certain anti-dilution adjustments, shares of its Common stock. The purchased options and sold warrants are intended to reduce the potential dilution of the Company's Common stock upon conversion. The initial conversion rates were 38.7522 shares per $1,000 principal amount for the notes. Based on the initial conversion rates, these transactions generally have the effect of increasing the conversion price to $34.74 per share.

The Company determined that at the time of issuance that the conversion option and purchased options did not meet all the criteria for equity classification based on the settlement terms of the notes. The conversion option and purchased options are recognized as derivatives and are presented in Other liabilities and Other assets, respectively, with the offsetting changes in their fair value recognized in Mortgage interest expense in the Consolidated Financial Statements. See Note 6, "Derivatives" for additional information regarding the conversion option and purchased options.

The sold warrants meet all the criteria for equity classification because they are indexed to the Company's stock. As such, these derivative instruments are recorded within Additional paid-in capital and have no impact on the Consolidated Statements of Operations.

2017 CONVERTIBLE NOTES

In January 2012, the Company completed an offering of $250 million in aggregate principal amount of 6.0% Convertible Notes due 2017, governed by an indenture dated January 17, 2012 with The Bank of New York Mellon Trust Company, N.A., as trustee. After deducting the 3% underwriting discount and debt issue costs, the Company realized net proceeds of $243 million from the issuance. The notes are senior unsecured obligations of the Company and rank equally with all existing and future senior unsecured debt and are senior to all of the Company's existing and future subordinated debt. The notes are not redeemable by the Company prior to the maturity date. The Company used the net proceeds from this offering to repay the outstanding aggregate principal amount of the Convertible notes due 2012.

Interest on the notes is payable semiannually in arrears on June 15 and December 15 of each year, beginning June 15, 2012. The notes mature on June 15, 2017, unless previously repurchased or converted in accordance with their terms.

In accordance with GAAP, the liability and equity components of the Convertible notes due 2017 were separately accounted for based on estimates of the Company's non-convertible debt borrowing rate at the time of issuance. Accordingly, the liability component includes an original issue discount of $63 million, including the underwriting discount, and the value of the equity component is recorded separately. Additionally, the Company incurred $1 million of debt issue costs, which were allocated to the liability and equity components based on their relative fair values. At the time of issuance, the Company determined that the conversion option was indexed to the Company's own stock and met all of the criteria for equity classification. Accordingly, the initial valuation of the liability component was $188 million recorded within Debt, and the initial valuation of the equity component was $33 million, net of $22 million of deferred taxes, recorded within Additional paid-in capital in the Consolidated Balance Sheets. Since the conversion option met all of the criteria for equity classification, there have been no changes in value recorded from the date of issuance.

The debt discount and issuance costs allocated to the liability are being amortized to Mortgage interest expense in the Consolidated Statements of Operations through the earliest conversion date of the notes, December 16, 2016. As of December 31, 2012, the carrying amount of the Convertible notes due 2017 is net of an unamortized discount of $54 million. The effective interest rate, which includes the cost of amortization of the discount and issuance costs, is 13.0%.

Conversion Features:

Holders may convert all or any portion of the notes, at their option, prior to December 15, 2016 only upon the occurrence of certain triggering events related to (i) the price of the notes, (ii) the price of the Company's Common stock, or (iii) upon the occurrence of specified corporate events. Holders may also convert all or any portion of the notes at any time, at their option from, and including, December 15, 2016 through the third scheduled trading day immediately preceding the maturity date.

Conversion Based on Note Price

Prior to the close of business on the scheduled trading day immediately preceding December 15, 2016, the notes may be converted during the five business day period after any five consecutive trading day period (the "Measurement Period") in which the trading price per $1,000 in principal amount of the notes for each day of the Measurement Period was less than 98% of the product of the last reported sale price of the Company's Common stock and the applicable conversion rate for the notes of such date.

Conversion Based on Stock Price

Prior to the close of business on the scheduled trading day immediately preceding December 15, 2016, the notes may be converted during any calendar quarter after the calendar quarter ending March 31, 2012 and only during such calendar quarter, if the last reported sale price of the Company's Common stock for 20 or more trading days in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter exceeds 130% of the applicable conversion price in effect for the notes on each such trading day.

The conversion price is $12.79 per share (based on an initial conversion rate of 78.2014 shares per $1,000 principal amount of notes). Upon conversion, the principal amount of the converted notes is payable in cash and the Company will pay or deliver (at its election): (i) cash; (ii) shares of the Company's Common stock; or (iii) a combination of cash and shares of the Company's Common stock; to settle amounts due if the conversion value exceeds the principal of the converted notes. As of December 31, 2012, the if-converted value exceeded the principal amount of the notes by $195 million, and the notes met the requirements for conversion.

Subject to certain exceptions, the holders of the Convertible notes due 2017 may require the Company to repurchase all or a portion of their notes upon a fundamental change, as defined under the indenture. The Company will generally be required to increase the conversion rate for holders that elect to convert their notes in connection with a make-whole fundamental change, as defined under the indenture. The conversion rate and the conversion price will be subject to adjustment upon the occurrence of certain events as specified in the indenture; however, in no circumstance will the conversion rate exceed 97.7517 shares per $1,000 in principal amount of notes, subject to certain anti-dilution adjustments.

DEBT COVENANTS

Certain debt arrangements require the maintenance of certain financial ratios and contain other affirmative and negative covenants, termination events, and other restrictions, including, but not limited to, covenants relating to material adverse changes, liquidity maintenance, restrictions on indebtedness of the Company and its material subsidiaries, mergers, liens, liquidations, sale and leaseback transactions, and restrictions on certain types of payments, including dividends and stock repurchases. Certain other debt arrangements, including the Fannie Mae committed facility, contain provisions that permit the Company or our counterparty to terminate the arrangement upon the occurrence of certain events, including those described below.

Among other covenants, the Revolving Credit Facility and certain mortgage repurchase facilities require that the Company maintain: (i) on the last day of each fiscal quarter, net worth of at least $1.0 billion; (ii) at any time prior to October 1, 2013, a ratio of indebtedness to tangible net worth no greater than 6.0 to 1 and, thereafter, no greater than 5.75 to 1; (iii) a minimum of $1.0 billion in committed mortgage warehouse financing capacity excluding uncommitted mortgage warehouse facilities provided by the GSEs and certain mortgage gestation facilities; (iv) a minimum of $750 million in committed third party fleet vehicle lease financing capacity; and (v) certain minimum liquidity requirements as of May 2, 2014. These covenants represent the most restrictive net worth and debt to equity covenants; however, certain other outstanding debt agreements contain debt to equity covenants that are less restrictive.

As of December 31, 2012, the Company was in compliance with all financial covenants related to its debt arrangements.

During the year ended December 31, 2012, the termination events for the Fannie Mae committed facility were amended to require the Company to maintain (i) on the last day of each fiscal quarter, consolidated net worth of at least $1.0 billion; (ii) on the last day of each fiscal quarter, a ratio of indebtedness to tangible net worth no greater than 6.5 to 1; (iii) a minimum of $1.0 billion in committed mortgage warehouse or gestation facilities, with no more than $500 million of gestation facilities included towards the minimum, but excluding committed or uncommitted loan purchase arrangements or other funding arrangements from Fannie Mae and any mortgage warehouse capacity provided by government sponsored enterprises; and (iv) compliance with certain loan repurchase trigger event criteria related to the aging of outstanding loan repurchase demands by Fannie Mae.

Under certain of the Company's financing, servicing, hedging and related agreements and instruments, the lenders or trustees have the right to notify the Company if they believe it has breached a covenant under the operative documents and may declare an event of default. If one or more notices of default were to be given, the Company believes it would have various periods in which to cure certain of such events of default. If the Company does not cure the events of default or obtain necessary waivers within the required time periods, the maturity of certain debt agreements could be accelerated and the ability to incur additional indebtedness could be restricted. In addition, an event of default or acceleration under certain agreements and instruments would trigger cross-default provisions under certain of the Company's other agreements and instruments.

See Note 17, "Stock-Related Matters" for information regarding restrictions on the Company's ability to pay dividends pursuant to certain debt arrangements.

13. Pension and Other Post Employment Benefits

Defined Contribution Savings Plans. The Company and PHH Home Loans sponsor separate defined contribution savings plans that provide certain eligible employees an opportunity to accumulate funds for retirement. Contributions of participating employees are matched on the basis specified by these plans. The costs for contributions to these plans was included in Salaries and related expenses in the Consolidated Statements of Operations and were $10 million for the year ended December 31, 2012 and $9 million during both the years ended December 31, 2011 and 2010.

Defined Benefit Pension Plan and Other Employee Benefit Plan. The Company sponsors a domestic non-contributory defined benefit pension plan, which covers certain eligible employees. Benefits are based on an employee's years of credited service and a percentage of final average compensation, or as otherwise described by the plan. In addition, a post employment benefits plan is maintained for retiree health and welfare for certain eligible employees. Both the defined benefit pension plan and the other post employment benefits plan are frozen plans, wherein the plans only accrue additional benefits for a very limited number of employees.

The measurement date for all benefit obligations and plan assets is December 31. The following table provides benefit obligations, plan assets and the funded status of the plans:

	Pension Benefits		Other Post Employment Benefits	
	2012	2011	2012	2011
	(In millions)			
Benefit obligation — December 31	$ 48	$ 44	$ 1	$ 2
Fair value of plan assets — December 31	34	31	—	—
Unfunded status	(14)	(13)	(1)	(2)
Unfunded pension liability recorded in Accumulated other comprehensive income (loss):				
Net loss	19	19	—	—
Net amount recognized — December 31	$ 5	$ 6	$ (1)	$ (2)

During the year ended December 31, 2012 the net periodic benefit cost related to the defined benefit pension plan was $1 million and the expense recorded for the other post employment benefits plan was not significant. During the years ended December 31, 2011 and 2010, both the net periodic benefit cost related to the defined benefit pension plan and the expense recorded for the other post employment benefits plan were not significant.

As of December 31, 2012, future expected benefit payments to be made from the defined benefit pension plan's assets, which reflect expected future service, are $2 million in the years ending December 31, 2013 through 2017 and $12 million for the five years ending December 31, 2022.

The Company's policy is to contribute amounts to the defined benefit pension plan sufficient to meet minimum funding requirements as set forth in employee benefit and tax laws and additional amounts at the discretion of the Company. Contributions made to the plan during the year ended December 31, 2012 were not significant and contributions were $1 million during the year ended December 31, 2011. An estimate of the expected contributions to the defined benefit pension plan is $1 million for the year ending December 31, 2013.

14. Income Taxes

The following table summarizes Income tax (benefit) expense:

	Year Ended December 31,		
	2012	2011	2010
		(In millions)	
Current:			
Federal	$ —	$ —	$ —
State	11	(1)	7
Foreign	5	10	5
Income tax contingencies:			
Change in income tax contingencies	1	(6)	—
Interest and penalties	—	(1)	1
Total current income tax expense	17	2	13
Deferred:			
Federal	(4)	(90)	27
State	(20)	(9)	—
Foreign	1	(3)	(1)
Total deferred income tax (benefit) expense	(23)	(102)	26
Income tax (benefit) expense	$ (6)	$ (100)	$ 39

The following table summarizes Income (loss) before income taxes:

	Year Ended December 31,		
	2012	2011	2010
		(In millions)	
Domestic operations	$ 61	$ (220)	$ 102
Foreign operations	26	18	13
Income (loss) before income taxes	$ 87	$ (202)	$ 115

No provision has been made for federal deferred taxes on approximately $132 million of accumulated and undistributed earnings of foreign subsidiaries at December 31, 2012 since it is the present intention of management to reinvest the undistributed earnings indefinitely in those foreign operations. The determination of the amount of unrecognized federal deferred tax liability for unremitted earnings is not practicable.

Deferred tax assets and liabilities represent the basis differences between assets and liabilities measured for financial reporting versus for income-tax returns purposes. The following table summarizes the significant components of deferred tax assets and liabilities:

	December 31, 2012	December 31, 2011
	(In millions)	
Deferred tax assets:		
Accrued liabilities, provisions for losses and deferred income	$ 98	$ 77
Federal loss carryforwards and credits	376	451
State loss carryforwards and credits	49	58
Alternative minimum tax credit carryforward	22	23
Other	4	8
Gross deferred tax assets	549	617
Valuation allowance	(30)	(44)
Deferred tax assets, net of valuation allowance	519	573
Deferred tax liabilities:		
Originated mortgage servicing rights	231	306
Purchased mortgage servicing rights	99	84
Depreciation and amortization	811	809
Deferred tax liabilities	1,141	1,199
Net deferred tax liability	$ 622	$ 626

The deferred tax assets valuation allowance primarily relates to state loss carryforwards. The valuation allowance will be reduced when and if it is determined that it is more likely than not that all or a portion of the deferred tax assets will be realized. The federal and state loss carryforwards will expire from 2017 to 2032 and from 2013 to 2033, respectively.

The total alternative minimum tax credit is not subject to limitations, and primarily consists of credits existing at the time of the spin-off from Cendant Corporation (now known as Avis Budget Group, Inc.) that are available to the Company. As of December 31, 2012, it has been determined that all alternative minimum tax carryforwards can be utilized in future years; therefore, no reserve or valuation allowance has been recorded.

The deferred tax liabilities represent the future tax liability generated upon reversal of the differences between the tax basis and book basis of certain of our assets. Deferred liabilities related to our mortgage servicing rights arise due to differences in the timing of income recognition for accounting and tax purposes for certain servicing rights, which generate an associated basis difference between book and tax. Deferred liabilities related to depreciation and amortization result primarily from differences in the net book value and tax basis of vehicles in our fleet business due to differences in depreciation methods.

Total income taxes differ from the amount that would be computed by applying the U.S. federal statutory rate as follows:

	Year Ended December 31,		
	2012	2011	2010
		(In millions)	
Income (loss) before income taxes	$ 87	$ (202)	$ 115
Statutory federal income tax rate	(35)%	(35)%	(35)%
Income taxes computed at statutory federal rate	$ 30	$ (71)	$ 40
State and local income taxes, net of federal tax benefits	3	(12)	6
Liabilities for income tax contingencies	1	(7)	1
Changes in rate and apportionment factors	(10)	(5)	—
Changes in valuation allowance	(2)	6	2
Noncontrolling interest	(22)	(10)	(11)
Other	(6)	(1)	1
Income tax (benefit) expense	$ (6)	$ (100)	$ 39
Effective tax rate	(7.0)%	(49.7)%	33.7 %

Significant items that impact the effective tax rate include:

State and local income taxes, net of federal tax benefits. The impact to the effective tax rate from state and local income taxes primarily represents the volatility in the pre-tax income or loss, as well as the mix of income and loss from the operations by entity and state income tax jurisdiction. The effective state tax rate was lower for the year ended December 31, 2012 as compared to 2011.

Liabilities for income tax contingencies. The impact to the effective tax rate from changes in the liabilities for income tax contingencies primarily represents increases in liabilities associated with new uncertain tax positions taken during the period ended December 31, 2012 and represents decreases in liabilities associated with the resolution and settlement with various taxing authorities during the period ended December 31, 2011. During the year ended December 31, 2011, the IRS concluded its examination and review of the Company's taxable years 2006 through 2009.

Changes in rate and apportionment factors. Represents the impact to the effective tax rate on deferred tax items for changes in apportionment factors and tax rate. For the year ended December 31, 2012, the amount represents the impact of applying statutory changes to apportionment weight, apportionment sourcing and corporate income tax rates that were enacted by various states, primarily New Jersey.

Changes in valuation allowance. The impact to the effective tax rate from changes in valuation allowance primarily represents the utilization of state tax loss carry forwards that were previously determined to be more likely than not to be unrealized by our mortgage business. For the year ended December 31, 2011, the change was primarily driven by state tax losses generated by our mortgage business for which the Company believes it is more likely than not that the amounts will not be realized.

Noncontrolling interest. The impact to the effective tax rate from noncontrolling interest represents Realogy Corporation's portion of income taxes related to the income or loss attributable to PHH Home Loans. The impact is driven by PHH Home Loans' election to report as a partnership for federal and state income tax purposes, whereby, the tax expense is reported by the individual LLC members. Accordingly, the Company's Income tax expense includes only its proportionate share of the income tax related to the income generated by PHH Home Loans.

The activity in the liability for unrecognized income tax benefits (including the liability for potential payment of interest and penalties) consisted of:

	Year Ended December 31,		
	2012	2011	2010
		(In millions)	
Balance, beginning of period	$ 3	$ 9	$ 8
Activity related to tax positions taken during the current year	1	2	1
Activity related to tax positions taken during prior years	—	(8)	—
Balance, end of period	$ 4	$ 3	$ 9

As of December 31, 2012, 2011 and 2010, the effective income tax rate would be positively impacted by the favorable resolution of income tax contingencies or reductions in valuation allowances of $4 million, $3 million, and $11 million, respectively.

The amount of unrecognized income tax benefits may change in the next twelve months primarily due to activity in future reporting periods related to income tax positions taken during prior years. This change may be material; however, the impact of these unrecognized income tax benefits cannot be projected on the results of operations or financial position for future reporting periods due to the volatility of market and other factors.

The estimated liability for the potential payment of interest and penalties included in the liability for unrecognized income tax benefits was $1 million as of December 31, 2012 and was not significant as of December 31, 2011.

As of December 31, 2012, foreign and state income tax filings were subject to examination for periods including and subsequent to 2007, dependent upon jurisdiction.

During the first quarter of 2011, the Company was notified by the Department of Treasury that the audit and review of the Company and its subsidiaries tax returns for the years ended December 31, 2006 through 2008 have concluded, indicating a no-change examination for those periods. The Company was also notified in the first quarter of 2011 that the Internal Revenue Service has reviewed and accepted as filed the return for the tax year ended December 31, 2009. The Company and its subsidiaries remain subject to examination by the IRS for the tax years ended December 31, 2010, 2011 and 2012.

15. Credit Risk

The Company is subject to the following forms of credit risk:

- **Consumer credit risk**—through mortgage banking activities as a result of originating and servicing residential mortgage loans
- **Commercial credit risk**—through fleet management and leasing activities
- **Counterparty credit risk**—through derivative transactions, sales agreements and various mortgage loan origination and servicing agreements

Accounts Receivable

Accounts receivable is primarily related to advances on mortgage loans serviced, trade accounts receivable from fleet management and leasing activities and receivables from loan production activities. The following table summarizes Accounts receivable, net:

	December 31,	
	2012	2011
	(In millions)	
Fleet management trade receivables	$ 426	$ 358
Mortgage servicing advances	293	247
Other	82	97
Accounts receivable, gross	801	702
Allowance for doubtful accounts	(4)	(2)
Accounts receivable, net	$ 797	$ 700

Consumer Credit Risk

The Company is not subject to the majority of the risks inherent in maintaining a mortgage loan portfolio because loans are not held for investment purposes and are generally sold to investors within 30 days of origination. The majority of mortgage loan sales are on a non-recourse basis; however, the Company has exposure in certain circumstances in its capacity as a loan originator and servicer to loan repurchases and indemnifications through representation and warranty provisions. Additionally, the Company has exposure through a reinsurance agreement that is inactive and in runoff.

The following tables summarize certain information regarding the total loan servicing portfolio, which includes loans associated with the capitalized Mortgage servicing rights as well as loans subserviced for others:

	December 31,	
	2012	2011
	(In millions)	
Loan Servicing Portfolio Composition		
Owned	$ 142,930	$ 150,315
Subserviced	40,800	32,072
Total	$ 183,730	$ 182,387
Conventional loans	$ 149,432	$ 145,885
Government loans	29,842	29,903
Home equity lines of credit	4,456	6,599
Total	$ 183,730	$ 182,387
Weighted-average interest rate	4.3 %	4.6 %

	December 31,			
	2012		2011	
	Number of Loans	Unpaid Balance	Number of Loans	Unpaid Balance
Portfolio Delinquency[1]				
30 days	2.45 %	1.93 %	2.24 %	1.83 %
60 days	0.64 %	0.52 %	0.60 %	0.51 %
90 or more days	0.80 %	0.70 %	0.98 %	0.95 %
Total	3.89 %	3.15 %	3.82 %	3.29 %
Foreclosure/real estate owned[2]	2.05 %	1.92 %	1.83 %	1.85 %

[1] Represents portfolio delinquencies as a percentage of the total number of loans and the total unpaid balance of the portfolio.

[2] As of December 31, 2012 and 2011, there were 17,329 and 15,689 of loans in foreclosure with an unpaid principal balance of $3.0 billion and $2.8 billion, respectively.

Annual Report

Repurchase and Foreclosure-Related Reserves

Representations and warranties are provided to investors and insurers on a significant portion of loans sold and are also assumed on purchased mortgage servicing rights. In the event of a breach of these representations and warranties, the Company may be required to repurchase the mortgage loan or indemnify the investor against loss. If there is no breach of a representation and warranty provision, there is no obligation to repurchase the loan or indemnify the investor against loss. In limited circumstances, the full risk of loss on loans sold is retained to the extent the liquidation of the underlying collateral is insufficient. In some instances where the Company has purchased loans from third parties, it may have the ability to recover the loss from the third party originator. Repurchase and foreclosure-related reserves are maintained for probable losses related to repurchase and indemnification obligations and for on-balance sheet loans in foreclosure and real estate owned.

A summary of the activity in repurchase and foreclosure-related reserves is as follows:

	Year Ended December 31,	
	2012	2011
	(In millions)	
Balance, beginning of period	$ 127	$ 111
Realized foreclosure losses	(136)	(82)
Increase in reserves due to:		
Changes in assumptions	182	80
New loan sales	18	18
Balance, end of period	$ 191	$ 127

Repurchase and foreclosure-related reserves consist of the following:

Loan Repurchases and Indemnifications

The maximum exposure to representation and warranty provisions exceeds the amount of loans in the servicing portfolio associated with capitalized mortgage servicing rights of $140.4 billion; however, the maximum amount of losses cannot be estimated because the Company does not service all of the loans for which it has provided representations or warranties. As of December 31, 2012, approximately $195 million of loans have been identified in which the Company has full risk of loss or has identified a breach of representation and warranty provisions; 12% of which were at least 90 days delinquent (calculated based upon the unpaid principal balance of the loans).

As of December 31, 2012 and 2011, liabilities for probable losses related to repurchase and indemnification obligations of $140 million and $95 million, respectively, are included in Other liabilities in the Consolidated Balance Sheets. In determining our liability, the Company considers both: (i) specific non-performing loans that are currently in foreclosure where the Company believes it will be required to indemnify the investor for any losses and (ii) an estimate of probable future repurchase or indemnification obligations from breaches of representation and warranties. The liability related to specific non-performing loans is based on a loan-level analysis considering the current collateral value, estimated sales proceeds and selling costs. The liability related to probable future repurchase or indemnification obligations is segregated by year of origination and considers the amount of unresolved repurchase and indemnification requests and includes an estimate for future repurchase demands based upon recent and historical repurchase and indemnification experience, as well as the success rate in appealing repurchase requests and an estimated loss severity, based on current loss rates for similar loans.

The liability for loan repurchases and indemnifications represents the estimate of probable losses based on the best information available and requires the application of a significant level of judgment and the use of a number of assumptions. These assumptions include the estimated amount and timing of repurchase and indemnification requests, the expected success rate in defending against requests, and estimated loss severities on repurchases and indemnifications. The liability for loan repurchases and indemnifications does not reflect losses from litigation or governmental and regulatory examinations, investigations or inquiries. While the Company uses the best information available in estimating the liability, actual experience can vary significantly from the assumptions as the estimation process is inherently uncertain. Given the increased levels of repurchase requests and realized losses in recent periods, there is a reasonable possibility that future losses may be in excess of the recorded liability.

As of December 31, 2012, the estimated amount of reasonably possible losses in excess of the recorded liability was $40 million. This estimate assumes that repurchase and indemnification requests remain at an elevated level through the year ended December 31, 2013, the success rate in defending against requests declines and loss severities remain at current levels. The Company's estimate of reasonably possible losses does not represent probable losses and is based upon significant judgments and assumptions which can be influenced by many factors, including: (i) home prices and the levels of home equity; (ii) the criteria used by investors in selecting loans to request; (iii) borrower delinquency patterns; and (iv) general economic conditions.

Mortgage Loans in Foreclosure and Real Estate Owned

Mortgage loans in foreclosure represent the unpaid principal balance of mortgage loans for which foreclosure proceedings have been initiated, plus recoverable advances made on those loans. These amounts are recorded net of an allowance for probable losses on such mortgage loans and related advances.

Real estate owned, which are acquired from mortgagors in default, are recorded at the lower of the adjusted carrying amount at the time the property is acquired or fair value. Fair value is determined based upon the estimated net realizable value of the underlying collateral less the estimated costs to sell.

The carrying values of the mortgage loans in foreclosure and real estate owned were recorded within Other assets in the Consolidated Balance Sheets as follows:

	December 31,	
	2012	2011
	(In millions)	
Mortgage loans in foreclosure[1]	$ 148	$ 112
Allowance for probable losses	(28)	(19)
Mortgage loans in foreclosure, net	$ 120	$ 93
Real estate owned	$ 76	$ 51
Adjustment to estimated net realizable value	(23)	(13)
Real estate owned, net	$ 53	$ 38

(1) Includes $65 million and $62 million of recoverable advances as of December 31, 2012 and 2011, respectively.

Mortgage Reinsurance

In 2012, the Company terminated one of its inactive reinsurance contracts. The termination of the agreement settled the liability and exposure to loss under that contract and as a result, $37 million of the related restricted cash and investments held in trust to pay future losses were distributed to the primary mortgage insurer and $24 million of previously restricted cash was released and distributed to the Company as unrestricted cash. During the year ended December 31, 2012, the termination resulted in a pre-tax loss of $16 million which was recorded in Loan servicing income in the Consolidated Statements of Operations.

As of December 31, 2012, the Company has remaining exposure to consumer credit risk through losses from one contract with a primary mortgage insurance company that is inactive and in runoff. The exposure to losses through this reinsurance contract is based on mortgage loans pooled by year of origination.

The contractual reinsurance period for each pool was 10 years and the weighted-average reinsurance period was 3 years as of December 31, 2012. Loss rates on these pools are determined based on the unpaid principal balance of the underlying loans. The Company indemnifies the primary mortgage insurer for losses that fall between a stated minimum and maximum loss rate on each annual pool. In return for absorbing this loss exposure, the Company is contractually entitled to a portion of the insurance premium from the primary mortgage insurer.

The Company is required to hold cash and securities in trust related to this potential obligation, which was $122 million, included in Restricted cash, cash equivalents and investments in the Consolidated Balance Sheets as of December 31, 2012. The amount of cash and securities held in trust is contractually specified in the reinsurance agreement and is based on the original risk assumed under the contract and the incurred losses to date.

As of December 31, 2012, $33 million was included in Other liabilities in the Consolidated Balance Sheets for incurred and incurred but not reported losses associated with mortgage reinsurance activities (estimated on an undiscounted basis), which includes $1 million of known unpaid reinsurance losses outstanding.

A summary of the activity in the liability for reinsurance losses is as follows:

	Year Ended December 31,	
	2012	2011
	(In millions)	
Balance, beginning of period	$ 84	$ 113
Realized reinsurance losses[1]	(65)	(65)
Increase in liability for reinsurance losses	14	36
Balance, end of period	$ 33	$ 84

(1) Realized reinsurance losses for the year ended December 31, 2012 includes $21 million related to the release of reserves associated with the termination of an inactive reinsurance agreement.

Commercial Credit Risk

The Company is exposed to commercial credit risk for its clients under the vehicle lease and fleet management service agreements. Such risk is managed through an evaluation of the financial position and creditworthiness of the client, which is performed on at least an annual basis. The lease agreements generally allow the Company to refuse any additional orders upon the occurrence of certain credit events; however, the obligation remains for all leased vehicle units under contract at that time. The fleet management service agreements can generally be terminated upon 30 days written notice. As of December 31, 2012 and 2011, there were no significant client concentrations related to vehicle leases or fleet management service agreements.

Vehicle leases are primarily classified as operating leases; however, certain leases are classified as direct financing leases and recorded within Net investment in fleet leases in the Consolidated Balance Sheets. During the years ended December 31, 2012 and 2011, the amount of direct financing leases sold were $58 million and $63 million, respectively.

The following table summarizes the status of direct financing leases:

	December 31,	
	2012	2011
	(In millions)	
Current amount	$ 73	$ 64
30-59 days	12	—
60-89 days	1	—
Greater than 90 days[1]	5	16
Direct financing lease receivables, gross[2]	91	80
Allowance for credit losses	—	—
Direct financing lease receivables, net	$ 91	$ 80

(1) Includes $5 million and $16 million of leases that are still accruing interest as of December 31, 2012 and 2011, respectively.

(2) There were no direct financing leases on non-accrual status as of December 31, 2012 and 2011, respectively.

The status of direct financing leases presented in the table above is based on the most aged monthly lease billing of each lessee. Historical credit losses for receivables related to vehicle leasing and fleet management services have not been significant. Receivables are charged-off after leased vehicles have been disposed and final shortfall has been determined.

Counterparty Credit Risk

Counterparty credit risk exposure includes risk of non-performance by counterparties to various agreements and sales transactions. Such risk is managed by evaluating the financial position and creditworthiness of such counterparties and/or requiring collateral, typically cash, in derivative and financing transactions. The Company attempts to mitigate counterparty credit risk associated with derivative contracts by monitoring the amount for which it is at risk with each counterparty to such contracts, requiring collateral posting, typically cash, above established credit limits, periodically evaluating counterparty creditworthiness and financial position, and where possible, dispersing the risk among multiple counterparties.

As of December 31, 2012, there were no significant concentrations of credit risk with any individual counterparty or groups of counterparties with respect to derivative transactions. Concentrations of credit risk associated with receivables are considered minimal due to a diverse client base.

During the year ended December 31, 2012, approximately 25% of mortgage loan originations were derived from our relationships with Realogy and its affiliates, and 27% were derived from Merrill Lynch Home Loans, a division of Bank of America, National Association.

16. Commitments and Contingencies

LEGAL CONTINGENCIES

The Company and its subsidiaries are defendants in various legal proceedings, which include private and civil litigation as well as government and regulatory examinations, investigations and inquiries or other requests for information. These matters are at varying procedural stages and primarily relate to contractual disputes and other commercial, employment and tax claims. The resolution of these various matters may result in adverse judgments, fines, penalties, injunctions and other relief against the Company as well as monetary payments or other agreements and obligations. Alternately, the Company may engage in settlement discussions on certain matters in order to avoid the additional costs of engaging in litigation.

Reserves are established for pending or threatened litigation, claims or assessments when it is probable that a loss has been incurred and the amount of such loss can be reasonably estimated. In light of the inherent uncertainties involved in litigation and other legal proceedings, it is not always possible to determine a reasonable estimate of the amount of a probable loss, and the Company may estimate a range of possible loss for consideration in its estimates. The estimates are based upon currently available information and involve significant judgment taking into account the varying stages and inherent uncertainties of such matters. Accordingly, the Company's estimates may change from time to time and such changes may be material to the consolidated financial results. Given the inherent uncertainties and status of the Company's outstanding legal proceedings, the range of reasonably possible loss cannot be estimated for all matters. For matters where the Company can estimate the range of losses, the aggregate estimated amount of reasonably possible losses in excess of the recorded liability was $15 million as of December 31, 2012.

As of December 31, 2012, the Company's recorded reserves associated with legal and regulatory contingencies were not material. There can be no assurance; however, that the ultimate resolution of the Company's pending or threatened litigation, claims or assessments will not result in losses in excess of the Company's recorded reserves. As a result, the ultimate resolution of any particular legal matter, or matters, could be material to the Company's results of operations or cash flows for the period in which such matter is resolved.

The following are descriptions of the Company's significant legal and regulatory matters, which may involve loss contingencies.

Contingencies Involving Mortgage Origination and Servicing Practices

The Company has received inquiries and requests for information from regulators and attorneys general of certain states as well as from the Committee on Oversight and Government Reform of the U.S. House of Representatives and the U.S. Senate Judiciary Committee, requesting information as to the Company's mortgage origination and servicing practices, including its foreclosure processes and procedures. Specifically, the New Jersey Attorney General has conducted an investigation of the Company's servicing practices and has informed the Company that it believes that the Company has violated the New Jersey Consumer Fraud Act in connection with customer service and other matters related to loss mitigation activities for certain borrowers in the wake of the financial crisis. The Company has also undergone a regulatory examination by a multistate coalition of certain mortgage banking regulators and such regulators have alleged various violations of federal and state laws related to the Company's mortgage servicing practices prior to July 2011. The Company believes it has meritorious defenses to these various allegations. However, there can be no assurance that claims or litigation will not arise from these inquiries or similar inquiries by other governmental authorities or that fines or penalties will not be assessed against the Company in connection with these matters.

In addition to the increased regulatory focus on origination and servicing practices described above, Fannie Mae and Freddie Mac have also had a continued focus on foreclosure practices. They have assessed compensatory fees against the Company for failing to meet certain foreclosure timelines specified in their respective servicing guides. Although such compensatory fees have not been material to date, there can be no assurance that the assessment of any such compensatory fees will not be material to the Company's results in the future.

CFPB Investigation

In January 2012, the Company was notified that the Bureau of Consumer Financial Protection (the "CFPB") had opened an investigation to determine whether the Company's mortgage insurance premium ceding practices to captive reinsurers comply with the Real Estate Settlement Procedures Act and other laws enforced by the CFPB. The CFPB has requested certain related documents and information for review and has requested a response to written questions pursuant to a Civil Investigative Demand (the "CID"). In June 2012, the Company filed a petition to modify or withdraw the CID and in September 2012 the CFPB denied the Company's petition and the investigative demand is still ongoing. The Company has provided reinsurance services in exchange for premiums ceded and believes that it has complied with the Real Estate Settlement Procedures Act and other laws applicable to the Company's mortgage reinsurance activities. The Company did not provide reinsurance on loans originated after 2009.

Lease and Purchase Commitments

The Company is committed to making rental payments under noncancelable operating and capital leases related to various facilities and equipment. In addition, during the normal course of business, various commitments are made to purchase goods or services from specific suppliers, including those related to capital expenditures.

The following table summarizes the Company's commitments as of December 31, 2012:

	Future Minimum Operating Lease Payments	Future Minimum Capital Lease Payments	Purchase Commitments
		(In millions)	
2013	$ 21	$ 6	$ 156
2014	22	6	9
2015	22	1	2
2016	19	—	1
2017	16	—	—
Thereafter	80	—	—
Total	$ 180	$ 13	$ 168

During the years ended December 31, 2012, 2011 and 2010, rental expense of $25 million, $24 million, and $24 million, respectively, was recorded in Occupancy and other office expenses in the Consolidated Statements of Operations.

Indemnification of Cendant

In connection with our spin-off from Cendant Corporation (now known as Avis Budget Group, Inc.), the Company entered into a separation agreement with Cendant (the "Separation Agreement"), pursuant to which, the Company has agreed to indemnify Cendant for any losses (other than losses relating to taxes, indemnification for which is provided in the Amended Tax Sharing Agreement) that any party seeks to impose upon Cendant or its affiliates that relate to, arise or result from: (i) any of the Company's liabilities, including, among other things: (a) all liabilities reflected in the Company's pro forma balance sheet as of September 30, 2004 or that would be, or should have been, reflected in such balance sheet, (b) all liabilities relating to the Company's business whether before or after the date of the spin-off, (c) all liabilities that relate to, or arise from any performance guaranty of Avis Group Holdings, Inc. in connection with indebtedness issued by Chesapeake Funding LLC (which changed its name to Chesapeake Finance Holdings LLC effective March 7, 2006), (d) any liabilities relating to the Company's or its affiliates' employees and (e) all liabilities that are expressly allocated to the Company or its affiliates, or which are not specifically assumed by Cendant or any of its affiliates, pursuant to the Separation Agreement or the Amended Tax Sharing Agreement; (ii) any breach by the Company or its affiliates of the Separation Agreement or the Amended Tax Sharing Agreement and (iii) any liabilities relating to information in the registration statement on Form 8-A filed with the SEC on January 18, 2005, the information statement filed by the Company as an exhibit to its Current

Report on Form 8-K filed on January 19, 2005 (the "January 19, 2005 Form 8-K") or the investor presentation filed as an exhibit to the January 19, 2005 Form 8-K, other than portions thereof provided by Cendant.

There are no specific limitations on the maximum potential amount of future payments to be made under this indemnification, nor is the Company able to develop an estimate of the maximum potential amount of future payments to be made under this indemnification, if any, as the triggering events are not subject to predictability.

Tax Contingencies

During 2010, the IRS concluded its examination of Cendant's taxable years 2003 through 2006, and the material issues related to the Company's potential obligations to Cendant under the Tax Sharing Agreement were favorably resolved. As a result of the conclusion of the examination, the Company recorded an additional deferred tax asset of $1 million, with a corresponding increase to Retained earnings.

Off-Balance Sheet Arrangements and Guarantees

In the ordinary course of business, numerous agreements are entered into that contain guarantees and indemnities where a third-party is indemnified for breaches of representations and warranties. Such guarantees or indemnifications are granted under various agreements, including those governing leases of real estate, access to credit facilities, use of derivatives and issuances of debt or equity securities. The guarantees or indemnifications issued are for the benefit of the buyers in sale agreements and sellers in purchase agreements, landlords in lease contracts, financial institutions in credit facility arrangements and derivative contracts and underwriters in debt or equity security issuances.

While some guarantees extend only for the duration of the underlying agreement, many survive the expiration of the term of the agreement or extend into perpetuity (unless subject to a legal statute of limitations). There are no specific limitations on the maximum potential amount of future payments that the Company could be required to make under these guarantees, and the maximum potential amount of future payments cannot be estimated. With respect to certain guarantees, such as indemnifications of landlords against third-party claims, insurance coverage is maintained that mitigates any potential payments.

Representations and warranties are provided to purchasers and insurers on a significant portion of loans sold and are assumed on purchased mortgage servicing rights. See further discussion in Note 15, "Credit Risk".

In connection with certain of Mortgage-asset-backed borrowing arrangements, we have entered into agreements to unconditionally and irrevocably guarantee payment on the obligations of our subsidiaries.

Committed mortgage gestation facilities are a component of the Company's financing arrangements. Certain gestation agreements are accounted for as sale transactions and result in mortgage loans and related debt that are not included in the Consolidated Balance Sheets. As of December 31, 2012, there were $337 million of commitments available under off-balance sheet gestation facilities.

17. Stock-Related Matters

Restrictions on Paying Dividends

Many of the Company's subsidiaries (including certain consolidated partnerships, trusts and other non-corporate entities) are subject to restrictions on their ability to pay dividends or otherwise transfer funds to other consolidated subsidiaries and, ultimately, to PHH Corporation (the parent company). These restrictions are pursuant to the Revolving Credit facility, certain of the Company's asset-backed debt agreements and to regulatory restrictions applicable to the equity of the Company's reinsurance subsidiary. The aggregate restricted net assets of these subsidiaries totaled $884 million as of December 31, 2012. These restrictions on net assets of certain subsidiaries, however, do not directly limit the ability to pay dividends from consolidated Retained earnings.

Certain of the Company's debt arrangements also require the maintenance of financial ratios and contain restrictive covenants applicable to consolidated financial statement elements, as well as restricted payment covenants that potentially could limit the ability to pay dividends.

Requirements of debt arrangements that could limit the ability to pay dividends include, but are not limited to:

- Pursuant to the Revolving Credit Facility:
    a) the Company may declare or pay any dividend only so long as the Company's corporate ratings are equal to or better than at least two of the following: Baa3 from Moody's Investors Service, BBB- from Standard & Poor's and BBB- from Fitch Ratings (in each case on stable outlook or better);

    b) if the provisions of (a) are not met, the Company may declare or pay any dividend only so long as:

        - the Company is not in default under the Revolving Credit Facility; and

        - (i) the Convertible Notes due in 2014 have been repaid, prefunded, extended or refinanced; (ii) the aggregate unrestricted Cash and cash equivalents is at least $50 million; and (iii) no amounts are borrowed under the Revolving Credit Facility and no more than $35 million of letters of credit are outstanding.

    c) If the provisions of (a) and (b) are not met, the Company may declare or pay any dividend only with the written consent of the lenders representing more than 50% of the aggregate commitments under the Revolving Credit Facility.

- Pursuant to the Senior Note indenture, the Company is restricted from paying dividends if, after giving effect to the dividend payment, the debt to tangible equity ratio exceeds 6 to 1 on the last day of each month.

As of December 31, 2012, the Company may not pay dividends without the written consent of the lenders of the Revolving Credit facility.

18. Accumulated Other Comprehensive Income

The after-tax components of Accumulated other comprehensive income (loss) were as follows:

	December 31,	
	2012	2011
	(In millions)	
Currency translation adjustment	$ 36	$ 31
Unrealized gains on available-for-sale securities, net of income taxes of $0 and $1	1	2
Pension adjustment, net of income tax benefit of $(8) and $(7)	(11)	(12)
Total	$ 26	$ 21

All components of Accumulated other comprehensive income (loss) presented above are net of income taxes; however the currency translation adjustment presented above excludes income taxes on undistributed earnings of foreign subsidiaries, which are considered to be indefinitely invested.

There were no amounts of Accumulated other comprehensive income (loss) attributable to noncontrolling interests as of December 31, 2012 and 2011, or during the respective periods.

19. Stock-Based Compensation

The PHH Corporation Amended and Restated 2005 Equity and Incentive Plan (the "Plan") governs awards of share based compensation. The plan allows awards in the form of stock options, restricted stock units ("RSUs"), stock appreciation rights, and other stock- or cash-based awards. Employees have been awarded stock options, service-based RSUs, performance-based RSUs and market-based RSUs to purchase shares of Common stock and performance-based restricted cash units to be settled in cash under the Plan. RSUs granted entitle employees to receive one share of PHH Common stock upon the vesting of each RSU. The aggregate number of shares of PHH Common stock issuable under the Plan is 11,050,000.

The stock option awards have a maximum contractual term of ten years from the grant date. Service-based stock awards generally vest upon the fulfillment of a service condition ratably over a period of up to five years from the grant date. Certain service-based stock awards provided for the possibility of accelerated vesting if certain performance criteria were achieved. Performance-based stock awards require the fulfillment of a service condition and the achievement of certain operating performance criteria and vest between two and three years from the grant date if both conditions are met. The performance criteria may also impact the number of awards that may vest. Market-based stock awards require the fulfillment of a service condition and the achievement of certain share price targets and vest three years from the grant date if both conditions are met. All outstanding and unvested stock options and RSUs have vesting conditions pursuant to a change in control.

In addition, RSUs are granted to non-employee Directors as part of their compensation for services rendered as members of the Company's Board of Directors. These RSUs vest immediately when granted. New shares of Common stock are issued to employees and Directors to satisfy the stock option exercise and RSU conversion obligations.

Compensation cost for service-based stock awards is generally recognized on a straight-line basis over the requisite service period, subject to ratable recognition of compensation cost for the portion of the award for which it is probable that the performance criteria will be achieved. Compensation cost for performance-based stock awards is recognized over the requisite service period for the portion of the award for which it is probable that the performance condition will be achieved. Compensation cost for market-based stock awards is recognized over the requisite service period, regardless if the market condition is met. Compensation cost for performance-based restricted cash units is recognized ratably over the service period when it is determined that the achievement of the targets is deemed probable. Compensation cost is recognized net of estimated forfeitures.

The following table summarizes expense recognized related to stock-based compensation arrangements:

	Year Ended December 31,		
	2012	2011	2010
		(In millions)	
Stock-based compensation expense	$ 6	$ 7	$ 7
Income tax benefit related to stock-based compensation expense	(2)	(3)	(2)
Stock-based compensation expense, net of income taxes	$ 4	$ 4	$ 5

As of December 31, 2012, there was $14 million of total unrecognized compensation cost related to outstanding and unvested stock options and RSUs, of which $7 million would be recognized upon a change in control. As of December 31, 2012, there was $13 million of unrecognized compensation cost related to outstanding and unvested stock options and RSUs that are expected to vest and be recognized over a weighted-average period of 2.2 years.

Stock Options

The following table summarizes stock option activity for the year ended December 31, 2012:

	Number of Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (In years)	Aggregate Intrinsic Value (In millions)
Performance-Based Stock Options				
Outstanding at January 1, 2012	11,480	$ 21.16		
Forfeited or expired	(7,919)	21.16		
Outstanding at December 31, 2012	3,561	$ 21.16	1.3	$ —
Exercisable at December 31, 2012	3,561	$ 21.16	1.3	$ —
Stock options vested and expected to vest	3,561	$ 21.16	1.3	$ —
Service-Based Stock Options				
Outstanding at January 1, 2012	1,642,616	$ 18.67		
Granted	989,436	17.09		
Exercised	(323,131)	16.59		
Forfeited or expired	(493,744)	18.77		
Outstanding at December 31, 2012	1,815,177	$ 18.15	7.5	$ 8
Exercisable at December 31, 2012	559,375	$ 19.46	4.1	$ 2
Stock options vested and expected to vest	1,770,981	$ 18.10	7.5	$ 7

Generally, options are granted with exercise prices at the fair market value of the Company's shares of Common stock, which is considered equal to the closing share price on the date of grant.

The weighted-average grant-date fair value per stock option for awards granted during the years ended December 31, 2012, 2011 and 2010 was $8.68, $7.93 and $10.51, respectively. The weighted-average grant-date fair value of stock options was estimated using the Black-Scholes option valuation model with the following assumptions:

	Year Ended December 31,		
	2012	2011	2010
Expected life (in years)	6.5	5.9	2.7
Risk-free interest rate	1.10 %	1.40 %	0.90 %
Expected volatility	51.7 %	51.3 %	40.5 %
Dividend yield	—	—	—

The expected life of the stock options is estimated based on their vesting and contractual terms. The risk-free interest rate reflected the yield on zero-coupon Treasury securities with a term approximating the expected life of the stock options. The expected volatility was based on the historical volatility of the Company's Common stock.

The intrinsic value of options exercised was $2 million and $3 million during the years ended December 31, 2012 and 2010, respectively. The amount was not significant during the year ended December 31, 2011.

Restricted Stock Units

The following tables summarize restricted stock unit activity for the year ended December 31, 2012:

	Number of RSUs[1]	Weighted-Average Grant-Date Fair Value
Performance-Based & Market-Based RSUs		
Outstanding at January 1, 2012	305,844	$ 14.63
Granted	502,453	6.69
Converted	(204,997)	13.79
Forfeited	(46,487)	16.34
Outstanding at December 31, 2012	556,813	$ 7.63
RSUs expected to be converted into shares of Common stock	534,411	$ 7.56
Service-Based RSUs		
Outstanding at January 1, 2012	613,535	$ 16.69
Granted[2]	77,840	18.61
Converted	(199,151)	16.44
Forfeited	(60,193)	17.31
Outstanding at December 31, 2012	432,031	$ 17.06
RSUs expected to be converted into shares of Common stock	412,090	$ 17.13

(1) The performance criteria impact the number of awards that may vest. The number of RSUs related to these performance-based awards represents the expected number to be earned.

(2) Includes 65,940 RSUs earned by non-employee Directors for services rendered as members of the Board of Directors.

In 2012, certain executives were awarded RSUs with market-based vesting conditions. The weighted-average grant-date fair value per market-based RSU for awards granted during the year ended December 31, 2012 was $6.69. The weighted-average grant-date fair value of these market-based RSUs was estimated using the Monte Carlo valuation model with the following assumptions:

	Year Ended December 31, 2012
Grant date stock price	$ 17.09
Risk-free interest rate	0.40 %
Expected volatility	42.8 %
Dividend yield	—

The risk-free interest rate reflected the yield on zero-coupon Treasury securities with a term approximating the expected life of the RSUs. The expected volatility was based on historical volatility of the Company's Common stock.

The total fair value of RSUs converted into shares of Common stock during the years ended December 31, 2012, 2011 and 2010 was $5 million, $9 million and $10 million, respectively.

20. Fair Value Measurements

The Company updates the valuation of each instrument recorded at fair value on a quarterly basis, evaluating all available observable information which may include current market prices or bids, recent trade activity, changes in the levels of market activity and benchmarking of industry data. The assessment also includes consideration of identifying the valuation approach that would be used currently by market participants. If it is determined that a change in valuation technique or its application is appropriate, or if there are other changes in availability of observable data or market activity, the current methodology will be analyzed to determine if a transfer between levels of the valuation hierarchy is appropriate. Such reclassifications are reported as transfers into or out of a level as of the beginning of the quarter that the change occurs.

The incorporation of counterparty credit risk did not have a significant impact on the valuation of assets and liabilities recorded at fair value as of December 31, 2012 or 2011.

Recurring Fair Value Measurements

A discussion of the measurement of fair value for the assets and liabilities measured on a recurring basis are as follows:

Restricted Investments. Restricted investments are classified within Level Two of the valuation hierarchy. Restricted investments represent certain high credit quality debt securities, including Corporate securities, Agency securities and Government securities, that are classified as available-for-sale and held in trust for the capital fund requirements of and potential claims related to mortgage reinsurance. The fair value of restricted investments is estimated using current broker prices from multiple pricing sources. Significant assumptions impacting the valuation of these instruments include interest rates and the levels of credit risk. See Note 3, "Restricted Cash, Cash Equivalents and Investments" for additional information.

Mortgage Loans Held for Sale. The Company elected to record Mortgage loans held for sale ("MLHS") at fair value. This election is intended to both better reflect the underlying economics and eliminate the operational complexities of risk management activities related to MLHS and hedge accounting requirements.

For Level Two MLHS, fair value is estimated through a market approach by using either: (i) the fair value of securities backed by similar mortgage loans, adjusted for certain factors to approximate the fair value of a whole mortgage loan, including the value attributable to servicing rights and credit risk, (ii) current commitments to purchase loans or (iii) recent observable market trades for similar loans, adjusted for credit risk and other individual loan characteristics. The Agency mortgage-backed security market is a highly liquid and active secondary market for conforming conventional loans whereby quoted prices exist for securities at the pass-through level, which are published on a regular basis. The Company has the ability to access this market and it is the market into which conforming mortgage loans are typically sold.

During the year ended December 31, 2012, certain Scratch and Dent ("S&D") loans (as defined below), were transferred from Level Two to Level Three of the valuation hierarchy based on the lack of available observable market-based inputs. Despite the consistency seen in the volume of trades of S&D loans, the type of demand for specific collateral has become more unique to investors in late 2012. The S&D population is primarily valued using internally-developed models based on characteristics of the respective loan populations.

As of December 31, 2012, Level Three MLHS include second lien and Scratch and Dent loans and are valued using a collateral based valuation model and a discounted cash flow model.

During the year ended December 31, 2011, certain Scratch and Dent, and non-conforming loans were transferred from Level Three to Level Two of the valuation hierarchy based on an increase in the availability of market data and increased trading activity, as well as an increase in the number of observable market participants and the number of non-distressed transactions. In addition, during the year ended December 31, 2011, construction loans were transferred from Level Three to Level Two of the valuation hierarchy based on a change in the valuation approach to a collateral based valuation using Level Two inputs. The change in valuation approach was made because the remaining population of construction loans consisted primarily of delinquent loans.

As of December 31, 2011, Level Three MLHS include second lien and second lien Scratch and Dent loans and are valued using a discounted cash flow model.

The following table reflects the difference between the carrying amounts of Mortgage loans held for sale measured at fair value, and the aggregate unpaid principal amount that the Company is contractually entitled to receive at maturity:

	December 31, 2012		December 31, 2011	
	Total	Loans 90 days or more past due and on non-accrual status	Total	Loans 90 days or more past due and on non-accrual status
	(In millions)			
Mortgage loans held for sale:				
Carrying amount	$ 2,174	$ 17	$ 2,658	$ 23
Aggregate unpaid principal balance	2,126	25	2,592	34
Difference	$ 48	$ (8)	$ 66	$ (11)

The following table summarizes the components of Mortgage loans held for sale:

	December 31, 2012	December 31, 2011
	(In millions)	
First mortgages:		
Conforming [(1)]	$ 1,966	$ 2,483
Non-conforming	143	109
Construction loans	—	4
Total first mortgages	2,109	2,596
Second lien	8	10
Scratch and Dent [(2)]	56	50
Other	1	2
Total	$ 2,174	$ 2,658

(1) Represents mortgage loans that conform to the standards of the government-sponsored entities.

(2) Represents mortgage loans with origination flaws or performance issues.

Derivative Instruments. Derivative instruments are classified within Level Two and Level Three of the valuation hierarchy. See Note 6, "Derivatives" for additional information regarding derivative instruments.

Interest Rate Lock Commitments: Interest rate lock commitments ("IRLCs") are classified within Level Three of the valuation hierarchy. IRLCs represent an agreement to extend credit to a mortgage loan applicant, or an agreement to purchase a loan from a third-party originator, whereby the interest rate on the loan is set prior to funding. The fair value of IRLCs is based upon the estimated fair value of the underlying mortgage loan, including the expected net future cash flows related to servicing the mortgage loan, adjusted for: (i) estimated costs to complete and originate the loan and (ii) an adjustment to reflect the estimated percentage of IRLCs that will result in a closed mortgage loan under the original terms of the agreement (or "pullthrough").

The average pullthrough percentage used in measuring the fair value of IRLCs as of December 31, 2012 and 2011, was 74%. The pullthrough percentage is considered a significant unobservable input and is estimated based on changes in pricing and actual borrower behavior using a historical analysis of loan closing and fallout data. Actual loan pullthrough is compared to the modeled estimates in order to evaluate this assumption each period based on current trends. Generally, a change in interest rates is accompanied by a directionally opposite change in the assumption used for the pullthrough percentage, and the impact to fair value of a change in pullthrough would be partially offset by the related change in price.

Forward Delivery Commitments: Forward delivery commitments are classified within Level Two of the valuation hierarchy. Forward delivery commitments fix the forward sales price that will be realized upon the sale of mortgage loans into the secondary market. The fair value of forward delivery commitments is primarily based upon the current agency mortgage-backed security market to-be-announced pricing specific to the loan program, delivery coupon and delivery date of the trade. Best efforts sales commitments are also entered into for certain loans at the time the borrower commitment is made. These best efforts sales commitments are valued using the committed price to the counterparty against the current market price of the interest rate lock commitment or mortgage loan held for sale.

Option Contracts: Option contracts are classified within Level Two of the valuation hierarchy. Option contracts represent the rights to buy or sell mortgage-backed securities at specified prices in the future. The fair value of option contracts is based upon the underlying current to be announced pricing of the agency mortgage-backed security market, and a market-based volatility.

MSR-Related Agreements: MSR-related agreements are classified within Level Two of the valuation hierarchy. MSR-related agreements represent a combination of derivatives used to offset possible adverse changes in the fair value of MSRs, which may include options on swap contracts and interest rate swap contracts. The fair value of MSR-related agreements is determined using quoted prices for similar instruments.

Interest Rate Contracts: Interest rate contracts are classified within Level Two of the valuation hierarchy. Interest rate contracts represent interest rate cap and swap agreements which are used to mitigate the impact of increases in short-term interest rates on variable-rate debt used to fund fixed-rate leases. The fair value of interest rate contracts is based upon projected short term interest rates and a market-based volatility.

Convertible Note-Related Agreements: Derivative instruments related to the Convertible notes due in 2014 include conversion options and purchased options. Convertible note-related agreements are classified within Level Three of the valuation hierarchy due to the inactive, illiquid market for the agreements. The fair value of the conversion option and purchased options is determined using an option pricing model and is primarily impacted by changes in the market price and volatility of the Company's Common stock. The convertible notes and related purchased options and conversion option are further discussed in Note 12, "Debt and Borrowing Arrangements".

Foreign Exchange Contracts: Foreign exchange contracts are classified within Level Two of the valuation hierarchy. Foreign exchange contracts are used to mitigate the exchange risk associated with Canadian dollar denominated lease assets collateralizing U.S. dollar denominated borrowings. The fair value of foreign exchange contracts is determined using current exchange rates. As of December 31, 2012 and 2011, the Company did not hold any foreign exchange contracts.

Mortgage Servicing Rights. Mortgage servicing rights ("MSRs") are classified within Level Three of the valuation hierarchy due to the use of significant unobservable inputs and the inactive market for such assets.

The fair value of MSRs is estimated based upon projections of expected future cash flows considering prepayment estimates (developed using a model described below), the Company's historical prepayment rates, portfolio characteristics, interest rates based on interest rate yield curves, implied volatility and other economic factors. A probability weighted option adjusted spread ("OAS") model generates and discounts cash flows for the MSR valuation. The OAS model generates numerous interest rate paths, then calculates the MSR cash flow at each monthly point for each interest rate path and discounts those cash flows back to the current period. The MSR value is determined by averaging the discounted cash flows from each of the interest rate paths. The interest rate paths are generated with a random distribution centered around implied forward interest rates, which are determined from the interest rate yield curve at any given point of time.

A key assumption in the estimate of the fair value of MSRs is forecasted prepayments. A third-party model is used as a basis to forecast prepayment rates at each monthly point for each interest rate path in the OAS model. Prepayment rates used in the development of expected future cash flows are based on historical observations of prepayment behavior in similar periods, comparing current mortgage interest rates to the mortgage interest rates in the servicing portfolio, and incorporates loan characteristics (e.g., loan type and note rate) and factors such as recent prepayment experience, the relative sensitivity of the capitalized loan servicing portfolio to refinance if interest rates decline and estimated levels of home equity. On a quarterly basis, assumptions used in estimating fair value are validated against a number of third-party sources, which may include peer surveys, MSR broker surveys, third-party valuations and other market-based sources.

The following summarizes certain information regarding the initial and ending capitalization rate of MSRs:

	Year Ended December 31,	
	2012	2011
Initial capitalization rate of additions to MSRs	0.98 %	1.33 %

	December 31,	
	2012	2011
Capitalization servicing rate	0.73 %	0.82 %
Capitalization servicing multiple	2.4	2.7
Weighted-average servicing fee (in basis points)	30	31

The significant assumptions used in estimating the fair value of MSRs were as follows (in annual rates):

	December 31,	
	2012	2011
Weighted-average prepayment speed (CPR)	17 %	18 %
Option adjusted spread, in basis points	1,013	857
Weighted-average delinquency rate	6.8 %	n/a

The following table summarizes the estimated change in the fair value of MSRs from adverse changes in the significant assumptions:

	December 31, 2012		
	Weighted-Average Prepayment Speed	Option Adjusted Spread	Weighted-Average Delinquency Rate
		(In millions)	
Impact on fair value of 10% adverse change	$ (67)	$ (39)	$ (17)
Impact on fair value of 20% adverse change	(128)	(76)	(34)

These sensitivities are hypothetical and presented for illustrative purposes only. Changes in fair value based on a 10% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, this analysis does not assume any impact resulting from management's intervention to mitigate these variations.

The effect of a variation in a particular assumption is calculated without changing any other assumption and the assumptions used in valuing the MSRs are independently aggregated. Although there are certain inter-relationships among the various key assumptions noted above, changes in one of the significant assumptions would not independently drive changes in the others. The prepayment speed assumptions are highly dependent upon interest rates, which drive borrowers' propensity to refinance; however, there are other factors that can influence borrower refinance activity. These factors include housing prices, the levels of home equity, underwriting standards and loan product characteristics. The option adjusted spread is a measure of the risk in valuing the MSR, considering all other market-based assumptions. The weighted average delinquency rate is based on the current and projected credit characteristics of the capitalized servicing portfolio and is dependent on economic conditions, home equity and delinquency and default patterns.

Securitized Mortgage Loans and Securitization Debt Certificates. Securitized mortgage loans and securitization debt certificates are classified within Level Three of the valuation hierarchy. These instruments represent loans securitized and the related senior securitization certificates payable to third-parties through a securitization trust that is consolidated as a variable interest entity. The fair values of these instruments are estimated using discounted cash flow models. As discussed in Note 21, "Variable Interest Entities", the Company sold the residual interests in 2012, and the related assets and liabilities were deconsolidated.

Assets and liabilities measured at fair value on a recurring basis were included in the Consolidated Balance Sheets as follows:

	December 31, 2012				
	Level One	Level Two	Level Three	Cash Collateral and Netting	Total
			(In millions)		
ASSETS					
Restricted investments	$ —	$ 121	$ —	$ —	$ 121
Mortgage loans held for sale	—	2,110	64	—	2,174
Mortgage servicing rights	—	—	1,022	—	1,022
Other assets—Derivative assets:					
Interest rate lock commitments	—	—	140	—	140
Forward delivery commitments	—	15	—	(7)	8
Option contracts	—	2	—	—	2
MSR-related agreements	—	5	—	(5)	—
Interest rate contracts	—	1	—	—	1
Convertible note-related agreements	—	—	27	—	27
LIABILITIES					
Other liabilities—Derivative liabilities:					
Interest rate lock commitments	$ —	$ —	$ 1	$ —	$ 1
Forward delivery commitments	—	19	—	(13)	6
MSR-related agreements	—	—	—	5	5
Convertible note-related agreements	—	—	27	—	27

	December 31, 2011				
	Level One	Level Two	Level Three	Cash Collateral and Netting	Total
			(In millions)		
ASSETS					
Restricted investments	$ —	$ 226	$ —	$ —	$ 226
Mortgage loans held for sale	—	2,641	17	—	2,658
Mortgage servicing rights	—	—	1,209	—	1,209
Other assets—Derivative assets:					
Interest rate lock commitments	—	—	184	—	184
Forward delivery commitments	—	38	—	(32)	6
Option contracts	—	2	—	—	2
MSR-related agreements	—	6	—	(6)	—
Interest rate contracts	—	1	—	—	1
Convertible note-related agreements	—	—	4	—	4
Securitized mortgage loans	—	—	28	—	28
LIABILITIES					
Debt:					
Mortgage loan securitization debt certificates	$ —	$ —	$ 21	$ —	$ 21
Other liabilities—Derivative liabilities:					
Forward delivery commitments	—	127	—	(86)	41
Interest rate contracts	—	1	—	—	1
Convertible note-related agreements	—	—	4	—	4

	Year Ended December 31, 2012					
	Mortgage loans held for sale	Mortgage servicing rights	Interest rate lock commitments, net	Investment securities	Securitized mortgage loans	Mortgage loan securitization debt certificates
			(In millions)			
Balance, beginning of period	$ 17	$ 1,209	$ 184	$ —	$ 28	$ 21
Realized and unrealized (losses) gains	(10)	(497)	1,461	(2)	—	—
Purchases	36	—	—	—	—	—
Issuances	8	310	—	—	—	—
Settlements	(40)	—	(1,506)	(5)	—	—
Transfers into Level Three	67	—	—	—	—	—
Transfers out of Level Three	(14)	—	—	—	—	—
Deconsolidation of entity[1]	—	—	—	7	(28)	(21)
Balance, end of period	$ 64	$ 1,022	$ 139	$ —	$ —	$ —

(1) In 2012, the Company sold its investment in the subordinated debt and residual interests of a Mortgage loan securitization trust that had been consolidated as a variable interest entity.

	Year Ended December 31, 2011				
	Mortgage loans held for sale	Mortgage servicing rights	Interest rate lock commitments, net	Securitized mortgage loans	Mortgage loan securitization debt certificates
			(In millions)		
Balance, beginning of period	$ 172	$ 1,442	$ (4)	$ 42	$ 30
Realized and unrealized gains (losses) for assets	(12)	(733)	1,353	(1)	—
Realized and unrealized losses for liabilities	—	—	—	—	2
Purchases	25	1	—	—	—
Issuances	310	499	—	—	—
Settlements	(307)	—	(1,165)	(13)	(11)
Transfers into Level Three	84	—	—	—	—
Transfers out of Level Three	(255)	—	—	—	—
Balance, end of period	$ 17	$ 1,209	$ 184	$ 28	$ 21

Transfers into Level Three generally represent mortgage loans held for sale with performance issues, origination flaws or other characteristics that impact their salability in active secondary market transactions. Transfers out of Level Three generally represent mortgage loans held for sale with corrected performance issues or origination flaws or loans that were foreclosed upon. Mortgage loans in foreclosure are measured at fair value on a non-recurring basis.

For the year ended December 31, 2012, Transfers into Level Three represent the transfer of certain mortgage loans from Level Two based on the lack of available observable market-based inputs.

Realized and unrealized gains (losses) related to assets and liabilities classified within Level Three of the valuation hierarchy were included in the Consolidated Statements of Operations as follows:

	Year Ended December 31,	
	2012	2011
	(In millions)	
Gain on mortgage loans, net:		
Mortgage loans held for sale	$ (13)	$ (19)
Interest rate lock commitments	1,461	1,353
Change in fair value of mortgage servicing rights:		
Mortgage servicing rights	(497)	(733)
Mortgage interest income:		
Mortgage loans held for sale	3	7
Securitized mortgage loans	—	5
Mortgage interest expense:		
Mortgage securitization debt certificates	—	(5)
Other income:		
Securitized mortgage loans	—	(6)
Mortgage securitization debt certificates	—	3

Unrealized gains (losses) included in the Consolidated Statement of Operations related to assets and liabilities classified within Level Three of the valuation hierarchy that are included in the Consolidated Balance Sheets were as follows:

	Year Ended December 31,	
	2012	2011
	(In millions)	
Gain on mortgage loans, net	$ 124	$ 181
Change in fair value of mortgage servicing rights	(223)	(510)
Other income	—	(3)

Fair Value of Other Financial Instruments

As of December 31, 2012 and 2011, all financial instruments were either recorded at fair value or the carrying value approximated fair value, with the exception of Debt and derivative instruments included in Total PHH Corporation stockholders' equity. For financial instruments that were not recorded at fair value, such as Cash and cash equivalents and Restricted cash and cash equivalents, the carrying value approximates fair value due to the short-term nature of such instruments. These financial instruments are classified within Level One of the valuation hierarchy.

Debt. As of December 31, 2012 and 2011, the total fair value of Debt was $7.0 billion and $6.8 billion, respectively, and substantially all of the debt is measured using Level Two inputs. For Level Two Debt as of December 31, 2012, fair value was estimated using the following valuation techniques: (i) $3.0 billion was measured using a market based approach, considering the current market pricing of recent trades for similar instruments or the current expected ask price for the Company's debt instruments; (ii) $2.5 billion was measured using observable spreads and terms for recent pricing of similar instruments; and (iii) $1.5 billion was measured using a discounted cash flow model incorporating assumptions based on current market information available for similar debt instruments.

Non-Recurring Fair Value Measurements

Other Assets. Other assets that are evaluated for impairment using fair value measurements on a non-recurring basis consists of mortgage loans in foreclosure and real estate owned ("REO"). The evaluation of impairment reflects an estimate of losses currently incurred at the balance sheet date, which will likely not be recoverable from guarantors, insurers or investors. The impairment of mortgage loans in foreclosure, which represents the unpaid principal balance of mortgage loans for which foreclosure proceedings have been initiated, plus recoverable advances on those loans, is based on the fair value of the underlying collateral, determined on a loan level basis, less costs to sell. Fair value of the collateral is estimated by considering appraisals and broker price opinions, which are updated on a periodic basis to reflect current housing market conditions. REO, which are acquired from mortgagors in default, are recorded at the lower of adjusted carrying amount at the time the property is acquired or fair value of the property, less estimated costs to sell. Fair value of REO is estimated using appraisals and broker price opinions, which are updated on a periodic basis to reflect current housing market conditions.

The allowance for probable losses associated with mortgage loans in foreclosure and the adjustment to record REO at their estimated net realizable value were based upon fair value measurements from Level Three of the valuation hierarchy. During the years ended December 31, 2012 and 2011, total repurchase and foreclosure-related charges of $182 million and $80 million, respectively, were recorded in Other operating expenses, which include changes in the estimate of losses related to off-balance sheet exposure to loan repurchases and indemnifications in addition to the provision for valuation adjustments for mortgage loans in foreclosure and REO. See Note 15, "Credit Risk" for further discussion regarding the balances of mortgage loans in foreclosure, REO, and the off-balance sheet exposure to loan repurchases and indemnifications.

21. Variable Interest Entities

The Company determines whether an entity is a variable interest entity ("VIE") and whether it is the primary beneficiary at the date of initial involvement with the entity. The Company reassesses whether it is the primary beneficiary of a VIE upon certain events that affect the VIE's equity investment at risk and upon certain changes in the VIE's activities. The purposes and activities of the VIE are considered in determining whether the Company is the primary beneficiary, including the variability and related risks the VIE incurs and transfers to other entities and their related parties. Based on these factors, a qualitative assessment is made and, if inconclusive, a quantitative assessment of whether it would absorb a majority of the VIE's expected losses or receive a majority of the VIE's expected residual returns. If the Company determines that it is the primary beneficiary of the VIE, the VIE is consolidated within the Consolidated Financial Statements.

The Company's involvement in variable interest entities primarily relate to PHH Home Loans, a joint venture with Realogy Corporation, fleet vehicle financing activities and a mortgage securitization trust. The activities of significant variable interest entities are more fully described below.

Assets and liabilities of significant consolidated variable interest entities are included in the Consolidated Balance Sheets as follows:

	December 31, 2012		
	PHH Home Loans	Chesapeake and D.L. Peterson Trust	FLRT and PHH Lease Receivables LP
		(In millions)	
ASSETS			
Cash	$ 59	$ 2	$ —
Restricted cash[1]	4	186	59
Mortgage loans held for sale	716	—	—
Accounts receivable, net	17	73	—
Net investment in fleet leases	—	2,856	675
Property, plant and equipment, net	2	—	—
Other assets	20	12	7
Total assets	$ 818	$ 3,129	$ 741
Assets held as collateral[2]	$ 691	$ 3,114	$ 731
LIABILITIES			
Accounts payable and accrued expenses	$ 25	$ 2	$ 8
Debt	629	2,771	662
Other liabilities	13	—	—
Total liabilities[3]	$ 667	$ 2,773	$ 670

	December 31, 2011			
	PHH Home Loans	Chesapeake and D.L. Peterson Trust	FLRT and PHH Lease Receivables LP	Mortgage Securitization Trust
	(In millions)			
ASSETS				
Cash	$ 52	$ 2	$ —	$ —
Restricted cash[(1)]	2	262	49	—
Mortgage loans held for sale	476	—	—	—
Accounts receivable, net	21	58	—	—
Net investment in fleet leases	—	2,818	572	—
Property, plant and equipment, net	1	—	—	—
Other assets	18	8	12	28
Total assets	$ 570	$ 3,148	$ 633	$ 28
Assets held as collateral[(2)]	$ 463	$ 3,138	$ 610	$ —
LIABILITIES				
Accounts payable and accrued expenses	$ 21	$ 2	$ 13	$ —
Debt	434	2,549	538	21
Other liabilities	9	—	—	—
Total liabilities[(3)]	$ 464	$ 2,551	$ 551	$ 21

(1) Represents amounts specifically designated to purchase assets, repay debt and/or provide over-collateralization related to vehicle management asset-backed debt arrangements.

(2) Represents amounts not available to pay the Company's general obligations. See Note 12, "Debt and Borrowing Arrangements" for further information.

(3) Excludes intercompany payables.

In addition to the assets and liabilities of significant variable interest entities that were consolidated as outlined above, the Company had the following involvement with these entities as of and for the year ended December 31:

	Net income (loss)[(1)]		
	2012	2011	2010
	(In millions)		
PHH Home Loans	$ 111	$ 46	$ 46
Chesapeake and D.L. Peterson Trust	58	53	40
FLRT and PHH Lease Receivables LP	11	7	(3)
Mortgage Securitization Trust[(2)]	—	(3)	3

	PHH Corporation Investment[(3)]		Intercompany receivable (payable)[(3)]	
	2012	2011	2012	2011
	(In millions)			
PHH Home Loans	$ 57	$ 57	$ 22	$ 14
Chesapeake and D.L. Peterson Trust	766	761	(238)	27
FLRT and PHH Lease Receivables LP	107	96	(36)	(14)
Mortgage Securitization Trust	—	7	—	—

(1) Includes adjustments for the elimination of intercompany transactions.

(2) In 2012, the Company sold its investment in the subordinated debt and residual interest of a Mortgage loan securitization trust that had been consolidated as a variable interest entity.

(3) Amounts are eliminated in the Consolidated Balance Sheets.

PHH Home Loans

The Company owns 50.1% of PHH Home Loans and Realogy Corporation owns the remaining 49.9%. The operations of PHH Home Loans are governed by the PHH Home Loans Operating Agreement. PHH Home Loans was formed for the purpose of originating and selling mortgage loans primarily sourced through Realogy's owned real estate brokerage business, NRT, and corporate relocation business, Cartus. All loans originated by PHH Home Loans are sold to PHH Mortgage or to unaffiliated third-party investors at arm's-length terms. The PHH Home Loans Operating Agreement provides that at least 15% of the total loans originated by PHH Home Loans are sold to unaffiliated third party investors. PHH Home Loans does not hold any mortgage loans for investment purposes or retain mortgage servicing rights for any loans it originates.

During the years ended December 31, 2012, 2011 and 2010, PHH Home Loans originated residential mortgage loans of $12.1 billion, $9.6 billion and $10.5 billion, respectively, and PHH Home Loans brokered or sold $6.0 billion, $6.2 billion and $7.9 billion, respectively, of mortgage loans to the Company under the terms of a loan purchase agreement. For the year ended December 31, 2012, approximately 25% of the mortgage loans originated by the Company were derived from Realogy Corporation's affiliates, of which approximately 87% were originated by PHH Home Loans. As of December 31, 2012, the Company had outstanding commitments to purchase or fund $739 million of mortgage loans and lock commitments expected to result in closed mortgage loans from PHH Home Loans.

The Company manages PHH Home Loans through its subsidiary, PHH Broker Partner, with the exception of certain specified actions that are subject to approval by Realogy through PHH Home Loans' board of advisors, which consists of representatives of Realogy and the Company. The board of advisors has no managerial authority, and its primary purpose is to provide a means for Realogy to exercise its approval rights over those specified actions of PHH Home Loans for which Realogy's approval is required. PHH Mortgage operates under a Management Services Agreement with PHH Home Loans, pursuant to which PHH Mortgage provides certain mortgage origination processing and administrative services for PHH Home Loans. In exchange for such services, PHH Home Loans pays PHH Mortgage a fee per service and a fee per loan, subject to a minimum amount.

PHH Home Loans is financed through equity contributions, sales of mortgage loans to PHH Mortgage and other investors, and secured and unsecured subordinated indebtedness. The Company did not make any capital contributions to support the operations of PHH Home Loans during the years ended December 31, 2012, 2011 and 2010. The Company maintains an unsecured subordinated Intercompany Line of Credit with PHH Home Loans with $60 million in available capacity as of December 31, 2012. This indebtedness is not collateralized by the assets of PHH Home Loans. The Company has extended the subordinated financing to increase PHH Home Loans' capacity to fund mortgage loans and to support certain covenants of the entity. There were no borrowings outstanding under this Intercompany Line of Credit as of December 31, 2012 or 2011.

Subject to certain regulatory and financial covenant requirements, net income generated by PHH Home Loans is distributed quarterly to its members pro rata based upon their respective ownership interests. PHH Home Loans may also require additional capital contributions from the Company and Realogy under the terms of the Operating Agreement if it is required to meet minimum regulatory capital and reserve requirements imposed by any governmental authority or any creditor of PHH Home Loans or its subsidiaries. Distributions received from PHH Home Loans were $42 million, $20 million and $11 million during the years ended December 31, 2012, 2011 and 2010, respectively.

Realogy's ownership interest is presented in the Consolidated Financial Statements as a noncontrolling interest. The Company's determination of the primary beneficiary was based on both quantitative and qualitative factors, which indicated that its variable interests will absorb a majority of the expected losses and receive a majority of the expected residual returns of PHH Home Loans. The Company has maintained the most significant variable interests in the entity, which include the majority ownership of common equity interests, the outstanding Intercompany Line of Credit, PHH Home Loans Loan Purchase and Sale Agreement, and the Management Services Agreement. The Company has been the primary beneficiary of PHH Home Loans since its inception, and there have been no current period events that would change the decision regarding whether or not to consolidate PHH Home Loans.

The Company is not solely obligated to provide additional financial support to PHH Home Loans; however, the termination of this joint venture could have a material adverse effect on the Company's business, financial position, results of operations or cash flows. Additionally, the insolvency or inability for Realogy to perform its obligations under the PHH Home Loans Operating Agreement, or its other agreements with the Company, could have a material adverse effect on the Company's business, financial position, results of operations or cash flows.

Pursuant to the PHH Home Loans Operating Agreement, Realogy has the right to terminate the Strategic Relationship Agreement and terminate this venture upon the occurrence of certain events. If Realogy were to terminate its exclusivity obligations with respect to the Company or terminate this venture, it could have a material adverse impact on the Company's business, financial position, results of operations or cash flows. In addition, beginning on February 1, 2015, Realogy will have the right at any time upon two years' notice to us to terminate its interest in PHH Home Loans. If Realogy were to terminate PHH Home Loans or their other arrangements with the Company, including the exclusivity arrangement, most, if not all, of the mortgage loan originations, Net revenues and Segment profit (loss) of our Mortgage Production segment derived from Realogy's affiliates, would not continue. This loss would have a material adverse effect on our overall business and our consolidated financial position, results of operations, cash flows and liquidity. Upon Realogy's termination of the agreement, Realogy will have the option either to require that PHH purchase their interest in PHH Home Loans at fair value, plus, in certain cases, liquidated damages, or to cause the Company to sell its interest in PHH Home Loans to a third party designated by Realogy at fair value plus, in certain cases, liquidated damages. In the case of a termination by Realogy following a change in control of PHH, the Company may be required to make a cash payment to Realogy in an amount equal to PHH Home Loans' trailing 12 months net income multiplied by the greater of (i) the number of years remaining in the first 12 years of the term of the agreement or (ii) two years.

The Company has the right to terminate the Operating Agreement upon, among other things, a material breach by Realogy of a material provision of the agreement, in which case the Company has the right to purchase Realogy's interest in PHH Home Loans at a price derived from an agreed-upon formula based upon fair market value (which is determined with reference to that trailing 12 months EBITDA) for PHH Home Loans and the average market EBITDA multiple for mortgage banking companies.

Upon termination, all of PHH Home Loans agreements will terminate automatically (excluding certain privacy, non-competition, venture-related transition provisions and other general provisions), and Realogy will be released from any restrictions under the PHH Home Loans agreements that may restrict its ability to pursue a partnership, joint venture or another arrangement with any third-party mortgage operation.

Chesapeake and D.L. Peterson Trust

Vehicle acquisitions in the U.S. for the Fleet Management services segment are primarily financed through the issuance of asset-backed variable funding notes issued by the Company's wholly owned subsidiary Chesapeake Funding LLC. D.L. Peterson Trust ("DLPT"), a bankruptcy remote statutory trust, holds the title to all vehicles that collateralize the debt issued by Chesapeake Funding. DLPT also acts as a lessor under both operating and direct financing lease agreements. Chesapeake Funding's assets primarily consist of a loan made to Chesapeake Finance Holdings LLC, a wholly owned subsidiary of the Company. Chesapeake Finance owns all of the special units of beneficial interest in the leased vehicles and eligible leases and certain other assets issued by DLPT, representing all interests in DLPT.

The Company determined that each of Chesapeake Funding, Chesapeake Finance and DLPT are VIEs and that it is the primary beneficiary due to insufficient equity investment at risk. The determination was made on a qualitative basis, considering the nature and purpose of each of the entities and how risk transfers to interest holders through their variable interests. The Company holds the significant variable interests, which include equity interests, ownership of certain amounts of asset-backed debt issued by Chesapeake and interests in DLPT. There are no significant variable interests that would absorb losses prior to the Company or that hold variable interests that exceed those of the Company.

Certain capital transactions are executed between the Company and Chesapeake whereby the Company makes contributions to Chesapeake for increased escrow requirements, debt issuance costs and additional paydown of outstanding notes of Chesapeake. During the years ended December 31, 2012, 2011 and 2010, these contributions were $5 million, $10 million, and $2 million, respectively. Distributions received from Chesapeake were $38 million, $33 million and $27 million during the years December 31, 2012, 2011 and 2010, respectively. For the year ended December 31, 2012, the increase in Intercompany receivable reflects the release of cash from overcollateralization from leveraging prior asset-backed debt arrangements that is pending distribution to the Company.

In accordance with the Amended and Restated Servicer Agreement, the Company acts as a servicer for Chesapeake Finance and DLPT and in accordance with the Administrative Agreement, the Company acts as an administrator of the entities. The Company received related fees from Chesapeake of $6 million, $6 million and $7 million during the years ended December 31, 2012, 2011 and 2010, respectively.

Fleet Leasing Receivables Trust

Fleet Leasing Receivables Trust ("FLRT") is a Canadian special purpose trust and its primary business activities include the acquisition, disposition and administration of purchased or acquired lease assets from our other Canadian subsidiaries and the borrowing of funds or the issuance of securities to finance such acquisitions. PHH Fleet Lease Receivables LP is a bankruptcy remote special purpose entity that holds the beneficial ownership of lease assets transferred from Canadian subsidiaries.

Upon the initial funding of the FLRT entity during the year ended December 31, 2010, the Company determined that it is the primary beneficiary and that FLRT and PHH Fleet Lease Receivables LP are VIEs. The determination was made on a qualitative basis after considering the nature and purpose of the entities and how the risk transferred to interest holders through their variable interests.

Certain FLRT debt transactions are structured whereby subsidiaries of the Company contribute the beneficial ownership in vehicles under lease to PHH Fleet Lease Receivables LP and receive distributions upon the issuance of the debt by FLRT. During the years ended December 31, 2012 and 2011, the Company and its subsidiaries contributed $379 million and $349 million of vehicles to PHH Fleet Lease Receivables LP, respectively and received distributions of $380 million and $339 million, respectively.

The Company acts as initial servicer, collections agent and financial services agent of FLRT and PHH Fleet Lease Receivables LP. Related fees of $1 million were paid to the Company by FLRT during each of the years ended December 31, 2012 and 2011.

Mortgage Loan Securitization Trust

As a result of the adoption of updates to ASC 810 and ASC 860 as of January 1, 2010, a mortgage loan securitization trust that previously met the qualifying special purpose entity scope exception was consolidated. The Company held subordinate debt certificates of the trust with a fair value of $7 million as of December 31, 2011 and received distributions of $2 million for the year ended December 31, 2011.

In 2012, the Company sold the residual interests in a mortgage securitization trust that had been consolidated as a VIE. As a result, the Company is no longer the primary beneficiary of the VIE and the assets and liabilities of the trust were deconsolidated from the Consolidated Balance Sheets. The loss on the sale of these residual interests was not significant.

22. Related Party Transactions

Certain Business Relationships

Thomas P. (Todd) Gibbons, one of the Company's Directors effective July 1, 2011, is Vice Chairman and Chief Financial Officer of the Bank of New York Mellon Corporation, the Bank of New York Mellon, and BNY Mellon, N.A. (collectively "BNY Mellon"). The Company has certain relationships with BNY Mellon, including financial services, commercial banking and other transactions. BNY Mellon participates as a lender in several of the Company's credit facilities, functions as the custodian for loan files, and functions as the indenture trustee on the Convertible notes due in 2014 and 2017, and the Senior notes due in 2016 and 2019, as well as several of the Vehicle management asset-backed debt facilities. The Company also executes forward loan sales agreements and interest rate contracts with BNY Mellon. These transactions were entered into in the ordinary course of business upon terms, including interest rate and collateral, substantially the same as those prevailing at the time. The fees paid to BNY Mellon, including interest expense, during the years ended December 31, 2012 and 2011 were not significant.

23. Segment Information

Operations are conducted through three business segments: Mortgage Production, Mortgage Servicing and Fleet Management Services.

- **Mortgage Production** — provides mortgage loan origination services and sells mortgage loans.
- **Mortgage Servicing** — performs servicing activities for originated and purchased loans.
- **Fleet Management Services** — provides commercial fleet management services.

Certain income and expenses not allocated to the three reportable segments and intersegment eliminations are reported under the heading Other. The operations of the Mortgage Production and Mortgage Servicing segments are located in the U.S, and the operations of the Fleet Management Services segment are located in the U.S. and Canada.

Management evaluates the operating results of each of the reportable segments based upon Net revenues and Segment profit or loss, which is presented as the income or loss before income tax expense or benefit and after net income or loss attributable to noncontrolling interest. The Mortgage Production Segment profit or loss excludes Realogy Corporation's noncontrolling interest in the profit or loss of PHH Home Loans.

Segment results for the year ended and as of December 31, were as follows:

	Total Assets	
	2012	2011
	(In millions)	
Mortgage Production segment	$ 2,587	$ 3,085
Mortgage Servicing segment	1,791	2,018
Fleet Management Services segment	4,502	4,337
Other	723	337
Total	$ 9,603	$ 9,777

	Net Revenues			Segment Profit (Loss)[3]		
	2012	2011	2010	2012	2011	2010
	(In millions)					
Mortgage Production segment[1]	$ 1,234	$ 914	$ 911	$ 416	$ 258	$ 268
Mortgage Servicing segment	(106)	(343)	(63)	(462)	(557)	(241)
Fleet Management Services segment	1,617	1,646	1,593	87	75	63
Other[2]	(2)	(3)	(3)	(13)	(3)	(3)
Total	$ 2,743	$ 2,214	$ 2,438	$ 28	$ (227)	$ 87

(1) For the year ended December 31, 2011, Net revenues and segment profit for the Mortgage Production segment includes a $68 million gain on the 50.1% sale of the equity interests in the Company's appraisal services business.

(2) For the year ended December 31, 2012, Other primarily represents the loss on the early retirement of the Medium-term notes due in 2013 which was not allocated to the reportable segments.

(3) The following is a reconciliation of Income (loss) before income taxes to segment profit (loss):

	Year Ended December 31,		
	2012	2011	2010
	(In millions)		
Income (loss) before income taxes	$ 87	$ (202)	$ 115
Less: net income attributable to noncontrolling interest	59	25	28
Segment profit (loss)	$ 28	$ (227)	$ 87

	Interest Income			Interest Expense		
	2012	2011	2010	2012	2011	2010
	(In millions)					
Mortgage Production segment	$ 84	$ 101	$ 97	$ 150	$ 125	$ 113
Mortgage Servicing segment	9	15	15	62	76	69
Fleet Management Services segment	3	3	2	70	82	94
Other	(2)	(2)	(2)	(2)	(2)	(2)
Total	$ 94	$ 117	$ 112	$ 280	$ 281	$ 274

	Depreciation on Operating Leases			Other Depreciation and Amortization		
	2012	2011	2010	2012	2011	2010
	(In millions)					
Mortgage Production segment	$ —	$ —	$ —	$ 7	$ 9	$ 10
Mortgage Servicing segment	—	—	—	—	1	1
Fleet Management Services segment	1,212	1,223	1,224	10	11	11
Other	—	—	—	8	4	—
Total	$ 1,212	$ 1,223	$ 1,224	$ 25	$ 25	$ 22

Amounts attributable to the domestic and foreign operations of our Fleet management services segment for the year ended and as of December 31, were as follows:

	Total Assets		Net Revenues		
	2012	2011	2012	2011	2010
	(In millions)				
Domestic	$ 3,534	$ 3,528	$ 1,295	$ 1,352	$ 1,378
Foreign (Canada)	968	809	322	294	215
Fleet Management Services Segment	$ 4,502	$ 4,337	$ 1,617	$ 1,646	$ 1,593

24. Selected Quarterly Financial Data—(unaudited)

The following tables present selected unaudited quarterly financial data:

	Quarter Ended			
	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012
	(In millions, except per share data)			
Net revenues	$ 777	559	624	$ 783
Income (loss) before income taxes	124	(80)	(56)	99
Net income (loss)	85	(42)	(23)	73
Net income (loss) attributable to PHH Corporation	75	(57)	(42)	58
Basic earnings (loss) per share attributable to PHH Corporation	$ 1.32	$ (1.00)	$ (0.74)	$ 1.01
Diluted earnings (loss) per share attributable to PHH Corporation	1.30	(1.00)	(0.74)	0.89

	Quarter Ended			
	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011
	(In millions, except per share data)			
Net revenues	$ 665	$ 516	$ 384	$ 649
Income (loss) before income taxes	85	(66)	(242)	21
Net income (loss)	52	(37)	(138)	21
Net income (loss) attributable to PHH Corporation	49	(41)	(148)	13
Basic earnings (loss) per share attributable to PHH Corporation	$ 0.87	$ (0.73)	$ (2.62)	$ 0.22
Diluted earnings (loss) per share attributable to PHH Corporation	0.84	(0.73)	(2.62)	0.22

Annual Report

PHH CORPORATION AND SUBSIDIARIES
SUPPLEMENTARY FINANCIAL DATA
SCHEDULE I - CONDENSED FINANCIAL INFORMATION OF REGISTRANT

PHH CORPORATION
CONDENSED STATEMENTS OF OPERATIONS
(In millions)

	Year Ended December 31,		
	2012	2011	2010
Revenues			
Net revenues from consolidated subsidiaries	$ 279	$ 254	$ 143
Interest income	1	4	1
Net revenues	280	258	144
Expenses			
Salaries and related expenses	77	71	16
Interest expense	134	128	105
Other depreciation and amortization	8	4	—
Other operating expenses	74	59	26
Total expenses	293	262	147
Loss before income taxes and equity in (loss) earnings of subsidiaries	(13)	(4)	(3)
Benefit from income taxes	(6)	(3)	(2)
Loss before equity in earnings (loss) of subsidiaries	(7)	(1)	(1)
Equity in earnings (loss) of subsidiaries	41	(126)	49
Net income (loss)	$ 34	$ (127)	$ 48
Other comprehensive income (loss), net of tax:			
Currency translation adjustment	5	(5)	9
Change in unrealized gains on available-for-sale securities, net	(1)	1	1
Change in unfunded pension liability, net	1	(4)	—
Total other comprehensive income (loss), net of tax:	5	(8)	10
Total comprehensive income (loss)	$ 39	$ (135)	$ 58

PHH CORPORATION AND SUBSIDIARIES
SUPPLEMENTARY FINANCIAL DATA
SCHEDULE I - CONDENSED FINANCIAL INFORMATION OF REGISTRANT

PHH CORPORATION
CONDENSED BALANCE SHEETS
(In millions)

	December 31, 2012	December 31, 2011
ASSETS		
Cash and cash equivalents	$ 634	$ 307
Restricted cash and cash equivalents	23	—
Accounts receivable	4	—
Due from consolidated subsidiaries	696	1,166
Investment in consolidated subsidiaries	1,244	1,242
Property, plant and equipment, net	21	21
Other assets	183	270
Total assets	$ 2,805	$ 3,006
LIABILITIES AND EQUITY		
Debt	$ 1,156	$ 1,339
Other liabilities	123	225
Total liabilities	1,279	1,564
Commitments and contingencies	—	—
EQUITY		
Preferred stock	—	—
Common stock	1	1
Additional paid-in capital	1,127	1,082
Retained earnings	372	338
Accumulated other comprehensive income	26	21
Total PHH Corporation stockholders' equity	1,526	1,442
Total liabilities and equity	$ 2,805	$ 3,006

Annual Report

PHH CORPORATION AND SUBSIDIARIES
SUPPLEMENTARY FINANCIAL DATA
SCHEDULE I - CONDENSED FINANCIAL INFORMATION OF REGISTRANT

PHH CORPORATION
CONDENSED STATEMENTS OF CASH FLOWS
(In millions)

	Year Ended December 31,		
	2012	2011	2010
Net cash provided by operating activities	$ 115	$ 62	$ 75
Cash flows from investing activities:			
Purchases of property, plant and equipment	(6)	(5)	(5)
Increase in restricted cash	(23)	—	—
Dividends from consolidated subsidiaries	40	7	46
Net cash provided by investing activities	11	2	41
Cash flows from financing activities:			
Net cash provided by consolidated subsidiaries	373	50	—
Proceeds from unsecured borrowings	518	1,304	3,482
Principal payments on unsecured borrowings	(671)	(1,205)	(3,498)
Issuances of common stock	5	8	10
Cash paid for debt issuance costs	(19)	(2)	(19)
Other, net	(5)	(4)	(1)
Net cash provided by (used in) financing activities	201	151	(26)
Net increase in Cash and cash equivalents	327	215	90
Cash and cash equivalents at beginning of period	307	92	2
Cash and cash equivalents at end of period	$ 634	$ 307	$ 92

PHH CORPORATION AND SUBSIDIARIES
SUPPLEMENTARY FINANCIAL DATA
SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS

	PHH Corporation and Subsidiaries			PHH Corporation		
	2012	2011	2010	2012	2011	2010
	(In millions)					
Deferred tax valuation allowance:						
Balance, beginning of period	$ 44	$ 54	$ 70	$ 7	$ 6	$ 8
Additions:						
Charged to costs and expenses	2	6	2	—	—	—
Charged to other accounts	(8)	(16)	(18)	—	1	(2)
Reductions	(8)	—	—	(1)	—	—
Balance, end of period	$ 30	$ 44	$ 54	$ 6	$ 7	$ 6

Annual Report

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report on Form 10-K for the year ended December 31, 2012, management performed, with the participation of our Chief Executive Officer and Chief Financial Officer, an evaluation of the effectiveness of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended. Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosures. Based on that evaluation, management concluded that our disclosure controls and procedures were effective as of December 31, 2012.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with accounting principles generally accepted in the United States, which is commonly referred to as GAAP. The effectiveness of any system of internal control over financial reporting is subject to inherent limitations, including the exercise of judgment in designing, implementing, operating and evaluating our internal control over financial reporting. Because of these inherent limitations, internal control over financial reporting cannot provide absolute assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that our internal control over financial reporting may become inadequate because of changes in conditions or other factors, or that the degree of compliance with the policies or procedures may deteriorate.

Management, with the participation of our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2012 as required under Section 404 of the Sarbanes-Oxley Act of 2002. Management's assessment of the effectiveness of our internal control over financial reporting was conducted using the criteria in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management concluded that our internal control over financial reporting was effective as of December 31, 2012. The effectiveness of our internal control over financial reporting as of December 31, 2012 has been audited by Deloitte & Touche LLP, our independent registered public accounting firm, as stated in their attestation report which is included in this Form 10-K.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting during the quarter ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of PHH Corporation:

We have audited the internal control over financial reporting of PHH Corporation and subsidiaries (the "Company") as of December 31, 2012, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedules as of and for the year ended December 31, 2012 of the Company and our report dated February 28, 2013 expressed an unqualified opinion on those financial statements and financial statement schedules.

/s/ Deloitte & Touche LLP

Philadelphia, PA
February 28, 2013

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Information required by this Item and not otherwise set forth below is incorporated herein by reference to the information under the headings "Board of Directors," "Section 16(a) Beneficial Ownership Reporting Compliance," "Corporate Governance" and "Committees of the Board" in our definitive Proxy Statement related to our 2013 Annual Meeting of Stockholders, which we expect to file with the Commission, pursuant to Regulation 14A, no later than 120 days after December 31, 2012 (the "2013 Proxy Statement").

EXECUTIVE OFFICERS

All executive officers are appointed by and serve at the pleasure of the Board of Directors. Executive officers as of February 19, 2013, and ages of officers at December 31, 2012, were as follows:

Glen A. Messina, age 51, ***President and Chief Executive Officer*** since January 2012. Mr. Messina served as our Chief Operating Officer from July 2011 to December 2011. Prior to joining PHH, Mr. Messina spent 17 years at General Electric Company ("GE") most recently as Chief Executive Officer of GE Chemical and Monitoring Solutions, a global water and process specialty chemicals services business, from 2008 until July 2011. Previously, Mr. Messina served as Chief Financial Officer of GE Water and Process Technologies from 2007 to 2008 and Chief Financial Officer of GE Equipment Services from 2002 to 2007. Prior thereto, Mr. Messina served in various other senior level positions at GE including, at GE Capital Mortgage Corporation, Chief Executive Officer from 1998 to 2000 and Chief Financial Officer from 1996 to 1998.

Robert B. Crowl, age 49, ***Executive Vice President and Chief Financial Officer*** since May 2012. Prior to joining PHH, Mr. Crowl served as Executive Vice President and CFO at Sun Bancorp, Inc. and its wholly owned subsidiary, Sun National Bank from March 2010 to April 2012. Prior to that, Mr. Crowl spent more than 10 years at National City Corporation from November 1998 to March 2009 serving most recently as Executive Vice President and Chief Operating Officer of National City Mortgage. Additionally, during his tenure at National City, Mr. Crowl held various other senior level positions including, Senior Vice President and Corporate Comptroller and Senior Vice President of Asset/Liability.

George J. Kilroy, age 65, ***Executive Vice President, Fleet*** since March 2001. Previously, Mr. Kilroy served as Senior Vice President, Business Development from May 1997 to March 2001. Mr. Kilroy began his career at PHH in 1976, serving in various other positions including the Head of Diversified Services and Financial Services.

David E. Tucker, age 52, ***Executive Vice President, Mortgage*** since May 2012. Prior to joining PHH, Mr. Tucker founded Tucker Group, LLC, an advisory firm, and served as Principal from June 2011 to May 2012. In addition, Mr. Tucker served as a Senior Advisor and Consulting Partner with Excelar Group, LLC, a consulting firm, from September 2010 to May 2012. Previously, Mr. Tucker spent 25 years at GE, most recently as Chief Operating Officer of GE Oil & Gas – Drilling & Productions Systems from January 2007 to May 2009. Mr. Tucker also served as General Manager of Power Services at GE Energy from January 2005 to December 2006 and General Manager of Global Business Development at GE Energy from January 2001 to December 2004. Earlier in his career at GE, Mr. Tucker served in various other senior level positions within GE Capital Services, including Chief Financial Officer of Vendor Financial Services, the company's private label commercial finance unit, and also served on the GE Corporate Audit Staff.

Richard J. Bradfield, age 43, ***Senior Vice President and Treasurer*** since March 2012. Mr. Bradfield also serves as Senior Vice President, Capital Markets for PHH Mortgage, a position he has held since January 2005. Mr. Bradfield began his career at Cendant Mortgage (now PHH Mortgage Corporation) in July 1992 and has held numerous positions with PHH Mortgage at varying levels, including serving as Vice President of Risk Management from November 1999 to January 2005.

William F. Brown, age 55, ***Senior Vice President, General Counsel and Secretary*** since February 2005. Mr. Brown began his career at Cendant Mortgage (now PHH Mortgage Corporation) in November 1985. Mr. Brown has held numerous positions with PHH Mortgage at varying levels throughout his career, including serving most recently served as Senior Vice President and General Counsel from June 1999 to February 2011.

Jonathan T. McGrain, age 49, ***Senior Vice President, Corporate Communications*** since January 2010. Prior to joining PHH, Mr. McGrain served as Communications Counsel of Catinat Group, Ltd from January 2008 to January 2010. Previously, Mr. McGrain served as Director of Marketing and Communications at VinaCapital Investment Management, Ltd from April 2007 to December 2007. Prior to that, Mr. McGrain served as Senior Vice President, Marketing and Communications of Clayton Holdings from August 2006 to March 2007, and as Senior Vice President, Corporate Communications of Radian Group Inc from June 1999 to February 2006.

Kathryn M. Ruggieri, age 59 ***Senior Vice President, Chief Human Resources Officer,*** since January 2013. From June 2010 through December 2012, Ms. Ruggieri served as our Vice President of Talent Management and Organization Effectiveness. Prior to joining PHH, Ms. Ruggieri served as Vice President of Talent Management and Organizational Development at Drexel University from September 2006 through July 2009. From July 2005 through August 2006, Ms. Ruggieri served as Director of Organizational Development at MedQuist. Earlier in her career, Ms. Ruggieri served as Vice President of Executive Development and Diversity for Unisys Corporation.

Item 11. Executive Compensation

Information required under this Item is incorporated herein by reference to the information under the headings "Executive Compensation," "Director Compensation" and "Compensation Committee Report" in our 2013 Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information required under this Item is incorporated herein by reference to the information under the headings "Equity Compensation Plan Information" and "Security Ownership of Certain Beneficial Owners and Management" in our 2013 Proxy Statement.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information required under this Item is incorporated herein by reference to the information under the headings "Certain Relationships and Related Transactions" and "Board of Directors—Independence of the Board of Directors" in our 2013 Proxy Statement.

Item 14. Principal Accounting Fees and Services

Information required under this Item is incorporated herein by reference to the information under the heading "Principal Accountant Fees and Services" in our 2013 Proxy Statement.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a)(1). Financial Statements

Information in response to this Item is included in Item 8 of Part II of this Form 10-K.

(a)(2). Financial Statement Schedules

Information in response to this Item is included in Item 8 of Part II of this Form 10-K and incorporated herein by reference to Exhibit 12 attached to this Form 10-K.

(a)(3) and (b). Exhibits

Information in response to this Item is incorporated herein by reference to the Exhibit Index to this Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized on this 28th day of February, 2013.

PHH CORPORATION

By: /s/ GLEN A. MESSINA
Name: Glen A. Messina
Title: President and Chief Executive Officer

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, this Annual Report on Form 10-K has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated. The undersigned hereby constitute and appoint Glen A. Messina, Robert B. Crowl and William F. Brown, and each of them, their true and lawful agents and attorneys-in-fact with full power and authority in said agents and attorneys-in-fact, and in any one or more of them, to sign for the undersigned and in their respective names as Directors and officers of PHH Corporation, any amendment or supplement hereto. The undersigned hereby confirm all acts taken by such agents and attorneys-in-fact, or any one or more of them, as herein authorized.


Annual Report

Signature	Title	Date
/s/ GLEN A. MESSINA Glen A. Messina	President, Chief Executive Officer and Director (Principal Executive Officer)	February 28, 2013
/s/ ROBERT B. CROWL Robert B. Crowl	Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	February 28, 2013
/s/ JAMES O. EGAN James O. Egan	Non-Executive Chairman of the Board of Directors	February 28, 2013
/s/ JON A. BOSCIA Jon A. Boscia	Director	February 28, 2013
/s/ JANE D. CARLIN Jane D. Carlin	Director	February 28, 2013
/s/ THOMAS P. GIBBONS Thomas P. Gibbons	Director	February 28, 2013
/s/ ALLAN Z. LOREN Allan Z. Loren	Director	February 28, 2013
/s/ GREGORY J. PARSEGHIAN Gregory J. Parseghian	Director	February 28, 2013
/s/ CHARLES P. PIZZI Charles P. Pizzi	Director	February 28, 2013
/s/ DEBORAH M. REIF Deborah M. Reif	Director	February 28, 2013
/s/ CARROLL R. WETZEL, JR. Carroll R. Wetzel, Jr.	Director	February 28, 2013

EXHIBIT INDEX

Exhibit No.	Description	Incorporation by Reference
3.1	Amended and Restated Articles of Incorporation.	Incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K filed on February 1, 2005.
3.2	Articles Supplementary.	Incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K filed on March 27, 2008.
3.3	Articles of Amendment	Incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K filed on June 16, 2009.
3.4	Amended and Restated By-Laws.	Incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K filed on November 1, 2011.
4.1	Specimen common stock certificate.	Incorporated by reference to Exhibit 4.1 to our Annual Report on Form 10-K for the year ended December 31, 2004 filed on March 15, 2005.
4.2	See Exhibits 3.1, 3.2, 3.3 and 3.4 for provisions of the Amended and Restated Articles of Incorporation, as amended, and Amended and Restated By-laws of the registrant defining the rights of holders of common stock of the registrant.	Incorporated by reference to Exhibit 3.1 to our Current Reports on Form 8-K filed on February 1, 2005, March 27, 2008, June 16, 2009 and November 1, 2011, respectively.
4.3	Agreement to furnish to the Securities and Exchange Commission upon request a copy of instruments defining the rights of holders of certain long-term debt not being registered.	Filed herewith.
4.4‡	Amended and Restated Base Indenture dated as of December 17, 2008 among Chesapeake Finance Holdings LLC, as Issuer, and JP Morgan Chase Bank, N.A., as indenture trustee.	Incorporated by reference to Exhibit 10.76 to our Annual Report on Form 10-K for the year ended December 31, 2008 filed on March 2, 2009.
4.5	Trust Indenture made as of November 16, 2009, between Fleet Leasing Receivables Trust, BNY Trust Company of Canada, as issuer trustee, and ComputerShare Trust Company Of Canada, as indenture trustee.	Incorporated by reference to Exhibit 4.8 to our Annual Report on Form 10-K for the year ended December 31, 2009 filed on March 1, 2010.
4.6	Indenture dated as of November 6, 2000 between PHH Corporation and The Bank of New York Mellon (formerly known as The Bank of New York, as successor in interest to Bank One Trust Company, N.A.), as Trustee.	Incorporated by reference to Exhibit 4.3 to our Annual Report on Form 10-K for the year ended December 31, 2005 filed on November 22, 2006.
4.6.1	Supplemental Indenture No. 1 dated as of November 6, 2000 between PHH Corporation and The Bank of New York Mellon (formerly known as The Bank of New York, as successor in interest to Bank One Trust Company, N.A.), as Trustee.	Incorporated by reference to Exhibit 4.4 to our Annual Report on Form 10-K for the year ended December 31, 2005 filed on November 22, 2006.
4.6.2	Supplemental Indenture No. 2 dated as of January 30, 2001 between PHH Corporation and The Bank of New York Mellon (formerly known as The Bank of New York, as successor in interest to Bank One Trust Company, N.A.), as Trustee.	Incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K filed on February 8, 2001.

Exhibit No.	Description	Incorporation by Reference
4.6.3	Supplemental Indenture No. 3 dated as of May 30, 2002 between PHH Corporation and The Bank of New York Mellon (formerly known as The Bank of New York, as successor in interest to Bank One Trust Company, N.A.), as Trustee.	Incorporated by reference to Exhibit 4.5 to our Quarterly Report on Form 10-Q for the period ended June 30, 2007 filed on August 8, 2007.
4.6.4	Supplemental Indenture No. 4 dated as of August 31, 2006 between PHH Corporation and The Bank of New York Mellon (formerly known as The Bank of New York, as successor in interest to Bank One Trust Company, N.A.), as Trustee.	Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on September 1, 2006.
4.6.5	Supplemental Indenture No. 5, dated as of August 23, 2012, between PHH Corporation and The Bank of New York Mellon Trust Company, N.A. (formerly known as The Bank of New York, as successor in interest to Bank One Trust Company, N.A.), as trustee.	Incorporated by reference to Exhibit 4.4 to our Current Report on Form 8-K filed on August 23, 2012.
4.6.6	Form of PHH Corporation Internotes.	Incorporated by reference to Exhibit 4.6 to our Quarterly Report on Form 10-Q for the period ended March 31, 2008 filed on May 9, 2008.
4.7	Indenture dated as of September 29, 2009, by and between PHH Corporation and The Bank of New York Mellon, as Trustee.	Incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K filed on October 1, 2009.
4.7.1	Form of Global Note 4.00% Convertible Senior Note Due 2014.	Incorporated by reference to Exhibit A of Exhibit 4.1 to our Current Report on Form 8-K filed on October 1, 2009.
4.8	Indenture dated as of August 11, 2010 between PHH Corporation, as Issuer, and The Bank of New York Mellon Trust Company, N.A., as Trustee.	Incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K filed on August 12, 2010.
4.8.1	Form of 9¼% Senior Note Due 2016.	Incorporated by reference to Exhibit A of Exhibit 4.1 to our Current Report on Form 8-K filed on August 12, 2010.
4.8.2	First Supplemental Indenture, dated December 12, 2011, between PHH Corporation and The Bank of New York Mellon Trust Company, N.A., as trustee.	Incorporated by reference to Exhibit 4.2 to our Current Report on Form 8-K filed on December 12, 2011.
4.9	Indenture, dated January 17, 2012, between PHH Corporation and The Bank of New York Mellon Trust Company, N.A., as trustee.	Incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K filed on January 17, 2012.
4.9.1	First Supplemental Indenture, dated January 17, 2012, between PHH Corporation and The Bank of New York Mellon Trust Company, N.A., as trustee.	Incorporated by reference to Exhibit 4.2 to our Current Report on Form 8-K filed on January 17, 2012.
4.9.2	Form of 6.00% Convertible Senior Note due 2017.	Incorporated by reference to Exhibit A of Exhibit 4.2 to our Current Report on Form 8-K filed on January 17, 2012.
4.9.3	Second Supplemental Indenture, dated August 23, 2012, between PHH Corporation and The Bank of New York Mellon Trust Company, N.A., as trustee.	Incorporated by reference to Exhibit 4.2 to our Current Report on Form 8-K filed on August 23, 2012.

Exhibit No.	Description	Incorporation by Reference
4.9.4	Form of 7.375% Senior Note due 2019.	Incorporated by reference to Exhibit A of Exhibit 4.2 to our Current Report on Form 8-K filed on August 23, 2012.
10.1	Amended and Restated Credit Agreement, dated August 2, 2012, among PHH Corporation, as borrower, the lenders referred to therein, Bank of America, N.A., Citibank, N.A., Manufacturers and Traders Trust Company, The Royal Bank of Scotland plc and Wells Fargo Bank, National Association, as syndication agents, Barclays Bank PLC, as documentation agent, and JPMorgan Chase Bank, N.A., as administrative agent.	Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on August 8, 2012.
10.2	Credit Agreement, dated as of September 25, 2012, by and between PHH Vehicle Management Services, Inc./PHH Services de Gestion de Véhicules, Inc., as Borrower, and The Bank of Nova Scotia, as Administrative Agent, Lead Arranger and Sole Bookrunner, and the subsidiaries of the borrower and the lenders from time to time party thereto.	Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on October 1, 2012.
10.2.1	Parent Guaranty, dated as of September 25, 2012, made by PHH Corporation, as guarantor, in favor of The Bank of Nova Scotia, as administrative agent.	Incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed on October 1, 2012.
10.3	Purchase Agreement dated September 23, 2009, by and between PHH Corporation, Citigroup Global Markets Inc., J.P. Morgan Securities Inc. and Wells Fargo Securities, LLC, as representatives of the Initial Purchasers.	Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on September 29, 2009.
10.3.1	Master Terms and Conditions for Convertible Bond Hedging Transactions dated September 23, 2009, by and between PHH Corporation and JPMorgan Chase Bank, National Association, London Branch.	Incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed on September 29, 2009.
10.3.2	Master Terms and Conditions for Warrants dated September 23, 2009, by and between PHH Corporation and JPMorgan Chase Bank, National Association, London Branch.	Incorporated by reference to Exhibit 10.3 to our Current Report on Form 8-K filed on September 29, 2009.
10.3.3	Confirmation of Convertible Bond Hedging Transactions dated September 23, 2009, by and between PHH Corporation and JPMorgan Chase Bank, National Association, London Branch.	Incorporated by reference to Exhibit 10.4 to our Current Report on Form 8-K filed on September 29, 2009.
10.3.4	Confirmation of Warrants dated September 23, 2009, by and between PHH Corporation and JPMorgan Chase Bank, National Association, London Branch.	Incorporated by reference to Exhibit 10.5 to our Current Report on Form 8-K filed on September 29, 2009.
10.3.5	Master Terms and Conditions for Convertible Bond Hedging Transactions dated September 23, 2009, by and between PHH Corporation and Wachovia Bank, National Association.	Incorporated by reference to Exhibit 10.6 to our Current Report on Form 8-K filed on September 29, 2009.
10.3.6	Master Terms and Conditions for Warrants dated September 23, 2009, by and between PHH Corporation and Wachovia Bank, National Association.	Incorporated by reference to Exhibit 10.7 to our Current Report on Form 8-K filed on September 29, 2009.
10.3.7	Confirmation of Convertible Bond Hedging Transactions dated September 23, 2009, by and between PHH Corporation and Wachovia Bank, National Association.	Incorporated by reference to Exhibit 10.8 to our Current Report on Form 8-K filed on September 29, 2009.

Exhibit No.	Description	Incorporation by Reference
10.3.8	Confirmation of Warrants dated September 23, 2009, by and between PHH Corporation and Wachovia Bank, National Association.	Incorporated by reference to Exhibit 10.9 to our Current Report on Form 8-K filed on September 29, 2009.
10.3.9	Master Terms and Conditions for Convertible Bond Hedging Transactions dated September 23, 2009, by and between PHH Corporation and Citibank, N.A.	Incorporated by reference to Exhibit 10.10 to our Current Report on Form 8-K filed on September 29, 2009.
10.3.10	Master Terms and Conditions for Warrants dated September 23, 2009, by and between PHH Corporation and Citibank, N.A.	Incorporated by reference to Exhibit 10.11 to our Current Report on Form 8-K filed on September 29, 2009.
10.3.11	Confirmation of Convertible Bond Hedging Transactions dated September 23, 2009, by and between PHH Corporation and Citibank, N.A.	Incorporated by reference to Exhibit 10.12 to our Current Report on Form 8-K filed on September 29, 2009.
10.3.12	Confirmation of Warrants dated September 23, 2009, by and between PHH Corporation and Citibank, N.A.	Incorporated by reference to Exhibit 10.13 to our Current Report on Form 8-K filed on September 29, 2009.
10.3.13	Amendment to Convertible Bond Hedging Transaction Confirmation dated September 29, 2009, by and between PHH Corporation and JPMorgan Chase Bank, National Association, London Branch.	Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on October 1, 2009.
10.3.14	Confirmation of Additional Warrants dated September 29, 2009, by and between PHH Corporation and JPMorgan Chase Bank, National Association, London Branch.	Incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed on October 1, 2009.
10.3.15	Amendment to Convertible Bond Hedging Transaction Confirmation dated September 29, 2009, by and between PHH Corporation and Wachovia Bank, National Association.	Incorporated by reference to Exhibit 10.3 to our Current Report on Form 8-K filed on October 1, 2009.
10.3.16	Confirmation of Additional Warrants dated September 29, 2009, by and between PHH Corporation and Wachovia Bank, National Association.	Incorporated by reference to Exhibit 10.4 to our Current Report on Form 8-K filed on October 1, 2009.
10.3.17	Amendment to Convertible Bond Hedging Transaction Confirmation dated September 29, 2009, by and between PHH Corporation and Citibank, N.A.	Incorporated by reference to Exhibit 10.5 to our Current Report on Form 8-K filed on October 1, 2009.
10.3.18	Confirmation of Additional Warrants dated September 29, 2009, by and between PHH Corporation and Citibank, N.A.	Incorporated by reference to Exhibit 10.6 to our Current Report on Form 8-K filed on October 1, 2009.
10.4	Form of Amended and Restated Indemnification Agreement	Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on December 7, 2012.
10.4.1†	PHH Corporation Unanimous Written Consent of the Board of Directors effective August 18, 2010.	Incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed on August 20, 2010.
10.4.2†	PHH Corporation Management Incentive Plan.	Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on April 6, 2010.

Exhibit No.	Description	Incorporation by Reference
10.4.3†	Form of PHH Corporation Management Incentive Plan Award Notice.	Incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed on April 6, 2010.
10.4.4†	Amended and Restated 2005 Equity and Incentive Plan (as amended and restated through June 17, 2009).	Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on June 22, 2009.
10.4.5†	First Amendment to the PHH Corporation Amended and Restated 2005 Equity and Incentive Plan, effective August 18, 2010.	Incorporated by reference to Exhibit 10.3 to our Current Report on Form 8-K filed on August 20, 2010.
10.4.6†	Form of PHH Corporation 2005 Equity and Incentive Plan Non-Qualified Stock Option Agreement, as amended.	Incorporated by reference to Exhibit 10.28 to our Quarterly Report on Form 10-Q for the period ended March 31, 2005 filed on May 16, 2005.
10.4.7†	Form of PHH Corporation 2005 Equity and Incentive Plan Non-Qualified Stock Option Conversion Award Agreement.	Incorporated by reference to Exhibit 10.29 to our Quarterly Report on Form 10-Q for the period ended March 31, 2005 filed on May 16, 2005.
10.4.8†	Form of PHH Corporation 2005 Equity and Incentive Plan Non-Qualified Stock Option Award Agreement, as revised June 28, 2005.	Incorporated by reference to Exhibit 10.36 to our Quarterly Report on Form 10-Q for the period ended June 30, 2005 filed on August 12, 2005.
10.4.9†	Form of PHH Corporation 2005 Equity and Incentive Plan Restricted Stock Unit Award Agreement, as revised June 28, 2005.	Incorporated by reference to Exhibit 10.37 to our Quarterly Report on Form 10-Q for the period ended June 30, 2005 filed on August 12, 2005.
10.4.10†	Letter Agreement between PHH Corporation and Alvarez & Marsal North America, LLC dated March 1, 2011.	Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on March 4, 2011.
10.4.11†	Separation Agreement by and between Sandra Bell and PHH Corporation dated as of May 6, 2011.	Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on May 9, 2011.
10.4.12†	Form of Restrictive Covenant Agreement.	Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on November 18, 2011.
10.4.13†	Form of 2011 Non-Qualified Stock Option Award Notice and Agreement.	Incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed on November 18, 2011.
10.4.14†‡‡	Form of 2011 Performance Restricted Stock Unit Award Notice and Agreement.	Incorporated by reference to Exhibit 10.6.16 to our Annual Report on Form 10-K filed on February 28, 2012.
10.4.15†	Form of 2012 Non-Qualified Stock Option Award Notice and Agreement.	Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on February 24, 2012.
10.4.16†	Form of 2012 Restricted Stock Unit Award Notice and Agreement.	Incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed on February 24, 2012.
10.4.17†	Separation Agreement between PHH Corporation and Jerome J. Selitto dated as of April 30, 2012.	Incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed on May 1, 2012.
10.4.18†	Restrictive Covenant Agreement between PHH Corporation and Robert B. Crowl dated as of May 9, 2012.	Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on May 9, 2012.

Exhibit No.	Description	Incorporation by Reference
10.4.19†	Restrictive Covenant Agreement between PHH Corporation and David E. Tucker dated as of May 25, 2012.	Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on May 25, 2012.
10.4.20†	Separation Agreement between PHH Corporation and Luke Hayden dated as of June 25, 2012.	Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on June 28, 2012.
10.4.21†	Form of Restrictive Covenant Agreement	Incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed on October 3, 2012.
10.4.22†	Form of 2012 Performance Restricted Stock Unit Award Notice and Agreement	Incorporated by reference to Exhibit 10.3 to our Current Report on Form 8-K filed on October 3, 2012.
10.4.23†	Form of 2012 Non-Qualified Stock Option Award Notice and Agreement	Incorporated by reference to Exhibit 10.4 to our Current Report on Form 8-K filed on October 3, 2012.
10.4.24†	PHH Corporation Tier I Severance Pay Plan	Incorporated by reference to Exhibit 10.5 to our Current Report on Form 8-K filed on October 3, 2012.
10.5	Letter Agreement between Fannie Mae and PHH Mortgage Corporation dated December 15, 2011.	Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on December 21, 2011.
10.5.1	Amendment No. 1 to Letter Agreement between Fannie Mae and PHH Mortgage Corporation dated April 27, 2012.	Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on May 1, 2012.
10.5.2	Letter Agreement between Fannie Mae and PHH Mortgage Corporation dated November 27, 2012.	Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on November 27, 2012.
10.6	Underwriting Agreement, dated August 9, 2012, by and between PHH Corporation and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representative of the several Underwriters.	Incorporated by reference to Exhibit 1.1 to our Current Report on Form 8-K filed on August 14, 2012.
12	Computation of Ratio of Earnings to Fixed Charges.	Filed herewith.
21	Subsidiaries of the Registrant.	Filed herewith.
23	Consent of Independent Registered Public Accounting Firm.	Filed herewith.
24	Powers of Attorney	Incorporated by reference to the signature page to this Annual Report on Form 10-K.
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed herewith.
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed herewith.
32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Furnished herewith.

Exhibit No.	Description	Incorporation by Reference
32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Furnished herewith.
101.INS	XBRL Instance Document	Filed herewith.
101.SCH	XBRL Taxonomy Extension Schema Document	Filed herewith.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document	Filed herewith.
101.LAB	XBRL Taxonomy Extension Labels Linkbase Document	Filed herewith.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document	Filed herewith.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document	Filed herewith.

‡ Confidential treatment has been requested for certain portions of this Exhibit pursuant to Rule 24b-2 of the Exchange Act which portions have been omitted and filed separately with the Commission.

‡‡ Confidential treatment has been granted for certain portions of this Exhibit pursuant to an order under the Exchange Act which portions have been omitted and filed separately with the Commission.

† Management or compensatory plan or arrangement required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

Exhibit 4.3

Richard J. Bradfield
Senior Vice President and Treasurer
PHH Corporation
3000 Leadenhall Road
Mt. Laurel, NJ 08054

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

February 28, 2013

Subject: PHH Corporation Annual Report on Form 10-K for the fiscal year ended December 31, 2012 -- File No. 001-07797

To whom it may concern:

Neither PHH Corporation (the "Company") nor any of its consolidated subsidiaries has outstanding any instrument with respect to long-term debt not being registered under which the total amount of securities authorized thereunder exceeds 10% of the total assets of the Company and its subsidiaries on a consolidated basis other than those instruments filed or incorporated by reference as an exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2012. In accordance with paragraph (b)(4)(iii) of Item 601 of Regulation S-K (17 CFR Sec. 229.601), the Company hereby agrees to furnish to the Securities and Exchange Commission, upon request, a copy of each instrument that defines the rights of holders of such long term debt and that is not filed or incorporated by reference as an exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2012.

Very truly yours,

PHH Corporation

/s/ Richard J. Bradfield
Richard J. Bradfield
Senior Vice President and Treasurer

Exhibit 12

PHH CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
($ in millions, except ratios)

	Year Ended December 31,				
	2012	2011	2010	2009	2008
Earnings available to cover fixed charges:					
Income (loss) before income taxes	$ 87	$ (202)	$ 115	$ 280	$ (443)
Plus: fixed charges	288	289	282	243	344
Total	$ 375	$ 87	$ 397	$ 523	$ (99)
Fixed charges:					
Interest expense[1]	$ 280	$ 281	$ 274	$ 236	$ 333
Estimated interest portion of net rental expense[2]	8	8	8	7	11
Total	$ 288	$ 289	$ 282	$ 243	$ 344
Ratio of earnings to fixed charges	1.30	0.30 [3]	1.41	2.15	—[3]

[1] Consists of interest expense on all indebtedness including amortization of deferred financing costs.

[2] One-third of rental expense net of income from subleases is deemed an appropriate representative of the interest rate factor.

[3] The ratio of earnings to fixed charges was less than 1:1. Earnings were deficient to cover fixed charges by $202 million and $443 million for the years ended December 31, 2011 and 2008, respectively. The earnings deficiencies were primarily due to unfavorable Valuation adjustments related to mortgage servicing rights, net.

Exhibit 21

SUBSIDIARIES OF REGISTRANT
As of December 31, 2012

Name of Subsidiary	Jurisdiction of Incorporation or Formation
Atrium Insurance Corporation	NY
Atrium Reinsurance Corporation	VT
Axiom Financial, LLC	UT
Canadian Lease Management Ltd.	Canada
Carolina Fleet Truck Sales, LLC	NC
Cartus Home Loans, LLC	DE
Center for Transportation Safety, LLC	DE
Century 21 Mortgage Corporation	MA
Chesapeake Finance Holdings LLC	DE
Chesapeake Funding LLC	DE
Coldwell Banker Home Loans, LLC	DE
Coldwell Banker Mortgage Corporation	MA
D. L. Peterson Trust	DE
Dealers Holding, Inc.	MD
Domain Distinctive Property Finance Corporation	MA
Driversshield.com FS Corp.	NY
Edenton Motors, Inc.	MD
ERA Home Loans, LLC	DE
ERA Mortgage Corporation	MA
First Fleet Corporation	MA
First Fleet Master Titling Trust	DE
Fleet Leasing Receivables Trust	Canada
FLR GP1 Inc.	Canada
FLR GP2 Inc.	Canada
FLR LP Inc.	Canada
Haddonfield Holding Corporation	DE
Instamortgage.com Corporation	MD
J.W. Geckle Trust	MD
JHH Partnership	MD
Landover Mortgage, LLC	WA
Long Island Mortgage Group, Inc. (dba Corcoran Capital; L'Argent Funding Consultants; Home Key Mortgage Bankers; Royal Capital; Manhattan Island Capital; Long Island Mortgage Resources; NYC Capital; Madison Avenue Capital)	NY
MortgageSave.com Corporation	MA

Annual Report

Name of Subsidiary	Jurisdiction of Incorporation or Formation
NE Moves Mortgage, LLC	MA
Pacific Access Mortgage, LLC	HI
PHH (Bermuda) Holdings Ltd.	Bermuda
PHH Auto Finance LLC	MD
PHH Broker Partner Corporation	MD
PHH Canadian Holdings, Inc.	DE
PHH Caribbean Leasing, Inc.	MD
PHH Centre for Transportation Safety Inc.	Canada
PHH Charitable Trust	U.K.
PHH Continental Leasing, LLC	MD
PHH Corner Leasing, Inc.	MD
PHH Corporate Services, Inc.	DE
PHH de Brasil Paricopaceos Ltda.	Brazil
PHH Financial Services LLC	MD
PHH Fleet Lease Receivables L.P.	Canada
PHH Foundation, Inc	MD
PHH Home Loans, LLC (dba Sunbelt Lending Services; Hamera Home Loans; ERA Home Loans; Burnet Home Loans; Coldwell Banker Home Loans; Cartus Home Loans; First Capital; Preferred Mortgage Group)	DE
PHH Market Leasing, Inc.	MD
PHH Milford Leasing, Inc.	MD
PHH Mortgage Capital LLC	DE
PHH Mortgage Corporation	NJ
PHH Mortgage Services Corporation	MD
PHH Services B.V.	Netherlands
PHH St. Paul Leasing, Inc.	MD
PHH Sub 1 Inc.	DE
PHH Sub 2 Inc.	DE
PHH Vehicle Management Services Group LLC	DE
PHH Vehicle Management Services, Inc.	Canada
PHH Vehicle Management Services, LLC (dba PHH Arval)	DE
Preferred Mortgage Group, LLC	DE
Raven Funding LLC	DE
RMR Financial, LLC (dba Princeton Capital; Mortgage California)	CA
Speedy Title & Appraisal Review Services LLC	DE
VMS Holdings LLC	DE
Williamsburg Motors, Inc.	MD

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-178364 and 333-177723 on Form S-3 and Registration Statement Nos. 333-161020 and 333-122477 on Form S-8 of our reports dated February 28, 2013, relating to the consolidated financial statements and financial statement schedules of PHH Corporation and the effectiveness of PHH Corporation's internal control over financial reporting, appearing in this Annual Report on Form 10-K of PHH Corporation and subsidiaries for the year ended December 31, 2012.

/s/ Deloitte & Touche LLP

Philadelphia, Pennsylvania
February 28, 2013

Exhibit 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Glen A. Messina, certify that:

1. I have reviewed this Annual Report on Form 10-K of PHH Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's Board of Directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting, which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

By: /s/ Glen A. Messina
Glen A. Messina
President and Chief Executive Officer

Date: February 28, 2013

Exhibit 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Robert B. Crowl, certify that:

1. I have reviewed this Annual Report on Form 10-K of PHH Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's Board of Directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting, which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

By: /s/ Robert B. Crowl
Robert B. Crowl
Executive Vice President and Chief Financial Officer

Date: February 28, 2013

Exhibit 32.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

Pursuant to 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned officer of PHH Corporation (the "Company") hereby certifies, to such officer's knowledge, that:

(i) the Annual Report on Form 10-K of the Company for the period ended December 31, 2012 (the "Report") fully complies with the requirements of Section 13(a) or Section 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By: /s/ Glen A. Messina
Glen A. Messina
President and Chief Executive Officer

Date: February 28, 2013

A signed original of this written statement required by Section 906 has been provided to PHH Corporation and will be retained by PHH Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

The foregoing certification is being furnished solely to accompany the Report pursuant to 18 U.S.C. Section 1350, and is not being filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not to be incorporated by reference into any filing of PHH Corporation, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Exhibit 32.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER

Pursuant to 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned officer of PHH Corporation (the "Company") hereby certifies, to such officer's knowledge, that:

(i) the Annual Report on Form 10-K of the Company for the period ended December 31, 2012 (the "Report") fully complies with the requirements of Section 13(a) or Section 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By: /s/ Robert B. Crowl
Robert B. Crowl
Executive Vice President and Chief Financial Officer

Date: February 28, 2013

A signed original of this written statement required by Section 906 has been provided to PHH Corporation and will be retained by PHH Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

The foregoing certification is being furnished solely to accompany the Report pursuant to 18 U.S.C. Section 1350, and is not being filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not to be incorporated by reference into any filing of PHH Corporation, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Board of Directors

Jon A. Boscia[1,5]
Independent Director

Jane D. Carlin[3,5]
Independent Director,
Chair, Regulatory Oversight Committee

James O. Egan[1,2]
Independent Director,
Non-Executive Chairman of the Board,
Chair, Audit Committee

Thomas P. Gibbons[1,3]
Independent Director

Allan Z. Loren[2,4]
Independent Director,
Chair, Human Capital and Compensation Committee

Glen A. Messina
Director

Gregory J. Parseghian[1,3,5]
Independent Director,
Chair, Finance and Risk Management Committee

Charles P. Pizzi[2,4]
Independent Director

Deborah M. Reif[3,4]
Independent Director

Carroll R. Wetzel, Jr.[1,2,3]
Independent Director,
Chair, Corporate Governance Committee

Committee Assignments:
[1]Audit, [2]Corporate Governance, [3]Finance and Risk Management, [4]Human Capital and Compensation, [5]Regulatory Oversight

Executive Officers

Glen A. Messina
President and Chief Executive Officer

Robert B. Crowl
Executive Vice President and Chief Financial Officer

George J. Kilroy
Executive Vice President, Fleet

David E. Tucker
Executive Vice President, Mortgage

Richard J. Bradfield
Senior Vice President and Treasurer

William F. Brown
Senior Vice President, General Counsel and Secretary

Kathryn M. Ruggieri
Senior Vice President, Chief Human Resources Officer

Corporate Headquarters

PHH Corporation
3000 Leadenhall Road
Mount Laurel, NJ 08054
(856) 917-1744

Stock Listing

New York Stock Exchange
Ticker Symbol "PHH"

Transfer Agent

Computershare
(866) 245-7559
www.computershare.com/investor

Mailing address:
Computershare
P.O. Box 43006
Providence, RI 02940-3006

Overnight delivery address:
Computershare
250 Royall Street
Canton, MA 02021

Electronic Access

Please join PHH in its commitment to being an environmentally responsible corporation by electing to receive future stockholder materials electronically. Log on to www.computershare.com/investor for enrollment instructions.

Stockholders who hold PHH shares in a brokerage account may sign up for electronic delivery at www.proxyvote.com.

Investor Information

The Company's Annual Report on Form 10-K, Corporate Governance Guidelines, Code of Business Ethics and Conduct, Code of Ethics for Chief Executive Officer and Senior Financial Officers, Board committee charters and other investor information may be accessed via the Internet at www.phh.com/invest and are also available, free of charge, upon request directly to the Company as follows:

PHH Corporation
Investor Relations
3000 Leadenhall Road
Mail Stop CC
Mount Laurel, NJ 08054
(856) 917-7405

PHH®
CORPORATION


PHH

CORPORATION

www.phh.com

0012486-04-13